

03032413

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eiffel Technologies Limited

*CURRENT ADDRESS Level 14, 50 Market St
Melbourne, Victoria 3000

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 34747 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: BBS
DAT : 10/1/03

Rules 4.1, 4.3

Appe...

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Eiffel Technologies Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
96 072 178 977		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities *(item 1.1)*	down	98.2%	To	170,784
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	down	39.2%	To	(2,132,807)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	down	39.2%	To	(2,132,807)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL¢	NIL¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL¢	NIL¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period	Previous corresponding period
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	170,784	9,451,041
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(2,498,886)	(12,881,660)
1.3	Borrowing costs	(144,210)	(230,724)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	**(2,472,312)**	**(3,661,343)**
1.6	Income tax on ordinary activities *(see note 4)*		
1.7	**Profit (loss) from ordinary activities after tax**	**(2,472,312)**	**(3,661,343)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**(2,472,312)**	**(3,661,343)**
1.10	Net loss attributable to outside +equity interests	339,505	154,089
1.11	**Net profit (loss) for the period attributable to members**	**(2,132,807)**	**(3,507,254)**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**N/A**	**N/A**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(2.24) Cents	(4.91) Cents
1.19	Diluted EPS	(1.33) Cents	(2.65) Cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period -	Previous corresponding period -
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(2,472,312)	(3,661,343)
1.21	Less (plus) outside +equity interests	339,505	154,089
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(2,132,807)**	**(3,507,254)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period	Previous corresponding period
1.23	Revenue from sales or services	170,336	9,355,421
1.24	Interest revenue	448	28,956
1.25	Other relevant revenue	0	66,664
1.26	Details of relevant expenses	(2,493,960)	(12,397,680)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(4,926)	(483,980)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	N/A	N/A
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	N/A	N/A

Consolidated retained profits

		Current period	Previous corresponding period
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(16,850,391)	(13,343,137)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(2,132,807)	(3,507,254)
1.32	Net transfers from (to) reserves *(details if material)*		
1.33	Net effect of changes in accounting policies		
1.34	Dividends and other equity distributions paid or payable		
1.35	**Retained profits (accumulated losses) at end of financial period**	**(18,983,198)**	**(16,850,391)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	N/A	N/A	N/A	N/A

Comparison of half year profits

(Preliminary final report only)

		Current year	Previous year
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(776,948)	(804,000)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(1,355,859)	(2,703,254)

* prior year – reported in $000s

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period	As shown in last annual report	As in last half yearly report
	Current assets			
4.1	Cash	879,062	956,725	457,362
4.2	Receivables	2,115,955	3,680,246	3,206,131
4.3	Investments			
4.4	Inventories	32,000		9,917
4.5	Tax assets			
4.6	Other (provide details if material)	49,425	53,716	57,043
4.7	**Total current assets**	**3,076,442**	**4,690,687**	**3,730,453**
	Non-current assets			
4.8	Receivables	1,123,699	523,699	
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*			
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)	343,865	4,948	15,081
4.15	Intangibles (net)			
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**	**1,467,564**	**528,647**	**15,081**
4.19	**Total assets**	**4,544,006**	**5,219,334**	**3,745,534**
	Current liabilities			
4.20	Payables	375,671	621,370	204,209
4.21	Interest bearing liabilities	2,837,380	242,500	87,380
4.22	Tax liabilities			
4.23	Provisions exc. tax liabilities	339,846	188,000	252,339
4.24	Other (provide details if material)	0	67,817	
4.25	**Total current liabilities**	**3,552,897**	**1,119,687**	**543,928**
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities	0	2,750,000	2,750,000
4.28	Tax liabilities			
4.29	Provisions exc. tax liabilities			
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**	**0**	**2,750,000**	**2,750,000**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**3,552,897**	**3,869,687**	**3,293,928**
4.33	Net assets	**991,109**	**1,349,647**	**451,606**
	Equity			
4.34	Capital/contributed equity	20,467,876	18,354,101	18,354,101
4.35	Reserves			
4.36	Retained profits (accumulated losses)	(18,983,198)	(16,850,391)	(17,627,340)
4.37	**Equity attributable to members of the parent entity**	**1,484,678**	**1,503,710**	**726,761**
4.38	Outside +equity interests in controlled entities	(493,569)	(154,063)	(275,155)
4.39	**Total equity**	**991,109**	**1,349,647**	**451,606**
4.40	Preference capital included as part of 4.37	**N/A**	**N/A**	**N/A**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period	Previous corresponding period
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period	Previous corresponding period
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		

+ See chapter 19 for defined terms.

6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/A	N/A

Condensed consolidated statement of cash flows

		Current period	Previous corresponding period
	Cash flows related to operating activities		
7.1	Receipts from customers	246,694	9,879,037
7.2	Payments to suppliers and employees	(2,807,219)	(11,423,506)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		28,956
7.6	Interest and other costs of finance paid	(135,888)	(230,724)
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**(2,696,413)**	**(1,746,237)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(286,248)	(6,790)
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
	Pharmaction Manufacturing Pty Ltd (1st part payment of existing loan account)	1,000,000	
7.16	Other (provide details if material)		
	Cash retained by subsidiary sold		(100,000)
	Net movement in syndicate deposits		39,508
7.17	**Net investing cash flows**	**713,752**	**(67,282)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	2,113,775	2,805,322
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings	(208,777)	(407,767)
7.21	Dividends paid		
7.22	Other (provide details if material)		
	Assumed loan from subsidiary		242,500

+ See chapter 19 for defined terms.

7.23	**Net financing cash flows**	**1,904,998**	**2,640,055**
7.24	**Net increase (decrease) in cash held**	**(77,663)**	**826,536**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	956,725	130,189
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**879,062**	**956,725**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

None

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period	Previous corresponding period
8.1 Cash on hand and at bank	879,062	956,725
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 **Total cash at end of period** *(item 7.27)*	**879,062**	**956,725**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(1,448%)	(29.2%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(144%)	(243.9%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

NTA backing
(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	.094 Cents	1.47 Cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3 Date from which such profit has been calculated	N/A
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	NIL ¢	NIL ¢	NIL ¢
15.5		Previous year	NIL ¢	NIL ¢	NIL ¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	NIL ¢	NIL ¢	NIL ¢
15.7		Previous year	NIL ¢	NIL ¢	NIL ¢

+ See chapter 19 for defined terms.

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	NIL¢	NIL¢
15.9 Preference +securities	NIL¢	NIL¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period	Previous corresponding period
15.10 +Ordinary securities *(each class separately)*	NIL	NIL
15.11 Preference +securities *(each class separately)*	NIL	NIL
15.12 Other equity instruments *(each class separately)*	NIL	NIL
15.13 Total	**NIL**	**NIL**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	105,152,993	105,152,993		25
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	13,615,000	13,615,000	15.5	25
18.5	**+Convertible debt securities** *(description and conversion factor)* Convertible Notes (Due February 2003)	25,000,000	2,750,000	11	25
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		500,000	-	*25*	*19/12/04*
		2,000,000	-	*25*	*01/03/05*
		1,500,000	-	*25*	*19/12/03*
		500,000	(not yet vested)-	*25*	*19/12/03*
		4,500,000			
18.8	Issued during current period	None			
18.9	Exercised during current period	None			
18.10	Expired during current period	None			

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

+ See chapter 19 for defined terms.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

The group's financial performance during the year was frustrated by delays by the purchaser (Cottee International Pty Ltd) of the Pharmaction manufacturing business (sold on February 28, 2001) to complete settlement in accordance with the timetable set out in last year's annual report. Whilst $ 1,000,000 of the settlement proceeds was received on October 4, 2001 the balance of approximately $ 3,715,000 is outstanding including interest and certain other recoverable expenses amounting to $ 591,000. This amount has not been brought to account in the balance sheet at 30 June 2002 and will be recognised as income upon receipt. As of July 2002 the purchaser commenced paying monthly interest on the debt.

Following refinancing by the purchaser in June 2002 approximately $ 2,000,000 is expected to be received by December 2002 from sale and leaseback of the Pharmaction land and buildings. The balance of approximately $ 1,715,000 is due for payment by August 2003. On June 21, 2002 shareholders were advised of new arrangements to secure the balance of the monies owed by Cottee International Pty Ltd.

Because of the forgoing payment delays the company made a share placement in March 2002 raising additional funds of $ 2,113,775 to fund additional working capital.

Despite these difficulties the group continued to maintain its research & development and commercialisation activities, as well as expending approximately $ 340,000 on equipment for its new laboratory at the University of New South Wales. The results, already announced to shareholders, of the commercialisation activities include feasibility studies and a number of collaboration agreements with major international pharmaceutical companies. To date one of the agreements has resulted in revenue of $ 144,845.

Operating expenditure, excluding depreciation, for the year (Line 1.26) is summarised as follows –

Expenditure Item	**2002**	**2001**
Research & Development	$ 727,522	$ 556,195
Commercialisation	494,164	272,281
Administrative & Other Costs	1,272,274	6,151,204
Cost of Goods Sold (*)		5,418,000
Total	$2,493,960	$12,397,680

The prior year's results include 8 months results of Pharmaction manufacturing activities (goods sold of $ 5,418,000 and related rationalisation and other costs).

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Pursuant to an agreement entered into on 1 August 2002 the company's research activities are undertaken at laboratory and research facilities provided by the University of New South Wales. Under the agreement the company will pay $ 500,000 for the right to use these facilities for up to five years.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

N/A

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	ASX Theatrette, Melbourne
Date	Friday 1 November, 2002
Time	10.00AM
Approximate date the +annual report will be available	1 October 2002

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director)

Print name: ....Thomas Joseph Hartigan..

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

+ See chapter 19 for defined terms.

6. **Condensed consolidated statement of cash flows**. For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

+ See chapter 19 for defined terms.

13. required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Rules 4.1, 4.3

Appendix 4B

AUSTRALIAN STOCK EXCHANGE



EIF000076

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Eiffel Technologies Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
96 072 178 977	√		Half Year Ended 31 December, 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A Whole Dollars

Revenues from ordinary activities *(item 1.1)*	up	36.4%	to	212,920
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	214.1%	to	(2,440,624)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	(loss) of	xxx		0
Net profit (loss) for the period attributable to members *(item 1.11)*	up	214.1%	to	(2,440,674)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A¢	N/A¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/A¢	N/A¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

The loss for the half-year includes $ 831,880 of one-off items including non-cash items of $ 617,293. Thses costs included reversal of minority interests of $ 493,594 and corporate reconstruction costs of $ 388,286.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $	Previous corresponding period - $
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	212,920	156,092
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(2,605,320)	(977,486)
1.3	Borrowing costs	(48,274)	(76,620)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*		
1.5	**Profit (loss) from ordinary activities before tax**	**(2440,674)**	**(898,014)**
1.6	Income tax on ordinary activities *(see note 4)*		
1.7	**Profit (loss) from ordinary activities after tax**	**(2,440,674)**	**(898,014)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*		
1.9	**Net profit (loss)**	**(2,440,674)**	**(898,014)**
1.10	Net profit (loss) attributable to outside +equity interests		121,066
1.11	**Net profit (loss) for the period attributable to members**	**(2,440,674)**	**(776,948)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	**Total changes in equity not resulting from transactions with owners as owners**	0	0

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	(2.13) cents	(0.85)
1.19	Diluted EPS	N/A	N/A

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A	Previous corresponding period - $A
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	(2,440,674)	(898,014)
1.21	Less (plus) outside +equity interests		121,066
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(2,440,674)**	**(776,948)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A	Previous corresponding period - $A
1.23	Revenue from sales or services	42,151	156,092
1.24	Interest revenue	170,769	
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
	- Research & Commercialisation	(1,088,780)	(488,551)
	- Corporate Administration	(576,510)	(487,405)
	- Corporate Reconstruction Costs	(338,286)	
	- Losses attributable to minority interests up until 30 June 2002	(493,594)	
	- Amortisation of goodwill	(62,500)	
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(45,650)	(1,530)
Capitalised outlays			
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0	0

Consolidated retained profits

+ See chapter 19 for defined terms.

		Current period - $A	Previous corresponding period - $A
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(18,983,198)	(16,850,392)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(2,440,674)	(776,948)
1.32	Net transfers from (to) reserves *(details if material)*		
1.33	Net effect of changes in accounting policies		
1.34	Dividends and other equity distributions paid or payable		
1.35	**Retained profits (accumulated losses) at end of financial period**	**(21,423,872)**	**(17,627,340)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A (a)	Related tax $A (b)	Related outside +equity interests $A(c)	Amount (after tax) attributable to members $A (d)
2.1	Amortisation of goodwill	62,500	0	0	62,500
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	62,500			62,500
2.5	**Total extraordinary items**	**0**	**0**	**0**	**0**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A	Previous year - $A
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(2,440,624)	(776,948)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A	As shown in last annual report $A	As in last half yearly report $A
	Current assets			
4.1	Cash	4,633,617	879,062	457,362
4.2	Receivables	427,907	2,115,955	3,206,131
4.3	Investments			
4.4	Inventories	24,000	32,000	9,917
4.5	Tax assets			
4.6	Other (provide details if material)	32,081	29,066	57,043
	Prepaid Rent	458,335		
	Prepaid Rights Issue Costs	121,906		
4.7	**Total current assets**	**5,697,846**	**3,056,083**	**3,730,453**
	Non-current assets			
4.8	Receivables		1,123,699	
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*			
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)	467,559	343,865	15,081
4.15	Intangibles (net)			
4.16	Tax assets			
4.17	Other (provide details if material)	0	20,359	
	Goodwill on Consolidation	437,475		
4.18	**Total non-current assets**	**905,034**	**1,487,923**	**15,081**
4.19	**Total assets**	**6,602,880**	**4,544,006**	**3,745,534**
	Current liabilities			
4.20	Payables	1,221,896	690,469	204,209
4.21	Interest bearing liabilities		2,837,380	87,380
4.22	Tax liabilities			
4.23	Provisions exc. tax liabilities			252,339
4.24	Other (provide details if material)	44,306	25,047	
4.25	**Total current liabilities**	**1,266,202**	**3,552,896**	**543,928**

+ See chapter 19 for defined terms.

	Non-current liabilities			
4.26	Payables	187,500		
4.27	Interest bearing liabilities			2,750,000
4.28	Tax liabilities			
4.29	Provisions exc. tax liabilities			
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**	**187,500**	**0**	**2,750,000**

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**1,453,702**	**3,552,896**	**3,293,928**
4.33	**Net assets**	**5,149,178**	**991,110**	**451,606**
	Equity			
4.34	Capital/contributed equity	26,573,050	20,467,876	18,354,101
4.35	Reserves			
4.36	Retained profits (accumulated losses)	(21,423,872)	(18,983,198)	(17,627,340)
4.37	**Equity attributable to members of the parent entity**	**5,149,178**	**1,484,678**	**726,761**
4.38	Outside +equity interests in controlled entities		(493,568)	(275,155)
4.39	**Total equity**	**5,149,178**	**991,110**	**451,606**
4.40	Preference capital included as part of 4.37	**0**	**0**	**0**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A	Previous corresponding period - $A
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		

+ See chapter 19 for defined terms.

5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A	Previous corresponding period - $A
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A	Previous corresponding period - $A
	Cash flows related to operating activities		
7.1	Receipts from customers	37,484	236,338
7.2	Payments to suppliers and employees	(1,739,942)	(1,439,460)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received	156,983	
7.6	Interest and other costs of finance paid	(84,060)	(72,461)
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**(1,629,535)**	**(1,275,583)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(164,054)	(11,662)
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Prepaid rent	(300,000)	
7.17	**Net investing cash flows**	**(464,054)**	**(11,662)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.), net of costs	3,298,024	
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings	(149,880)	(212,118)
7.21	Dividends paid		
7.22	Part Repayment of Loan (re sale of subsidiaries)	2,700,000	1,000,000
7.23	**Net financing cash flows**	**5,848,144**	**787,882**
7.24	**Net increase (decrease) in cash held**	**3,754,555**	**(499,363)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	879,062	956,723
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**4,633,617**	**457,360**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'	Previous corresponding period - $A'
8.1	Cash on hand and at bank	633,617	457,360
8.2	Deposits at call	4,000,000	
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**4,633,617**	**457,360**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(1,146.3%)	(575.3%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(47%)	(106.9%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

NTA backing (*see note 7*)	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	3.2 c	0.49c

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

+ See chapter 19 for defined terms.

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	¢	¢	¢
15.5		Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	¢	¢	¢
15.7		Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*		
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**	N/A	N/A

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests				
17.4 Total	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	161,197,326	161,197,326	-	-
18.4	Changes during current period (a) Increases through issues	25,000,000 30,663,333 381,000	25,000,000 30,663,333 381,000	11 cents 12 cents 15 cents	11 cents 12 cents 15 cents
18.5	**+Convertible debt securities** *(description and conversion factor)*	$2,750,000 Convertible note converted to 25 M shares @ 11 cents			
18.6	Changes during current period (b) Decreases through securities matured, converted	As above			
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		500,000 500,000 500,000 2,000,000 500,000 3,000,000 25,000,000 4,500,000		25 cents 25 25 25 25 25 25 25	19/06/04 19/12/04 19/12/04 1/03/05 17/12/06 20/11/07 23/10/07 Not Vested
18.8	Issued during current period	500,000 3,000,000 25,000,000 3,500,000		25 25 25 25	17/12/06 20/11/07 23/10/07 Not Vested
18.9	Exercised during current period	Nil			
18.10	Expired during current period	Nil			

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Additional disclosure for trusts

+ See chapter 19 for defined terms.

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐ The +accounts have been audited.

☐ The +accounts have been subject to review.

+ See chapter 19 for defined terms.

☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.



Sign here: .... Date: March 14, 2003....................
(Company Secretary)

Print name: John W. Jennings..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

+ See chapter 19 for defined terms.

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year

+ See chapter 19 for defined terms.

to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

+ See chapter 19 for defined terms.

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Eiffel Technologies Limited
(ABN 96 072 178 977)
And Controlled Entities

Interim Financial Report - Half Year Ended 31 December 2002

The Directors of Eiffel Technologies Limited present their report on the Company and its controlled entities for the half-year ended December 31, 2002.

Directors

The Directors who held office during or since the end of the half-year include -

Mr Thomas Joseph Hartigan (Chairman)
Mr Peter Saxon Corfield
Dr Ross Alexander Macdonald (appointed February 19, 2003)
Mr Roderick Peter Tomlinson

Review of Operations

Financial Review

For the half-year ended December 31, 2002 the Group made a net loss of $ 2,440,674, compared with a loss of $776,948 for the previous corresponding period. The loss for the half year was below budget and is summarised as follows-

	Current Period	Previous Period
Research & Commercialisation, Net	1,163,537	344,090
Corporate & Administration	551,773	477,304
Corporate Reconstruction Costs, net	677,090	
Borrowing Costs	48,274	76,620
Minority Interests		(121,066)
Total	2,440,674	776,948

Corporate reconstruction costs included costs associated with executing the acquisition of the minority interests in the subsidiary company Eiffel Research & Development Pty Ltd, reversal of the losses attributable to the minority interests up until 30 June 2002, and costs, net of interest income associated with earlier than planned collection of the debt associated with the sale of the manufacturing business.

Losses to June 30, 2002 - previously attributable to minority interests (non-cash)	$ 493,594
Corporate reconstruction costs	183,496
Total one-off Items	$ 677,090

The increase in Corporate and Administration is due primarily to the additional costs relating to investor relations and other administrative costs.

The increase in research and commercialisation costs reflects the appointment of Professor Neil Foster and Mr Hub Regtop as full-time employees and additional research staff provided by the University of New South Wales for our research laboratory, following successful collaboration agreements and pre-clinical trials, in addition to the strong international interest in our technology.

During the six months to December 31, 2002 the group's balance sheet was greatly strengthened with net assets increasing by $4,158,068 to $5,149,178, due largely to a share placement raising net of expenses cash of $ 3,298,024, and the conversion of the convertible note due to Jagen Pty Ltd of $2,750,000. In addition, a further $2,700,000 was received in respect of the receivable associated with the sale of the manufacturing business. The final instalment of $300,000 (secured) is due by August 2003. The purchase of the minority interests in Eiffel Research & Development Pty Ltd resulted in goodwill of $ 499,975, which is to be progressively written off over the next two years

Research and Commercialization Review

The international market's interest in Eiffel Technologies' drug particle re-engineering capability remains strong. The Company continues to sustain it's international marketing effort through sponsorship and regular participation at key international drug delivery meetings as well as visits to potential partners by the Chief Executive Officer, and key research personnel every 6 to 8 weeks. Over the last 6 months, the Company has visited over 40 companies with an interest or need in particle re-engineering.

Key research developments included the successful completion of insulin pre-clinical studies. Further pre-clinical and clinical trails are planned. As previously mentioned our research resource has been significantly increased following the appointment of Professer Neil Foster and Mr Hubert Regtop as full time Eiffel Technologies employees. This dedicated research resource has allowed us to successfully complete the first phase of manufacturing scaling up, to re-engineer several new drugs and to increase our Super Critical Fluid research capability, such that we are able to offer a wider range of formulation solutions to pharmaceutical partners.

Our recent research progress continues to generate good interest amongst pharmaceutical companies, however, the downturn in the North American and European markets has resulted in lower revenues than expected from feasibility studies with the suspension of the Battelle Pharma contract and the financial constraints on Sheffield Pharmaceuticals. These issues are not predicted to have a material impact on Eiffel moving forward and the Company has developed and retained unique, intellectual property from completing the first phase of these agreements, which could be licensed to pharmaceutical companies in the future. During the forecast period, Eiffel Technologies also completed the last phase of the research work for the agreements with Profile Therapeutics and Amarin Corporation.

Outlook

Eiffel Technologies is unlike discovery based biotechnology companies in that it is not developing new drugs, but re-engineers already approved drugs to make them work better, to deliver them more effectively or to extend their patent life. What this means for shareholders with Eiffel products on the market within 3 to 5 years, far quicker than the 10 to 15 years of new drug discovery. The Company's commercial strategy is to licence it's intellectual property to pharmaceutical companies in exchange for upfront and milestone payments, together with royalties on sales. Part of the licensing agreement will include transfer of commercial manufacture to such pharmaceutical partners.

The team managing the Company's commercial and research activities now comprises Ms Christine Cussen – Chief Executive Officer, Mr Hubert Regtop – Research Director and Professor Neil Foster – Technical Director. Mr Regtop and Professor Foster are based at the University of New South Wales, where they manage and oversee the Group's pre-clinical, clinical and Supercritical Fluid Research activities. Eiffel Technologies' research group, including staff provided by the University of New South Wales, will increase to approximately 14 over the next 6 months, with the total group employing 18 people by June 2003.

Following receipt of virtually all of the monies due from the sale of the manufacturing business and the proceeds from the share placement and the rights issue (February 2003 raising approximately $ 3,216,000) the Group will accelerate its commercialisation and research activities over the next six months. Key milestones include –

- Further collaborations and feasibility studies with pharmaceutical companies
- Completion of insulin pre-clinical trials
- Completion of insulin and cardiovascular clinical trials
- Construction of a pilot plant external to the University of NSW Research Facility
- Successful Re Engineering of further Drugs
- Progress the granting of current patents and file additional provisional and international patents

Whilst the softening in international investment within the pharmaceutical sector may lengthen the time required to negotiate feasibility studies and research collaborations, the Group's strong financial position will enable it to accelerate it's commercial and research activities and to capitalize on the significant commercial opportunities that exist with under performing drugs-50% of the Pharmaceutical Market, Generics-US$50B market over the next 7 years and 30% of new drugs in development. In addition to the significant market opportunities for the Technology, the limited number of direct competitors to Eiffel, together with the Company's independence relative to other companies specialising in Super Critical Fluid Technology, places the Company in a unique position to grow.

The Directors would like to take this opportunity to express their gratitude to shareholders for their support with the recent share placement and the rights issue, and for their patience during the protracted collection of the proceeds from the sale of the manufacturing business.

Signed in accordance with a resolution of the Board of Directors.



Director:
Thomas J. Hartigan

Directors' Declaration

In the opinion of the Directors of Eiffel Technologies Limited:

(a) the financial statements and notes are in accordance with the Corporations Law including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2002 and of their performance, as represented by the results of their operations and their cash flows, for the half year ended on that date; and
  (ii) Complying with Accounting Standards and the Corporations Regulations; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This Declaration is made in accordance with a resolution of the Board of Directors and signed for an on behalf of the directors by:-



Director:
Thomas J Hartigan



Director:
Peter S Corfield

Dated this 14th day of March 2003.



MGI MEYRICK WEBSTER

ACCOUNTING • CONSULTING • FINANCIAL ADVISORY GROUP

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF EIFFEL TECHNOLOGIES LIMITED

Scope

We have reviewed the financial report in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, comprising the half-yearly report and directors' statement of Eiffel Technologies Limited for the half-year ended 31 December 2002. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Report, other mandatory professional requirements and statutory requirements, Australian Stock Exchange Listing Rules as they relate to Appendix 4B, and in order for the company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission/Australian Stock Exchange.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half-year financial report, as defined in the scope section, of Eiffel Technologies Limited is not in accordance with:

(a) the Corporations Law, including:

  (i) giving a true and fair view of the company's financial position at 31 December 2002 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standards AASB1029: Interim Financial Report and the Corporations Regulations; and

(b) other mandatory professional reporting requirements; and

(c) ASX Listing Rules as they relate to Appendix 4B.

MGI Meyrick Webster

MGI MEYRICK WEBSTER

DAVID NAIRN
Partner

Melbourne, Victoria
14 March 2003

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850 MELBOURNE VICTORIA 3001 DX 154 MELBOURNE
TEL: 61 3 9642 3444 FAX: 61 3 9642 3555 EMAIL: mw@mgimw.com.au

1ST FLOOR 226 UPPER HEIDELBERG ROAD PO BOX 140 IVANHOE VICTORIA 3079 DX 97903 IVANHOE
TEL: 61 3 9497 4000 FAX: 61 3 9499 3177

7/3/2002

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report


AUSTRALIAN STOCK EXCHANGE
EIF000022

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Eiffel Technologies Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
96 072 178 977	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				Whole dollars ($A)
Revenues from ordinary activities *(item 1.1)*	down	97.9%	to	156,092
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Down	3.4%	to	(776,948)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	Down	3.4%	to	(776,948)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			--
Net profit (loss) for the period attributable to members *(item 1.11)*	Down	3.4%	to	(776,948)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL ¢	NIL ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL ¢	NIL ¢

Note – **The financial numbers for the half year to December 31, 2001 and for the year-ended 30 June 2001 are in whole dollars ($A). The financial numbers for the previous corresponding period are in $A'000.**

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period – Whole dollars ($A)	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	156,092	7,629
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	977,486	8,321
1.3	Borrowing costs	76,620	112
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	(898,014)	(804)
1.6	Income tax on ordinary activities *(see note 4)*		
1.7	**Profit (loss) from ordinary activities after tax**	(898,014)	(804)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	(898,014)	(804)
1.10	Net profit (loss) attributable to outside +equity interests	121,066	
1.11	**Net profit (loss) for the period attributable to members**	(776,948)	(804)

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(16,850,391)	(13,343)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(776,948)	(804)
1.14	Net transfers to and from reserves		
1.15	Net effect of changes in accounting policies		

1.16	Dividends and other equity distributions paid or payable		
1.17	**Retained profits (accumulated losses) at end of financial period**	(17,627,340)	(14,147)

Profit restated to exclude amortisation of goodwill

		Current period Whole dollars ($A)	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(898,014)	(804)
1.19	Less (plus) outside +equity interests	121,066	–
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(776,948)	(804)

Profit (loss) from ordinary activities attributable to members

		Current period Whole dollars ($A)	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(898,014)	(804)
1.22	Less (plus) outside +equity interests	121,066	–
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(776,948)	(804)

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period Whole dollars ($A)	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	REVENUE		
	Sales		7,483
	Service Fees	144,845	21
	Interest		4
	Royalties	11,247	70
	Other		51
		156,092	7,629
	EXPENSES		
	Cost of Goods Sold		4,423
	Overheads	975,956	3,574
	Depreciation	1,530	312
	Amortisation of Intangibles		12
		977,486	8,321

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits

(Preliminary final report only)

		Current year – Whole dollars ($A)	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	(776,948)	(804)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period Whole dollars ($A)	As shown in last annual report Whole dollars ($A)	As in last half yearly report $A'000
	Current assets			
4.1	Cash	457,362	956,725	328
4.2	Receivables	3,206,131	3,680,246	1,145
4.3	Investments	-	-	-
4.4	Inventories	9,917	-	1,809
4.5	Other (provide details if material)	57,043	53,716	31
4.6	**Total current assets**	3,730,453	4,690,687	3,313
	Non-current assets			
4.7	Receivables		523,699	
4.8	Investments (equity accounted)		-	
4.9	Other investments		-	
4.10	Inventories		-	
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)		-	
4.12	Development properties (+mining entities)		-	
4.13	Other property, plant and equipment (net)	15,081	4,948	4,282
4.14	Intangibles (net)			55
4.15	Other (provide details if material)			65
4.16	**Total non-current assets**	15,081	528,647	4,402
4.17	**Total assets**	3,745,534	5,219,334	7,715
	Current liabilities			
4.18	Payables	204,209	621,370	1,880
4.19	Interest bearing liabilities	87,380	242,500	207
4.20	Provisions	252,339	188,000	431
4.21	Other (provide details if material)		67,817	666
4.22	**Total current liabilities**	543,928	1,119,687	3,184

	Non-current liabilities			
4.23	Payables			
4.24	Interest bearing liabilities	2,750,000	2,750,000	2,855
4.25	Provisions			121
4.26	Other (provide details if material)			
4.27	**Total non-current liabilities**	2,750,000	2,750,000	2,976
4.28	**Total liabilities**	3,293,928	3,869,687	6,160
4.29	**Net assets**	451,606	1,349,647	1,555

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	18,354,101	18,354,101	15,702
4.31	Reserves	—	—	
4.32	Retained profits (accumulated losses)	(17,627,340)	(16,850,391)	(14,147)
4.33	**Equity attributable to members of the parent entity**	726,761	1,503,710	1,555
4.34	Outside +equity interests in controlled entities	(275,155)	(154,063)	
4.35	**Total equity**	451,606	1,349,647	1,555
4.36	Preference capital included as part of 4.33	N/A	N/A	N/A

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period Whole dollars ($A)	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period Whole dollars ($A)	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Consolidated statement of cash flows

		Current period Whole dollars ($A)	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	236,338	8,657
7.2	Payments to suppliers and employees	(1,439,460)	(8,949)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		4
7.6	Interest and other costs of finance paid	(72,461)	(112)
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	(1,275,583)	(400)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(11,662)	(11)
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		

7.13	Proceeds from sale of equity investments		89
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**	(11,662)	78
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		153
7.19	Proceeds from borrowings		500
7.20	Repayment of borrowings	(212,118)	(133)
7.21	Dividends paid		
7.22	Part Loan Repayment (sale of subsidiaries)	1,000,000	
7.23	**Net financing cash flows**	787,882	520
7.24	**Net increase (decrease) in cash held**	(499,363)	198
7.25	Cash at beginning of period *(see Reconciliation of cash)*	956,723	130
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	457,360	328

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period Whole dollars ($A)	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	457,360	328
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*	457,360	328

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(575.3%)	(10.54%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(172.04%)	(51.70%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS (b) Diluted EPS (if materially different from (a))	(0.85) The diluted EPS not materially different	(1.21c) The diluted EPS Not materially different
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	91,537,993	66,278,893

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	.49 c	2.26c

Details of specific receipts/outlays, revenues/ expenses

		Current period Whole dollars ($A)	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	--	4
12.2	Interest revenue included in item 12.1 but not yet received (if material)	--	
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	--	
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	--	

+ See chapter 19 for defined terms.

12.5	Depreciation and amortisation (excluding amortisation of intangibles)	1,530	312
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	----
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ —
13.3	Date from which such profit has been calculated	—
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ —

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	—
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ —
14.3	Date to which the profit (loss) in item 14.2 has been calculated	—
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ —

15.5	Previous year	NIL ¢	NIL ¢	NIL ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	NIL ¢	NIL ¢	NIL ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	NIL ¢	NIL ¢
15.9	Preference +securities	N/A ¢	N/A ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	NIL	Nil
15.11	Preference +securities	N/A	N/A
15.12	Other equity instruments	N/A	N/A
15.13	**Total**	NIL	NIL

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ —

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

The Group operates in the pharmaceutical research industry

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	NIL ¢	NIL ¢	NIL ¢

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				

+ See chapter 19 for defined terms.

17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	Preference +securities *(description)*	N/A			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	91,537,993	91,537,993		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)* *	Refer Note **			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options**			*Exercise Price*	*Expiry date (if any)*
	Non-listed options to subscribe for ordinary shares				
	Pelorus Australia Pty Ltd	500,000		25 c	Dec 04
	Phytotherapy Technology Pty Ltd	2,000,000		25c	Dec 05
	Ms Christine Cussen (CEO) *	1,000,000		25c	Dec 05
	Ms Christne Cussen * (performance based)	~~2,000,000~~ 1000000		25c	Mar 05
	* expiry dates vary				

** Conversion of the convertible note held by Jagen Pty Ltd at its option at any time before the third anniversary (March 2003) will result in the issue of 25,000,000 ordinary shares at 11 cents per share plus an option to subscribe for a further 25,000,000 shares at an issue price of 25 cents per share. These options may be exercised at any time within the three year period following conversion.

18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*	N/A			
18.12	**Unsecured notes** *(totals only)*	N/A			

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here:  Date: 7/03/02
(Director/C~~ompany Secretary~~)

Print name: SAMUEL PETER QUIGLEY

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must

+ See chapter 19 for defined terms.

attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

Eiffel Technologies Limited
(ABN 96 072 178 977)
And Controlled Entities

Interim Financial Report – Half year Ended 31 December 2001

Directors Report

The Directors of Eiffel Technologies Limited present their report on the company and its controlled entities for the half-year ended 31 December 2001.

Directors

The directors who held office during or since the end of the half-year include -

Mr Thomas Joseph Hartigan (Chairman)
Mr William Thomas Bytheway
Mr Peter Saxon Corfield
Mr Samuel Peter Quigley
Mr Roderick Peter Tomlinson

Review of Operations

The operations of the group including its main operating subsidiary company, Eiffel Research & Development Pty Ltd, are now entirely concentrated on the development and commercialisation of its Super Critical Fluid (SCF) drug re-engineering technologies.

Eiffel Technologies has continued to actively market the company internationally. This has involved both the Chief Executive Officer, Ms Christine Cussen, and the Technical Director, Professor Neil Foster, visiting over 40 pharmaceutical and biotechnology companies in the US, UK and Europe over the past 6 months.

The level of interest in Eiffel Technologies SCF drug re-engineering technologies amongst the international pharmaceutical industry remains high as evidenced by the company signing fee for service contracts and research collaborations with Sheffield Pharmaceuticals Inc and Battelle Pulmonary Therapeutics in late 2001. The company continues to be in active discussion with other companies and expects to announce further agreements over the next six months.

Upon successful completion of these initial feasibility studies which typically are completed over approximately 6 months, Eiffel Technologies would then plan to enter into long term supply agreements with pharmaceutical companies which will generate significant revenues through upfront fees, milestone payments and royalties on sales.

Our research plan continues to focus on fully validating the technology and to re-engineer commercially attractive drugs with sales in excess of $1B that are poorly absorbed by the body or that are likely to experience generic competition in the future. The other key component of the research programme is to re-engineer drugs so that they can be administered in a more convenient form of drug delivery, for example from injection to puffer. Early feedback on validation of the technology has been positive and we continue to make good progress on our research and development programme.

The refurbishment of the SCF laboratory at the University of NSW is expected to be completed and fully operational by April 2002. The refurbishment represents an investment of approximately $3M and it is planned to have the laboratory accredited as an internationally Research and Development facility.

Eiffel Technologies continues to build its intellectual property portfolio with the filing of an international patent in late 2001 and plans are well advanced to lodge a further 6 provisional patents by mid 2002. It is expected that the international examiner will provide initial feedback on the International Patent Application before June 2002.

Whilst the group's initial application for a research and development Start Grant was unsuccessful, a revised application for a lesser amount of $ 1.5M over 2 years is being made, the results of which should be known by August 2002.

As advised in the annual report for the year-ended 30 June 2002 former subsidiary companies PharmAction Manufacturing Pty Ltd and PharmAction Technical Services Pty Ltd were sold as of 28 February 2001. The contract of sale was subject to finance and included provision for repayment for monies owed to the company. The first tranche of $1,000,000 of the outstanding debt was received on 4 October 2001, the balance being secured by a registered second mortgage over the land and buildings of PharmAction Manufacturing Pty Ltd. Previously the land and buildings were pledged as security for the convertible note of $ 2,750,000, which is now secured by a fixed and floating charge over the assets and undertakings of Eiffel Technologies Limited and Eiffel Research & Development Pty Ltd.

Following the purchaser's failure to meet the second tranche payment of $ 2,100,000 due on 15 December 2001 a new agreement has been negotiated extending payment instalment to March 31, 2002. This was advised to the market on 15 February 2002. Under the revised arrangements the company has obtained additional security including a fixed and floating charge over the assets of PharmAction Manufacturing Pty Ltd and PharmAction Technical Services Pty Ltd ranking behind a $ 500,000 charge held by Cottee International Pty Ltd. The remaining tranches including interest and other charges are $ 2,951,127 due March 31, 2002 and $ 600,000 plus interest and charges due December 15, 2002. The second mortgage security over the land and buildings is to remain in force until payment of the final tranche.

Operating Results

The economic entity made an operating loss before tax of $ 776,948 for the half year ended December 31, 2001 after revenues of $ 156,092. The corresponding period for the prior year included the manufacturing operations (sold February28, 2001) with total revenue of approximately $ 7,629,000 resulting in a loss of $ 804,000.

Rounding of Amounts

The financial numbers for the previous corresponding period are rounded to the nearest $'000, whereas those for the current period are in whole dollars.

Signed in Accordance with a resolution of the Board of Directors.





Director:
Thomas J. Hartigan

Director:
Samuel P. Quigley

Dated this the seventh day of March 2002.

Directors' Declaration

In the opinion of the Directors of Eiffel Technologies Limited:

(a) the financial statements and notes are in accordance with the Corporations Law including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2001 and of their performance, as represented by the results of their operations and their cash flows, for the half year ended on that date; and
  (ii) Complying with Accounting Standards and the Corporations Regulations; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This Declaration is made in accordance with a resolution of the Board of Directors and signed for and on behalf of the directors by:



Director:
Thomas J Hartigan



Director:
Samuel P Quigley

Dated this the seventh day of March 2002.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/03/2002

TIME: 17:04:20

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & ASIC Half Yearly Accounts

FINAL

AUSTRALIAN STOCK EXCHANGE



EIF000002

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000.

Name of entity

EIFFEL TECHNOLOGIES LIMITED

ACN, ARBN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
072178977	√		31 DECEMBER 2000

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

$A'000

Revenues from ordinary activities *(item 1.1)* (See Addendum to page 14 for meaningful comparisons)	~~up~~/down	29.5%	to	7629
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)* (See Addendum to page 14 for meaningful comparisons)	~~up~~/down	%	to	(804)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*) (See Addendum to page 14 for meaningful comparisons)	~~up~~/down	%	to	(804)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)* (See Addendum to page 14 for meaningful comparisons)	~~up~~/down	%	to	(804)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL	NIL
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL	NIL

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

+ See chapter 19 for defined terms.

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	7629	10817
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	8321	8721
1.3	Borrowing costs	112	215
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(804)**	**1881**
1.6	Income tax on ordinary activities (*see note 4*)	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(804)**	**1881**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(804)**	**1881**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(804)**	**1881**

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.12	Retained profits (accumulated losses) at the beginning of the financial period	(13343)	(12108)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(804)	1881
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(14147)**	**(10227)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(804)	1881
1.19	Less (plus) outside +equity interests	-	-

+ See chapter 19 for defined terms.

1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(804)	1881

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(804)	1881
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(804)**	**1881**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue:		
	Sales	7483	7415
	Service Fees	21	73
	Interest	4	5
	Royalties	70	51
	Land & Buildings at Valuation	0	3213
	Other	51	60
		7629	10817
	Expenses:		
	Cost of Goods Sold	4423	4708
	Overheads	3574	3618
	Depreciation	312	383
	Borrowing Costs	112	215
	Amortisation of Intangibles	12	12
		8433	8936

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	12	-	-	12
2.3	**Total amortisation of intangibles**	12	-	-	12
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	(804)	1881
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	328	130	2026
4.2	Receivables	1145	1685	1017
4.3	Investments	-	-	-
4.4	Inventories	1809	1560	1237
4.5	Other (provide details if material)	31	111	640
4.6	**Total current assets**	**3313**	**3486**	**4920**
	Non-current assets			
4.7	Receivables	-	20	20
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	49	80
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	4282	4583	5277
4.14	Intangibles (net)	55	67	78
4.15	Other (provide details if material)	65	5394	5156
4.16	**Total non-current assets**	**4402**	**10113**	**10611**
4.17	**Total assets**	**7715**	**13599**	**15531**
	Current liabilities			
4.18	Payables	1880	2110	2548
4.19	Interest bearing liabilities	207	303	1620
4.20	Provisions	431	419	570
4.21	Other (provide details if material)	666	208	124
4.22	**Total current liabilities**	**3184**	**3040**	**4862**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	2855	2952	313
4.25	Provisions	121	113	165
4.26	Other (provide details if material)	-	5289	5041
4.27	**Total non-current liabilities**	**2976**	**8354**	**5519**
4.28	**Total liabilities**	**6160**	**11394**	**10381**

+ See chapter 19 for defined terms.

4.29	Net assets	1555	2205	5150

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	15702	15549	15377
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(14147)	(13334)	(10227)
4.33	**Equity attributable to members of the parent entity**	**1555**	**2205**	**5150**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**1555**	**2205**	**5150**

4.36	Preference capital included as part of 4.33	**N/A**	**N/A**	**N/A**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet (*item 4.11*)**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		

+ See chapter 19 for defined terms.

6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	8657	8314
7.2	Payments to suppliers and employees	(8949)	(8413)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	4	5
7.6	Interest and other costs of finance paid	(112)	(215)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(400)**	**(309)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(11)	(40)
7.11	Proceeds from sale of property, plant and equipment	-	20
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	89	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**78**	**(20)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	153	3294
7.19	Proceeds from borrowings	500	-
7.20	Repayment of borrowings	(133)	(1082)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**520**	**2212**
7.24	**Net increase (decrease) in cash held**	**198**	**1883**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	130	118
7.26	Exchange rate adjustments to item 7.25.	-	-

+ See chapter 19 for defined terms.

7.27	**Cash at end of period** *(see Reconciliation of cash)*	328	2001

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	328	2026
8.2 Deposits at call	-	-
8.3 Bank overdraft	-	(25)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**328**	**2001**

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(10.54%)	17.39%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(51.70%)	36.52%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(1.213c)	3.283c
(b) Diluted EPS (if materially different from (a))	the diluted EPS not materially different	the diluted EPS not materially different
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	66,278,893	57,292,574

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	2.257c	7.866c

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	4	5
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	312	383
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales — *The group operates in one*

Unallocated revenue — *being the pharmaceutical*

Total revenue — *industry – Research, Manufacturing*

Segment result — *and Packaging.*

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	NIL	NIL	NIL
15.5	Previous year	NIL	NIL	NIL
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	NIL	NIL	NIL
15.7	Previous year	NIL	NIL	NIL

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	NIL	NIL
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	NIL	NIL
15.11	Preference +securities	N/A	N/A
15.12	Other equity instruments	**N/A**	**N/A**
15.13	**Total**	**NIL**	**NIL**

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans: -

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.



Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous correspondin g period	Current period - $A'000	Previous correspondin g period- $A'000
N/A				
17.2 Total				
17.3 Other material interests				

+ See chapter 19 for defined terms.

N/A				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	66,452,806	66,452,806		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	1,000,000	1,000,000		
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		7,500,000 40,000		75c 15c	28/01/01 30/06/01
18.8	Issued during current period	-			
18.9	Exercised during current period	-			

18.10	Expired during current period	-			
18.11	**Debentures** *(totals only)*	N/A			
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to Addendum – Comments by Directors

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer to Addendum – Comments by Directors

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)



Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used | - |

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies. *(Tick one)*

☐	The +accounts have been audited.		The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has~~/does not have~~* *(delete one)* a formally constituted audit committee.

Sign here:  .... Date: 15/03/2001 15/3/01
(Director/~~Company Secretary~~)

Print name: .Samuel P.Quigley..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

+ See chapter 19 for defined terms.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

Document 205g



MGI MEYRICK WEBSTER

ACCOUNTING • CONSULTING • FINANCIAL ADVISORY GROUP

\\MW-NT5\MGIMW\Mgimw\CLE020\REPORTS\EIFFEL TECH REVREP 160301.doc

INDEPENDENT REVIEW REPORT

To the members of
EIFFEL TECHNOLOGIES LIMITED

Scope

We have reviewed the financial report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, comprising the half-yearly report and directors' statement of Eiffel Technologies Limited for the half-year ended 31 December 2000.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Half-Year Accounts and Consolidated Accounts, other mandatory professional requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half-year financial report, as defined in the scope section, of Eiffel Technologies Limited is not in accordance with:

(a) the Corporations Law, including:
  (i) giving a true and fair view of the company's financial position at 31 December 2000 and of its performance for the half year ended on that date; and
  (ii) complying with Accounting Standards AASB1029: Half-Year Accounts an Consolidated Accounts and the Corporations Regulations; and

(b) other mandatory professional reporting requirements; and

(c) ASX Listing Rules as they relate to Appendix 4B.

MGI Meyrick Webster
MGI MEYRICK WEBSTER

DAVID NAIRN
Partner

16th March 2001
Melbourne

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850AA MELBOURNE VICTORIA 3001 DX154 MELBOURNE
TEL: 61 3 9642 3444 FAX: 61 3 9642 3555 EMAIL: mw@mw.com.au

1ST FLOOR 226 UPPER HEIDELBERG ROAD PO BOX 140 IVANHOE VICTORIA 3079 DX 97903 IVANHOE

EIFFEL TECHNOLOGIES LIMITED

ADDENDUM TO HALF-YEARLY/PRELIMINARY FINAL REPORT

APPENDIX 4B

COMMENTS BY DIRECTORS

A. Operating Results for the Half-year Ended 31st December 2000

(All figures in A$ '000's)

The half-year result showed a loss of $804, compared with a profit for the previous corresponding period of $1881.

The Directors wish to point out that these results are not comparable, as the 1999 figures include as Revenue the valuation of land and buildings at Laverton acquired from the Aventis Group for One dollar ($1) during that period, this resulted in the inclusion of this Revenue of $3213. If this Revenue is excluded, the following results are comparable.

(1) Revenues from ordinary activities were $7604 or almost the same as the current year's Revenues of $7629.

(2) The Operating Profit for the 1999 period becomes a Loss of $1332 compared with the current period Loss of $804 – viz an improvement of 40%.

Manufacturing operations for the period under review actually showed a Profit of $103, which was a substantial improvement on the previous year's Loss. Research and Development costs and corporate overheads of $907 caused a final loss for the period of $804.

(B) Material Factors for the Half-year

Shareholders were advised of the following Material Factors late in the half-year and earlier this calendar year and copies of those Announcements are attached hereto:

(1) Proposed Sale of Manufacturing Division
(2) Updated Valuation of Research and Development Project
(3) Change of Name
  – Chairman's Address to the Annual General Meeting on 20th December, 2000
(4) Capitalraising of $1 Million
  – ASX Announcement of 11th January, 2001
(5) Research and Development Update
  – ASX Announcement of 29th January, 2001.

PHARMACTION

CHAIRMAN'S ADDRESS

TO ANNUAL GENERAL MEETING - 2000

WEDNESDAY, 20TH DECEMBER, 2000 AT 10.00AM

It has been our practice at recent annual meetings, for the Chairman to deliver an Address, so as to up-date Shareholders on the affairs of the Company.

This year's Address will be brief, as Shareholders have received a detailed Report from the Board - by way of the Chairman's letter dated the 17th November, 2000. This letter covered all items that are on the Agenda for approval today and gave a detailed coverage of our Research & Development Programme, the appointment of our new Chief Executive and future funding requirements.

Obviously Shareholders will be able to ask questions of the Board on any of the matters listed on the Agenda during the course of this morning's meeting.

There are two matters that I would like to bring to Shareholders' attention. The first is our Research & Development Project and the second is the sale of our Manufacturing activities.

.../2.

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE: +61 3 9278 7555 FACSIMILE: +61 3 9369 6730

PHARMACTION

CHAIRMAN'S ADDRESS

2.

Research & Development Project

As previously advised to Shareholders, your Board recently commissioned ACUITY TECHNOLOGY MANAGEMENT to prepare a Valuation of Pharmaction's Intellectual Property.

The Principal of ACUITY - Mr. David Randerson - is acknowledged as one of the leading Valuers in this field in Australia.

The ACUITY Valuation came out with a mid value of $76 Million - which equates on a fully diluted basis to 61 Cents per Pharmaction share.

The Stockmarket has taken no notice of this Valuation at all, as our current share price is about ONE-FIFTH of this level.

Put another way, if Pharmaction was being floated today on the basis of its Intellectual Property, the issue price of the new shares would be 61 Cents. In some recent BioMedical floats, stocks have actually come on at a reasonable premium to Randerson Valuations.

We hope that this paradox does not exist for too long, as it certainly does frustrate the raising of new capital at sensible market prices.

PHARMACTION HOLDINGS LTD
ACN 072 178 077
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE +61 3 9278 7555 FACSIMILE +61 3 9360 6730

PHARMACTION

CHAIRMAN'S ADDRESS

3.

Sale of Manufacturing Division

Negotiations are well advanced for the sale of the Manufacturing Division. In the 5 MONTHS to the 30th November, the Manufacturing Division has performed well under Ron Clark's leadership.

The Division has been profitable and has produced a cash surplus for the 5 MONTHS of $450,000.

These positive results have assisted us in almost concluding a sale. It is hoped that completion of this disposal will take place early in the new year.

The Future

With a change of name, funds raised for the enhancement of our BioMedical Research Project and with the competent management of our new Chief Executive Officer, your Board looks forward to a bright future for the Company, which should result in significant rewards for Shareholders.

THOMAS J. HARTIGAN
CHAIRMAN

20th December, 2000

PHARMACTION HOLDINGS LTD
A.C.N. 071 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE: +61 3 9278 7555 FACSIMILE: +61 3 9369 6730



PHARMACTION

ACN 072 178 977

11th January 2000

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

Directors of PharmAction Holdings Limited have, in accordance with shareholder approval at the AGM on 20th December 2000, placed 8,000,000 ordinary shares at 12.5 cents raising $1.0 million.

Directors do not anticipate placing the balance of the 25 million ordinary shares authorised by the shareholders in the short term while the share price fails to reflect the valuation placed on the Company's technology.

for

William T Bytheway
Company Secretary

FAXED

For Further Information
Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

EIFFEL TECHNOLOGIES LIMITED

ACN 072 178 977


AUSTRALIAN STOCK EXCHANGE
EIF000001

29th January 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

Eiffel Technologies Limited (EIF)

Directors have become aware of recent market rumour and speculation of a takeover announcement for Eiffel Technologies Limited (Eiffel) formerly PharmAction Holdings Limited, similar to market speculation in March 2000.

Directors believe that the takeover speculation may have been fuelled by two announcements in December 2000 of the acquisition of two of Eiffel's major international competitors by large pharmaceutical companies.

In early December 2000, Lavipharm Laboratories Inc. announced that it had acquired exclusive and perpetual rights to Phasex Corporation's Supercritical Fluids technology (SCF), patents, trademark and know-how for use in the pharmaceutical and cosmetic fields together with a 30% equity stake in Phasex. Phasex, based in Boston, Massachusetts, applies SCF technology to the development of separation, purification and recrystallisation processes with emphasis on particle design of small and bio-molecules including proteins and peptides.

No purchase price has been announced that Directors are aware of. The President and CEO of Lavipharm, Mr Lavotha, is reported as stating, "There is no doubt that this is the technology platform of the future for the pharmaceutical and biotech industries."

The second announcement, which Directors believe may be fuelling takeover speculation, was the late December acquisition of Bradford Particle Design Plc by US giant Inhale Therapeutic Systems Inc for 135 million pounds sterling (approximately $A380 million).

Reuters London, reported on 21 December 2000, that Inhale had reported that it made the acquisition a month after it failed to buy UK drug delivery Company Quadrant Healthcare, losing it to the Irish based group Elan Corporation.

Both Phasex and Bradford are world competitors with Eiffel in the formulation of drug particle design to allow large particle injectable drugs to be micronised by special Supercritical Fluid technology to allow administration by puffer or patch.

Eiffel considers itself a world leader in this field, given the accelerated Supercritical Fluid technology research programme that has been undertaken.

Directors announce that whilst discussions and negotiations occur on a daily basis with a wide range of leading international pharmaceutical companies, there are no current offers to acquire Eiffel and no current negotiations on this subject.

Directors consider that a fully informed market exists, and any important developments will be immediately announced to shareholders.



Sam Quigley
Director

For Further Information
Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au



EIFFEL TECHNOLOGIES

CHAIRMAN'S LETTER

15 November 2002

Dear Shareholder,

On behalf of the Board of Directors I am writing to extend an invitation to you to attend the Annual General Meeting of the Company to be held on Tuesday 17 December 2002 at Level 42, 101 Collins Street Melbourne commencing at 10:00am. The Company's 2002 Annual Report is enclosed for your information.

At the Annual General Meeting shareholders will be asked to consider the normal statutory business as well as the following resolutions;

- purchase by Eiffel of 25% of shares in Eiffel Research & Development Pty Ltd (ERD) from a company owned by Professor Neil Foster and Mr. Hub Regtop for the consideration of $500,000
- granting of options to subscribe for ordinary shares in the company to each of Professor Neil Foster and Mr. Hub Regtop as part of their full time employment arrangements with Eiffel
- allocation of Eiffel ordinary shares and the granting of additional options to Christine Cussen CEO of Eiffel
- granting of an option to subscribe for ordinary shares in the Company to Pelorus Australia Pty Ltd.

An Explanatory Memorandum is included with the Notice of Meeting which sets out information and background to assist shareholders in considering these resolutions.

The Company engaged DMR Corporate Pty Ltd, an independent financial expert, to independently assess whether the proposed purchase of shares is fair and reasonable to the Eiffel shareholders not associated with this transaction.

DMR have concluded that the proposed transaction is fair and reasonable to the non-associated Eiffel shareholders, and its report is included in the Explanatory Memorandum.

The Eiffel Directors believe the various resolutions are important for the Company to achieve its future commercial objectives and accordingly the Directors recommend that shareholders vote in favour of the resolutions.

Your shareholder vote is very important and therefore you should either attend the shareholder meeting on 17 December 2002 in person or sign and return the enclosed proxy form in the enclosed envelope before 15 December 2002.

On behalf of the Directors I look forward to your support at the Annual General Meeting of shareholders and encourage you to vote in favour of all the resolutions.

Yours sincerely,

Thomas J. Hartigan
Chairman

03 SEP 12 AM 7:21

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9629 8022 Fax (03) 9629 8077



EIFFEL TECHNOLOGIES

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of members of **Eiffel Technologies Limited** will be held at Level 42, 101 Collins Street, Melbourne on Tuesday 17 December 2002 at 10.00 am.

Business of the meeting

1. **Accounts**

   To receive and consider the Financial Statements for the year ended 30 June 2002 and the Reports of the Directors and Auditors thereon.

2. **Re-election of Thomas Hartigan as a director of the Company**
   To consider and if thought fit to pass the following resolution as an ordinary resolution:
   "That Mr Thomas Hartigan, who retires by rotation in accordance with the Company's Constitution, be re-elected as a director of the Company."

3. **Acquisition of shares in Pharmaceutical Technologies Pty Ltd**
   To consider and if thought fit to pass the following resolution as an ordinary resolution:
   "That pursuant to Australian Stock Exchange Listing Rule 10.1, approval is hereby given for Eiffel Technologies Limited to acquire from each of **Neil Russell Foster** and **Hubertus Leonardus Regtop** one share in the capital of **Pharmaceutical Technologies Pty Ltd** for the total consideration of A$500,000."

   Voting Restriction

   The Company will disregard any votes cast on this resolution by **Mr Neil Russell Foster or Mr Hubertus Leonardus Regtop** and any of their respective associates. However, the Company need not disregard a vote if:
   (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or
   (b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. **Issue of shares and options to the Chief Executive Officer**
   To consider and if thought fit to pass the following resolution as an ordinary resolution:

   "That pursuant to Australian Stock Exchange Listing Rule 10.11, approval is hereby given to the Directors to issue to Ms Christine Cussen the following securities in the capital of the Company:

   (a) 381,000 shares in the capital of the Company as a performance bonus for the year ended 30 June 2001;

   (b) an option to subscribe for 1,500,000 shares in the capital of the Company subject to performance criteria established by the Board having been satisfied.

   Voting Restriction

   The Company will disregard any votes cast on this resolution by Ms Christine Cussen and any of her associates. However, the Company need not disregard a vote if:

   (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or

   (b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. **Issue of options to Neil Russell Foster**

   To consider and if thought fit to pass the following resolution as an ordinary resolution:

   "That pursuant to Australian Stock Exchange Listing Rule 10.11, approval is hereby given to the Directors to issue to Mr Neil Russell Foster an option to subscribe for one million ordinary shares in the Company subject to performance criteria established by the Board having been satisfied.

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9629 8022 Fax (03) 9629 8077



EIFFEL TECHNOLOGIES

NOTICE OF ANNUAL GENERAL MEETING

Voting Restriction

The Company will disregard any votes cast on this resolution by Mr Neil Russell Foster and any of his associates. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. **Issue of options to Hubertus Leonardus Regtop**

To consider and if thought fit to pass the following resolution as an ordinary resolution:

"That pursuant to Australian Stock Exchange Listing Rule 10.11, approval is hereby given to the Directors to issue to Hubertus Leonardus Regtop an option to subscribe for one million ordinary shares in the Company subject to performance criteria established by the Board having been satisfied.

Voting Restriction

The Company will disregard any votes cast on this resolution by Hubertus Leonardus Regtop and any of his associates. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. **Issue of options to Pelorus Australia Pty Ltd**

To consider and if thought fit to pass the following resolution as an ordinary resolution:

"That pursuant to Australian Stock Exchange Listing Rule 10.11, approval is hereby given to the Directors to issue to Pelorus Australia Pty Ltd an option to subscribe for 500,000 ordinary shares in the capital of the Company.

Voting Restriction

The Company will disregard any votes cast on this resolution by Pelorus Australia Pty Ltd, its directors or their associates. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form; or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides

By Order of the Board

John W Jennings
Company Secretary

15 November 2002



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned not later than 48 hours before the time of the meeting)
Registered office: Level 14, 50 Market Street, Victoria, Australia.

I/We ______________________________

of ______________________________

being a member / members of Eiffel Technologies Limited hereby appoint

____

of ______________________________

or in his / her absence ______________________________

of ______________________________

Or in his/her absence, or if no person is named, the Chairman of the Meeting as my/our general proxy to vote on my/our behalf at the Meeting of the company to be held at 10.00 am on Tuesday, 17 December 2002 or at any adjournment of that meeting.

Signed this ______________ day __________ of 2002

Signature Of Shareholder/s		Companies Only	
Signature	Date / /	Director 1 / Sole Director & Sole Secretary	Date / /
Signature	Date / /	Director 2 / Secretary	Date / /

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If a member does not nominate a person or persons to act as his/her/its proxy, the Chairman of the Meeting will act as proxy for that member and if the member has not given directions as to how to vote, the Chairman will vote in favour of each of the resolutions.

Should the member wish to direct the proxy how to vote, the following should be completed by placing an "X" in the appropriate box. If you have appointed two proxies please indicate below what proportion of your voting rights each is to represent.

Portion of shareholding represented by this proxy: %*

*Only to be completed where two proxies are appointed.

Proxy forms (and a copy of any authority) must be received by the Company at its registered office, Victoria, not later than 48 hours before the time of the meeting or adjourned meeting (as the case may be). Alternatively, they may be lodged by facsimile on (03) 9629 8077 if received by the same time.

continued overleaf...

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9629 8022 Fax (03) 9629 8077



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned not later than 48 hours before the time of the meeting)
Registered office: Level 14, 50 Market Street, Victoria, Australia.

VOTING RIGHTS

- On a poll ordinary shareholders have one vote for every fully paid ordinary share held.
- In accordance with the Company's Constitution and the Corporations Law, the Board has determined, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members at 10.00 am on 15 December 2002.

VOTING DIRECTIONS TO YOUR PROXY PLEASE MARK ☒ TO INDICATE YOUR DIRECTIONS

ITEM 1	Receive and consider financial statements	For ☐	Against ☐	Abstain ☐
ITEM 2	Re-election of Thomas Hartigan as a Director	For ☐	Against ☐	Abstain ☐
ITEM 3	Acquisition of shares in Pharmaceutical Technologies Pty Ltd	For ☐	Against ☐	Abstain ☐
ITEM 4	Issue of shares and options to Chief Executive Officer	For ☐	Against ☐	Abstain ☐
ITEM 5	Issue of options to Neil Russell Foster	For ☐	Against ☐	Abstain ☐
ITEM 6	Issue of options to Hubertus Leonardus Regtop	For ☐	Against ☐	Abstain ☐
ITEM 7	Issue of options to Pelorus Australia Pty Ltd	For ☐	Against ☐	Abstain ☐

If you mark the Abstain box you are directing your proxy not to vote on your behalf on a show of hands or on a poll



EIFFEL TECHNOLOGIES

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

THESE EXPLANATORY NOTES FORM PART OF THE NOTICE OF MEETING

RESOLUTION 1 (ITEM 2 OF AGENDA)

RE-ELECTION OF THOMAS HARTIGAN

Mr. Thomas Hartigan retires by rotation in accordance with the Company's constitution and being eligible, offers himself for re-election.

Mr Hartigan is a non-executive director and has been Chairman of the Company since May 1996. He is a Chartered Accountant and is a Bachelor of Commerce. He has been a Director and Chairman of nine other public companies in a variety of industries, including biotechnology as founding Chairman of Biodiscovery Limited. In his business advisory capacity he specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.

RESOLUTION 2 (ITEM 3 OF AGENDA)

PURCHASE OF SHARES IN PHARMACEUTICAL TECHNOLOGIES PTY LTD TO GAIN 100% EFFECTIVE CONTROL OF EIFFEL RESEARCH & DEVELOPMENT PTY LTD

Shareholders are being asked to approve the purchase of all of the issued capital in Pharmaceutical Technologies Pty Ltd (PT) for $500,000. This company holds all of the issued capital in Eiffel Research & Development Pty Ltd (ERD) not presently owned by Eiffel.

ERD is owned 75% by Eiffel and 25% by PT and was established in December 2000 to undertake the commercial development of Eiffel's Super Critical Fluid technology platforms under licence from Eiffel.

This transaction involves Eiffel acquiring all the ordinary shares in PT (formerly Phytotherapy Technology Pty Ltd) which is the beneficial owner of 25% of the shares in ERD.

The shares in PT are owned by Professor Neil Foster and Mr. Hub Regtop, who are also directors of ERD.

As part of the Company's accelerated commercialisation strategy, it was considered prudent and opportune for Eiffel to acquire the 25% shareholding in PT as part of an arrangement to secure the full time services of Professor Foster and Mr Regtop so they could dedicate all their resources for the benefit of Eiffel. This would result in Eiffel gaining 100% control of ERD and its future income stream.

Under ASX listing rule 10.1 shareholder approval is required for such a transaction where it involves the acquisition of an asset in excess of 5% of the Company's equity interests as disclosed in its accounts.

In addition, ASX listing rule 10.10 requires a report from an independent expert to be provided to shareholders stating whether the transaction is fair and reasonable to those non-associated Eiffel shareholders.

The Company engaged DMR Corporate Pty Ltd (DMR) to undertake this assessment and they have concluded that the transaction is fair and reasonable for the non-associated shareholders. A copy of the DMR report is included as part of the Notice of Meeting Information package and a summary of their conclusions is outlined later in these notes.

Information on the commercial relationship between Eiffel, ERD and Professor Foster and Mr. Hub Regtop is outlined in more detail on the last page of the Explanatory Memorandum.

A signed and identifiable copy of the purchase agreement between Eiffel and Professor Foster and Mr. Regtop will be tabled at the General Meeting for shareholders perusal.

RESOLUTION 3 (ITEM 4 OF AGENDA)

ALLOCATION OF SHARES AND OPTIONS TO MS. CHRISTINE CUSSEN

Ms Christine Cussen was appointed Chief Executive Officer in November 2000.

In reviewing the performance of Ms Cussen as Chief Executive Officer and the remuneration paid to her, the Board considered it appropriate that in part her remuneration package should be performance based. In this regard and in accordance with the Listing Rules of the ASX, shareholders are being asked to approve the following issues to Ms Cussen:

(a) the issue of 381,000 shares in the capital of the Company as a performance bonus for the year ending 30 June 2001;

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9629 8022 Fax (03) 9629 8077



EIFFEL TECHNOLOGIES

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

THESE EXPLANATORY NOTES FORM PART OF THE NOTICE OF MEETING

BACKGROUND ON THE EIFFEL, ERD, PHARMACEUTICAL TECHNOLOGIES PTY LTD RELATIONSHIP

In mid 2000 Eiffel decided to quit contract pharmaceutical manufacturing to concentrate solely on exploiting the chemical re-engineering opportunities using Super Critical Fluid technology platforms. The Directors decided to undertake the commercial development of this technology by way of a joint venture with Professor Neil Foster and Mr. Hub Regtop. Bioactive Enhancement Technologies Aust. Pty Ltd (BETA), which later changed its name to Eiffel Research and Development Pty Ltd (ERD) was established to conduct the business of the joint venture. The shares in this Company were owned as to 75% by Eiffel and as to 25% by Pharmaceutical Technologies Pty Ltd (PT), a company owned by Professor Foster and Mr. Regtop.

At that time, Professor Neil Foster was a full time Professor for the School of Chemical Engineering and Industrial Chemistry, at University of NSW, and Mr. Hub Regtop, an experienced biochemist, was involved in various outside activities in the biochemistry and veterinary science sectors. Their role at ERD was to jointly manage the technical team responsible for the development of Eiffel's biochemical and re-engineering technology in addition to carrying out their other professional and external roles.

Under the joint venture, Eiffel had a responsibility to provide funding sufficient for ERD to carry out the research and development work at the University of NSW which was to be directed and overseen by Professor Foster and Mr. Regtop. A separate Board of Directors was appointed to ERD to manage and review the commercial development and the allocation of funds. Professor Neil Foster and Mr. Hub Regtop were Directors of ERD representing the PT shareholding interests, and there were 3 Directors from Eiffel appointed to represent Eiffel's 75% interest.

Professor Foster and Mr. Regtop through PT hold a 25% equity participation in ERD in recognition of their technical contribution and know-how in exploiting the commercial opportunities of this technology. In addition PT has been granted an option over 2,000,000 shares in the company exercisable over three years at 25 cents per share.

Agreement was reached in July 2002 pursuant to which Eiffel would take 100% control of ERD by acquiring the shares in PT controlled by Professor Foster and Mr. Regtop and Professor Foster and Mr Regtop would become full time executives at Eiffel.

It is a condition precedent to the purchase of PT by Eiffel that Professor Foster and Mr Regtop have entered binding contracts of employment with Eiffel.

The following is a summary of the contract terms;

1. The purchase price of $500,000 is payable by 8 equal quarterly payments of $62,500 with the first payment due within 7 business days of obtaining shareholding approval

2. The Vendors have provided the normal warranties pertaining to the sale of shares in a private company and Eiffel has conducted a detailed due diligence on PT

3. The Vendors have indemnified Eiffel against all claims and liabilities arising from circumstances up to the date of settlement.

4. Professor Foster and Mr Regtop will resign as directors of ERD and PT upon the signing of the contract

The 2,000,000 options held by PT have been assigned by PT to other parties.

A signed and identifiable copy of the Share Purchase Agreement will be tabled at the Annual General Meeting for shareholders perusal.














Notice of General Meeting

Document date: Wed 23 Oct 2002 **Published:** Thu 24 Oct 2002 09:12:31
Document No: 196669 **Document part:** A
Market Flag: N
Classification: Proxy Form , Notice of General Meeting , Letter to Shareholde

EIFFEL TECHNOLOGIES LIMITED 2002-10-23

HOMEX - Melbourne

++++++++++++++++++++++++
CHAIRMAN'S LETTER

On behalf of the Board of Directors I am writing to extenc invitation to you to attend a General Meeting of the Compa held on Thursday, 21 November 2002, on Level 42, 101 Colli Melbourne commencing at 10:00am.

The purpose of the General Meeting is to obtain shareholde to;

1. raise between $3.5 million to $4.5 million via a placen ordinary shares to be arranged by stockbrokers Burdett Young Limited (BBY)

2. increase to Five years the period for exercising 25 mil options which will be granted to Jagen Pty Ltd (Jagen) converts the Convertible Note issued to it by the Compa issue 3 million additional options to Jagen as part of negotiated between the Company and Jagen to accommodate decision to convert the Convertible Note to 25 million shares in the Company five months prior to the Conversi

Under Australian Stock exchange Listing Rules the proposec variations to existing securities require shareholders' ap

The purpose of the Explanatory Memorandum included with th Meeting is to provide Eiffel shareholders with sufficient to make an informed decision when voting on these decisior

The proceeds from the placement are required to fund the C expanded in-house research programme as well as its share under the various existing feasibility studies with interr pharmaceutical companies and to purchase selected equipmer in the Company's now chemical re-engineering facility at t University of New South Wales. The Directors decided to pr a placement as insurance against any delays in receiving t from the sale of Pharmaction Manufacturing Pty Ltd to Cott

International Pty Ltd, for reasons outside the control of Directors.

The placement of up to the maximum 30 million shares combi the Jagen issue of 25 million ordinary shares following th exercise under the existing Convertible Note will increase issued capital from 105,152,993 to 160,152,993 ordinary sh from 159,652,993 to 192,652,993 on a fully diluted basis.

As outlined in the Eiffel Technologies investor Update ser recently, the Company has made considerable progress over nine months in its various commercialisation activities us Super Critical Fluid (SCF) technology platforms.

As part of the Company's accelerated commercialisation obj announced to the ASX an 29 July 2002, (which coincidentall same day as the official opening of the $3 million jointly Eiffel Technologies Limited and the University of New Sout (UNSW Pharmaceutical Re-Engineering Research Facility situ UNSW), the following significant announcements:

* Eiffel had reached commercial agreement to gain 100% owr Eiffel Research and Development Pty Ltd (ERD), the joint company originally established to undertake the commerci development of Eiffel's SCF technology platforms under l Eiffel.

* Professor Neil Foster and Mr Hub Regtop will become full Eiffel executives.

* Eiffel will fund an increased annual research staff budg new UNSW Eiffel Pharmaceutical Re-engineering Research F

* Eiffel will accelerate commercialisation of the SCF tech licensing the SCF intellectual property either through j ventures or profit sharing agreements with revenue strea generated from a combination of upfront and progressive payments as well as royalties from sales.

In addition, to support this accelerated commercialisation it is Eiffel's objective to construct a clinical trial fac within the next 12 months.

The transactions relating to the Company acquiring 100% ov control of ERD and gaining the full time services of Profe Foster and Mr Hub Regtop will be submitted for approval of Shareholders at the Annual General Meeting.

JAGEN PTY LTD

Interests related to Jagen Pty Ltd (Jagen) which has a $2. 3 year secured Convertible Note investment in Eiffel matur March 2003 currently hold 15,575,232 Eiffel ordinary share Issued capital on an undiluted basis). Jagen is entitled u Convertible Note terms to convert to 25 million ordinary s Eiffel at any time and on conversion, Jagen will be grante additional 25 million 3 year options in Eiffel ordinary sh exercisable at 25 cents per share. Based on the Jagen Conv Note and attaching options, (and if no other shares were i Eiffel), Jagen would be entitled to 41% of Eiffel's issued

a fully diluted basis.

By way of background Eiffel shareholders approved Jagen's
Note investment on 7 February 2000, at a time when capital
to stabilise the Company.

Jagen's investment enables the Company to stabilise its fi
base and to progressively raise additional capital from sh
placements which facilitated the Company's exit from the l
pharmaceutical manufacturing operation at Laverton. Eiffel
able to concentrate fully on exploiting the chemical re-en
opportunities using the SCF technology.

Following recent discussions between the Company and Jagen
indicated its intent to exercise its right to convert to 2
shares the Convertible Note some five months earlier than
existing maturity date of 1 March 2003. Jagen, as part of
intent, requested certain variations to the attaching opti
arrangements.

The Eiffel Directors subsequently reached agreement with J
on the basis Jagen would immediately exercise its right to
its Convertible Note in full to 25 million ordinary Eiffel
Eiffel would, subject to shareholder approval agree to the
variations:

1. increase the date for exercising the 25 million options
   issued on the conversion of the Convertible Note from 3
   years effective from the date Jagen converted the Note
   million Eiffel ordinary shares; and

2. issue Jagen an additional 3 million options over Eiffel
   shares with a term of 5 years exercisable at a price of
   per ordinary share

As a result of Jagen immediately converting the Convertibl
ordinary shares Eiffel's shareholder Funds would be increa
$2.75 million and its interest bearing debt reduced by $2.
In addition, Eiffel would benefit from not having to pay i
under the Convertible Note of approximately $136,000 per a

The Eiffel Directors believe the benefits resulting from t
placement and Jagen converting to 25 million ordinary shar
including the proposed options variations, will improve th
Financial base and reduce its risk profile. Accordingly, t
Directors recommend that the shareholders vote in favour o
resolutions included in the enclosed Notice of Meeting.

Your shareholder vote is very important and therefore you
either attend the meeting on 21 November 2002 in person or
return the enclosed Proxy Form in the enclosed envelope be
November 2002.

On behalf of the Eiffel Directors I look forward to your s
the General Meeting of shareholders to be held on 21 Novem
and encourage you to vote in favour of all three resolutio

T J Hartigan
CHAIRMAN

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GLOSSARY


SITE M



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned within 48 hours of the time of the meeting)
Registered office: Level 14, 50 Market Street, Victoria, Australia.

I/We ____

of ____

being a member / members of Eiffel Technologies Limited hereby appoint

____

of ____

or in his / her absence ____

of ____

Or in his/her absence, or if no person is named, the Chairman of the Meeting as my/our general proxy to vote on my/our behalf at the Meeting of the company to be held at 10.00 am on Thursday, 21 November 2002 or at any adjournment of that meeting.

Signed this ______________ day ________ of 2002

Signature Of Shareholder/s		***Companies Only***	
______________________	/ /	______________________	/ /
Signature	Date	Director 1 / Sole Director & Sole Secretary	Date
______________________	/ /	______________________	/ /
Signature	Date	Director 2 / Secretary	Date

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If a member does not nominate a person or persons to act as his/her/its proxy, the Chairman of the Meeting will act as proxy for that member and if the member has not given directions as to how to vote, the Chairman will vote in favour of each of the resolutions.

Should the member wish to direct the proxy how to vote, the following should be completed by placing an "X" in the appropriate box. If you have appointed two proxies please indicate below what proportion of your voting rights each is to represent.

Portion of shareholding represented by this proxy: ________ %*

*Only to be completed where two proxies are appointed.

Proxy forms (and a copy of any authority) must be received by the Company at its registered office, Victoria, not less than 48 hours before the time of the meeting or adjourned meeting (as the case may be). Alternatively, they may be lodged by facsimile on (03) 9629 8077 if received by the same time.

continued overleaf...

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9629 8022 Fax (03) 9629 8077



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned within 48 hours of the time of the meeting)
Registered office: Level 14, 50 Market Street, Victoria, Australia.

VOTING RIGHTS

- On a poll ordinary shareholders have one vote for every fully paid ordinary share held.
- In accordance with the Company's Constitution and the Corporations Law, the Board has determined, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members at 10.00 am on Thursday, 21 November 2002.

VOTING DIRECTIONS TO YOUR PROXY PLEASE MARK ☒ TO INDICATE YOUR DIRECTIONS

ITEM 1	To issue shares	For ☐	Against ☐	Abstain ☐
ITEM 2	To issue options to Jagen	For ☐	Against ☐	Abstain ☐
ITEM 3	To increase period of exercise of options granted to Jagen on conversion of Convertible Note	For ☐	Against ☐	Abstain ☐

If you mark the Abstain box you are directing your proxy not to vote on your behalf on a show of hands or on a poll

ℰ𝒞 m



EIFFEL TECHNOLOGIES

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

THESE EXPLANATORY NOTES FORM PART OF THE NOTICE OF MEETING

RESOLUTION 1

APPROVAL OF PROPOSED ISSUE OF UP TO 30,000,000 EIFFEL ORDINARY SHARES

Shareholders are being asked to approve the issue of up to 30 million ordinary shares in Eiffel Technologies Ltd ("Eiffel").

ASX Listing Rule 7.1 provides that a company, over any given twelve month period, must not issue equity Securities which would exceed 15% of its existing ordinary securities without the approval of shareholders. The current issued capital of Eiffel is as follows:

105,152,993 ordinary shares; and

options to subscribe for up to 4,500,000 new ordinary shares.

The aggregate of the proposed issue of up to 30,000,000 new equity securities, amounts to a maximum increase of approximately 27.4% in Eiffel's ordinary equity. Accordingly, approval is required from shareholders pursuant to Listing Rule 7.1.

The ordinary shares will rank pari passu with existing fully paid ordinary shares and will be issued and allotted pursuant to a proposed placement by no later than three months after the date of this meeting. It is anticipated, however the issue and allotment will take place within 21 days of the meeting date.

The ordinary shares will be issued at an issue price, which will be at least 80% of the average market price of the Eiffel ordinary shares calculated over the last 5 days on which sales of the shares are recorded prior to the day of issue.

The placement is being arranged by stockbrokers Burdett Buckeridge Young Limited (BBY) where the ordinary shares will be allotted to institutional, professional and sophisticated investors.

Such allotments to institutional, professional and sophisticated investors, and allotments to brokers holding a dealer's licence acting as principal do not require the issue of a prospectus or other disclosure document.

Funds raised through the placement will be applied by the Company for working capital purposes.

RESOLUTION 2

TO APPROVE THE ISSUE OF 3 MILLION 5 YEAR UNLISTED OPTIONS TO JAGEN PTY LTD (JAGEN)

The financial and commercial relationship between Jagen and Eiffel is outlined later in these notes which set out the financial and commercial benefits that Jagen's Convertible Note investment has achieved for Eiffel since March 2000, the date when Jagen advanced the $2.75 million to Eiffel under the Convertible Note agreement.

Pursuant to Listing Rule 10.11, shareholder approval is required for the issue of extra options to Jagen.

If shareholder approval is given, the option to subscribe for up to three million ordinary shares in the capital of the Company will be issued immediately but in any event not later than one month after the date of this meeting.

The terms of the proposed issue of options to Jagen are summarised as follows:

1. Unlisted 5 year options over 3,000,000 Eiffel ordinary shares exercisable at 25 cents per share with the 5 year term commencing from the date of issue (which will be shortly after the date of the General Meeting)
2. Options assignable and exercisable in minimum amounts of 500,000 shares.
3. Shares to rank equally with existing Eiffel ordinary shares.
4. Options to participate in any Eiffel capital adjustments but not bonus or rights issues.

A signed and identifiable copy of the option certificate including the proposed terms and conditions, will be tabled at the General Meeting for shareholders' perusal.

If approval is given under Listing Rule 10.11 approval is not required under Listing Rule 7.1.

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

RESOLUTION 3

TO APPROVE EXTENDING THE TERM OF JAGEN'S EXISTING 25,000,000 OPTIONS FROM 3 TO 5 YEARS

In March 2000 the Company issued to Jagen a Convertible Note for $2,750,000 which Jagen is entitled to convert at any time within three years from the date of issue. On conversion, Jagen will be entitled to 25,000,000 ordinary shares in the Company and 25,000,000 options.

Shareholders are being asked to approve the Company amending the existing terms and conditions attaching to those Options by extending the period within which those Options may be exercised from three years to five years from the date of issue.

Jagen's entitlement to 25 million share options was approved by Eiffel shareholders on 7 February 2000 as part of the approval given by shareholders to the issue to Jagen of a Convertible Note at the issue price of $2.75 million.

The terms of the Jagen options as approved by shareholders, are summarised as follows:

1. Unlisted 3 year options over 25,000,000 Eiffel ordinary shares exercisable at 25 cents per share (issue date to commence from the date when Jagen converts to ordinary shares under the Convertible Note).
2. Options assignable and exercisable in minimum amounts of 5,000,000
3. Shares to rank equally with existing Eiffel ordinary shares.
4. Options to participate in any Eiffel capital adjustments but not bonus or rights issues.

A signed and identifiable copy of the original option certificate will be tabled at the General Meeting for shareholders' perusal.

Under ASX Listing Rule 6.23 a change which has the effect of increasing the period for exercising the option cannot be made. However, the Australian Stock Exchange has granted a waiver to that listing rule subject to the approval of shareholders in a general meeting of the Company, and to the immediate conversion by Jagen of its Convertible Note into 25,000,000 shares.

All other existing terms relating to the Jagen options will remain the same.

BACKGROUND TO THE RESOLUTIONS

EXCLUDED OFFER PLACEMENT UP TO 30,000,000 EIFFEL ORDINARY SHARES

It is proposed, subject to Eiffel shareholder approval, to offer up to 30 million Eiffel ordinary shares to selected institutional investors as well as professional and sophisticated investors. It is further proposed that Burdett Buckeridge Young Ltd ("BBY") will arrange this offer.

The actual number of shares to be issued to raise the target amount of between $3.5 to $4.5 million will be determined by market conditions prevailing over the coming months.

As highlighted in the Chairman's letter, the funds raised in this placement will be progressively allocated accordingly to the following key expenditure items:

1. Funding Eiffel's expanded in-house and research programme using SCF technology applications.
2. Funding Eiffel's share of costs under the various feasibility studies it has with international pharmaceutical companies.
3. Fund the ongoing monthly management and administration costs.
4. Purchasing selected equipment to fully equip the new UNSW research facility and to progressively establish a semi commercial facility outside the UNSW.

The Eiffel directors in deciding to appoint BBY to manage and arrange this offer, took into account the following considerations:

1. The high profile BBY has within the Healthcare and Biotech Industry and investment community.
2. The need to capitalise on the increased local and overseas awareness of and interest in Eiffel's SCF technology.



3. The need to introduce long-term investors who are aware of potential risk and rewards of biochemical and chemical re-engineering developments.

4. The need to provide an alternative access to funds in the short term as insurance against any delay in receiving the initial tranche of approximately $2.0 million proceeds from the Cottee transaction expected in December 2002.

These factors combined with the Company's decision to accelerate the commercialisation strategy, influenced the Directors decision to proceed with this offer at this time. Subject to compliance with the provisions of the Corporations Act, such an offer can be made without issuing a prospectus or other disclosure document.

BACKGROUND ON JAGEN PTY LTD (JAGEN)

RELATIONSHIP WITH EIFFEL TECHNOLOGIES LIMITED (EIFFEL)

Jagen is a Company associated with the Liberman family and was introduced to the Company by Pelorus Australia Pty Ltd (Pelorus) which was appointed by the Company in September 1999 to assist with the Company's reconstruction and to raise funds to reduce debt and provide ongoing working capital.

At that stage, Eiffel (previously PharmAction Holdings Ltd) had been struggling to make a return on its contract manufacturing operation since it was acquired from Hoechst Marion Roussel in 1996.

In late 1999, Eiffel issued to Jagen a Convertible Note at an issue price of $2,750,000, convertible after three years. This issue was approved by shareholders at a general meeting held on 7 February 2000.

The terms of the Convertible Note entitled Jagen to 25 million ordinary shares plus 25 million options exercisable at 25 cents per share within three years of the date of issue together with the right to nominate two people to the Eiffel Board.

Jagen nominated Mr Bill Bytheway and Mr Sam Quigley both Directors of Pelorus who joined the Eiffel Board in February 2000.

The Convertible Note was initially secured by a first mortgage over the Laverton freehold property owned by Pharmaction Manufacturing Pty Ltd and the Note attracted a variable interest rate of 0.45% per annum above the 26 week Treasury Note rate.

Interest was payable quarterly in arrears and the annual interest on the Convertible Note for the financial year 2001/02 was approximately $136,000.

In October 2001 Eiffel agreed to sell its subsidiary PharmAction Manufacturing Pty Ltd, to Cottee International Pty Ltd. Jagen consented to release its first mortgage security over the Laverton freehold property to facilitate that transaction provided that Eiffel and its subsidiary Eiffel Research & Development Pty Ltd provided Jagen with new security in the form of fixed and floating charges over present and future property, including intellectual property and unpaid capital.

When Jagen subscribed for the Convertible Note on 1 March 2000, interests associated with Jagen owned approximately 0.4% of the issued capital of Eiffel (undiluted).

Currently Jagen holds 14.8% of the issued capital (undiluted) having acquired additional shares through market purchases and having participated in Eiffel share placements since March 2000.

The only funds raised by Eiffel over the past 2 ½ years (apart from the Jagen note) have been through placements to sophisticated, professional investors and stockbrokers which did not require the issue of a disclosure document and which raised $4.9 million.

Jagen's investment under the Convertible Note has provided much needed stability to Eiffel. Jagen's investment enhanced the Company's ability to raise further equity during a time it was withdrawing from its manufacturing operations and focussing on being a dedicated biomedical, chemical re-engineering research and development operation using the Super-critical Fluid technology platforms.

The Board has agreed that Jagen should continue to have two representatives on the Eiffel Board following conversion of the Convertible Note.



EIFFEL TECHNOLOGIES

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

Regrettably the two Directors nominated by Jagen, Mr Bill Bytheway and Mr Sam Quigley recently passed away and the Board in conjunction with Jagen is currently seeking suitable replacements to represent Jagen's interests as well as to expand the Eiffel Board.

As a result of the decision by Jagen to convert the Convertible Note to ordinary shares, shareholders' funds will be increased by $2.75 million with a corresponding reduction of $2.75 million in secured debt with a resultant annual interest saving of approximately $136,000. On conversion Jagen will also release its security over the Eiffel assets resulting in all Eiffel's assets and undertakings being totally unencumbered.

In addition, this will reduce any market uncertainty regarding Jagen's future financial commitment to Eiffel.

Conversely, if Jagen elected not to convert to ordinary shares and required the Convertible Note to be repaid, Eiffel's only access to funding would be to find a strategic shareholder to replace Jagen.

In recognition of the strategic and financial importance of the Jagen involvement with Eiffel, the Directors believe the request by Jagen to vary the option from 3 to 5 years as well as issue an additional 3 million options to Jagen is a beneficial outcome for the Company. Accordingly, the Eiffel Directors recommend shareholders approve these variations.

Jagen's undiluted shareholding will increase from 14.8% to 25.34% following the conversion to 25 million ordinary shares and assuming placement of the 30 million shares (maximum) is successful.

Furthermore, if the shareholders approve the extra 3 million Jagen options, and taking into account the 25 million options granted on conversion of the Convertible Note, Jagen's entitlement to Eiffel ordinary issued capital on a fully diluted basis will be 35.60% compared to its current fully diluted entitlement of 41.0%.

At the time shareholders approved the Jagen Convertible Note investment, Jagen would have been entitled to 30.5% of the then Eiffel fully diluted issued capital, (assuming at that stage all existing options were converted including those by Jagen and assuming that Eiffel made no further share issues).

To provide shareholders with a clearer understanding of the impact on Eiffel's capital structure following the proposed placement, Jagen converting to 25 million ordinary shares and exercising all its options, (both existing and new), the following table summarises Eiffel's capital structure before and after these changes.

CHANGES TO EIFFEL OWNERSHIP AND CAPITAL STRUCTURE

Capital	Existing at 1/10/02 Fully Diluted	Placement Maximum No. of Shares after Jagen Conversion	Adjusted Balance after Capital Raising/Jagen Conversion	% Issued Capital (undiluted)	Fully Diluted (all options exercised)	% of Diluted Capital
Ordinaries						
Jagen Interests	15,575,232	(1) 25,000,000	40,575,232	25.34	68,575,232	35.60
Balance Top 50	19,712,618	30,000,000	49,712,618	31.04	54,212,618	28.14
Other	69,865,143		69,865,143	43.62	69,865,143	36.26
Total Issued Ords	105,152,993	55,000,000	160,152,993	100.00	192,652,993	100.00
Options						
Executive Options	2,000,000		2,000,000			
Other	2,500,000		2,500,000			
Jagen (attaching to convertible note)	25,000,000 (2)		25,000,000			
Proposed - Jagen		(3) 3,000,000	3,000,000			
Total Options	29,500,000	3,000,000	32,500,000			
Convertible Note (CN)						
Jagen	25,000,000	(25,000,000)				
Total Diluted Capital	159,652,993	33,000,000	192,652,993			

Notes

(1) Reflects Jagen's decision to convert to 25,000,000 ordinary shares under the convertible note.
(2) Assumes Jagen elects not to exercise any options at the date of converting to ordinary shares
(3) Includes proposed 3,000,000 5 year options exercisable at 25 cents subject to shareholder approval.

D M R CORPORATE

DMR

D M R Corporate Pty Ltd A.C.N. 063 564 045
470 Collins Street
Melbourne Facsimile (03) 9629 4598
Victoria 3000
Australia Telephone (03) 9629 4277

28 October 2002

The Directors
Eiffel Technologies Limited
Level 14
50 Market Street
Melbourne
VIC 3000

Dear Sirs

1. Introduction

You have requested DMR Corporate Pty Ltd ("DMR Corporate") to prepare an independent expert's report pursuant to Rule 10.10.2 of the Australian Stock Exchange Limited ("ASX") Listing Rules in respect of the proposed transaction detailed in Section 2 of this report.

Eiffel Technologies Limited ("Eiffel" or "the Company") is an Australian owned and operated company that owns the rights to several technologies relating to the re-engineering of biomedical drugs using supercritical fluids ("SCF").

In order to further develop its intellectual property and technology, Eiffel entered into an agreement with Pharmaceutical Technologies Pty Ltd ("PT") in December 2000. PT possesses know-how and other skills relating to the application of the SCF technology to micronise various drugs and pharmaceutical compounds. The agreement with PT provides for Eiffel to licence the relevant intellectual property to Eiffel Research & Development Pty Ltd ("ERD"). Eiffel is also to provide management and funding to ERD and PT is to provide know-how and research and development skills to ERD. The agreement provides that Eiffel is to hold 75% of the issued capital of ERD with PT holding the remaining 25%.

Pursuant to a separate Technology Agreement between Eiffel and ERD, Eiffel has granted to ERD an exclusive license or sub-license to commercialise the intellectual property. The agreement provides that Eiffel is not to sub-license the intellectual property to any other persons, this right being granted to ERD.

PT is a company that has three shares on issue. Mr. Hubert Regtop ("Regtop") and Professor Neil Foster ("Foster"), who are also directors of ERD, each hold one PT share.

2. The Proposed Transaction

Eiffel is seeking shareholder approval for the following transaction ("the Proposed Transaction"):

- the acquisition by Eiffel of all of the issued capital of PT for a total consideration of $500,000.

The consideration will be payable as to $62,500 on completion and as to $62,500 in seven quarterly payments thereafter.

Listing Rule 10.1 will apply to the above transaction as it involves the acquisition of an asset in excess of 5% of shareholders funds from the directors of ERD, which is a subsidiary of Eiffel.

The directors have requested DMR Corporate to independently assess whether the Proposed Transaction is fair and reasonable to the holders of the ordinary shares whose votes are not to be disregarded (non-associated shareholders).

3. Summary Opinion

In our opinion, the Proposed Transaction is **fair and reasonable** when considered in the context of the interests of the shareholders of Eiffel other than those involved in this proposal or their associates.

Our principal reasons for reaching the above opinion are:

(a) We have assessed the net present value of the consideration for the acquisition of PT to be $468,000 and we have valued PT in a range of $4,500,000 to $4,800,000. As the value of PT is greater than the value of the consideration, we consider that the Proposed Transaction is fair.

(b) In our opinion, the advantages of proceeding with the Proposed Transaction, together with the disadvantages of not proceeding with the Proposed Transaction exceed the disadvantages of proceeding with the Proposed Transaction and the advantages of not proceeding with the Proposed Transaction.

We have concluded that **the Proposed Transaction is fair and reasonable** to the non-associated shareholders.

4. Structure of this Report

The remainder of this report is divided into the following sections:

5. Sources of Information

- Share purchase agreement between Eiffel and PT;
- Audited financial statements of ERD for the years ended 30 June 2001 and 2002;
- Audited financial statements of PT for the year ended 30 June 2002;
- The Explanatory Memorandum which this report accompanies;
- Shareholders' Agreement between Eiffel, ERD and PT dated 20 December 2000;
- Eiffel's announcements to the ASX since 1 January 2002;
- Eiffel's cash flow projections for the period to 30 June 2004;
- Valuation of Eiffel's intellectual property by Acuity Technology Management Pty Ltd ("Acuity") dated 3 September 2000;
- Eiffel share price summaries supplied by Commonwealth Securities Limited; and
- Discussions with a Director and the Company Secretary of Eiffel.

6. Purpose of the Report

ASX - Listing Rule 10.1

Listing Rule 10.1 requires that a company obtain shareholder approval at a general meeting when the acquisition of an asset, which has a value in excess of 5 per cent of the shareholders funds, as set out in the latest financial statements given to the ASX under their listing rules, is to be made from: -

(i) a related party;

(ii) a subsidiary;

(iii) a substantial shareholder who is entitled to at least 10% of the voting securities, or a person who was a substantial shareholder entitled to at least 10% of the voting securities at any time in the 6 months before the transaction;

(iv) an associate of a person referred to in paragraphs (i), (ii) or (iii) above;

(v) a person whose relationship to the entity or a person referred to above is such that, in the ASX's opinion, the transaction should be approved by security holders.

As the acquisition of the equity in PT is partially from Regtop and Foster, who are also directors of ERD, and as it is for a sum greater than 5% of the shareholders funds, then the acquisition must be approved by shareholders.

The notice of any meeting of shareholders to approve any transaction referred to in Listing Rule 10.1 shall be accompanied by a report from an independent qualified person who shall state his opinion as to whether the transaction is fair and reasonable to the shareholders, other than those whose votes are to be disregarded (non-associated shareholders).

General

The terms fair and reasonable are not defined in either the Corporations Act 2001 or the ASX Listing Rules so we have defined them for the purpose of this report as:

Fairness - the Proposed Transaction in Section 2 above is fair if the value of the PT shares being acquired is equal to or greater than the value of the consideration.

Reasonableness - the Proposed Transaction may be reasonable whether it is fair or unfair as it involves consideration of other significant factors that shareholders might consider prior to voting on the resolution.

What is fair and reasonable for the non-associated shareholders should be judged in all the circumstances of the proposal.

The methodology that we have used to form an opinion as to whether the Proposed Transaction is fair and reasonable, is summarised as:

(i) In determining whether the Proposed Transaction is fair, we have valued the PT shares being acquired and compared that valuation with the value of the consideration being offered.

(ii) In determining whether the Proposed Transaction is reasonable, we have analysed and compared the advantages and disadvantages of the transaction proceeding and not proceeding.

(iii) In determining whether the Proposed Transaction is fair and reasonable to the non-associated shareholders, we have considered and concluded upon the results of (i) and (ii) above.

7. PT - Key Information

7.1 Background

PT holds all 25 B class shares issued by ERD and it is a party to a shareholders' agreement between Eiffel, ERD and PT. Eiffel holds the remainder of ERD's issued shares. These shares are all A class shares.

The shareholders' agreement provides for Eiffel to licence the following intellectual property to ERD:

- the application of dense gas supercritical fluid technology to the extraction and purification of specified bioactive compounds;
- the micronisation of proteins and hormones for pharmaceutical applications such as insulin; and
- the micronisation, solubilisation, encapsulation and micro-mixing of pharmaceutical compounds utilising supercritical fluid processes.

Furthermore Eiffel is to provide management expertise to ERD, fund its research and development activities to not less than an agreed minimum level ($1 million per annum for five years) and assist in marketing the resultant technologies.

PT's main obligation arising from the shareholders' agreement is to provide know-how and research and development skills to further develop the intellectual property licensed from Eiffel. This obligation requires PT to make available to ERD the services of Regtop and Foster. In return for providing the services of Regtop and Foster, PT is entitled to a monthly payment of $13,500 (GST exclusive).

ERD's share capital as at 30 June 2002 was:

Shareholder	Class of Shares	Number of shares held
Eiffel	A	2,188,111
PT	B	25
Total		2,188,136

Despite the fact that PT only holds 25 shares out of a total issued capital of 2,188,136 shares, the shareholders' agreement provides that the B class shares are entitled to:

- cast 25% of all votes that may be cast at a shareholders' meeting;
- appoint two directors to the board (the board is limited to five directors in total); and
- receive 25% of all dividends paid by ERD.

The shareholders' agreement also provides that various specified matters of a strategic nature require a unanimous resolution of the board, this means that PT has greater rights than would arise from merely holding 25% of the voting rights.

Whilst PT is not a party to a Technology Agreement between Eiffel and ERD, it benefits from this agreement through its 25% shareholding in ERD. Pursuant to the Technology Agreement Eiffel has:

- appointed ERD as its sole and exclusive licensee or sub-licensee to commercialise the technology;
- granted to ERD an exclusive license or sub-license to its intellectual property with a right to sub-license; and
- agreed not to license or sub-license or authorise any other person to commercialise the technology and intellectual property.

7.2 Share Capital

PT has 3 fully paid ordinary shares on issue. The shareholders of PT and their respective shareholding are:

Name	Number of shares held
Professor Neil Foster	1
Mr. Hubert Regtop	1
Mr. Ian Foster	1

8. Valuation of PT

8.1 Net Assets

The audited financial statements as at 30 June 2002 disclose a deficiency in net assets of $1,019 - (Appendix A).

We have concluded that based on the net asset backing methodology PT has a Nil value.

8.2 Orderly Realisation

The value achievable in an orderly realisation of assets is estimated by determining the net realisable value of the assets or business segments on the basis of an assumed orderly realisation. This method may ignore the ability of the asset base of the business to generate ongoing future earnings at a level sufficient to justify a value in excess of the value of its assets in an orderly realisation. Costs associated with the sale of the assets or business segments are deducted as part of the assessment.

PT's major asset is its investment in ERD. The value of this investment is dependent on PT fulfilling its obligations pursuant to the shareholders' agreement with Eiffel, including the provision of services of Regtop and Foster. We believe that the value of PT's investment in ERD would be severely compromised in an orderly realisation. For this reason we have concluded that the orderly realisation methodology is not an appropriate methodology to value PT.

8.3 Alternate Acquirer

The value that an alternative offeror may be prepared to pay to acquire the shares is a relevant valuation methodology to be considered. In this instance we are not aware of any alternative offer for PT, however we believe that an investor wishing to invest in Eiffel's technology could do so by investing in PT and we have considered the value of PT to a potential alternate acquirer.

PT's only substantial asset is an effective 25% interest in ERD and a right to receive 25% of ERD's dividends. As Eiffel controls the other 75% of ERD, and as Eiffel's major asset is its investment in ERD, conceptually the value of PT is equal to 1/3rd of the value of Eiffel, adjusted for Eiffel's other assets and liabilities.

Set out in Appendix B is Eiffel's audited statement of financial position as at 30 June 2002. This discloses that the net assets attributable to Eiffel shareholders were $1,485,000 as at that date. In relation to the net assets we comment as follows:

- The net assets include a receivable of approximately $3,124,000 from the settlement of the sale of Pharmaction Manufacturing Pty Ltd.
- Also included in net assets is a convertible note with a face value of $2,750,000. This note is convertible into 25 million fully paid ordinary shares, an effective price of $0.11 per share. This is well below the current price of Eiffel shares and we have concluded that the market for Eiffel shares has for some time factored in that the convertible note will be converted and the interests of the existing shareholders will be diluted. (Eiffel announced on 23 October 2002 that it has been notified by the holder of the convertible note of an immediate intention to convert the note into ordinary shares.)
- The Company's statement of financial position ascribes no value to the intellectual property and all research and development costs have been expensed.

DMR

Presented in Appendix C is a share price history of Eiffel shares for the period 1 October 2001 to 24 October 2002. This shows that 66,856,084 shares were traded during this period, representing 64% of the shares currently on issue. We therefore consider that Eiffel shares are relatively liquid. The share price during this period varied from a low of $0.085 to a high of $0.240. Since 1 July 2002 the shares have traded in a range of $0.130 to $0.225 and the average share price during this period was $0.174 on a volume of 17,213,592 shares. We have concluded that the value of one Eiffel share is $0.174.

Eiffel has currently on issue 130,152,993 shares (including 25 million shares issued on conversion of the convertible note on 23 October 2002). As we believe that the market has expected the conversion of the convertible note for some time and this expectation is reflected in the share price, the price per share ($0.174) relates to the 130,152,993 shares that are now on issue. On this basis the capitalised value of Eiffel is approximately $22,600,000.

The above value reflects the value of Eiffel's technology, its other net assets and the value of the listed entity. Using the above information we can derive an approximate market value of the technology as follows:

	$'000
Capitalised value of Eiffel	22,600
Less:	
Net assets as at 30 June 2002	(1,485)
Increase in net assets following conversion of convertible note	(2,750)
Value of listed shell	(350)
Value of technology	18,015

It should be noted that the above analysis does not ascribe any value to Eiffel's carry forward tax losses, we believe that the value of these losses is not significant.

As Eiffel has licensed its technology to ERD, the value of the technology effectively represents the value of Eiffel's 75% interest in ERD and on this basis PT's 25% investment would be value at approximately $6.0 million (($18,015,000 / 0.75) x 25%).

Three further significant factors impact on the value of PT's investment in ERD, namely:

- pursuant to the shareholders' agreement Eiffel must fund the research and development activities of ERD (minimum non-refundable funding commitment is $1 million per annum for five years). As PT is not required to provide any funding, this enhances the value of its investment in ERD. (Eiffel is currently proposing to issue up to a further 30 million shares, which are to be issued at not less than 80% of the average market price over the last five days prior to their issue. This issue will further dilute the interest of the existing shareholders.)
- PT is a small unlisted proprietary company and an investment in PT is illiquid. Traditionally shares in private companies are sold at a discount of 25% to 30% in comparison with listed shares. (It should also be noted that the value of PT's investment is dependent on Eiffel raising the funds required to commercialise the technology.)
- PT must comply with the conditions of the shareholders' agreement, this includes the provision of the services of Regtop and Foster.

Based on the foregoing factors we have concluded that it would be reasonable to apply a discount in the range of 20% to 25% to the value of PT's investment in ERD in comparison to the value of this investment derived from the valuation of Eiffel.

We have concluded that an alternate acquirer may value PT in a range of $4,500,000 to $4,800,000.

8.4 Earnings Based Valuation

This method involves capitalising the earnings of a business at a multiple which reflects the risks of the business and its ability to earn future profits. There are different definitions of earnings to which a multiple can be applied. The traditional method is to use net profit after tax. An alternative method is to use Earnings Before Interest and Tax, or EBIT. One advantage of using EBIT is that it enables a valuation to be determined which is independent of the financing and tax structure of the business. Different owners of the same business may have different funding strategies and these strategies should not alter the fundamental value of the business.

PT produced an operating loss before tax of $1,021 in the year to 30 June 2002.

PT's only income relates to the provision of the services of Regtop and Foster to manage the research and development activities of ERD. PT has not received any dividends from ERD and ERD's forecasts for the period to 30 June 2004 do not anticipate the payment of a dividend.

We have concluded that valuing PT on the basis of its past or future projected earnings is not an appropriate valuation methodology.

8.5 Net Present Value of Future Cash Flows

An analysis of the net present value of the projected cash flows of a business (or discounted cash flow technique) is based on the premise that the value of the business is the net present value of its future cash flows. This methodology requires an assessment of the residual value of the business remaining at the end of the forecast period and cash forecasts for a 10 to 15 year period.

Eiffel has prepared internal cash flow forecasts for the next two financial years. We have reviewed these forecasts with Eiffel's management and we note that the forecasts do not contemplate the payment of a dividend to PT.

We have reviewed a valuation of Eiffel's intellectual property prepared by Acuity in September 2000. This valuation utilised the discounted cash flow technique and was based on long-term cash flow forecasts developed by Acuity. The cash flow forecasts were adjusted for technical and commercial risk by the application of probability factors. Acuity valued the intellectual property in a range of $86 million to $118 million and a mid point of Acuity's valuation of Eiffel's 75% interest was $76 million. On this basis the value of PT's 25% interest would be $26 million, however we note that the revenue projections made by Acuity for the early years of the forecast period have not been achieved. Furthermore Acuity's revenue projections are significantly higher than Eiffel's internal revenue projections for the next two financial years.

In view of the uncertainty that Acuity's projections can be achieved, caused by the non achievement of the revenue projections in the early years of the forecast period, we have concluded that we cannot place reliance on Acuity's valuation model and we have not continued with this valuation methodology.

8.6 Share History

PT is an unlisted company with three equal shareholders. There have been no changes in PT's shareholders since the date of its agreement with Eiffel.

We have concluded that valuing PT on the basis of its share price history is not an appropriate valuation methodology.

8.7 Conclusion

A summary of the valuation methodologies that we have considered is as follows:

	Low $	High $
Net assets	Nil	Nil
Orderly realisation	N/A	N/A
Alternate Acquirer	4,500,000	4,800,000
Earnings - EBIT	N/A	N/A
NPV – cash flows	N/A	N/A
Share history	N/A	N/A

In our opinion, the value obtained from the alternate acquirer valuation methodology is the only valuation methodology that can be applied in valuing PT and consequently we have valued PT in the range of $4,500,000 to $4,800,000.

9. Valuation of the Consideration Offered

The Proposed Transaction that shareholders are asked to approve will see the vendors of PT's shares receive $62,500 on completion, with the balance of $437,500 payable in seven quarterly instalments of $62,500 each. No interest is payable by Eiffel on the outstanding balance.

The absence of interest on the outstanding balance means that the net present value of the consideration payable by Eiffel is less than the nominal value.

Using a discount rate of 8.5%, being the current bank overdraft indicator lending rate, we have calculated the net present value of the consideration to be approximately $468,000.

We have concluded that the net present value of the consideration offered as part of the Proposed Transaction is approximately $468,000.

10. Assessment as to Fairness and Reasonableness

10.1 Assessment as to Fairness

We have valued PT in a range of $4,500,000 to $4,800,000 and the value of the consideration for this acquisition is $468,000. As our valuation of PT is greater than the value of the consideration, we consider that the Proposed Transaction is fair.

10.2 Transaction Proceeding

Advantages

- Eiffel obtains 100% control of the intellectual property that it licensed to ERD, and all of the future income generated by ownership of the intellectual property, at a price that is substantially below the value that the share market places on the intellectual property.
- Dividend distribution policies will not be required and all of ERD's future profits can remain in the company for expansion purposes.
- Eiffel will gain greater flexibility in dealing with its intellectual property, including the option to sub-license or sell some or all of the intellectual property.

- Regtop and Foster have agreed to become employees of Eiffel if the Proposed Transaction is approved. This should enhance Eiffel's ability to influence the research effort.
- Accounting and reporting processes can be streamlined as no special attention will need to be given to the minority interests and the current shareholders' agreement.
- The cost of acquiring the minority interests in the intellectual property may never be lower as they are being bought out prior to the intellectual property reaching the commercialisation phase.
- Eiffel will avoid the risk of future disputation with minority shareholders.
- The longer term strategic planning, tax planning and financial commitments can now be commenced without consideration to the minority shareholders.

Disadvantages

- The Proposed Transaction will result in a reduction in Eiffel's cash resources and the funding of the Proposed Transaction is one of the reasons for the Company's recently announced capital raising, which will dilute the interests of the existing shareholders.

10.3 Transaction Not Proceeding

Advantages

- The disadvantage identified in paragraph 10.2 above will be avoided.

Disadvantages

- The advantages detailed in paragraph 10.2 will not be achieved.
- Eiffel may find it difficult in the future to secure the agreement of the shareholders of PT to a sale of their interest.
- Eiffel and ERD will incur additional operating costs in ensuring that the rights of the minority interests are protected.

10.4 Conclusion

The Proposed Transaction will see Eiffel emerge with 100% control of its intellectual property and the income stream to be generated from ownership of the intellectual property. The consideration payable for an effective 25% interest in the intellectual property is substantially below the value that the share market places on that intellectual property.

In our opinion, the advantages of proceeding with the proposal, together with the disadvantages of not proceeding with the proposal exceed the disadvantages of proceeding with the proposal and the advantages of not proceeding with the proposal.

We have concluded that **the Proposed Transaction is fair and reasonable** to the non-associated shareholders.

11. Declarations, Qualifications, Independence and Consents

11.1 Declarations

This report has been prepared at the request of the Directors of Eiffel pursuant to Section 10 of the ASX Listing Rules to accompany the notice of meeting of shareholders to approve the Proposed Transaction. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not the Proposed Transaction is fair and reasonable.

11.2 Qualifications

DMR Corporate is the holder of an Australian Financial Services Licence pursuant to Section 913B of the Corporations Act 2001.

Mr Derek M Ryan and Mr Paul Lom, directors of DMR Corporate prepared this report.

Mr Ryan has had over 30 years experience in the accounting profession and he is a Fellow of the Institute of Chartered Accountants in Australia. He has been responsible for the preparation of many expert reports and is involved in the provision of advice in respect of valuations, takeovers and capital reconstructions and reporting on all aspects thereof.

Mr Lom is a Chartered Accountant and a Registered Company Auditor with more than 25 years professional experience. He was a partner of KPMG and Touche Ross between 1989 and 1996, specialising in audit and he has extensive experience in business acquisitions, business valuations and privatisations in Australia and Europe.

11.3 Independence

At the date of this report, none of DMR Corporate, Paul Lom nor Derek M Ryan has any interest in the outcome of the Proposed Transaction, or any relationship with Eiffel.

Advance drafts of certain factual sections of this report were provided to and discussed with the directors of Eiffel and their advisers. Certain changes were made to factual statements in this report as a result of the reviews of the draft reports. There were no alterations to the methodology, valuations or conclusions that have been formed by DMR Corporate.

DMR Corporate is entitled to receive a fee of approximately $15,000 for the preparation of this report based on time expended at usual professional rates. With the exception of the above, DMR Corporate will not receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

11.4 Consent

DMR Corporate consents to the inclusion of this report in the form and context in which it is included in the Explanatory Memorandum.

Yours faithfully

DMR Corporate Pty Ltd



Paul Lom
Director

Appendix A

Pharmaceutical Technologies Pty Ltd

Statement of Financial Position

	Audited 30/6/2002 $
CURRENT ASSETS	
Cash	898
TOTAL CURRENT ASSETS	898
NON CURRENT ASSETS	
Investments – at cost	25
TOTAL NON CURRENT ASSETS	25
TOTAL ASSETS	923
CURRENT LIABILITIES	
Payables	-
TOTAL CURRENT LIABILITIES	-
NON CURRENT LIABILITIES	
Director's loan – Neil Foster	971
Director's loan – Hubertus Regtop	971
TOTAL NON CURRENT LIABILITIES	1,942
TOTAL LIABILITIES	1,942
NET ASSETS	(1,019)

DMR

Appendix B

Eiffel Technologies Limited

Statement of Financial Position

	Audited 30/6/2002 $'000
CURRENT ASSETS	
Cash	879
Receivables	2,116
Inventories	32
Other	29
TOTAL CURRENT ASSETS	3,056
NON CURRENT ASSETS	
Receivables	1,124
Property, Plant & Equipment	344
Other	20
TOTAL NON CURRENT ASSETS	1,488
TOTAL ASSETS	4,544
CURRENT LIABILITIES	
Payables	691
Interest Bearing Liabilities	2,837
Provisions	25
TOTAL CURRENT LIABILITIES	3,553
NON CURRENT LIABILITIES	
Interest Bearing Liabilities	-
TOTAL NON CURRENT LIABILITIES	-
TOTAL LIABILITIES	3,553
NET ASSETS	991
Outside Equity Interest	494
NET ASSETS ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY	1,485

Appendix C

Eiffel Technologies Limited

Share Price and Volume History

A summary of Eiffel's share price and volume history from 1 October 2001 through to 24 October 2002

Month	Share Price High $	Share Price Low $	Share Price Average $	Volume	Value $
2001					
October	0.110	0.085	0.094	844,118	79,640
November	0.200	0.105	0.166	9,385,990	1,562,369
December	0.220	0.170	0.193	8,570,768	1,652,036
2002					
January	0.240	0.175	0.202	13,358,586	2,692,714
February	0.210	0.175	0.191	5,142,467	983,777
March	0.195	0.160	0.177	3,485,154	615,499
April	0.170	0.140	0.158	3,453,160	544,329
May	0.165	0.130	0.149	2,814,195	419,839
June	0.150	0.120	0.134	2,588,054	347,659
July	0.170	0.130	0.155	5,737,961	886,870
August	0.225	0.145	0.188	8,941,562	1,683,437
September	0.190	0.155	0.172	1,885,124	324,183
1-24 October	0.180	0.150	0.151	648,945	98,007
				66,856,084	11,890,359


$
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0.00
No.
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4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2-Oct-01
24-Oct-01
8-Nov-01
22-Nov-01
7-Dec-01
21-Dec-01
9-Jan-02
23-Jan-02
7-Feb-02
21-Feb-02
7-Mar-02
21-Mar-02
8-Apr-02
22-Apr-02
8-May-02
22-May-02
5-Jun-02
20-Jun-02
4-Jul-02
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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/10/2002

TIME: 17:48:58

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of General Meeting

101 Collins Street,
Melbourne VIC 3000 Australia
DX 240 Melbourne

Telephone 61 3 9288 1234 (switch)
61 3 9288 1341 (fax operator)
Facsimile 61 3 9288 1567

From	James Pfeiffer Phone (03) 9288 1446	Pin no Checked by	41025 JMP
To	The Manager Company Announcements Office Australian Stock Exchange **Fax (02) 9227 0339**		
Pages	11		

23 October 2002

Our ref JMP
Matter no 80371733
Doc no Melbourne\004162640

Dear Sir

Eiffel Technologies Ltd

We enclose a copy of the following documents relating to a general meeting of the company to be held on 21 November next which were dispatched to shareholders today:

1 Chairman's Letter.

2 Notice of Meeting.

3 Proxy Form.

4 Explanatory Memorandum.

Yours faithfully
Freehills
per:



J M Pfeiffer
Partner



EIFFEL TECHNOLOGIES

CHAIRMAN'S LETTER

17 October 2002

Dear Shareholder

On behalf of the Board of Directors I am writing to extend an invitation to you to attend a General Meeting of the Company, to be held on Thursday, 21 November 2002, on Level 42, 101 Collins Street, Melbourne commencing at 10:00am.

The purpose of the General Meeting is to obtain shareholders approval to:

1. raise between $3.5 million to $4.5 million via a placement of ordinary shares to be arranged by stockbrokers Burdett Buckeridge Young Limited (BBY)
2. increase to five years the period for exercising 25 million options which will be granted to Jagen Pty Ltd (Jagen) if it converts the Convertible Note issued to it by the Company, and to issue 3 million additional options to Jagen as part of an agreement negotiated between the Company and Jagen to accommodate their decision to convert the Convertible Note to 25 million ordinary shares in the Company five months prior to the Conversion Date.

Under Australian Stock Exchange Listing Rules the proposed offer and variations to existing securities require Shareholders' approval.

The purpose of the Explanatory Memorandum included with the Notice of Meeting is to provide Eiffel shareholders with sufficient information to make an informed decision when voting on these decisions.

The proceeds from the placement are required to fund the Company's expanded in-house research programme as well as its share of costs under the various existing feasibility studies with international pharmaceutical companies and to purchase selected equipment for use in the Company's new chemical re-engineering facility at the University of New South Wales. The Directors decided to proceed with a placement as insurance against any delays in receiving the proceeds from the sale of Pharmaction Manufacturing Pty Ltd to Cottee International Pty Ltd, for reasons outside the control of Eiffel Directors.

The placement of up to the maximum 30 million shares combined with the Jagen issue of 25 million ordinary shares following their exercise under the existing Convertible Note will increase Eiffel's issued capital from 105, 152, 993 to 160,152, 993 ordinary shares and from 159,652, 993 to 192, 652, 993 on a fully diluted basis.

As outlined in the Eiffel Technologies Investor Update sent to you recently, the Company has made considerable progress over the last nine months in its various commercialisation activities using the Super Critical Fluid (SCF) technology platforms.

As part of the Company's accelerated commercialisation objectives, we announced to the ASX on 29 July 2002, (which coincidentally was the same day as the official opening of the $3 million jointly funded Eiffel Technologies Limited and the University of New South Wales (UNSW) Pharmaceutical Re-Engineering Research Facility situated at the UNSW), the following significant announcements:

- Eiffel had reached commercial agreement to gain 100% ownership of Eiffel Research and Development Pty Ltd (ERD), the jointly owned company originally established to undertake the commercial development of Eiffel's SCF technology platforms under licence from Eiffel.
- Professor Neil Foster and Mr Hub Regtop will become full time Eiffel executives.
- Eiffel will fund an increased annual research staff budget for the new UNSW Eiffel Pharmaceutical Re-engineering Research Facility.
- Eiffel will accelerate commercialisation of the SCF technology by licensing the SCF intellectual property either through joint ventures or profit sharing agreements with revenue streams being generated from a combination of upfront and progressive milestone payments as well as royalties from sales.

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000



EIFFEL TECHNOLOGIES

CHAIRMAN'S LETTER

In addition, to support this accelerated commercialisation strategy, it is Eiffel's objective to construct a clinical trial facility within the next 12 months.

The transactions relating to the Company acquiring 100% ownership and control of ERD and gaining the full time services of Professor Neil Foster and Mr Hub Regtop will be submitted for approval of Shareholders at the Annual General Meeting.

Jagen Pty Ltd

Interests related to Jagen Pty Ltd (Jagen) which has a $2.75 million 3 year secured Convertible Note investment in Eiffel maturing on 1 March 2003 currently hold 15,575,232 Eiffel ordinary shares (14.8% of issued capital on an undiluted basis). Jagen is entitled under the Convertible Note terms to convert to 25 million ordinary shares in Eiffel at any time and on conversion, Jagen will be granted an additional 25 million 3 year options in Eiffel ordinary shares exercisable at 25 cents per share. Based on the Jagen Convertible Note and attaching options, (and if no other shares were issued by Eiffel), Jagen would be entitled to 41% of Eiffel's issued capital on a fully diluted basis.

By way of background Eiffel shareholders approved Jagen's Convertible Note investment on 7 February 2000, at a time when capital was needed to stabilise the Company.

Jagen's investment enabled the Company to stabilise its financial base and to progressively raise additional capital from share placements which facilitated the Company's exit from the loss making pharmaceutical manufacturing operation at Laverton. Eiffel is now able to concentrate fully on exploiting the chemical re-engineering opportunities using the SCF technology.

Following recent discussions between the Company and Jagen, Jagen indicated its intent to exercise its right to convert to 25 million shares the Convertible Note some five months earlier than the existing maturity date of 1 March 2003. Jagen, as part of this intent, requested certain variations to the attaching option arrangements.

The Eiffel Directors subsequently reached agreement with Jagen that on the basis Jagen would immediately exercise its right to convert its Convertible Note in full to 25 million ordinary Eiffel shares, Eiffel would, subject to shareholder approval agree to the following variations:

1. increase the date for exercising the 25 million options to be issued on the conversion of the Convertible Note from 3 years to 5 years effective from the date Jagen converted the Note to 25 million Eiffel ordinary shares; and
2. issue Jagen an additional 3 million options over Eiffel ordinary shares with a term of 5 years exercisable at a price of 25 cents per ordinary share

As a result of Jagen immediately converting the Convertible Note to ordinary shares Eiffel's shareholder funds would be increased by $2.75 million and its interest bearing debt reduced by $2.75 million. In addition, Eiffel would benefit from not having to pay interest under the Convertible Note of approximately $136,000 per annum.

The Eiffel Directors believe the benefits resulting from the placement and Jagen converting to 25 million ordinary shares including the proposed options variations, will improve the Company's financial base and reduce its risk profile. Accordingly, the Directors recommend that the shareholders vote in favour of the resolutions included in the enclosed Notice of Meeting.

Your shareholder vote is very important and therefore you should either attend the meeting on 21 November 2002 in person or sign and return the enclosed Proxy Form in the enclosed envelope before 19 November 2002.

On behalf of the Eiffel Directors I look forward to your support at the General Meeting of shareholders to be held on 21 November 2002 and encourage you to vote in favour of all three resolutions.

Yours sincerely

Thomas J Hartigan

Chairman



EIFFEL TECHNOLOGIES

NOTICE OF MEETING

Notice is hereby given that a Meeting of members of Eiffel Technologies Limited will be held at Level 42, 101 Collins Street, Melbourne, on Thursday, 21 November 2002 at 10.00 am

Business of the Meeting

1. Issue of Shares in excess of the number prescribed by ASX Listing Rule 7.1.

   To consider and if thought fit, to pass the following resolution as an ordinary resolution:

   "That, pursuant to Australian Stock Exchange Listing Rule 7.1, the Directors are authorised to issue by not later than three months after the date of this meeting up to 30 million fully paid ordinary shares in the capital of the Company at a minimum issue price equal to 80% of the average market price of the Company's fully paid ordinary shares over the last 5 days on which sales in those shares were recorded before the day on which the issue is made."

   Voting Restriction

   The Company will disregard any votes on this resolution by any person who may participate in the issue or who might obtain a benefit (except a benefit solely in the capacity of a shareholder) if the resolution is passed, or an associate of such a person. However, the Company need not disregard a vote if:

   (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. Issue of Options to Jagen Pty Ltd

   To consider and if thought fit to pass the following resolution as an ordinary resolution:

   "That pursuant to Australian Stock Exchange Listing Rule 10.11 the Directors are authorised to issue to Jagen Pty Ltd an option to subscribe for up to three million ordinary shares in the Capital of the Company."

   Voting Restriction

   The Company will disregard any votes cast on this resolution by Jagen Pty Ltd, its directors or their associates. However, the Company need not disregard a vote if:

   (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9620 8033 Fax (03) 9620 8077



3. Increase the period of exercise of option by Jagen Pty Ltd on conversion of the Convertible Note held by Jagen Pty Ltd.

To consider and if thought fit to pass the following resolution as an ordinary resolution:

"That the period for exercising 25,000,000 options for which Jagen Pty Ltd shall subscribe upon the conversion of the Convertible Note held by it shall be extended from three years from the date of grant of those options to five years from the date of grant of those options."

Voting Restriction

The Company will disregard any votes cast on this resolution by Jagen Pty Ltd, its directors or their associates. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form: or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

John Jennings

Company Secretary

17 October 2002



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned within 48 hours of the time of the meeting)
Registered office: Level 14, 50 Market Street, Victoria, Australia.

I/We ____

of ____

being a member / members of Eiffel Technologies Limited hereby appoint

____

of ____

or in his / her absence ____

of ____

Or in his/her absence, or if no person is named, the Chairman of the Meeting as my/our general proxy to vote on my/our behalf at the Meeting of the company to be held at 10.00 am on Thursday, 21 November 2002 or at any adjournment of that meeting.

Signed this ______________ day ________ of 2002

Signature Of Shareholder/s		Companies Only	
______________________	/ /	______________________	/ /
Signature	Date	Director 1 / Sole Director & Sole Secretary	Date
______________________	/ /	______________________	/ /
Signature	Date	Director 2 / Secretary	Date

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If a member does not nominate a person or persons to act as his/her/its proxy, the Chairman of the Meeting will act as proxy for that member and if the member has not given directions as to how to vote, the Chairman will vote in favour of each of the resolutions.

Should the member wish to direct the proxy how to vote, the following should be completed by placing an "X" in the appropriate box. If you have appointed two proxies please indicate below what proportion of your voting rights each is to represent.

Portion of shareholding represented by this proxy: ____ %*

*Only to be completed where two proxies are appointed.

Proxy forms (and a copy of any authority) must be received by the Company at its registered office, Victoria, not less than 48 hours before the time of the meeting or adjourned meeting (as the case may be). Alternatively, they may be lodged by facsimile on (03) 9629 8077 if received by the same time.

continued overleaf...

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market St, Melbourne 3000



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned within 48 hours of the time of the meeting)
Registered office: Level 14, 50 Market Street, Victoria, Australia.

VOTING RIGHTS

- On a poll ordinary shareholders have one vote for every fully paid ordinary share held.
- In accordance with the Company's Constitution and the Corporations Law, the Board has determined, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members at 10.00 am on Thursday, 21 November 2002.

VOTING DIRECTIONS TO YOUR PROXY PLEASE MARK ☒ TO INDICATE YOUR DIRECTIONS

ITEM 1	To issue shares	For ☐	Against ☐	Abstain ☐
ITEM 2	To issue options to Jagen	For ☐	Against ☐	Abstain ☐
ITEM 3	To increase period of exercise of options granted to Jagen on conversion of Convertible Note	For ☐	Against ☐	Abstain ☐

If you mark the Abstain box you are directing your proxy not to vote on your behalf on a show of hands or on a poll



EIFFEL TECHNOLOGIES

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

THESE EXPLANATORY NOTES FORM PART OF THE NOTICE OF MEETING

RESOLUTION 1

APPROVAL OF PROPOSED ISSUE OF UP TO 30,000,000 EIFFEL ORDINARY SHARES

Shareholders are being asked to approve the issue of up to 30 million ordinary shares in Eiffel Technologies Ltd ("Eiffel").

ASX Listing Rule 7.1 provides that a company, over any given twelve month period, must not issue equity Securities which would exceed 15% of its existing ordinary securities without the approval of shareholders. The current issued capital of Eiffel is as follows:

105,152,993 ordinary shares; and

options to subscribe for up to 4,500,000 new ordinary shares.

The aggregate of the proposed issue of up to 30,000,000 new equity securities, amounts to a maximum increase of approximately 27.4% in Eiffel's ordinary equity. Accordingly, approval is required from shareholders pursuant to Listing Rule 7.1.

The ordinary shares will rank pari passu with existing fully paid ordinary shares and will be issued and allotted pursuant to a proposed placement by no later than three months after the date of this meeting. It is anticipated, however the issue and allotment will take place within 21 days of the meeting date.

The ordinary shares will be issued at an issue price, which will be at least 80% of the average market price of the Eiffel ordinary shares calculated over the last 5 days on which sales of the shares are recorded prior to the day of issue.

The placement is being arranged by stockbrokers Burdett Buckeridge Young Limited (BBY) where the ordinary shares will be allotted to institutional, professional and sophisticated investors.

Such allotments to institutional, professional and sophisticated investors, and allotments to brokers holding a dealer's licence acting as principal do not require the issue of a prospectus or other disclosure document.

Funds raised through the placement will be applied by the Company for working capital purposes.

RESOLUTION 2

TO APPROVE THE ISSUE OF 3 MILLION 5 YEAR UNLISTED OPTIONS TO JAGEN PTY LTD (JAGEN)

The financial and commercial relationship between Jagen and Eiffel is outlined later in these notes which set out the financial and commercial benefits that Jagen's Convertible Note investment has achieved for Eiffel since March 2000, the date when Jagen advanced the $2.75 million to Eiffel under the Convertible Note agreement.

Pursuant to Listing Rule 10.11, shareholder approval is required for the issue of extra options to Jagen.

If shareholder approval is given, the option to subscribe for up to three million ordinary shares in the capital of the Company will be issued immediately but in any event not later than one month after the date of this meeting.

The terms of the proposed issue of options to Jagen are summarised as follows:

1. Unlisted 5 year options over 3,000,000 Eiffel ordinary shares exercisable at 25 cents per share with the 5 year term commencing from the date of issue (which will be shortly after the date of the General Meeting)
2. Options assignable and exercisable in minimum amounts of 500,000 shares.
3. Shares to rank equally with existing Eiffel ordinary shares.
4. Options to participate in any Eiffel capital adjustments but not bonus or rights issues.

A signed and identifiable copy of the option certificate including the proposed terms and conditions, will be tabled at the General Meeting for shareholders' perusal.

If approval is given under Listing Rule 10.11 approval is not required under Listing Rule 7.1.

RESOLUTION 3

TO APPROVE EXTENDING THE TERM OF JAGEN'S EXISTING 25,000,000 OPTIONS FROM 3 TO 5 YEARS

In March 2000 the Company issued to Jagen a Convertible Note for $2,750,000 which Jagen is entitled to convert at any time within three years from the date of issue. On conversion, Jagen will be entitled to 25,000,000 ordinary shares in the Company and 25.000,000 options.

Shareholders are being asked to approve the Company amending the existing terms and conditions attaching to those Options by extending the period within which those Options may be exercised from three years to five years from the date of issue.

Jagen's entitlement to 25 million share options was approved by Eiffel shareholders on 7 February 2000 as part of the approval given by shareholders to the issue to Jagen of a Convertible Note at the issue price of $2.75 million.

The terms of the Jagen options as approved by shareholders, are summarised as follows:

1. Unlisted 3 year options over 25,000,000 Eiffel ordinary shares exercisable at 25 cents per share (issue date to commence from the date when Jagen converts to ordinary shares under the Convertible Note).
2. Options assignable and exercisable in minimum amounts of 5,000,000
3. Shares to rank equally with existing Eiffel ordinary shares.
4. Options to participate in any Eiffel capital adjustments but not bonus or rights issues.

A signed and identifiable copy of the original option certificate will be tabled at the General Meeting for shareholders' perusal.

Under ASX Listing Rule 6.23 a change which has the effect of increasing the period for exercising the option cannot be made. However, the Australian Stock Exchange has granted a waiver to that listing rule subject to the approval of shareholders in a general meeting of the Company, and to the immediate conversion by Jagen of its Convertible Note into 25,000,000 shares.

All other existing terms relating to the Jagen options will remain the same.

BACKGROUND TO THE RESOLUTIONS

EXCLUDED OFFER PLACEMENT UP TO 30,000,000 EIFFEL ORDINARY SHARES

It is proposed, subject to Eiffel shareholder approval, to offer up to 30 million Eiffel ordinary shares to selected institutional investors as well as professional and sophisticated investors. It is further proposed that Burdett Buckeridge Young Ltd ("BBY") will arrange this offer.

The actual number of shares to be issued to raise the target amount of between $3.5 to $4.5 million will be determined by market conditions prevailing over the coming months.

As highlighted in the Chairman's letter, the funds raised in this placement will be progressively allocated accordingly to the following key expenditure items:

1. Funding Eiffel's expanded in-house and research programme using SCF technology applications.
2. Funding Eiffel's share of costs under the various feasibility studies it has with international pharmaceutical companies.
3. Fund the ongoing monthly management and administration costs.
4. Purchasing selected equipment to fully equip the new UNSW research facility and to progressively establish a semi commercial facility outside the UNSW.

The Eiffel directors in deciding to appoint BBY to manage and arrange this offer, took into account the following considerations:

1. The high profile BBY has within the Healthcare and Biotech Industry and investment community.
2. The need to capitalise on the increased local and overseas awareness of and interest in Eiffel's SCF technology.



3. The need to introduce long-term investors who are aware of potential risk and rewards of biochemical and chemical re-engineering developments.

4. The need to provide an alternative access to funds in the short term as insurance against any delay in receiving the initial tranche of approximately $2.0 million proceeds from the Cottee transaction expected in December 2002.

These factors combined with the Company's decision to accelerate the commercialisation strategy, influenced the Directors decision to proceed with this offer at this time. Subject to compliance with the provisions of the Corporations Act, such an offer can be made without issuing a prospectus or other disclosure document.

BACKGROUND ON JAGEN PTY LTD (JAGEN)

RELATIONSHIP WITH EIFFEL TECHNOLOGIES LIMITED (EIFFEL)

Jagen is a Company associated with the Liberman family and was introduced to the Company by Pelorus Australia Pty Ltd (Pelorus) which was appointed by the Company in September 1999 to assist with the Company's reconstruction and to raise funds to reduce debt and provide ongoing working capital.

At that stage, Eiffel (previously PharmAction Holdings Ltd) had been struggling to make a return on its contract manufacturing operation since it was acquired from Hoechst Marion Roussel in 1996.

In late 1999, Eiffel issued to Jagen a Convertible Note at an issue price of $2,750,000, convertible after three years. This issue was approved by shareholders at a general meeting held on 7 February 2000.

The terms of the Convertible Note entitled Jagen to 25 million ordinary shares plus 25 million options exercisable at 25 cents per share within three years of the date of issue together with the right to nominate two people to the Eiffel Board.

Jagen nominated Mr Bill Bytheway and Mr Sam Quigley both Directors of Pelorus who joined the Eiffel Board in February 2000.

The Convertible Note was initially secured by a first mortgage over the Laverton freehold property owned by Pharmaction Manufacturing Pty Ltd and the Note attracted a variable interest rate of 0.45% per annum above the 26 week Treasury Note rate.

Interest was payable quarterly in arrears and the annual interest on the Convertible Note for the financial year 2001/02 was approximately $136,000.

In October 2001 Eiffel agreed to sell its subsidiary PharmAction Manufacturing Pty Ltd, to Cottee International Pty Ltd. Jagen consented to release its first mortgage security over the Laverton freehold property to facilitate that transaction provided that Eiffel and its subsidiary Eiffel Research & Development Pty Ltd provided Jagen with new security in the form of fixed and floating charges over present and future property, including intellectual property and unpaid capital.

When Jagen subscribed for the Convertible Note on 1 March 2000, interests associated with Jagen owned approximately 0.4% of the issued capital of Eiffel (undiluted).

Currently Jagen holds 14.8% of the issued capital (undiluted) having acquired additional shares through market purchases and having participated in Eiffel share placements since March 2000.

The only funds raised by Eiffel over the past 2 ½ years (apart from the Jagen note) have been through placements to sophisticated, professional investors and stockbrokers which did not require the issue of a disclosure document and which raised $4.9 million.

Jagen's investment under the Convertible Note has provided much needed stability to Eiffel. Jagen's investment enhanced the Company's ability to raise further equity during a time it was withdrawing from its manufacturing operations and focussing on being a dedicated biomedical, chemical re-engineering research and development operation using the Super-critical Fluid technology platforms.

The Board has agreed that Jagen should continue to have two representatives on the Eiffel Board following conversion of the Convertible Note.



EIFFEL TECHNOLOGIES

EXPLANATORY MEMORANDUM FOR SHAREHOLDERS

Regrettably the two Directors nominated by Jagen, Mr Bill Bytheway and Mr Sam Quigley recently passed away and the Board in conjunction with Jagen is currently seeking suitable replacements to represent Jagen's interests as well as to expand the Eiffel Board.

As a result of the decision by Jagen to convert the Convertible Note to ordinary shares, shareholders' funds will be increased by $2.75 million with a corresponding reduction of $2.75 million in secured debt with a resultant annual interest saving of approximately $136,000. On conversion Jagen will also release its security over the Eiffel assets resulting in all Eiffel's assets and undertakings being totally unencumbered.

In addition, this will reduce any market uncertainty regarding Jagen's future financial commitment to Eiffel.

Conversely, if Jagen elected not to convert to ordinary shares and required the Convertible Note to be repaid, Eiffel's only access to funding would be to find a strategic shareholder to replace Jagen.

In recognition of the strategic and financial importance of the Jagen involvement with Eiffel, the Directors believe the request by Jagen to vary the option from 3 to 5 years as well as issue an additional 3 million options to Jagen is a beneficial outcome for the Company. Accordingly, the Eiffel Directors recommend shareholders approve these variations.

Jagen's undiluted shareholding will increase from 14.8% to 25.34% following the conversion to 25 million ordinary shares and assuming placement of the 30 million shares (maximum) is successful.

Furthermore, if the shareholders approve the extra 3 million Jagen options, and taking into account the 25 million options granted on conversion of the Convertible Note, Jagen's entitlement to Eiffel ordinary issued capital on a fully diluted basis will be 35.60% compared to its current fully diluted entitlement of 41.0%.

At the time shareholders approved the Jagen Convertible Note investment, Jagen would have been entitled to 30.5% of the then Eiffel fully diluted issued capital, (assuming at that stage all existing options were converted including those by Jagen and assuming that Eiffel made no further share issues).

To provide shareholders with a clearer understanding of the impact on Eiffel's capital structure following the proposed placement, Jagen converting to 25 million ordinary shares and exercising all its options, (both existing and new), the following table summarises Eiffel's capital structure before and after these changes.

CHANGES TO EIFFEL OWNERSHIP AND CAPITAL STRUCTURE

Capital	Existing at 1/10/02 Fully Diluted	Placement Maximum No. of Shares after Jagen Conversion	Adjusted Balance after Capital Raising/Jagen Conversion	% Issued Capital (undiluted)	Fully Diluted (all options exercised)	% of Diluted Capital
Ordinaries						
Jagen Interests	15,575,232	(1)25,000,000	40,575,232	25.34	68,575,232	35.60
Balance Top 50	19,712,618	30,000,000	49,712,618	31.04	54,212,618	28.14
Other	69,865,143	-	69,865,143	43.62	69,865,143	36.26
Total Issued Ords	105,152,993	55,000,000	160,152,993	100.00	192,652,993	100.00
Options						
Executive Options	2,000,000		2,000,000			
Other	2,500,000		2,500,000			
Jagen (attaching to convertible note)	25,000,000 (2)		25,000,000			
Proposed - Jagen		(3) 3,000,000	3,000,000			
Total Options	29,500,000	3,000,000	32,500,000			
Convertible Note (CN)						
Jagen	25,000,000	(25,000,000)				
Total Diluted Capital	159,652,993	33,000,000	192,652,993			

Notes
(1) Reflects Jagen's decision to convert to 25,000,000 ordinary shares under the convertible note.
(2) Assumes Jagen elects not to exercise any options at the date of converting to ordinary shares
(3) Includes proposed 3,000,000 5 year options exercisable at 25 cents subject to shareholder approval.



EIFFEL TECHNOLOGIES

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of members of Eiffel Technologies Limited will be held at the Australian Stock Exchange Theatrette, Level 1, 530 Collins Street, Melbourne 3000 at 10.00 am on Friday 30 November 2001.

Business of the Meeting

1 Report

To receive and consider the Financial Statements and the Reports of the Directors and Auditor for the year ended 30 June 2001.

2 Re-election of Roderick P Tomlinson as a director of the company

To consider and if thought fit, to pass the following resolution as an ordinary resolution:
"That Mr Roderick P Tomlinson who retires by rotation in accordance with the Company's Constitution be re-elected as a director of the Company"

3 Re-election of William T Bytheway as a director of the company

To consider and if thought fit to pass the following resolution as an ordinary resolution:
"That Mr William T Bytheway who retires by rotation in accordance with the Company's Constitution be re-elected as a director of the Company"

4 Ratification of allotment of securites

To consider and if thought fit to pass the following resolution as an ordinary resolution.
"That pursuant to Stock Exchange Listing Rule 7.4 approval is given to the allotment by the Company of the following securities:

Allottees	Number of Shares	Allotment Price per Share	Date of Allotment
Jagen Pty Ltd	1,481,482	$0.135	30.3.01
Taycol Nominees Pty Ltd	2,222,223	$0.135	30.3.01
Raymond John Shorrocks	148,000	$0.135	30.3.01
Diligent Investments Pty Ltd	148,000	$0.135	30.3.01
Serlett Pty Ltd	445,482	$0.135	30.3.01
Serlett Pty Ltd (Diligent Super Fund A/C)	740,000	$0.135	30.3.01
Total	5,185,187		

Eiffel Technologies Limited
ACN 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9620 8022 Fax (03) 9620 8077



EXPLANATORY NOTES TO SHAREHOLDERS - VOTING INFORMATION

The Company will disregard any votes cast on this resolution by any person named in the resolution as having been allotted shares or any associate of any person so named. However, the Company need not disregard a vote if:
(a) It is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form; or
(b) It is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

- Any member entitled to attend and vote may appoint no more than two proxies (who need not be members of the Company) to attend and vote on the member's behalf.
- Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion or number of the member's voting rights. If the appointment does not specify the proportion or number's votes each proxy may exercise half of the votes.
- Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.
- A proxy form must be signed by the member or the member's attorney or, in the case of a corporation, in accordance with the Corporations Law or signed by an authorised officer or agent or attorney.
- If the proxy form is signed by a person who is not the registered holder, then the relevant authority or a certified copy of the authority must have either been exhibited previously to the Company or be enclosed with the proxy form. If the proxy form is sent by facsimile, the authority must be certified.
- Proxy forms (and a copy of any authority) must be received by the Company at its registered office, Level 14, 50 Market Street, Melbourne Victoria 3000, not less than 48 hours before the time of the meeting or adjourned meeting (as the case may be). Alternatively, they may be lodged by facsimile on (03) 9629 8077 if received by the same time.

Voting Rights

- On a poll ordinary shareholder have one vote for every fully paid ordinary share held.
- In accordance with the Company's Constitution and the Corporations Law, the Board has determined, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members at 10.00 am on Wednesday, 28 November 2001.

NOTICE OF ANNUAL GENERAL MEETING

Ratification (items 4 continued)

Allottees	Number of Shares	Allotment Price per Share	Date of Allotment
Jagen Pty Ltd	6,000,000	$0.08	29.6.01
Taycol Nominees Pty Ltd	3,000,000	$0.08	29.6.01
Kinetic Investment Co Pty Ltd	500,000	$0.08	29.6.01
Raymond John Shorrocks	250,000	$0.08	29.6.01
Regans Express Pty Ltd	1,000,000	$0.08	29.6.01
Serlett Pty Ltd (Diligent Super Fund A/C)	1,150,000	$0.08	29.6.01
Total	11,900,000		
Total	17,085,187		

Proceeds from these allotments were used by the Company for working capital purposes."

By order of the Board



John William Jennings, Company Secretary
30 October 2001

EXPLANATORY NOTES TO SHAREHOLDERS - VOTING INFORMATION

Agenda item 4 - Ratification of Issue of Securites
Shareholders are being asked to approve the issue by the Company of a total of 17,085,187 shares as outlined in the Notice of Meeting.

The funds raised through these placements are being used for working capital purposes.

Eiffel Technologies now seeks shareholder ratification of the issuance of those shares. If shareholder ratification is obtained, such issued shares would not count against the 15% limitation for issuance of additional shares by the Company without shareholder approval as set forth under ASX Listing Rule 7.1. This rule provides that a company, over any given 12 month period, must not issue equity securities which would exceed 15% of its existing ordinary securities without the approval of its ordinary shareholders. Excluding the 17,085,187 shares issued from the 15% limitation would provide Eiffel Technologies with additional flexibility in obtaining future capital through the issue of shares or with respect to using such shares to form alliances with strategic partners.



EIFFEL TECHNOLOGIES

PROXY FORM

(To be returned within 48 hours of the timing of the meeting)
Registered office: Level 14, 50 Market Street, Melbourne 3000, Victoria, Australia

I/We ______________________________

of ______________________________

being a member / members of Eiffel Technologies Limited hereby appoint

____

of ______________________________

or in his / her absence ______________________________

of ______________________________

Or in his/her absence, or if no person is named, the Chairman of the Meeting as my/our general proxy to vote on my/our behalf at the Annual General Meeting of the company to be held at 10.00 am on Friday, 30 November 2001 or at any adjournment of that meeting.

Signed this __________ day __________ of 2001

Signature of Shareholder/s

______________________ / /
Signature Date

______________________ / /
Signature Date

Companies only

______________________ / /
Director 1 / Sole Director & Sole Secretary Date

______________________ / /
Director 2 / Secretary Date

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If a member does not nominate a person or persons to act as his/her/its proxy, the Chairman of the Meeting will act as proxy for that member and if the member has not given directions as to how to vote, the Chairman will vote in favour of each of the resolutions.

Should the member wish to direct the proxy how to vote, the following should be completed by placing an "X" in the appropriate box. If you have appointed two proxies please indicate below what proportion of your voting rights each is to represent.

Portion of shareholding represented by this proxy: __________ %*

*Only to be completed where two proxies are appointed.

Agenda item number	For	Against
2 Re-election of Mr Roderick P Tomlinson	☐	☐
3 Re-election of Mr William T Bytheway	☐	☐
4 To ratify the issue of 17,085,187 securities	☐	☐

Eiffel Technologies Limited
ACN 072 178 977
Level 14, 50 Market St, Melbourne 3000
Phone (03) 9629 8022 Fax (03) 9629 8077

PHARMACTION

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of members of PharmAction Holdings Limited will be held at the Australian Stock Exchange, Media Centre, 530 Collins Street, Melbourne 3000, on Wednesday, 20 December 2000, at 10.00 am.

BUSINESS OF THE MEETING

1. REPORTS

To receive and consider the Financial Statements and the Reports of the Directors and Auditor for the year ended 30 June 2000.

2. RE-ELECTION OF THOMAS HARTIGAN AS A DIRECTOR OF THE COMPANY

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

"That Mr Thomas Hartigan, who retires by rotation in accordance with the Company's Constitution be re-elected as a director of the Company"

3. RE-ELECTION OF PETER CORFIELD AS A DIRECTOR OF THE COMPANY

To consider and if thought fit to pass the following resolution as an ordinary resolution:

"That Mr Peter Corfield, who retires by rotation in accordance with the Company's Constitution be re-elected as a director of the Company"

4. CHANGE OF NAME OF COMPANY TO EIFFEL TECHNOLOGIES LIMITED

To consider and if thought fit, to pass the following resolution as a special resolution:

"That the name of the Company be changed from PharmAction Holdings Limited to Eiffel Technologies Limited"

5. ISSUE OF SHARES IN EXCESS OF THE NUMBER PRESCRIBED BY ASX LISTING RULE 7.1

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, pursuant to Australian Stock Exchange Listing Rule 7.1, the Directors are authorised to issue by not later than three months after the date of this meeting up to 25 million fully paid ordinary shares in the capital of the Company at a minimum issue price equal to 80% of the average market price of the Company's fully paid ordinary shares over the last 5 days on which sales in those shares were recorded before the day on which the issue is made."

Voting Restriction

The Company will disregard any votes on this resolution by any person who may participate in the issue or who might obtain a benefit (except a benefit solely in the capacity of a shareholder) if the resolution is passed or an associate of such a person. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PharmAction Holdings Limited
ACN 072 178 977
73–83 Cherry Lane, Laverton North, Victoria, Australia 3026
Phone +61 3 9278 7555 Fax +61 3 9369 6730

6. ISSUE OF OPTIONS TO THE CHIEF EXECUTIVE OFFICER

To consider and if thought fit to pass the following resolution as an ordinary resolution.

"That pursuant to Australian Stock Exchange Listing Rule 10.14 the Directors are authorised to issue to Ms Christine Cussen an option to subscribe for up to 2,000,000 ordinary shares in the capital of the Company."

Voting Restriction

The Company will disregard any votes cast on this resolution by any director of the Company who is eligible to participate in any employee incentive scheme of the Company and any of their associates. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides

7. ISSUE OF SHARES TO PELORUS AUSTRALIA PTY LTD

To consider and if thought fit to pass the following resolution as an ordinary resolution:

"That, pursuant to Australian Stock Exchange Listing Rule 10.11, the Directors are authorised to issue to Pelorus Australia Pty Ltd an option to subscribe for up to 500,000 ordinary shares in the capital of the Company".

Voting Restriction

The Company will disregard any votes cast on this resolution by Pelorus Australia Pty Ltd, its directors or their associates. However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form: or

(b) it is cast by the person chairing the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board



William Thomas Bytheway
Company Secretary
17 November 2000

PHARMACTION

EXPLANATORY NOTES TO SHAREHOLDERS

VOTING INFORMATION

PROXIES

- Any member entitled to attend and vote may appoint no more than two proxies (who need not be members of the Company) to attend and vote on the member's behalf.
- Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion or number of the member's voting rights. If the appointment does not specify the proportion or number of the member's votes each proxy may exercise half of the votes.
- Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.
- A proxy form must be signed by the member or the member's attorney or, in the case of a corporation, in accordance with the Corporations Law or signed by an authorised officer or agent or attorney.
- If the proxy form is signed by a person who is not the registered holder, then the relevant authority or a certified copy of the authority must have either been exhibited previously to the Company or be enclosed with the proxy form. If the proxy form is sent by facsimile, the authority must be certified.
- Proxy forms (and a copy of any authority) must be received by the Company at its registered office, 73–83 Cherry Road, Laverton North, Victoria 3026, not less than 48 hours before the time of the meeting or adjourned meeting (as the case may be). Alternatively they may be lodged by facsimile on (03) 9369 6730, if received by the same time.

VOTING RIGHTS

- On a poll ordinary shareholders have one vote for every fully paid ordinary share held.
- In accordance with the Company's Constitution and the Corporations Law, the Board has determined, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members at 10.00am on Monday, 18 December 2000.

PharmAction Holdings Limited
ACN 072 178 977

73–83 Cherry Lane, Laverton North, Victoria, Australia 3026
Phone +61 3 9978 7555 Fax +61 3 9369 6730

PHARMACTION

PROXY FORM

(To be returned within 48 hours of the timing of the meeting)
Registered office: 73–83 Cherry Lane, Laverton North, Victoria, Australia 3026

I/We ____

of ____

being a member/members of PharmAction Holdings Limited hereby appoint

____

of ____

or in his/her absence ____

of ____

Or in his/her absence, the Chairman of the Meeting as my/our general proxy to vote on my/our behalf at the Annual General Meeting of the company to be held on Wednesday, 20 December 2000 or at any adjournment of that meeting.

Signed this ______________ day of ______________ 2000.

SIGNATURE OF SHAREHOLDER/S

______________	/ /
Signature	Date
______________	/ /
Signature	Date

COMPANIES ONLY

______________	/ /
Director 1/Sole Director & Sole Secretary	Date
______________	/ /
Director 2/Secretary	Date

Unless otherwise instructed the proxy will vote as he or she thinks fit, or abstain from voting. Should the member wish to direct the proxy how to vote, the following should be completed by placing an 'X' in the appropriate box. If you have appointed two proxies please indicate below what proportion of your voting rights each is to represent.

Portion of shareholding represented by this proxy: ________ % *

* Only to be completed where two proxies are appointed.

PharmAction Holdings Limited
ACN 072 178 977
73–83 Cherry Lane, Laverton North, Victoria, Australia 3026
Phone +61 3 9278 7555 Fax +61 3 9369 6730

AGENDA ITEM NO:	FOR	AGAINST	ABSTAIN
1. Re-election of Mr Thomas Hartigan as a Director	☐	☐	☐
2. Re-election of Mr Peter Corfield as a Director	☐	☐	☐
3. To approve the changing of the name of PharmAction Holdings Limited to Eiffel Technologies Limited	☐	☐	☐
4. Approval of Proposed Issue of up to 25 million ordinary shares	☐	☐	☐
5. Issue to Ms Christine Cussen, Chief Executive Officer, PharmAction Holdings Limited, of 2,000,000 PHD unlisted options	☐	☐	☐
6. Issue to Pelorus Australia Pty Ltd, of 500,000 PHD unlisted options	☐	☐	☐


EXPLANATORY MEMORANDUM
FOR SHAREHOLDERS

PHARMACTION


THESE EXPLANATORY NOTES
FORM PART OF THE
NOTICE OF MEETING

PHARMACTION

RESOLUTION 1:

Mr Thomas Hartigan retires by rotation in accordance with the Company's constitution and being available, offers himself for re-election.

Mr Hartigan, 56, is a Chartered Accountant and Bachelor of Commerce. He is Principal of T.J. Hartigan Corporate Services and has extensive business experience. He has been a Director and Chairman of other public companies. In his business advisory capacity he specialises in raising development capital for growing businesses, particularly in the transition from private to public companies. Mr Hartigan is a member of the Audit and Remuneration Committees.

RESOLUTION 2:

Mr Peter Corfield retires by rotation in accordance with the Company's constitution and being available, offers himself for re-election.

Mr Corfield, 60, is Managing Director of Oppenheimer Pty Limited, an Australian food specialist company that supplies the food and pharmaceutical manufacturing industries. He has extensive experience in the successful development, marketing and growth of businesses in these industries. Mr Corfield is a member of the Audit and Remuneration Committees.

RESOLUTION 3:

TO APPROVE THE CHANGING OF THE NAME OF PHARMACTION HOLDINGS LIMITED TO EIFFEL TECHNOLOGIES LIMITED

Shareholders are being asked to approve a Special Resolution to change the name of the Company to Eiffel Technologies Limited. This Special Resolution must be passed by at least 75% of the votes cast by members entitled to vote to have effect.

The Directors believe that the change in direction and strategy of PharmAction is deserving of a re-launch of your Company to emphasise to the investment market and potential customers the new and exciting strategy and intellectual property that the Company is developing.

The Company has acquired valuable Intellectual Property in the chemical engineering field of Supercritical Fluid Technology (SCF). Supercritical Fluids exhibit a pressure dependant capacity to dissolve compounds in organic solvents to extract, fractionate or purify complex mixtures of chemicals, pharmaceuticals, proteins, polymers and surfactants. A major benefit of this SCF process is that the resultant products are free from carry-over solvents. SCF technology has been known for over 100 years and is widely used in the food industry to decaffeinate coffee and tea and to extract the flavours from hops for use by brewers in beer manufacture.

SCF technology was developed from experiments conducted in 1891 by L. Cailletet in which high pressures were generated in a mercury filled tube which extended to the top of the Eiffel Tower.

A representation of the tube and tower adorn the cover of a book titled 'Innovations in Supercritical Fluids' co-edited by Professor Neil Foster, one of the shareholders of BETA (see Background Information) and Professor of Chemical Engineering and Industrial Chemistry at University of NSW. Neil, who heads up the research team at UNSW, is a world expert in SCF technology.

Directors believe that the proposed name provides a historical connection with the changing strategy now being pursued by the Board and recommend that shareholders approve the change.

RESOLUTION 4:

APPROVAL OF PROPOSED ISSUE OF UP TO 25 MILLION ORDINARY SHARES.

ASX Listing Rule 7.1 prescribes that an entity must not without the approval of its ordinary shareholders issue more equity securities than the number calculated in accordance with a formula contained in that Listing Rule. Essentially, that formula provides that a company must not issue equity securities over a 12 month period which would exceed 15% of its existing ordinary securities without the approval of its ordinary shareholders. The current issued capital of PHD is as follows:

1. 66,452,806 ordinary shares: and
2. options to subscribe for up to 7,540,000 new ordinary shares.

The aggregate of the proposed issue of up to 25,000,000 ordinary shares being 25,000,000 new equity securities, amounts to a maximum increase of approximately 33.79% in PHD's ordinary equity. Accordingly, approval is required from shareholders pursuant to Listing Rule 7.1.

The ordinary shares will rank pari passu with existing fully paid ordinary shares and will be issued and allotted pursuant to the proposed placement by no later than three months after the date of this meeting. It is anticipated, however the issue and allotment will take place within 60 days of the meeting date.

The ordinary shares will be issued at an issue price, which will be at least 80% of the average market price of the PHD ordinary shares calculated over the last 5 days on which sales of the shares are recorded prior to the day of the issue.

The ordinary shares will be allotted to brokers selected by the Board as well as professional investors and sophisticated investors. Such allotments to institutional, professional and sophisticated investors, and allotments to brokers holding a dealer's licence acting as principal do not require the issue of a prospectus. The placement is being managed by Pelorus Australia Pty Ltd.

RESOLUTION 5:

ISSUING OPTIONS TO MS CHRISTINE CUSSEN, CHIEF EXECUTIVE OFFICER, PHARMACTION HOLDINGS LIMITED

The Directors appointed Ms Christine Cussen as Chief Executive of the Company on 10 November 2000. The Directors consider that part of the remuneration package of the Company's new CEO should be performance-based options over the listed securities of the Company. Consequently shareholders are being asked to approve the issue of 2,000,000 options to Ms Cussen on the following conditions:

1. The exercise price of the options is 25 cents.
2. The options may be exercised in four tranches over the three years after grant.
3. The options exercisable after 18 months and two years from Ms Cussens's appointment in November 2000 are conditional upon performance hurdles. These hurdles are progress, in the view of the Board, of the successful commercialisation of the Company's Intellectual Property and to the effective performance of the CEO having regard to the financial and operating performance of the Company and any other factors affecting the reputation of the Company, or otherwise as the Board may determine.
4. The options carry no voting rights and the entitlement to shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company.
5. The Company may lend the Executive the exercise price of the options. Any such loan will be on commercial terms and repayable in full at interest rates reflecting prevailing market conditions.

In addition to seeking shareholder approval for the issue of these options as required by the ASX Listing Rules the Company is also required to inform shareholders of the names of persons who have been granted options under the Employee Option Incentive Plan since the last approval.

An option over 500,000 shares was granted to Mr Ron Clark, Chief Operating Officer, at an exercise price of $0.15 and an unlisted option over 250,000 shares was granted to Mr Geoff Chandler, formerly Company Secretary and Chief Financial Officer, at an exercise price of $0.20. Both options were issued on 30 June 1999.

RESOLUTION 6:
ISSUE TO PELORUS OF 500,000 PHD UNLISTED OPTIONS

The commercial relationship between Pelorus and PHD is outlined later in these notes and sets out the commercial and financial benefits that Pelorus has achieved for PHD and the fee structure for its role in arranging and managing the proposed ordinary share placement.

Shareholder approval is required for the issue of options to Pelorus. The terms of the proposed issue of options to Pelorus are summarised as follows:

1. Unlisted 4 year options over 500,000 PHD ordinary shares exercisable at 25 cents per share.
2. Initial 1 year restriction on exercising options.
3. Options assignable and exercisable in minimum amounts of 50,000 shares.
4. Shares to rank equally with existing PHD ordinary shares.
5. Options to participate in any PHD capital adjustments but not bonus or rights issues and to include a takeover acceleration provision.

A signed and identifiable copy of the option certificate including the proposed terms and conditions, will be tabled at the General Meeting for shareholders perusal.

BACKGROUND ON THE RESOLUTIONS AND BIOMEDICAL RESEARCH & DEVELOPMENT PROGRAMME

The Chairman's letter provided a background to the proposed issue of PHD ordinary shares to finance PHD's biomedical research and development programme involving the Supercritical Fluid and Gas Antisolvent Technology (SCF/GAS). This programme will be conducted by Bioactive Enhancement Technologies Aust. Pty Ltd (BETA), 75% of the shares in BETA are held by PHD with 25% held by Phytotherapy Technologies Pty Ltd (PT).

While the potential benefits resulting from the commercialisation of the SCF/GAS technology are covered in the Acuity report, (summarised in this memorandum) it is important shareholders recognise that to exploit this technology, the various agreements associated with BETA and PT are conditional upon PHD raising sufficient funds from this proposed share issue.

The key agreements are summarised as follows:

1. Licence from University of Sydney and University of NSW to PHD for PHD's exclusive right to use and commercialise the technology to micronise insulin and other proteins.
2. Licence from PHD to BETA to develop and commercialise the intellectual property of PHD (namely SCF/GAS) in the extraction and purification of bioactive plant (phyto) compounds and in the enhancement of existing drugs using novel SCF techniques to enable new and better delivery systems (puffer & patch) and to increase bioavailability and coating for controlled slow release.
3. Agreement between PHD and PT to bring PT's know-how and research and development skills to BETA to achieve the purposes of the above licence in return for a 25% shareholding in BETA. As part of the consideration, PHD will grant to PT an option to PT to acquire up to 2,000,000 ordinary shares in PHD. After 21 December 2001, these options may be exercised at any time prior to 21 December 2004 at a price of 25 cents per share. These options will not be listed and will be issued after the Annual General Meeting date.
4. Contract between PHD and Unisearch Limited (UNSW) to supply senior researchers and equipment to develop the PHD intellectual property.

PHD/BETA/PT RELATIONSHIP AND PHD'S FUNDING ROLE

The incorporation of BETA is now complete and all agreements relating to the licensing of the Supercritical Fluid Gas Antisolvents (SCF/GAS) intellectual property and technical know how have been finalised. However, these agreements are conditional upon PHD raising sufficient funds to undertake the development programme.

Professor Neil Foster, the current Professor for the School of Chemical Engineering and Industrial Chemistry, at University of NSW, and Mr Hub Regtop, an experienced biochemist, will manage the technical team responsible for the development of PHD's biomedical technology.

PHD Directors have estimated that between $10–14 million is required to commercialise the biomedical technology development programme opportunities over the next 3–4 years. Approximately $3 million will be initially raised by an offer of shares to professional and sophisticated investors, subject to PHD shareholder approval. The balance of (future) funding required will be sought from AUS – Industry Start Grants, proceeds from the Laverton property sale and from selective share placements to be made in the future. The $2.5 million research grant application for the Phytotherapy extraction will be lodged shortly after the placement is finalised so PHD can demonstrate a dollar for dollar funding capacity, a precondition imposed under the Start Grant approval terms.

SUPERCRITICAL FLUID/GAS ANTISOLVENT TECHNOLOGY (SCF/GAS)

The SCF/GAS Technology incorporates a novel variation to the supercritical fluid process for the extraction and physiochemical modification of pharmaceutical entities, including small molecule drugs, plant extracts and proteins.

This process has the capacity to reduce the molecule size of proteins and patented drugs into a fine powder formulation and to provide alternative delivery systems (micronisation). It can also enhance the bioavailability and purity of selected plant material (phyto chemical extracts). A major benefit of this SCF/GAS process is that the products are free from carry-over solvents. The supercritical fluid extraction process has been used in the food industry, especially for the decaffeinating of coffee and tea and by breweries which use flavours that are extracted from hops with supercritical fluids.

SALE OF PHARMACEUTICAL CONTRACT MANUFACTURING DIVISION

Negotiations for the sale of the contract manufacturing division are well advanced. At this stage the Directors are currently considering two proposals, one which involves the sale of the manufacturing division as a going concern whilst the other involves the sale of PHD's stock, formulations and selected equipment. Directors anticipate making a formal announcement prior to the AGM.

As disclosed in the preliminary audited results for 1999/2000 announced to the ASX on 13/9/2000, PHD incurred a pre-tax before abnormal loss of $3.257 million (compared to the previous year loss of $3.305 million). The manufacturing division pre-tax before abnormal loss for 1999/2000 was $2.788 million compared to a loss of $3.083 million for 1998/99.

Due to the continuing losses of the manufacturing business the Directors believe the decision to exit contract manufacturing is the most prudent strategic direction for the Company.

ACUITY TECHNOLOGY MANAGEMENT PTY LTD – REPORT ON PHD'S INTELLECTUAL PROPERTY

Acuity Technology Management Pty Ltd ('Acuity') is a company, which specialises in technical, commercial and financial analyses of engineering and science-based projects. The PHD Directors commissioned Acuity to evaluate the intellectual property and development programme proposed by PHD and in doing so to take into account the potential commercial exploitation of the biomedical technology, the respective marketing and financial outcomes, as well as the potential commercial and technical risks associated with undertaking this major development programme.

These valuations are conditional on sufficient funds being raised by PHD to finance the development and exploitation of the biomedical intellectual property as well as obtaining the necessary regulatory approvals in Australia and overseas for distributing the finished biomedical/pharmaceutical products produced from applying this technology.

Summary of Acuity's key findings:

1. PHD's economic interest in future financial outcomes of intellectual property is valued between $64 million and $89 million with a mid value of $76 million.
   On a fully diluted basis (including maximum amount of placement shares and assuming all options (existing and proposed) and convertible note share conversions have been exercised, this valuation supports the following range of values for each PHD share:
   a. 51.6¢ – low case
   b. 71.8¢ – high case
   c. 61.3¢ – mid case

2. Projected annual revenues from phytochemical extracts applications are $10.0 million and $165.23 million by Year 2 and Year 7 respectively.
3. Projected annual revenues commence in year four from micronisation and from controlled release applications are $3.27 million and $12.23 million (respectively) increasing by Year 7 to $144.20 million and $233.06 million respectively.
4. Limited growth opportunities for ZMG due to limited patent protection.
5. Values assume PHD will have sufficient funds to support the planned research and development programme needed to achieve respective commercialisation stages.

EXCLUDED OFFER PLACEMENT OF UP TO 25 MILLION PHD ORDINARY SHARES

It is proposed subject to shareholder approval, to offer up to 25 million PHD ordinary shares to selected institutional investors as well as professional and sophisticated investors.

The funds raised from this placement will be allocated to:

1. Finance part of the initial development programme of the SCF/GAS Intellectual Property of approximately $1.5–$2 million and;
2. Provide a cash shortfall contingency for possible expenses on closing down the contract manufacturing division.

The PHD Directors were conscious of the need to adopt a prudent and risk averse approach to raise further capital in the Company given:

1. The rapidly changing Australian equity market conditions especially for biotech/pharmaceutical stocks.
2. The current significant investor interest in biotech and biomedical stocks.
3. The adverse flow through impact since April 2000 on PHD's ordinary share and option price following the significant NASDAQ downturn which forced PHD's share price below 20¢ resulting in only 0.60% of the 48.6 million 30/6/2000 expiry 20¢ options being exercised. Had PHD's share price remained above 20¢ and only 75% of the options exercised, this would have raised $7.3 million in equity capital.
4. The need to introduce long term investors aware of the potential risks and rewards of biomedical developments, and at the same time reduce the market's speculative perception of PHD where recent unfounded market rumours have caused high share turnover and volatile price movements.

These factors, combined with the decision to accelerate the biomedical development programme, which will involve seeking supplementary funding under the Start Grants facility, influenced the Directors' decision to select the capital raising option with the lowest time completion and market risk. Under the law as it now exists, private placements made to institutional investors, sophisticated investors and brokers can be made without issuing a prospectus, thereby saving substantial costs and time.

The PHD Directors in deciding not to make a placement at a pre-determined fixed price, took into consideration the recent and current share market volatility the PHD price range history over the last six months and the value placed on the intellectual property noting that such value is conditional on raising sufficient equity to initiate and continue the development programme.

CHANGES TO PHD OWNERSHIP AND CAPITAL STRUCTURE

As at 27/10/2000 PHD had 66,452,806 ordinary shares on issue with the top 20 and 50 shareholders holding 14.4% and 24.48% respectively. PHD has currently 4,109 shareholders but only 2,829 shareholders have marketable parcels (that is worth than more than $2,000 at current market prices).

Interests related to Jagen Pty Ltd (Jagen) which has a $2.75 million 3 year secured convertible note investment in PHD currently hold 375,000 PHD ordinary shares (0.41% of issued capital). Jagen is entitled under the convertible note terms to convert to 25,000,000 ordinary shares in PHD and on conversion, Jagen is entitled to 25,000,000 3 year options in PHD ordinary shares exercisable at 25 cents per share. Jagen, if it converted its note to ordinary shares and exercised all the options would be entitled to 50,375,000 PHD ordinary shares or 32.82% on a fully diluted basis before the proposed placement and issue of further options. Jagen has indicated its support for the proposed placement but at this stage has not advised of its likely participation in the proposed placement.

To provide shareholders with a clearer understanding on the changes to PHD's capital structure following the placement, and the impact of Jagen converting to ordinary shares and exercising its options, the following table summarises PHD's capital structure before and after these changes.

Capital	Existing at 1/11/2000 Fully Diluted	Placement (maximum no. of shares)	Adjusted Balance after Placement	% of issued capital	Fully diluted (all options exercised)	% of issued capital
Ordinaries						
Jagen interests	375,000		375,000	0.41	50,375,000	32.82
Balance Top 50	15,893,951		15,893,951	17.38	15,893,951	10.35
Other	50,183,855	25,000,000	75,183,855	82.21	87,223,855	56.83
Total Issued Ords	66,452,806	25,000,000	91,452,806	100.00	153,492,806	100.00
Options						
Executive Options	7,540,000 (3)		7,540,000			
Jagen	25,000,000 (1)		25,000,000			
Pelorus		500,000	500,000			
Proposed		4,000,000 (2)	4,000,000			
Total Options	32,540,000	4,500,000	37,040,000			
Convertible Note (CN)						
Jagen	25,000,000		25,000,000			
Total Diluted Capital	123,992,806	29,500,000	153,492,806			

Notes (1) Jagen's options are issued when Jagen converts to ordinary shares under the convertible note provisions. Assume options exercised within 3 year term and assume Jagen converts to 25,000,000 shares.
(2) Proposed option allocation of up to 2,000,000 to Phytotherapy Technologies and balance of 2,000,000 to new CEO.
(3) Includes 7,500,000 50¢ options expiring 28/2/01. Assume all options converted to ordinaries.

BACKGROUND ON PELORUS AUSTRALIA PTY LTD (PELORUS) RELATIONSHIP WITH PHARMACTION HOLDINGS LIMITED (PHD)

Pelorus is a company comprised of a group of former Chief Executives and Chief Financial Officers of major public companies, which specialises in the rejuvenation of under performing companies as well as providing merchant banking services.

Pelorus holds Proper Authority under a Security Dealers Licence.

In September 1999 the Directors of PHD mandated Pelorus to assist with the reconstruction of the Company and to raise funds to reduce debt and provide working capital. PHD has been struggling to make a return on its contract manufacturing operation since it was acquired from Hoechst Marion Roussel (HMR) in 1996.

Pelorus' team focused on four issues:

1. It set about reducing the cost structure of the manufacturing operations.
2. It sought to bring forward by three years the transfer of the land and buildings from HMR, bringing a further $3 million onto PHD's balance sheet.
3. It developed a strategy to transform PHD into a successful R&D Company.
4. It set about raising additional capital of $2.75 million by way of a secured convertible note to Jagen Pty Ltd, a company associated with Mr Bori Liberman. The terms of the convertible note entitle Jagen to 25 million ordinary PHD shares and 25 million options exercisable at 25 cents and the right to nominate two people as directors. Jagen nominated Mr Bill Bytheway and Mr Sam Quigley, two Directors of Pelorus, who joined the PHD board in February 2000.

Since that time PHD has restructured it's manufacturing business and announced that it is negotiating the sale of the manufacturing division. It has also built substantially on its R&D projects and has acquired a portfolio of highly prospective biomedical and chemical engineering projects which were recently valued by Acuity Technology Management Pty Ltd, an industry expert, at between $86 million and $118 million of which PHD's interest is between $64 million to $89 million.

As Pelorus has contributed significantly and successfully to the recent developments within the Company, the PHD Board recently mandated Pelorus to arrange and manage the capital raising which is being considered at this meeting. Instead of charging normal cash fees as their total fees, the director's of Pelorus and PHD have agreed that the majority of the fee payable to Pelorus will be met by the granting of options to acquire shares in PHD.

The non-Pelorus directors of PHD recommend that shareholders approve this method of proposed payment by issuing 500,000 unlisted options to Pelorus on the terms summarised on page 3.



PharmAction Holdings Limited 73–83 Cherry Lane
ACN 072 178 977 Laverton North
Victoria, Australia 3026
Phone +61 3 9278 7555
Fax +61 3 9369 6730

8/8/03 17:47 FAX100 -> +61

03 SEP 12 AM 7:21



AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/08/2003

TIME: 17:38:34

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Signs Agreement with Meridica

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

8 August 2003

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 2

EIFFEL TECHNOLOGIES SIGNS AGREEMENT WITH MERIDICA

The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce that the Company has recently signed a collaborative agreement with Meridica, a UK based drug delivery company specialising in the development of inhaler technologies. Eiffel Technologies will supply a re-engineered and modified asthma drug to Meridica for testing with their inhalation device. Specific terms and conditions of the collaboration have not been disclosed.

Signing this new agreement is further evidence that the international demand for Eiffel's technology remains very strong, with the Company signing eight agreements with pharmaceutical and drug delivery companies over the last two years.

"The momentum of the commercialisation of our research continues to accelerate" said Eiffel's Managing Director and CEO, Christine Cussen. "Agreements like this certainly raise our profile amongst the international pharmaceutical and drug delivery industries."

Dr Ian J. Smith, CEO of Meridica said; "As leaders in the field of dry powder inhaler technology, we need to be aware of the latest developments in drug formulation. We are very pleased to be working with Eiffel in this area of drug particle engineering."

This, along with other international agreements, reinforces Eiffel's commercial potential and consolidates its scientific reputation, and proprietary position. Eiffel is now well on track to becoming a preferred drug re-engineering supplier to the international pharmaceutical, drug delivery and generic industries.

Eiffel Technologies Limited is a bioengineering company focused on improving the performance and delivery of pharmaceuticals. Based in Melbourne, Australia, the Company is developing and commercialising a range of drug re-engineering platforms to improve drug performance and delivery and extend patent life. Eiffel Technologies' research programme focuses on developing and improving drugs in a range of therapeutic areas including diabetes, asthma, cardiovascular disease, and anti-inflammatory and antiviral formulations. The company currently has working alliances with Profile Therapeutics, Amarin Corporation, Aradigm Corporation, a major undisclosed Pharmaceutical Company, Oriel Therapeutics, this new agreement and BattellePharma Inc (on hold). For more information on Eiffel Technologies, please visit the Company's website www.eiffeltechnologies.com.au.

Meridica Limited is a drug delivery company specialising in the development of creative solutions for inhaled, nasal and parenteral routes of administration. The company is based in Cambridge, UK, and has developed a novel multi-unit dose dry powder inhaler, Xcelovair™, for the delivery of drugs to the lung for the treatment of asthma, COPD and other conditions. Meridica is a PA Group Company.

For further information on Eiffel, please contact:-

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

For further information on Meridica please contact:-

David Edwards
Director of Marketing and Business Development
Meridica Limited
Phone: +44 1763 261600
FAX: +44 1763 269494
Email: info@meridica.com
www.meridica.com

Dr Ian J Smith
Chief Executive Officer
Meridica Limited
Phone: +44 1763 261600
FAX: +44 1763 269494
Email: info@meridica.com
www.meridica.com



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2003

TIME: 17:54:36

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Eiffel Technologies Signs Agreement with Oriel Therapeutics

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

18 July 2003

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 2

EIFFEL TECHNOLOGIES SIGNS AGREEMENT WITH ORIEL THERAPEUTICS

The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce that the Company has signed a collaborative agreement with Oriel Therapeutics Inc., a US based inhalation drug delivery technology company. Eiffel Technologies will supply a re-engineered and modified asthma drug to Oriel for testing with their inhalation device. Specific terms and conditions of the collaboration have not been disclosed.

Signing this new agreement is further evidence that the international demand for Eiffel's technology remains very strong with the Company signing seven agreements with Pharmaceutical and Drug Delivery companies over the last two years.

"The uniqueness and versatility of our technology is clearly valued by our partners" said Eiffel's Managing Director and CEO, Christine Cussen. "Signing three new agreements in less than four months is a great result and demonstrates strong international interest in the technology."

"We believe that by combining the Eiffel engineered powder with the consistent and efficient aerosolization technology employed in the Oriel inhaler we will quickly be able to develop a robust multi-dose product" said Paul J. Atkins, PhD, Chief Executive Officer, Oriel Therapeutics, Inc.

This agreement builds on earlier international collaborations consolidating Eiffel's commercial potential, scientific reputation, and proprietary position. The Company is now well on track to becoming the preferred drug re-engineering supplier to the international pharmaceutical, drug delivery and generic industries.

Eiffel Technologies Limited is a bioengineering company focused on improving the performance and delivery of pharmaceuticals. Based in Melbourne, Australia, the Company is developing and commercializing a range of drug re-engineering platforms to improve drug performance, extend patent life and delivery of drugs. Eiffel Technologies' research programme focuses on developing and improving drugs in a range of therapeutic areas, including diabetes, asthma, cardiovascular, anti-inflammatory and antiviral disease. The company currently has working alliances with Profile Therapeutics, Amarin Corporation, Aradigm Corporation, a major undisclosed Pharmaceutical Company, this new agreement and Battelle Pharma Inc (on hold). For more information on Eiffel Technologies, please visit the Company's website www.eiffeltechnologies.com.au.

Oriel Therapeutics Inc. is an emerging inhaled drug delivery company based on innovative technology for aerosolizing powders using the application of powder-specific electrical frequencies. Growing out of research conducted in laboratories at the University of North Carolina and based in the Research Triangle Park, USA Oriel is committed to developing technology for drug delivery to the lungs to better treat respiratory and pulmonary diseases through the development of a dry powder inhaler (DPI) with its own energy source.

For further information on Eiffel, please contact:-

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

For further information on Oriel, please contact:-

Dr. Paul J. Atkins,
Chief Executive Officer,
Oriel Therapeutics, Inc.
Phone: +1 919 313 1294
Email: patkins@orieltherapeutics.com or visit www.orieltherapeutics.com



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

30 May 2003

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1900 999 279
No. of Pages:	1

BOARD APPOINTMENT – CHRISTINE M. CUSSEN (CHIEF EXECUTIVE OFFICER)

The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce the appointment of Ms Christine M. Cussen, Chief Executive Officer, as an executive director to the Board. Christine was appointed Chief Executive Officer in October 2000 and since that time has been instrumental in overseeing the development and commercialisation of the Company's supercritical fluid technologies. Following the appointment the Board comprises five directors, including four non-executive directors.

The Chairman of Eiffel Technologies, Mr Tom Hartigan, said today "The Eiffel Board is delighted that Christine had accepted her appointment. We were more than fortunate to secure Christine's services almost 3 years ago when she left AstraZeneca Pharmaceuticals in her previous employment as Managing Director. She has brought strong professional marketing and management expertise to Eiffel at a time when we were seeking to increase the exposure of our technologies to our customer base and International Pharmaceutical Companies worldwide. She is a very valued employee and we recognise that she will make a significant contribution at Board level to the success of the Company."

For further information, please contact:-

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9233 7622
Mobile: 0416 293 886

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/05/2003

TIME: 17:07:07

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Board Appointment - (CEO)

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/04/2003

TIME: 11:54:00

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Signs Major Pharmaceutical Company for Futher Tests

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

17 April 2003

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1900 999 279
No. of Pages:	2

EIFFEL SIGNS MAJOR PHARMACEUTICAL COMPANY FOR FURTHER TESTS

The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce that the Company has signed an agreement for its core technology with a major pharmaceutical company. Under the terms of the agreement Eiffel is forbidden to discuss the terms until preliminary research work is completed which is expected to be four to five months. This agreement follows Eiffel's current alliances with Profile Therapeutics, BattellePharma Inc., Amarin and Aradigm Corporation.

In addition, the Company continues to build its intellectual property portfolio and in mid April filed a further international patent relating to the application of its particle re-engineering technologies. To date, the Company has filed 7 international and provisional patent applications.

The Company also announce that they have appointed US based Global Markets Capital Corporation to assist with its NASDAQ ADR listing. Global Markets Capital specialises in introducing Australian based listed companies to US institutions and high net worth investors. Eiffel Technologies recently completed its first investor "Road Show" in New York and further investment activities are planned over the coming year. The Company is pleased with this association as Global Markets Capital has an excellent track record in assisting Australian-listed companies access the US capital markets.

Mr Mark Saunders, President of Global Markets Capital, said that the drug delivery market is projected to grow to US$100 billion by 2005 and is currently the highest growth area in the pharmaceutical industry. According to Mr Saunders, "approximately half of currently prescribed pharmaceuticals on the market have absorption problems and a third of new drugs have formulation problems when they go into production". The value of Eiffel's SCF Technology will be well recognized by the US capital markets, particularly considering the recent acquisitions of three of the leaders in the SCF industry, Separex, Bradford Particle Design, and RTP Pharma.

In the medium term, Global Markets Capital will advise Eiffel Technologies on the merits and timing for a NASDAQ listing. Global Markets Capital is a leading advisor to non-US companies establishing American Depositary Receipt programs and has managed the NASDAQ listing process for many companies.

Eiffel Technologies Limited, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals. Based in Melbourne, Australia, the Company is developing and commercializing a range of drug re-engineering platforms to improve drug performance, extend patent life and effectively deliver new and currently marketed pharmaceuticals. Eiffel Technologies' research programme focuses on the improving drugs in a range of therapeutic areas, including diabetes, asthma, cardiovascular and anti-inflammatory disease. For more information on Eiffel Technologies, please visit the Company's website at www.eiffeltechnologies.com.au.

For further information, please contact:-

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9233 7622
Mobile: 0416 293 886

Mark R Saunders
President
Global Markets Capital Corporation
Phone: (1) 212 808 9700



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

31 March, 2003

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1900 999 279
No. of Pages: 2

EIFFEL TECHNOLOGIES SIGNS & COMPLETES FIRST PHASE OF AGREEMENT WITH ARADIGM CORPORATION

Australia, Melbourne March 31, 2003 – Eiffel Technologies Limited (EIF : ASX) has signed a collaboration agreement with Aradigm Corporation, a US-based developer of pulmonary drug delivery systems. In the collaboration, Eiffel Technologies will supply nanosized material of a model pharmaceutical compound for testing in Aradigm's AERx® Delivery System. Specific terms, conditions and product details of the collaboration have not been disclosed.

Eiffel Technologies has already completed the research work under the agreement and is scheduled to ship re-engineered material to Aradigm, by the end of March 2003, for *in vitro* evaluation. This demonstrates that Eiffel's recent scale-up of research activities is producing earlier results for clients.

"Signing this agreement is further evidence of the international support for Eiffel's technology in a very competitive market" said Eiffel CEO, Christine Cussen. "To have completed the research so quickly demonstrates that high calibre research and rapid responsiveness are not mutually exclusive".

The international alliance with Aradigm builds on early collaborations and accelerates Eiffel Technologies' research and commercialization activities, setting the Company on the path to becoming a preferred drug re-engineering partner to the pharmaceutical and biotechnology industries.

Eiffel Technologies Limited, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals. Based in Melbourne, Australia, the Company is developing and commercializing a range of drug re-engineering platforms to improve drug performance, extend patent life and effectively deliver new and currently marketed pharmaceuticals. Eiffel Technologies' research programme focuses on the improving drugs in a range of therapeutic areas, including diabetes, asthma, cardiovascular and anti-inflammatory disease. The Company currently has alliances with Sheffield Pharmaceuticals, Profile Therapeutics and Amarin Corporation. For more information on Eiffel Technologies, please visit the Company's website at www.eiffeltechnologies.com.au.

Aradigm is working to improve the quality of life for patients by developing aerosol-based drug delivery alternatives to injectable therapeutics. The company's advanced pulmonary delivery technologies provide leading pharmaceutical and biotechnology partners with effective drug delivery solutions. Aradigm's technology uses liquid drug formulations that are similar to injectable forms, which may minimize the potential for safety concerns when delivered by the pulmonary route. Current development programs focus on diabetes, pain management, and the pulmonary delivery of existing and emerging biotech therapeutics. Based in Hayward, California, Aradigm is currently developing products for diabetes management with Novo Nordisk A/S, the world leader in insulin and diabetes care, and for breakthrough and acute pain management with GlaxoSmithKline, a world leader in oncology therapy and supportive care. In addition, Aradigm has five other partner-funded programs including two gene therapy efforts targeting chronic lung diseases. More information about Aradigm can be found at www.aradigm.com.

For further information, please contact:-

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
c.cussen@eiffeltechnologies.com.au

Christopher Keenan
Corporate Communications
Aradigm Corporation
Phone: (US) 510 265 9370
keenanc@aradigm.com


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/02/2003

TIME: 10:48:29

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Board Appointment

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

20 February 2003

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 1

EIFFEL TECHNOLOGIES LIMITED – BOARD APPOINTMENT

The Directors of Eiffel Technologies Limited are pleased to announce the appointment of Dr Ross Macdonald to the Board.

Tom Hartigan, Chairman of the Board stated that "Ross has extensive knowledge of drug delivery technologies and the pharmaceutical industry, both in Australia and Internationally. He joins us at an important and exciting time as we plan to further develop and commercialise our supercritical fluid (SCF) technology."

Dr. Macdonald is currently Vice President, Business Development for Connetics Corporation, a specialty pharmaceutical company based in Palo Alto, California. Prior to joining Connetics he was Vice President of Research & Development with F.H. Faulding & Co. Limited (now part of Mayne Group Limited) and a former Managing Director of Soltec Research.

Dr. Macdonald began his career in the pharmaceutical industry as a consultant research analyst before joining AMRAD Corporation in 1987, where he served in various business development positions. He has a Ph.D. in biochemistry from Monash University and a postgraduate diploma from the Business School of Swinburne University in Melbourne.

For further information, please contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9233 7622
Mobile: 0416 293 886
Email: tigger@zeta.org.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/12/2002

TIME: 11:46:00

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Non-Renounceable Issue



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

20 December 2002

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1300 300 021
No. of Pages:	2

EIFFEL TECHNOLOGIES LIMITED – RIGHTS ISSUE $ 3.2 MILLION

The Board of Directors' of Eiffel Technologies Limited today announced that the Company has lodged a Prospectus with the Australian Securities and Investment Commission (ASIC). Under the terms of the prospectus the Company will make a one for five non-renounceable Rights Issue on an entitlement basis where Shareholders are offered one New Share for every five shares held at an issue price of 10 cents per share raising $3,216,327.

The issue will strengthen Eiffel's position significantly and provide it with the funds to support its accelerated research and commercialisation growth plans. With this improved balance sheet, Eiffel Technologies will:

- Pursue further agreements with pharmaceutical companies to re-engineer their drugs to improve performance and delivery and provide for extension of patent life.
- Establish a semi-commercial facility external to the University of NSW by Q1, 2004 to produce re-engineered drug for partners to use in clinical trials.
- Increase the company's research capability and international reputation by appointing Professor Neil Foster (a world expert in SuperCritical Fluid Technology) and Mr. Hubert Regtop as full time Eiffel Technologies employees
- Accelerate Eiffel's internal research and development program by commencing further insulin pre-clinical trials and clinical trials on several other priority drugs by the first half of 2003.

This Rights Issue will be fully underwritten by Burdett Buckeridge Young Ltd.

Subject to approval being granted by ASIC it is planned that the prospectus will be dispatched to shareholders by mid January 2003. The planned record date to determine entitlements under the offer is to be January 10, 2003.

For further information, please contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9233 7622
Mobile: 0416 293 886
Email: tigger@zeta.org.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/12/2002

TIME: 16:57:06

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Annual General Meeting

17 December 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting
EIFFEL TECHNOLOGIES LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Receive and consider financial statements

❑	Votes where the proxy directed to vote 'for' the motion	66,176,524
❑	Votes where the proxy was directed to vote 'against' the motion	3,000
❑	Votes where the proxy may exercise a discretion how to vote	2,803,110

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 10,500

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Thomas Hartigan as a Director

❑	Votes where the proxy directed to vote 'for' the motion	64,962,903
❑	Votes where the proxy was directed to vote 'against' the motion	822,004
❑	Votes where the proxy may exercise a discretion how to vote	3,203,227

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 5,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Acquisition of shares in Pharmaceutical Technologies Pty Ltd

❑	Votes where the proxy directed to vote 'for' the motion	66,172,224
❑	Votes where the proxy was directed to vote 'against' the motion	9,498
❑	Votes where the proxy may exercise a discretion how to vote	2,682,487

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 3,185

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of shares and options to Chief Executive Officer

❑	Votes where the proxy directed to vote 'for' the motion	65,831,104
❑	Votes where the proxy was directed to vote 'against' the motion	294,993
❑	Votes where the proxy may exercise a discretion how to vote	2,682,487

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 68,810

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of options to Neil Russell Foster

❑	Votes where the proxy directed to vote 'for' the motion	65,858,604
❑	Votes where the proxy was directed to vote 'against' the motion	255,619
❑	Votes where the proxy may exercise a discretion how to vote	2,682,487

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 80,684

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of options to Hurbertus Leonardus Regtop

❑	Votes where the proxy directed to vote 'for' the motion	65,040,349
❑	Votes where the proxy was directed to vote 'against' the motion	268,619
❑	Votes where the proxy may exercise a discretion how to vote	2,682,487

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 68,433

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of options to Pelorus Australia Pty Ltd

❑	Votes where the proxy directed to vote 'for' the motion	65,813,855
❑	Votes where the proxy was directed to vote 'against' the motion	264,619
❑	Votes where the proxy may exercise a discretion how to vote	2,384,487

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 78,433

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

17th December 2002



John W Jennings
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/12/2002

TIME: 16:56:48

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Increases Cash Reserves by $6.2million



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

10 December 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

EIFFEL TECHNOLOGIES INCREASES CASH RESERVES BY $6.2 MILLION

Eiffel Technologies receives Cottee payment

The Directors of Eiffel Technologies Limited are pleased to announce that they have received $2.7M from the sale of their manufacturing operation to Cottee International Pty Ltd.

The payment was received on December 6, 2002. Of the original sale price of $4.12 M, Eiffel has now received $3.7 M, with a remaining $300,000 (secured) plus interest to be paid by August 2003.

The payment by Cottee further increases Eiffel's cash reserves following the placement of 30.6 Million shares to sophisticated and professional investors in late November 2002. The placement, raising $3.7m, was arranged and managed by Burdett Buckeridge Young Corporate Finance and has added several prominent institutions to Eiffel's share register.

Eiffel Technologies Chief Executive Ms. Christine Cussen commented "the successful share placement in a very difficult market is a tremendous result and provides further tangible support for the Company's growth plan. We are experiencing very strong interest in Eiffel's re-engineering technology from pharmaceutical companies and these funds will allow us to exploit the company's potential."

Both these payments strengthen Eiffel's position significantly and provide it with the funds to support its accelerated research and commercialisation growth plans. With this improved balance sheet, Eiffel Technologies will:

- Pursue further agreements with pharmaceutical companies to re-engineer their drugs to improve performance and delivery and provide for extension of patent life.

- Establish a semi-commercial facility external to the University of NSW by Q1, 2004 to produce re-engineered drug for partners to use in clinical trials.
- Increase the company's research capability and international reputation by appointing Professor Neil Foster (a world expert in SuperCritical Fluid Technology) and Mr. Hubert Regtop as full time Eiffel Technologies employees (this is subject to shareholder approval at the AGM to be held on December 17, 2002).
- Accelerate Eiffel's internal research and development program by commencing further insulin pre-clinical trials and clinical trials on several other priority drugs by the first half of 2003.

Update on Sheffield Pharmaceuticals Inc.

The Directors of Eiffel Technologies also announce that one of Eiffel's customers, Sheffield Pharmaceuticals Inc., has declared that unless it is able to raise capital by mid January 2003, it is unlikely that the Company will be able to meet its obligations as they become due and be able to continue as a going concern. Sheffield is currently evaluating several financing alternatives.

Eiffel's potential exposure to Sheffield consists of a US$75,000 receivable for work completed to date.

For further information, please contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9233 7622
Mobile: 0416 293 886
Email: tigger@zeta.org.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/11/2002

TIME: 15:20:56

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Proxy Voting

21st November 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

General Meeting
Eiffel Technologies Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To Issue Shares

❑ Votes where the proxy directed to vote 'for' the motion	10,823,345
❑ Votes where the proxy was directed to vote 'against' the motion	204,309
❑ Votes where the proxy may exercise a discretion how to vote	7,243,044

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 43,500

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To Issue Options to Jagen

❑ Votes where the proxy directed to vote 'for' the motion	12,067,226
❑ Votes where the proxy was directed to vote 'against' the motion	258,934
❑ Votes where the proxy may exercise a discretion how to vote	7,253,044

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 2,500

The motion was carried on a show of hands as an ordinary resolution.

To increase period of exercise of options granted to Jagen on conversion of Convertible Note

❑	Votes where the proxy directed to vote 'for' the motion	12,021,226
❑	Votes where the proxy was directed to vote 'against' the motion	295,309
❑	Votes where the proxy may exercise a discretion how to vote	7,257,044

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 8,125

The motion was carried on a show of hands as an ordinary resolution.

Dated this 21st day of November 2002



John Jennings
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/11/2002

TIME: 13:06:35

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reliance Notice Class Order 02/02/72



EIFFEL TECHNOLOGIES

21 November 2002

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

The Manager
Companies
Australian Stock Exchange Limited (ASX)
Stock Exchange Centre
Melbourne VIC 3000

Dear Sir

Eiffel Technologies Ltd
Reliance Notice, Class Order 02/272

For the purposes of Class Order 02/272 as varied by Class Order 02/334 and 02/716, Eiffel Technologies Ltd confirms that there is no information to disclose of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 of the Corporations Act in relation to the Placement of 30,663,333 ordinary shares issued on 21st November, 2002.

The Common Seal
of **Eiffel Technologies Ltd**
was hereunto affixed
in the presence of:


EIFFEL TECHNOLOGIES LIMITED ACN 072 178 977
THE
COMMON SEAL
OF

....
Director

....
Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/11/2002

TIME: 12:32:19

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Battellepharma Inc Trials Positive for Eiffel



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

12 November, 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

BATTELLEPHARMA, INC. TRIALS POSITIVE FOR EIFFEL TECHNOLOGIES

Australia, Melbourne, November 12, 2002 – BattellePharma, Inc. has reported that in vitro studies conducted by BattellePharma showed a biopharmaceutical compound which had been re-engineered by Eiffel Technologies Ltd (EIF: ASX) was effectively formulated in BattellePharma's Mystic pulmonary delivery technology, suitable for pulmonary delivery, whilst maintaining full biological activity. Despite these successful results, BattellePharma has advised Eiffel that as the result of a refocus of its research and development investments, it will not continue the combined research activities with Eiffel.

BattellePharma report provides further validation for Eiffel's SCF technology platform

A report prepared by BattellePharma stated that aerosols generated from Eiffel's re-engineered protein and then formulated as a suspension into liquid vehicles and aerosolised using BattellePharma's patented Mystic delivery device produced a nearly monodispersed aerosol with a respirable fraction – the material that would be delivered into the lung – greater than 95%, indicating the aerosolized suspension is suitable for pulmonary delivery. The re-engineered compound delivered through the Mystic device was found to maintain full activity (97%).

Traditional particle formation processes such as crushing, milling and grinding of pharmaceuticals can damage therapeutic proteins. Eiffel's supercritical fluid (SCF) re-engineering can be conducted at room temperature, in a single step, without the use of organic solvents, whilst retaining full biological activity of the drug. The other key finding from the study was that stability of the formulated protein was maintained over at least a one-month trial period.

The CEO of Eiffel Technologies, Christine Cussen, was delighted with the result. "This is further evidence that Eiffel's re-engineered particles are superior to those produced by traditional methods as well as being suitable for inhalational delivery" said Cussen. "The compounds supplied by Eiffel lead to a very uniform dosing of drug to the lung – a key requirement for FDA approval. Clearly this research further validates our SCF technology" said Cussen.

The BattellePharma team was equally pleased with the outcome of this feasibility study. Dr. Ada Cowan, BattellePharma's Director, of Formulation Research and Development noted "This study demonstrates the feasibility of preparing stable liquid formulations of biopharmaceuticals with high drug loadings, offering a breadth of additional options to traditional powder preparations for pulmonary delivery dosage forms."

This research builds on the recently announced positive preclinical Insulin trial results conducted by Eiffel where the biological activity of Insulin was not only retained, but enhanced after SCF processing.

BattellePharma signals change in strategy

Despite the success of the feasibility study, BattellePharma has indicated that, as part of an internal restructure, it has chosen to focus its resources on commercial drug product development. As a result, it will not be continuing with the basic research feasibility contract with Eiffel Technologies. Eiffel will receive no further revenue under this agreement, but this is not expected to have a material impact on current or projected financial position.

Both BattellePharma and Eiffel have agreed that they wish to use the results of this feasibility program to attract pharmaceutical partners into joint product development programs utilizing the combined Mystic and SCF technologies.

Further progress on Eiffel patent application

In a further positive development, Eiffel Technologies has received a report from the International Preliminary Examination Authority that its patent application relating to the Synthesis of Small Particles is novel, inventive and industrially applicable. This is further evidence of the international competitiveness of the Company's technology and the depth and breadth of Eiffel Technologies' Intellectual Property portfolio.

The next steps in the process will be to submit the patent application for further International examination in Europe, US, UK and other nominated countries.

Eiffel Technologies Ltd, is a chemical engineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialization of SCF drug technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. Eiffel Technologies Ltd has international collaborations with Sheffield Pharmaceuticals Inc, Amarin Corporation Plc, Profile Therapeutics Plc and BattellePharma Inc. For more information on Eiffel, see the Company website www.eiffeltechnologies.com.au for details.

BattellePharma is a pre-public specialty pharmaceutical company leveraging science and technology to design more effective medicines. The company has a growing portfolio of nine products in development, with several in early clinical trials. The products are based on three proprietary platforms: Mystic(TM) inhalation technology, novel formulation technologies, and inhaled anticancer therapy. The company develops products by combining these platforms with novel or generic compounds to create therapies to treat respiratory and systemic diseases. BattellePharma has partnerships with numerous pharmaceutical corporations, including Abbott Laboratories, Corus, GlaxoSmithKline, Pfizer Inc, Pharmacia, Viasys Healthcare, and ViroPharma Inc, and is a subsidiary of Battelle Memorial Institute, the world's largest independent and private research and development organization. For more information on BattellePharma, reference the company's website at www.battellepharma.com.

Contacts:

Charles Bramlage
Senior VP and General Manager
BattellePharma, Inc.
Phone: 1-614-340-2352

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
c.cussen@eiffeltechnologies.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/11/2002

TIME: 14:17:48

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Placement



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

7 November, 2002

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1300 300 021
No. of Pages:	1

EIFFEL TECHNOLOGIES – SHARE PLACEMENT

Eiffel Technologies Limited (Eiffel) (ASX: EIF) is pleased to announce that, subject to shareholder approval, the Company has raised $3.7 million through a placement of 30.6 million ordinary shares to institutional and sophisticated investors. The placement is subject to approval by the Company's shareholders at an Extraordinary General Meeting to be held on 21 November, 2002.

The placement was arranged and managed by Burdett Buckeridge Young Corporate Finance.

The funds raised from this placement will be used to support Eiffel's accelerated commercialisation and research strategies together with capitalising on the increased interest and demand for Eiffel's particle re-engineering technologies amongst the international pharmaceutical industry.

These funds will be used to support:

- Commercial agreement to gain 100% control of Eiffel Research & Development Pty Ltd, by acquiring the 25% of the shares held by Pharmaceutical Technologies Pty Ltd, the minority shareholder in the jointly owned company originally established to undertake the commercial development of Eiffel's Super Critical Fluid (SCF) technology platforms under licence from Eiffel. The purchase of these shares is subject to shareholder approval at the Company's Annual General Meeting.
- Additional research and commercialisation staff for the Pharmaceutical Re-engineering Facility at the University of NSW including the appointment of Professor Neil Foster and Mr Hubert Regtop as full-time Eiffel executives, together with further resources for the Company's international marketing effort.
- The purchase of additional equipment for the University research facility and to establish a semi-commercial facility external to the University by the end of 2003.
- Expansion of Eiffel's research programme and to commence clinical trials on several priority drugs by the first half of 2003.

Contact:
Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/10/2002

TIME: 13:34:47

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Placement



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

24 October, 2002

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1300 300 021
No. of Pages:	2

EIFFEL TECHNOLOGIES – SHARE PLACEMENT TO SUPPORT GROWTH PLANS

The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce the appointment of stockbrokers, Burdett Buckeridge Young Limited (BBY) to arrange the placement of 30 Million fully paid ordinary shares.

The placement is subject to shareholder approval and a general meeting of shareholders has been convened for November 21, 2002.

The funds raised from this placement will be used to support Eiffel's accelerated commercialisation and research strategies together with capitalising on the increased interest and demand for Eiffel's particle re-engineering technologies amongst the international pharmaceutical industry.

These funds will be used to support:

- Commercial agreement to gain 100% control of Eiffel Research & Development Pty Ltd ERD, by acquiring the 25% of the shares held by Phyotherapy Pty Ltd, the minority shareholder in the jointly owned company originally established to undertake the commercial development of Eiffel's Super Critical (SCF) technology platforms under licence from Eiffel Technologies. The purchase of these shares is subject to shareholder approval at the Company's Annual General Meeting.

- Additional research and commercialisation staff for the Pharmaceutical Re-engineering Facility at the University of NSW including the appointment of Professor Neil Foster and Mr Hubert Regtop as full-time Eiffel executives, together with further resources for the Company's international marketing effort.

- The purchase of additional equipment for the University research facility and to establish a semi-commercial facility external to the University by the end of 2003.

- Expansion of Eiffel's research programme and to commence clinical trials on several priority drugs by the first half of 2003.

This development is an important milestone in Eiffel's commercialisation strategy of outlicensing its intellectual property either through joint ventures or profit sharing with revenue streams being generated by a combination of upfront and progressive milestone payments as well as royalties from sales.

In addition to this placement, shareholders will be asked to approve the extension of the Jagen Pty Ltd (Jagen) 25 million options from 3 to 5 years granted on October 23, 2002, the date they converted to 25 million ordinary Eiffel Shares under the Convertible Note Agreement as well as approving the issuing of an additional 3 million 5-year options to Jagen exercisable at 25 cents per share.

Contacts:

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9233 7622



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 08/10/2002

TIME: 12:25:59

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints eminent International Scientifc Advisory Board



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

8 October, 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

EIFFEL TECHNOLOGIES APPOINTS EMINENT INTERNATIONAL SCIENTIFIC ADVISORY BOARD

Eiffel Technologies Limited (EIF: ASX) announces the formation of its world-class Scientific Advisory Board. The five-member panel represents an impressive breadth of industry and academic experience within the pharmaceutical and drug delivery industries across both the European and North American markets.

Professor Robert Langer, Professor of Chemical Engineering at the Massachusetts Institute of Technology. He has been named by Time Magazine and CNN as one of the 100 most important people in America and one of the 18 top people in science or medicine in America. Professor Langer has written over 700 articles and over 400 patents, with 80 of those patents having been licensed to pharmaceutical, chemical, biotechnology and medical device companies. Forbes Magazine and BioWorld have named him as one of the 25 most important individuals in field of biotechnology. Professor Langer is also the Chairman of the US FDA's Science Board, the FDA's highest advisory board.

Professor Ronald T. Borchardt is the Solan E. Summerfield Distinguished Professor of Pharmaceutical Chemistry at the University of Kansas and Professor at the Victorian College of Pharmacy in Melbourne. He has previously consulted with approximately 40 major biotech and pharmaceutical companies including GlaxoSmithKline, AstraZeneca, Pharmacia, Alza, Genentech, Hoffman La Roche and Aventis. He is on the Editorial Boards of seven international scientific journals including *Advanced Drug Delivery Reviews* and he is the Editor-in-Chief of the Journal of Pharmaceutical Sciences. He is the author or co-author of over 450 scientific papers and 460 scientific abstracts.

Professor David Ganderton has over 40 years experience in the pharmaceutical industry. Based in the United Kingdom, he has specialised in the pulmonary delivery of pharmaceuticals. He directed the research of drug delivery at the Pharmaceutical Division of ICI (now AstraZeneca), is former Chairman of the British Pharmacopoeia Commission and a director of drug delivery company, Vectura Ltd. In 1995 he received an OBE for his services to the health industry and in 1998 he received the Pharmaceutical Society's Charter Gold Medal for his contributions to the UK pharmacy profession.

Steve Harris, based in the United Kingdom, has extensive experience in the international biotech and pharmaceutical industries. He is currently Chairman of Proteome Sciences in London and a non-executive director with six other life science companies, including drug delivery company SkyePharma plc. He has particular expertise in fund raising, IPOs, business development and licensing and has previously worked for ICI (now AstraZeneca), Eli Lilly, Merck Sharpe & Dohme and Reckitt and Colman. Steve Harris has a Bachelors degree in Pharmacy and was elected a fellow of the Royal Pharmaceutical Society in 2001.

Professor Anthony Hickey is a world expert in the field of pharmaceutical process engineering, inhalation aerosol technology and in pharmaceutical particulate science. He is currently Professor of Drug Delivery and Deposition and Associate Professor of Pharmaceutics at the University of North Carolina. He has collaborated with GlaxoSmithKline, Bayer Corporation, 3M Pharmaceuticals, Abbott Laboratories and Rhone-Poulenc-Rorer (now Aventis). His experience covers several scientific areas highly relevant to Eiffel's work and his input will be extremely valuable.

The **Scientific Advisory Board** will assist Eiffel with the successful development and commercialisation of its supercritical fluid technology on a number of fronts. The Board members will support the company on research and technical issues, helping to identify and direct exploration of the most suitable market opportunities for the company's technology. The association with these leading figures within the pharmaceutical industry will be invaluable for building relationships with international pharmaceutical and biotech companies. Establishment of the Board will also help promote the use of the technology within the industry and in particular promote Eiffel's leading expertise in the pharmaceutical application of supercritical fluids.

* * * * * * * * * * * * * * *

Eiffel is also pleased to announce it has secured the services of two highly regarded pharmaceutical industry consultants, **Professor Colin Pouton** and **Professor S.S. (Bob) Davis**. **Colin Pouton** is currently the Professor of Pharmaceutical Biology at the Victorian College of Pharmacy and has over 25 years of pharmaceutical experience. He was European Editor-in-Chief of *Advanced Drug Delivery Reviews* for six years, has consulted to many major pharmaceutical companies and has an international reputation for his research in drug delivery. **Professor Davis** has been working on novel drug delivery systems for almost 30 years and is currently Professor of Pharmaceutical Sciences at the University of Nottingham in the UK. His specific area of expertise includes transmucosal delivery of pharmaceuticals, and oral and parenteral systems for controlled release of pharmaceuticals. He is credited with founding two commercial pharmaceutical organisations, DanBioSyst (UK) Ltd (now part of West Pharmaceutical Services) and Pharmaceutical Profiles Ltd.

Contacts:

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Rod Tomlinson
Non-Executive Director
Eiffel Technologies Limited
Phone: +61 3 9592 4554
Mobile: 0418 312 449



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/08/2002

TIME: 15:53:30

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Breakthrough Insulin Study



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

15 August, 2002

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1300 300 021
No. of Pages:	2

EIFFEL TECHNOLOGIES ANNOUNCES BREAKTHROUGH INSULIN STUDY

Australia, Melbourne, August 15, 2002 – In a breakthrough insulin study announced today, Eiffel Technologies Ltd (EIF: ASX) has successfully employed its supercritical fluid re-engineering techniques to dramatically increase the effectiveness of insulin in preclinical studies. In a consultant report on the Eiffel preclinical studies, by the renowned international expert on diabetes and Director of the International Diabetes Institute in Australia, Professor Paul Zimmet, he said "this micronised form (of insulin) is at least three times as effective, and possibly more so, than the native insulin".

Independent animal trials were conducted earlier this year by the Metabolic Research Unit at Deakin University to investigate the effects of particle re-engineering on pharmaceutical grade insulin using supercritical fluid (SCF) technology. The insulin was re-engineered by Eiffel Technologies, a specialist chemical engineering company that uses supercritical fluid processing techniques to reduce drug particle size and achieve controlled particle design of new and existing pharmaceutical compounds.

The preclinical studies examined the effect on blood glucose levels in rats of SCF processed insulin and compared the result with standard pharmaceutical grade insulin, producing some surprising results. "The micronised insulin not only retains full activity in reducing blood glucose concentrations in the rats after SCF processing but also has an enhanced hypoglycaemic effect," said Professor Zimmet. "In addition, the duration of action of the micronised insulin appears to be greater than the native insulin."

Over 40% of pharmaceutical products on the market have problems with bioavailability and SCF techniques are being rapidly investigated for their ability to improve the performance of pharmaceuticals within the body and also to offer alternative and more patient-friendly delivery. "It is clear from the data that the supercritical fluid processing of the insulin does not reduce its activity and, in fact, appears to enhance it," said Professor Zimmet. The International Diabetes Institute predicts there are 60 – 70 million people worldwide requiring insulin therapy and this figure is expected to double by 2025.

The findings in this report are important on a number of fronts. The pharmaceutical market for diabetes is estimated at over US$7 billion a year and SCF reprocessing may offer significant cost reductions for insulin manufacturers. The extended duration of action of the SCF processed insulin also suggests that the frequency of injection by people with diabetes may be reduced.

The results with the insulin protein also suggests this technology may have applications for other therapeutic protein/peptide drugs where the main considerations of delivery (predominantly by injection) and cost of manufacture could be addressed. There are over 100 therapeutic proteins and peptides currently on the market with over 350 in development. Eiffel Technologies recently filed a provisional patent application relating to the results from this insulin study.

In Australia, diabetes is one of the most costly diseases in both human and economic terms. Its annual cost to the nation exceeds $1.2 billion, it shortens life expectancy by up to 15 years, and its level of incidence has trebled since 1981. It is a major risk factor for heart disease, kidney failure and blindness. Type 1 diabetes results from an autoimmune destruction of the pancreatic beta cells which produce insulin. In this form of diabetes, insulin is required for survival and it accounts for 10% of all persons with diabetes in Australia. Type 2 diabetes is characterised by the body's resistance to insulin and the impaired insulin production by the pancreas. It accounts for over 85% of people with diabetes in Australia. Obesity and a sedentary lifestyle are major contributors to Type 2 diabetes and lifestyle intervention is the primary approach to disease management. Over half the number of cases of diabetes in Australia go undiagnosed.

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialisation of SCF drug re-engineering technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. Eiffel Technologies Ltd has international collaborations with Sheffield Pharmaceuticals Inc, Amarin Corporation Plc, Profile Therapeutics Plc and BattellePharma Inc. For more information on Eiffel, see the Company website www.eiffeltechnologies.com.au for details.

For further information, please contact: -

Professor Paul Zimmet
Director
National Diabetes Research Institute
Phone: +61 3 9258 5049

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
c.cussen@eiffeltechnologies.com.au



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
Date: 29 July 2002

Amendment to Date

Please note, on the announcement sent this morning at 9:40am, the date was inadvertently marked 29 June 2002, when it should have been 29 July 2002. We have attached an amended copy.

John Jennings
Company Secretary



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/07/2002

TIME: 09:40:21

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Acceleration of Commercialisation Initiatives



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

Should be 29/07/02

29 June 2002

To:	Announcements Section ASX
Company:	Australian Stock Exchange
Fax:	1300 300 021
No. of Pages:	2

Eiffel Technologies Announces Acceleration of Commercialisation Initiatives and New Research Facility is Officially Opened

At today's official opening of the $3 million jointly funded Eiffel Technologies Limited and the University of New South Wales (UNSW) Pharmaceutical Re-engineering Research Facility situated at the UNSW , the Chairman of Eiffel Technologies Limited (Eiffel) Mr Thomas J Hartigan announced the following initiatives undertaken by Eiffel to accelerate Eiffel's commercialisation of it's Supercritical Fluid (SCF) Technology.

- Eiffel has reached commercial agreement to gain 100% ownership of Eiffel Research and Development Pty Ltd (ERD), the jointly owned company originally established to undertake the commercial development of Eiffel's SCF technology platforms under license from Eiffel.
- Professor Neil Foster and Mr Hub Regtop will become full time Eiffel executives.
- Eiffel will increase the annual research staff budget for the new UNSW - Eiffel Pharmaceutical Re-engineering Research Facility.
- Eiffel will accelerate commercialisation of the SCF technology by out licensing the SCF intellectual property either through joint ventures or profit sharing agreements with revenue streams being generated from a combination of upfront and progressive milestone payments as well as royalties from sales.

ERD was established in December 2000 and is currently jointly owned 75% by Eiffel Technologies and 25% by Phytotherapy Technology Pty Ltd (PT) (a company jointly owned by Prof Neil Foster and Mr Hub Regtop). To date this Eiffel subsidiary has undertaken the research and commercial development of the SCF technology and will be the recipient of future income streams from developing the SCF technology.

" The acquisition by Eiffel of the 25% shareholding in ERD from PT is a very positive development for Eiffel as it will create a more transparent corporate structure," said Mr Hartigan where 100% of all future revenue streams will flow through to Eiffel.

The addition of Professor Foster, who is recognised as one of the world's leading experts in SCF technology, and Mr Hubert Regtop, as full time executives to Eiffel will not only strengthen the management team of the company but will accelerate Eiffel's research and development activity currently being undertaken by Professor Neil Foster's research team."

Commercial terms for the acquisition of the remaining 25% shareholding in ERD are still subject to completing formal legal documentation and obtaining Eiffel shareholder approval at Eiffel's AGM planned for late October 2002.

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/07/2002

TIME: 09:24:08

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Update





EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

29th July, 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 8 (incl. covering page)

EIFFEL TECHNOLOGIES INVESTOR UPDATE

Please refer to attached Eiffel Technologies Limited (EIF: ASX) Investor Update.

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



EIFFEL TECHNOLOGIES

Investor Update

July 29, 2002

LETTER FROM CEO

I am delighted to take this opportunity to update shareholders on the real progress Eiffel Technologies has made over the last nine months. It has been a busy time for the company and the following 12 months is set to be a pivotal period for this emerging chemical engineering company.

There have been several important developments in recent months that you may not be aware of. The good news is that Eiffel is on track to complete its emergence as an important biomedical, drug re-engineering company that we believe has a promising future.

The purpose of this Investor Update is not only to recap on the important events over the last nine months but also to outline the company's future and to give shareholders transparent investment parameters on which to judge the company's progress. To this end, we have included a chart to illustrate the recent progress of the company and to outline the key milestones expected to be reached over the next year. We have also included a summary of the key announcements made to the Australian Stock Exchange as well as copy of an independent research report on the drug delivery industry that should be of interest to shareholders.

The company's objectives are to commercialise its technology by outlicensing of intellectual property through joint ventures and/or profit sharing arrangements with a revenue stream coming from upfront and milestone payments, together with royalties on sales. Eiffel will conduct the R&D and re-engineer material for pre-clinical and clinical trials, and full scale re-engineering of products will be completed by collaborative partners or contracted third parties. To support our commercial strategy, it is Eiffel's objective to install a clinical trial facility within the next 12 months.

In 2000, Eiffel acquired exclusive licences to a suite of technologies and the commercial rights to chemical engineering science developed by the technical expertise of a team of scientists at the University of NSW. Specifically the science is that of the SuperCritical Fluid (SCF) technology developed by the School of Chemical Engineering, lead by Professor Neil Foster.

SCF incorporates a suite of techniques that allows powerful compound extraction and precise and miniaturised particle formation with minimal damage to the process material. The benefits of the technology are two-fold: it improves how drugs work, improving absorption into the blood stream, and it offers consumers and manufacturers a more patient-friendly delivery of pharmaceuticals. Professor Foster's group is one of the leading SCF research groups in the world today.

	August 2001	August 2002
Commercial collaborations	0	5
Validation of Technology (in vitro)	Commissioned	Complete - results pending
Pre-clinical validation (in vivo)	Commissioned	Complete - results pending
Scientific advisory board	No	Being finalised
Research facility	Existing university laboratory	New $3 million facility with International accreditation to be received
Staff	2	10
Patent applications	0	6

The pharmaceutical industry generates worldwide sales of approximately US$350 billion each year, however almost 50% of drugs on the market have poor solubility or absorption into the blood stream. The technologies that pharmaceutical companies are looking for today are ones that will improve drug absorption and Eiffel's SCF particle re-engineering technology platforms offer a viable solution to this problem. With approximately US$40 billion of branded pharmaceuticals coming off patent over the next five years, technologies that can provide product differentiation or extend patent life also are in strong demand.

Eiffel's technology has applications across the entire pharmaceutical industry; new drugs in development, currently marketed drugs and generic pharmaceuticals. In addition to the company's collaborative work, Eiffel has in-house development programs that will target the re-engineering of pharmaceuticals in 10 different therapeutic areas, such as cardiovascular, diabetes, anti-viral and anti-arthritic therapies. This research will result in Eiffel Technologies developing valuable and patentable intellectual property.

The good news for Eiffel and its shareholders is that there are very few competitors in this field and many of the competitors that do exist have been acquired by larger biotech/pharmaceutical companies to exploit the technology for in-house development programs. One example of this is Bradford Particle Design Plc, which was acquired by Inhale Therapeutic Systems for US$200 million in December 2000.

So just what have been the key developments over the last nine months? Eiffel has now signed five collaborative agreements with international pharmaceutical companies to develop modified drug structures and expects to announce further collaborations by the end of the year. Using Eiffel's SCF expertise, we are able to re-engineer existing pharmaceutical compounds that our partners are assessing for use in their respective proprietary drug delivery vehicles. The belief by Eiffel and our partners is that employing precise SCF techniques – and sometimes a combination of techniques, solvents and various processing parameters – will produce smaller particles that are more consistent in size, without damaging or denaturing the active pharmaceutical ingredients.

Our in-house research program to validate the technology has now been completed and results are expected to be released within the next month. Although Eiffel has yet to release any data from preclinical studies, it is a positive sign that one partner, BattellePharma, has entered into a second agreement with Eiffel, following the completion of the first program.

Of the five drug delivery collaborations entered into, three are what we term research agreements, where both companies are responsible for their individual costs. Two of the deals – the second agreement with BattellePharma and the first contract with Sheffield Pharmaceuticals – are what we call feasibility studies, where Eiffel is paid a contract fee for conducting specific trials. It is important to note however, that Eiffel retains the intellectual property that relates to its processes. Eiffel anticipates that some of these collaborations will lead to clinical trial development which is required before the re-engineered product can reach the market. Importantly, Eiffel will look towards moving its in-house development program into clinical trials to maximise the potential of the technology.

Eiffel is not a drug discovery business. It is a later stage drug re-engineering company with revenue streams expected earlier than with traditional drug discovery work. And although clinical trials are required for re-engineered pharmaceuticals, they are not as extensive or as lengthy as for new drug development.

In other important developments, Eiffel is pleased to announce that its upgraded research facility at the University of NSW was recently opened on 29 July, 2002, by The Hon Nick Minchin, Federal Minister for Finance & Administration. The R&D facility cost $3 million to build and fitout, with the University also contributing to the capital costs of this research laboratory. This facility will allow Eiffel to conduct all preclinical work and to produce sufficient quantities of reprocessed pharmaceutical compounds for Phase1 clinical trials.

Although the company has transferred the ownership of the Pharmaction manufacturing business to Cottee International, it is awaiting payment from the sale of this business. Importantly this debt is secured over real estate and other company assets and Eiffel expects to receive between $2 million – $2.5 million of this payment towards the end of this calendar year, following the sale of the land, with the balance to be received by August 2003.

I would like to thank all shareholders for your continued patience and support during our company's transition. Eiffel is on the cusp of recognising the widespread and valuable application of its SCF technology. It's an exciting time for the company and I look forward to sharing in Eiffel's achievements with you in the future.

Christine Cussen

Christine Cussen
CEO
Eiffel Technologies Ltd



Photo: 1
Standard pharmaceutical grade insulin.



Photo: 2
Insulin produced by Eiffel Technologies using SCF techniques. This photo has been magnified by 50 times compared to photo 1. Not only is the SCF processed insulin more than 50 times smaller, but also importantly, the shape is spherical, not jagged, which should result in a more consistent and predictable therapeutic response.

Photo: 3
A standard pharmaceutical grade antibiotic.



Photo: 4
The same antibiotic processed by Eiffel Technologies using a particular SCF technique, solvent and process conditions. The scale on this photo is the same as photo 3, and it is clear that the SCF processed antibiotic is significantly smaller and a more consistent size and shape.



MILESTONES

Chart 1: Eiffel's key events over the last year and anticipated milestones over the coming 12 months



August 1 2001
Collaborative Research Program Initiated
Pre-clinical Trials Initiated
Amarin Corporation (UK)
Profile Therapeutics (UK)
Provisional Patents Lodged
August 1 2002
Animal Trial Results (validation 1)
Signing of Several Collaborative Agreements
Strategic Alliances/ Licensing of IP
Establishment of Clinical Trial Facility
Continued Revenue from Collaborative Work
August 1 2003
Sheffield Pharmaceuticals (US)
BattellePharma (1) (US)
Official Lab Opening
Results from Collaborative Work (validation 2)
Commencement of Clinical Trials (In-house Program)
In House Research Program Initiated
International Patent Filed
BattellePharma (2) (US)
SAB
Funds from Sale of Land (Pharmaction)
Commencement of Clinical Trials (with Collaborator)

NOTES

In-house Research Program Initiated

Work on the re-engineering of pharmaceutical compounds in 10 different disease areas initiated.

Sheffield Pharmaceuticals (US)

Eiffel's first feasibility study contract signed with Sheffield Pharmaceuticals in November 2001. Project involves the re-engineering of two different pharmaceutical compounds.

Collaborative Research Program Initiated

Following the signing of Eiffel's first SCF contract a month earlier, Eiffel began its collaborative research program in December 2001.

International Patent Filed

An international patent was filed by Eiffel in December 2001 covering specific SCF applications.

Pre-clinical Trials Initiated

In the same month, pre-clinical animal studies were initiated to test for both delivery and effectiveness of Eiffel's SCF processed material. Results are expected to be released early in the second half of 2002.

BattellePharma (1)

First collaborative agreement signed with BattellePharma (formerly Battelle Pulmonary Therapeutics) in December 2001 relating to re-engineering of an undisclosed protein.

Provisional Patents Lodged

In March 2002, Eiffel lodged provisional patents covering undisclosed SCF applications.

Amarin Corporation (UK)

Collaborative agreement signed with Amarin Corporation in May 2002 for re-engineering of undisclosed compound. First agreement for Eiffel that relates to re-engineering of pharmaceutical compounds for oral delivery.

BattellePharma (2)

Second collaboration with BattellePharma announced in June 2002. This is a paid feasibility study relating to the re-engineering of asthma compounds.

Profile Therapeutics (UK)

Research collaboration with Profile Therapeutics signed in July 2002 relating to the re-engineering of an undisclosed pharmaceutical compound.

Official Lab Opening

Eiffel's R&D facility situated at the University of NSW is officially opened by The Hon Nick Minchin. The R&D facility will be used by up to 12 scientists and will allow the re-engineering of pharmaceutical material for pre-clinical and Phase I clinical studies. GMP accreditation of this facility is expected during the course of the year.

SAB - Scientific Advisory Board is being installed

This high profile group of pharmaceutical industry experts from the US and the UK will assist Eiffel in the development and commercialisation of its technology.

Animal Trial Results (validation 1)

Results from animal trials being conducted by the Metabolic Research Unit at Deakin University of pharmaceutical compounds re-engineered by Eiffel using SCF techniques. The results will primarily indicate whether pharmaceutical activity is maintained.

Results from Collaborative Work (validation 2)

Results are expected to be released by collaborative partners detailing the effectiveness of Eiffel's SCF re-engineering.

Signing of Several Collaborative Agreements

Eiffel is continuing discussions with local and international biotech and pharmaceutical companies regarding product collaborations. News of any new agreements will be announced when completed.

Funds from Sale of Land

Eiffel expects to receive proceeds from the sale of the Pharmaction land sold to Cottee before the end of 2002. It is estimated the sale of this property will return between $2.0 - $2.7 million. Eiffel continues to await for proceeds of the sale of the remaining Pharmaction business. Although this is expected to be received within the next 12 months, the delayed receipt of these funds (between $1.0 - $1.7 million) will not have a material adverse impact on progression of Eiffel's business plan.

Strategic Alliances/Licensing of IP

Eiffel's commercial strategy is to outlicense its intellectual property through joint ventures with a revenue stream coming from upfront and milestone payments, together with income from royalties or profit share arrangements.

Commencement of Clinical Trials (In-house Program)

Eiffel also anticipates the commencement of in-house clinical trials of one or more products from the 10 disease areas currently being investigated.

Establishment of Clinical Trial Facility

Over the next 12 months, Eiffel expects to complete the construction of a clinical trial manufacturing facility. This facility will have the capacity to reprocess sufficient volumes of pharmaceutical products for clinical trials.

Commencement of Clinical Trials (With Collaborator)

This will be a major milestone for Eiffel over the next year. The current collaborative work Eiffel is conducting is pre-clinical work. It is expected that success in these programs will lead to joint clinical development work with the partner and this will involve up front payments for Eiffel as well as milestone payments and royalties from product sales.

Continued Revenue from Collaborative Work

Eiffel is now generating revenue from two feasibility contracts it has entered into; one with Sheffield Pharmaceuticals and the other with BattellePharma. This is not an insignificant revenue stream for Eiffel and is expected to increase over the next 12 months.

Eiffel Technologies Signs Its 5th International Drug Delivery Agreement In Less Than 8 Months

July 1, 2002

Eiffel Technologies Ltd (EIF: ASX) has signed its fifth international agreement in the area of pharmaceutical reformulation in only eight months. The UK listed pharmaceutical group, Profile Therapeutics plc (LSE: PTP), and Eiffel Technologies will combine their respective technologies to investigate the delivery of an undisclosed pharmaceutical compound in an initial project that is expected to take approximately six months.

"Our fifth agreement with an international pharmaceutical company in such a short period of time is a very positive sign for the Company" said Eiffel CEO Christine Cussen. "It's an indication of the rapid acceptance of SuperCritical (SCF) technology within the pharmaceutical industry and a very positive endorsement that Eiffel is now received as a key player in the international arena of SCF for pharmaceutical reformulation."

"The momentum is clearly building in the use of SCF techniques for pharmaceutical reformulation," said Cussen. "We believe that the low number of commercial competitors in this sector and the very strong interest in the technology by the pharmaceutical and biotechnology industries have been key factors in Eiffel signing its fifth international drug-delivery agreement." Eiffel believes it is the only commercial group that offers the full suite of SCF technologies.

Eiffel is ramping up its development work due to the international expansion of its collaborative work within the pharmaceutical industry, and its new research facility in Sydney is expected to be opened next month.

Unlike traditional drug discovery, re-engineering of currently marketed drugs is quicker and cheaper than new drug development, usually taking between three to five years to bring a reformulated product to market compared to ten to fifteen years in new drug development. Drug re-engineering, using SCF, can be used to extend the patent life of drugs prior to generic competition. This represents a significant commercial opportunity for Eiffel Technologies, given that drugs to the value of $US 40 billion are due to experience generic competition in the next 5 years.

SCF technology involves a chemical engineering technique that can produce consistent and fine pharmaceutical particles without the harsh crushing, milling and grinding techniques currently in place. Increased and more consistent absorption of active pharmaceutical compounds into the body, reduced patient side effects, and the option of alternative, more convenient drug delivery routes are the main advantages the technology offers. The technology is predicted to become the preferred method of production of many pharmaceutical products in the future.

Re-engineering of pharmaceuticals offers the possibility of producing oral or inhaled insulin, replacing the series of multiple daily injections. Inhalation of cancer drugs that currently require daily injection or weekly infusion through hospital admission may also be achieved through particle re-engineering. Reducing dose frequency from daily to once or twice a month for patients with chronic illnesses or reducing the regime of multiple daily tablets by patients with AIDS, for example, to a single combination tablet is a very attractive proposition and a possibility using this technology.

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. The company has headquarters in Melbourne and its research facility is located the University of NSW.

The company's business model is to enter into long-term manufacturing agreements for the reformulation of pharmaceutical compounds yielding improved therapeutic performance and offering less invasive or streamlined delivery choices for patients.

The company has drug delivery alliances with Sheffield Pharmaceuticals Inc and BattellePharma Inc in the US, and Amarin Corporation Plc in the UK. Eiffel Technologies is listed on the ASX and currently has a market capitalisation of $15 million. For more information on Eiffel, see the Company website www.eiffeltechnologies.com.au for details.

Profile Therapeutics plc ("Profile") is a UK-based drug delivery and specialist pharmaceutical company, focused on providing precise delivery of inhaled drugs to patients for whom conventional mass market inhalers are ineffective or inappropriate. Using its proprietary "intelligent inhaler" technology as the delivery platform, Profile collaborates with pharmaceutical and biopharmaceutical partners to deliver new therapies and existing drugs, that may benefit from a change of route of administration to inhaled delivery. Profile has disclosed collaborations with Pfizer and Schering AG.

In addition, Profile has a specialist pharmaceutical subsidiary, Profile Pharma, which is focused on delivering existing specialist drugs for severe respiratory indications. In March 2002, Profile submitted an application for a marketing authorisation for its first drug, Promixin™, an inhaled antibiotic for use in the treatment of Cystic Fibrosis. Further information on Profile can be found at www.profilehs.com

Eiffel Technologies Signs Second Agreement With BattellePharma To Develop Asthma Treatment

June 12, 2002

Melbourne, Australia - Eiffel Technologies Ltd (EIF: ASX) announced today it has signed a second agreement with BattellePharma, a pre-public specialty pharmaceutical company based in the United States. Under this 12-month contract, Eiffel will create drug nanoparticles for BattellePharma's asthma product, now in development, using its suite of Supercritical Fluid (SCF) technologies. BattellePharma will utilize the drug particles in the development of a novel asthma product and will test it using BattellePharma's proprietary MysticTM inhalation delivery technology. Eiffel will retain the intellectual property that relates to the process and methodology of its SCF technology. Specific details of the agreement and the project were not disclosed.

Eiffel's SCF technology is a chemical engineering technique that is emerging within the pharmaceutical industry as a tool used to improve drug delivery and effectiveness. It results in increased and more consistent absorption of drugs in the body, reduced patient side effects, and increased efficacy and delivery options. The re-engineering of existing therapies is a way to extend the patent life of currently marketed and generic drugs.

This is the fourth international drug delivery agreement in six months for Eiffel Technologies. This second collaboration with BattellePharma, which has partnerships with several major pharmaceutical groups, follows a recently completed initial research collaboration with the company. Eiffel's other recently announced partnerships include a contract signed with Sheffield Pharmaceuticals Inc, in the U.S. in December 2001, and a research collaboration signed in May 2002 with Amarin Corporation in the United Kingdom.

With more than US $40 billion in drugs coming off patent over the next five years, there is a need for improved drug delivery and performance through particle re-engineering. The global market for asthma therapeutics is estimated at more than US $8 billion a year and more than 100 million people suffer from asthma worldwide.

"This second agreement with BattellePharma is a revenue generating contract and serves as a strong endorsement for our SCF technologies," said Christine Cussen, Eiffel Technologies CEO. "Eiffel adds value by reformulating new, currently marketed, and generic pharmaceuticals to improve the performance of therapies and offer more convenient, patient -friendly delivery of drugs. The BattellePharma agreement represents the potential to progress towards a long term supply agreement with a highly reputable pharmaceutical company."

"We are pleased to continue our relationship with Eiffel," said Dennis Cearlock, BattellePharma's CEO. "Our Mystic technology, which outperforms current inhaled drug delivery options, allows for highly reproducible dosing, resulting in better disease management and lower overall doses for improved safety. We believe the combination of the SCF technology and our Mystic delivery system will enhance the performance of BattellePharma's asthma product."

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialization of SCF drug re-engineering technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. For more information on Eiffel Technologies, see the company website www.eiffeltechnologies.com.au for details.

BattellePharma is a pre-public specialty pharmaceutical company leveraging science and technology to design more effective medicines. The company has a growing portfolio of nine products in development, with several in early clinical trials. The products are based on three proprietary platforms: Mystic™ inhalation technology, novel formulation technologies, and inhaled anticancer therapy. The company develops products by combining these platforms with novel or generic compounds to create therapies to treat respiratory and systemic diseases and lung cancer. BattellePharma has partnerships with numerous pharmaceutical corporations, including Abbott Laboratories, GlaxoSmithKline, Pfizer Inc., Viasys Healthcare, and ViroPharma Inc., and is a subsidiary of Battelle Memorial Institute, the world's largest independent and private research and development organization. For more information on BattellePharma, reference the company's website at www.battellepharma.com.

Eiffel Technologies Ltd Announces Drug Research Agreement With Amarin Corporation To Improve Oral Drug Delivery

May 17, 2002

Australia, Melbourne — Eiffel Technologies Ltd (EIF: ASX) has announced its third international drug delivery alliance within six months. In a strategic research partnership with Amarin Development AB, a subsidiary of specialty pharmaceutical group, Amarin Corporation Plc (NASDAQ: AMRN), Eiffel will combine its Supercritical Fluid (SCF) bioengineering technology with Amarin's patented controlled-release delivery system.

The initial phase of the collaboration, where each party will be responsible for individual costs, will involve applying Eiffel's SCF technology to the production of sub-micron sized drug particles of a currently undisclosed drug substance that has poor solubility. Those drug particles will then be incorporated into Amarin's Diffusion Controlled Vesicle (DCV) controlled -release technology.

The new combination technology could potentially improve the extended -release of drugs that are difficult to deliver orally because of their low absorption into the blood stream. The new combination technology could be applied to new compounds or drugs currently on the market but not available in extended-release formulations due to dissolution issues that negatively impact bioavailability. If successful, the collaboration may lead to an expanded development alliance between the two groups.

The partnership not only confirms the growing interest in SCF technology within the pharmaceutical industry but is also an important strategic alliance for Eiffel. Amarin Corporation, headquartered in London, is an emerging specialty pharmaceutical company focused in neurology and pain management with an established US neurology sales and marketing operation. Amarin Development is the product development division based in Sweden with products on the market distributed by pharmaceutical companies including Sanofi-Synthelabo, Pharmacia and Tanabe Seiyaku.

The collaboration is also an important move for the company into the reformulation of oral pharmaceutical products, which dominates the drug delivery market, worth US$39 billion in 2000. Previous collaborations entered into focused on the development of inhaled pharmaceuticals to replace the injection of existing drugs.

SCF technology allows the reformulation of drugs to improve drug efficacy and improve patient compliance through a more patient friendly delivery means. Smaller particle size and a more controlled, narrow particle size distribution can be achieved using SCF techniques resulting in increased absorption profiles, reduce dosage and decreased medication side effects.

"Amarin is committed to enhancing the value of our technology platforms through innovative research partnerships and collaborations," said Rick Stewart, chief executive officer of Amarin Corporation. "This new, combination technology has the potential to both improve the quality of controlled release drugs on the market, as well as broaden the range of drug molecules that can be effectively delivered orally. Most importantly, we believe that this combination could provide significant value to our patients and customers, as well as helping to advance our internal drug development efforts in the key areas of neurology and pain management."

Under the terms of the agreement, Eiffel Technologies will retain the intellectual property that relates to the process and methodology of its SCF technology. To date, Eiffel has filed four patents covering its SCF technology. Three are provisional patent applications and one is an international patent filing via PCT, with an additional filing in the US.

Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core incorporating the active ingredient surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested,resulting in a macro -porous film structure through which drug is released at a steady rate. More than 3 billion tablets have been manufactured and used effectively by patients in more than 30 countries.

Eiffel has the full suite of the SCF techniques (see the Company website www.eiffeltechnologies.com.au for details). It can tailor make a formulation solution depending on the unique characteristics of a particular drug by improving oral, inhaled or injected pharmaceuticals. Eiffel can value add to all segments of the pharmaceutical and biotech market, from re-engineering branded or generic pharmaceuticals, or to solving absorption and delivery needs of new chemical entities.

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialization of SCF drug technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. Eiffel Technologies Ltd also has alliances with Sheffield Pharmaceuticals Inc and BattellePharma Inc, both based in the US.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

For press release and other Company information, visit their website at http://www.amarincorp.com. Amarin Development AB, based in Malmö, Sweden, is a wholly owned subsidiary of Amarin Corporation. It is dedicated to the research and development of advanced controlled release and site -specific technology solutions to create improved outcome formulations of both new and existing drugs.

Research Collaboration With Battelle Pulmonary Therapeutics (Now BattellePharma)
December 21, 2001

The Directors of Eiffel Technologies Limited advise that Battelle Pulmonary Therapeutics made the following announcement to their home Stock Exchange today.

Battelle Pulmonary Therapeutics Inc (BPT) today announced that it has signed a research collaboration agreement with Eiffel Research & Development Pty Ltd (ERD), a subsidiary of Melbourne, Australia-based Eiffel Technologies Limited. Under the terms of the agreement, ERD will use its Super Critical Fluid (SCF) technology to produce and supply sub-micron size drug particles of a protein for testing in BPT's proprietary electrohydrodynamic(EHD) or MysticTM pulmonary delivery device.

"We believe the combination of the SCF technology and our Mystic delivery system will enhance the performance and bioavailability of BPT's proprietary drugs and those we have in development with our pharmaceutical partners," said Donna Palmer, Vice President, Pharmaceutical Research and Development for BPT. "Nanoparticle technology allows us to continue to leverage Mystic's ability to control and deliver fine aerosol droplets and maintain a consistent and high drug load."

EHD is BPT's proprietary approach to aerosolizing liquids for pulmonary delivery of drugs. The Mystic device delivers particles directly to the lungs with better than 90 percent efficiency, and without the need for liquid propellants or other pressurized systems. The device comes in small, convenient sizes and can be adapted to deliver a wide range of medications. EHD inhalers provide efficient, accurate, and reproducible dosing and have optimal ergonomics.

About BPT

Battelle Pulmonary Therapeutics Inc is a specialty pharmaceutical company leveraging science and engineering for more effective medicines. Using its proprietary Mystic(TM) technology, the company develops its own products in cancer and asthma and has development agreements with leading pharmaceutical companies for asthma, COPD, respiratory infections and systemic diseases. BPT is a pre-public subsidiary of Battelle Memorial Institute, the world's largest research and consulting organization. For more information on BPT, reference the company's website at www.bpt-inc.com.

Eiffel Research and Development Awarded Contract
November 21, 2001

The Directors are pleased to announce that Eiffel Technologies Limited, through its subsidiary, Eiffel Research & Development Pty Ltd has been contracted by USA Pharmaceutical Company, Sheffield Pharmaceuticals Inc to apply Eiffel's patent pending technology to reformulate two drugs to be delivered through Sheffield's patented pulmonary delivery systems to enhance their performance.

This contract is an important validation of the application of Eiffel Technologies' Supercritical Fluid (SCF) technologies being used to reformulate and enhance the bioavailability of under-performing drugs and to improve oral, transdermal, and inhalant effectiveness of drugs currently delivered intravenously. It is anticipated that more contracts with other leading pharmaceutical companies will follow.

Up to 40% of the world's annual drug sales of approximately US $230 billion is characterised by treatments that under-perform their potential due to poor bioavailability, poor blood steam absorption and harmful side effects. Eiffel's patent pending bio-engineering technologies can change the physical characteristics of drugs and proteins to significantly improve their performance and effectiveness. The re-engineering of these treatments can significantly reduce cost (eg lower dosage), and in some cases harmful side effects while improving the possibility of more patient friendly delivery systems such as pills, patches, implants and inhalants to replace injections.

Sheffield Pharmaceuticals Inc is a specialty pharmaceutical company focused on the development of later stage, lower risk, pharmaceutical opportunities, over a range of therapeutic areas, including asthma, breakthrough pain relief and migraine. The Company currently has a pipeline of nine products in later stage development, and is developing both respiratory and non-respiratory therapies.

This collaboration represents an important milestone in commercialising Eiffel Technologies' Intellectual Property and adds credibility to Acuity Technology Management Pty Ltd's September 2000 valuation of the Technology at AUD $102M.



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

1st July, 2002

FAXED 1/7/02

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 3

EIFFEL TECHNOLOGIES SIGNS ITS 5th INTERNATIONAL DRUG DELIVERY AGREEMENT IN LESS THAN 8 MONTHS

Eiffel Technologies Ltd (EIF: ASX) has signed its fifth international agreement in the area of pharmaceutical reformulation in only eight months. The UK listed pharmaceutical group, Profile Therapeutics plc (LSE: PTP), and Eiffel Technologies will combine their respective technologies to investigate the delivery of an undisclosed pharmaceutical compound in an initial project that is expected to take approximately six months.

"Our fifth agreement with an international pharmaceutical company in such a short period of time is a very positive sign for the Company" said Eiffel CEO Christine Cussen. "It's an indication of the rapid acceptance of SuperCritical (SCF) technology within the pharmaceutical industry and a very positive endorsement that Eiffel is now received as a key player in the international arena of SCF for pharmaceutical reformulation."

"The momentum is clearly building in the use of SCF techniques for pharmaceutical reformulation," said Cussen. "We believe that the low number of commercial competitors in this sector and the very strong interest in the technology by the pharmaceutical and biotechnology industries have been key factors in Eiffel signing its fifth international drug-delivery agreement." Eiffel believes it is the only commercial group that offers the full suite of SCF technologies.

Eiffel is ramping up its development work due to the international expansion of its collaborative work within the pharmaceutical industry, and its new research facility in Sydney is expected to be opened next month.

Unlike traditional drug discovery, re-engineering of currently marketed drugs is quicker and cheaper than new drug development, usually taking between three to five years to bring a reformulated product to market compared to ten to fifteen years in new drug development. Drug re-engineering, using SCF, can be used to extend the patent life of drugs prior to generic competition. This represents a significant commercial opportunity for Eiffel Technologies, given that drugs to the value of $US 40 billion are due to experience generic competition in the next 5 years.

SCF technology involves a chemical engineering technique that can produce consistent and fine pharmaceutical particles without the harsh crushing, milling and grinding techniques currently in place. Increased and more consistent absorption of active pharmaceutical compounds into the body, reduced patient side effects, and the option of alternative, more convenient drug delivery routes are the main advantages the technology offers. The technology is predicted to become the preferred method of production of many pharmaceutical products in the future.

Re-engineering of pharmaceuticals offers the possibility of producing oral or inhaled insulin, replacing the series of multiple daily injections. Inhalation of cancer drugs that currently require daily injection or weekly infusion through hospital admission may also be achieved through particle re-engineering. Reducing dose frequency from daily to once or twice a month for patients with chronic illnesses or reducing the regime of multiple daily tablets by patients with AIDS, for example, to a single combination tablet is a very attractive proposition and a possibility using this technology.

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. The company has headquarters in Melbourne and its research facility is located the University of NSW. The company's business model is to enter into long-term manufacturing agreements for the reformulation of pharmaceutical compounds yielding improved therapeutic performance and offering less invasive or streamlined delivery choices for patients.

The company has drug delivery alliances with Sheffield Pharmaceuticals Inc, and BattellePharma Inc in the US, and Amarin Corporation Plc in the UK. Eiffel Technologies is listed on the ASX and currently has a market capitalisation of $15 million. For more information on Eiffel, see the Company website www.eiffeltechnologies.com.au for details.

Profile Therapeutics plc ("Profile") is a UK-based drug delivery and specialist pharmaceutical company, focused on providing precise delivery of inhaled drugs to patients for whom conventional mass market inhalers are ineffective or inappropriate. Using its proprietary "intelligent inhaler" technology as the delivery platform, Profile collaborates with pharmaceutical and biopharmaceutical partners to deliver new therapies and existing drugs, that may benefit from a change of route of administration to inhaled delivery. Profile has disclosed collaborations with Pfizer and Schering AG.

In addition, Profile has a specialist pharmaceutical subsidiary, Profile Pharma, which is focused on delivering existing specialist drugs for severe respiratory indications. In March 2002, Profile submitted an application for a marketing authorisation for its first drug, Promixin™, an inhaled antibiotic for use in the treatment of Cystic Fibrosis.

Further information on Profile can be found at www.profilehs.com

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2002

TIME: 11:00:17

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Settlement of Sale Agreement with Cottee Intnl.Pty Ltd



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

21 June 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

SETTLEMENT OF SALE AGREEMENT WITH COTTEE INTERNATIONAL PTY LTD

Directors of Eiffel Technologies Limited (EIF) advise that a re-negotiated settlement has been executed with the Cottee group of Companies relating to the sale to them of Pharmaction Manufacturing Pty Ltd and Pharmaction Technical Services Pty Ltd. The Cottee group has successfully restructured their finances and has secured over $5.0m in debt and equity/convertible notes. Funds in the order of $2.0m to $2.7m should flow to EIF upon completion of the sale of the Property depending on the sale price.

The new agreement includes the following terms:

- The property under mortgage to EIF and occupied by Pharmaction at Laverton has been placed with Jones Lang LaSalle for sale. Pharmaction Manufacturing Pty Ltd has entered a long term lease on sound commercial terms agreed by EIF for the lease of the property. The property is to be marketed on the basis of this long term sale and lease back.

- Various Cottee group companies have granted charges in favour of Eiffel, some of which are first-ranking and the others are second-ranking. Cottee International Pty Limited has also discharged its first ranking charge over Pharmaction Holdings Pty Limited, Pharmaction Manufacturing Pty Limited and Pharmaction Technical Services Pty Limited, each of whom had previously given Eiffel second-ranking charges. These 3 charges now become first-ranking upon the release by Cottee International Pty Limited of the existing security granted to it.

- Eiffel has agreed to release from its first-ranking charge over Pharmaction Manufacturing Pty Limited in favour of St George Business Finance Pty Ltd certain trading debts incurred by Pharmaction Manufacturing Pty Ltd which are subject of a debt factoring facility arrangement. Eiffel is subordinated to St George in respect of specified rights and agreements associated with those trading debts that are factored and also other debts that are not to be factored that are incurred by Pharmaction Manufacturing Pty Limited.

- In the case of Cottee Health Marketing Pty Ltd and Cottee Pharmaceuticals Pty Ltd, these companies have previously granted first-ranking charges in favour of Exelerate Funding Pty Ltd Therefore Eiffel will obtain second-ranking charges from each of these two companies.

- Upon the discharge of the St George facility Cottee will issue 8,908,731 ordinary shares in Cottee to Eiffel for no consideration.

- Eiffel agrees not to take action under its securities before 15 August 2003 on the condition that Cottee International Pty Limited and other Cottee group companies comply with certain conditions. On 15 August 2003, Eiffel will receive the balance of its debt (which is currently estimated to be approximately $3.8 million) less the proceeds from the sale of the property.

Directors anticipate that the property should be sold and settled prior to November 2002 and that funds in the range of $2.0 million to $2.7 million will flow to Eiffel upon settlement of the Sale Contract.

For further information, please contact: -

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/06/2002

TIME: 09:23:29

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Signs second development agmt with Eiffel



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

17 June, 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

BATTELLEPHARMA SIGNS SECOND DEVELOPMENT AGREEMENT WITH EIFFEL TECHNOLOGIES FOR ASTHMA THERAPY

Two companies collaborate on asthma therapy

The Directors of Eiffel Technologies Limited advise that BattellePharma made the following announcement to their home Stock Exchange (Nasdaq) on Thursday, June 13, 2002.

COLUMBUS, Ohio – June 13, 2002 – BattellePharma today announced it has signed a second agreement with Eiffel Technologies. Under this contract, Eiffel will create drug nanoparticles using its suite of Supercritical Fluid (SCF) technologies for BattellePharma's asthma product, now in development. BattellePharma plans to exploit the benefits of nanoparticles, which include enhanced suspension stability. The reformulation will be tested with BattellePharma's Mystic™ inhalation delivery technology. Each company will retain the intellectual property that relates to its technology. Specific details of the agreement and project were not disclosed.

BattellePharma's Mystic electrohydrodynamic inhalation technology addresses the limitations other inhalers experience, including inconsistent dosing and poor delivery efficiencies. Existing devices, such as metered dose and dry powder inhalers, often require patients to produce specific coordinated and difficult breathing patterns, which limit the effectiveness of the devices. In a recent clinical trial, the Mystic device achieved 80 percent delivery of the drug to the lung versus 20 percent in a competitive marketed inhaler.

"We are pleased to continue our relationship with Eiffel," said Dennis Cearlock, BattellePharma's CEO. "Our Mystic technology, which outperforms current inhaled drug delivery options, allows for highly reproducible dosing, resulting in better disease management and lower overall doses for improved safety. We believe the combination of the SCF technology and our Mystic delivery system will enhance the performance of BattellePharma's asthma product."

"Eiffel reformulates new, currently marketed, and generic pharmaceuticals to improve the performance of therapies and offer more convenient, patient-friendly delivery of drugs," said Christine Cussen, Eiffel Technologies CEO. "This second agreement represents the potential for Eiffel to progress towards a long term supply agreement with a highly reputable, emerging pharmaceutical company."

Eiffel Technologies Ltd. is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialization of SCF drug re-engineering technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. For more information on Eiffel Technologies, see the company website www.eiffeltechnologies.com.au for details.

BattellePharma is a pre-public specialty pharmaceutical company leveraging science and technology to design more effective medicines. The company has a growing portfolio of nine products in development, with several in early clinical trials. The products are based on three proprietary platforms: Mystic™ inhalation technology, novel formulation technologies, and inhaled anticancer therapy. The company develops products by combining these platforms with novel or generic compounds to create therapies to treat respiratory and systemic diseases and lung cancer. BattellePharma has partnerships with numerous pharmaceutical corporations, including Abbott Laboratories, GlaxoSmithKline, Pfizer Inc., Viasys Healthcare, and ViroPharma Inc., and is a subsidiary of Battelle Memorial Institute, the world's largest independent and private research and development organization. For more information on BattellePharma, reference the company's website at www.battellepharma.com.

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/06/2002

TIME: 09:21:28

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Signs Second Agreement with Battleepharma



EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

14 June, 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

EIFFEL TECHNOLOGIES SIGNS SECOND AGREEMENT WITH BATTELLEPHARMA TO DEVELOP ASTHMA TREATMENT

Melbourne, Australia – June 14, 2002 –Eiffel Technologies Ltd (EIF: ASX) announced today it has signed a second agreement with BattellePharma, a pre-public specialty pharmaceutical company based in the United States. Under this 12-month contract, Eiffel will create drug nanoparticles for BattellePharma's asthma product, now in development, using its suite of Supercritical Fluid (SCF) technologies. BattellePharma will utilize the drug particles in the development of a novel asthma product and will test it using BattellePharma's proprietary Mystic™ inhalation delivery technology. Eiffel will retain the intellectual property that relates to the process and methodology of its SCF technology. Specific details of the agreement and the project were not disclosed.

Eiffel's SCF technology is a chemical engineering technique that is emerging within the pharmaceutical industry as a tool used to improve drug delivery and effectiveness. It results in increased and more consistent absorption of drugs in the body, reduced patient side effects, and increased efficacy and delivery options. The re-engineering of existing therapies is a way to extend the patent life of currently marketed and generic drugs.

This is the fourth international drug delivery agreement in six months for Eiffel Technologies. This second collaboration with BattellePharma, which has partnerships with several major pharmaceutical groups, follows a recently completed initial research collaboration with the company. Eiffel's other recently announced partnerships include a contract signed with Sheffield Pharmaceuticals Inc, in the U.S. in December 2001, and a research collaboration signed in May 2002 with Amarin Corporation in the United Kingdom.

With more than US $40 billion in drugs coming off patent over the next five years, there is a need for improved drug delivery and performance through particle re-engineering. The global market for asthma therapeutics is estimated at more than US $8 billion a year and more than 100 million people suffer from asthma worldwide.

"This second agreement with BattellePharma is a revenue generating contract and serves as a strong endorsement for our SCF technologies," said Christine Cussen, Eiffel Technologies CEO. "Eiffel adds value by reformulating new, currently marketed, and generic pharmaceuticals to improve the performance of therapies and offer more convenient, patient-friendly delivery of drugs. The BattellePharma agreement represents the potential to progress towards a long term supply agreement with a highly reputable pharmaceutical company."

"We are pleased to continue our relationship with Eiffel," said Dennis Cearlock, BattellePharma's CEO. "Our Mystic technology, which outperforms current inhaled drug delivery options, allows for highly reproducible dosing, resulting in better disease management and lower overall doses for improved safety. We believe the combination of the SCF technology and our Mystic delivery system will enhance the performance of BattellePharma's asthma product."

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialization of SCF drug re-engineering technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. For more information on Eiffel Technologies, see the company website www.eiffeltechnologies.com.au for details.

BattellePharma is a pre-public specialty pharmaceutical company leveraging science and technology to design more effective medicines. The company has a growing portfolio of nine products in development, with several in early clinical trials. The products are based on three proprietary platforms: Mystic™ inhalation technology, novel formulation technologies, and inhaled anticancer therapy. The company develops products by combining these platforms with novel or generic compounds to create therapies to treat respiratory and systemic diseases and lung cancer. BattellePharma has partnerships with numerous pharmaceutical corporations, including Abbott Laboratories, GlaxoSmithKline, Pfizer Inc., Viasys Healthcare, and ViroPharma Inc., and is a subsidiary of Battelle Memorial Institute, the world's largest independent and private research and development organization. For more information on BattellePharma, reference the company's website at www.battellepharma.com.

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/05/2002

TIME: 16:45:57

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drug Research Agree. with Amarin - Improve Oral Drug Delivery



EIFFEL TECHNOLOGIES

ABN 96 072 178 977

20th May 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 3

AMARIN CORPORATION ANNOUNCES DRUG RESEARCH AGREEMENT WITH EIFFEL TECHNOLOGIES LTD. TO IMPROVE ORAL DRUG DELIVERY

Research Collaboration to Combine Firms' Controlled-Release and Supercritical Fluid Bioengineering Technologies Could Dramatically Improve Current and Future Pharmaceuticals

The Directors of Eiffel Technologies Limited advise that Amarin Corporation made the following announcement to their home Stock Exchange (Nasdaq) on Thursday, 16 May 2002.

LONDON, United Kingdom, May 16, 2002 – Amarin Corporation plc (NASDAQ: AMRN) today announced that its subsidiary, Amarin Development AB, has entered into an agreement with Eiffel Research and Development Pty Ltd, a subsidiary company of Eiffel Technologies Limited (EIF, ASX) to establish a strategic research partnership. The partnership is designed to improve extended-release pharmaceutical products by combining Amarin's proprietary drug delivery technologies with Eiffel's Supercritical Fluid (SCF) Drug bioengineering technologies.

The initial phase of the collaboration, where each party will be responsible for individual costs, will involve applying Eiffel's SCF technology to the production of sub-micron sized drug particles of a currently undisclosed drug substance. Those drug particles will then be incorporated into Amarin's Diffusion Controlled Vesicle (DCV) controlled-release technology. If successful, the new combination technology would potentially improve the extended-release of drugs that are difficult to deliver orally because of their low solubility in water.

The new combination technology could potentially improve the extended release of drugs that are difficult to deliver orally because of their low absorption into the bloodstream. The new technology could be applied to new compounds or drugs currently on the market but not available in extended-release formulations due to dissolution issues that negatively impact bioavailability. Further details of the agreement were not disclosed.

"Amarin is committed to enhancing the value of our technology platforms through innovative research partnerships and collaborations," said Rick Stewart, chief executive officer of Amarin Corporation. "This new, combination technology has the potential to both improve the quality of controlled release drugs on the market, as well as broaden the range of drug molecules that can be effectively delivered orally. Most importantly, we believe that this combination could provide significant value to our patients and customers, as well as helping to advance our internal drug development efforts in the key areas of neurology and pain management."

"We look forward to a productive and successful relationship with Amarin," said Christine Cussen, chief executive officer of Eiffel Technologies Limited. "Each partner brings a unique and highly-valued technology to this venture. In combination, these technologies potentially offer significantly enhanced utility in the delivery of pharmaceuticals."

Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core incorporating the active ingredient surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. Principal licensees for the technology include Pharmacia, Sanofi-Synthelabo and Tanabe Seiyaku. More than three billion tablets have been manufactured and used effectively by patients in more than thirty countries.

Eiffel's SCF drug bioengineering technologies can be used to improve the physical characteristics of drugs and proteins to enhance their absorption and bioavailability. Under performing, poorly soluble drugs account for over 40% of the world pharmaceutical market, currently valued at approximately US$39 billion in 2000. Eiffel's SCF technologies can be used to improve drug effectiveness, reduce drug cost and dosing, extend patent life of drugs prior to generic competition and provide more patient friendly delivery systems, such as once a day orals, long acting sustained release formulations, and inhalationals to replace injections. Eiffel Research and Development Pty Ltd currently has alliances with, Sheffield Pharmaceuticals Inc and BattellePharma, Inc.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other Company information, visit our website at www.amarincorp.com Amarin Development AB, based in Malmö, Sweden, is a wholly owned subsidiary of Amarin Corporation plc. It is dedicated to the research and development of advanced controlled release and site-specific technology solutions to create improved outcome formulations of both new and existing drugs.

Eiffel Technologies Limited, through its subsidiary company Eiffel Research & Development Pty Ltd, is a biomedical, bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, the company is dedicated to the development and commercialization of SCF drug technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. For further information on the Company, visit our web site at www.eiffeltechnologies.com.au

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/05/2002

TIME: 09:53:53

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drug Research agreement with Amarin Corporation

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

FOR IMMEDIATE RELEASE

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 3

EIFFEL TECHNOLOGIES LTD ANNOUNCES DRUG RESEARCH AGREEMENT WITH AMARIN CORPORATION TO IMPROVE ORAL DRUG DELIVERY

Australia, Melbourne, May 17, 2002 -- Eiffel Technologies Ltd (EIF: ASX) has announced its third international drug delivery alliance within six months. In a strategic research partnership with Amarin Development AB, a subsidiary of specialty pharmaceutical group, Amarin Corporation Plc (NASDAQ: AMRN), Eiffel will combine its Supercritical Fluid (SCF) bioengineering technology with Amarin's patented controlled-release delivery system.

The initial phase of the collaboration, where each party will be responsible for individual costs, will involve applying Eiffel's SCF technology to the production of sub-micron sized drug particles of a currently undisclosed drug substance that has poor solubility. Those drug particles will then be incorporated into Amarin's Diffusion Controlled Vesicle (DCV) controlled-release technology.

The new combination technology could potentially improve the extended-release of drugs that are difficult to deliver orally because of their low absorption into the blood stream. The new combination technology could be applied to new compounds or drugs currently on the market but not available in extended-release formulations due to dissolution issues that negatively impact bioavailability. If successful, the collaboration may lead to an expanded development alliance between the two groups.

The partnership not only confirms the growing interest in SCF technology within the pharmaceutical industry but is also an important strategic alliance for Eiffel. Amarin Corporation, headquartered in London, is an emerging specialty pharmaceutical company focused in neurology and pain management with an established US neurology sales and marketing operation. Amarin Development is the product development division based in Sweden with products on the market distributed by pharmaceutical companies including Sanofi-Synthelabo, Pharmacia and Tanabe Seiyaku.

The collaboration is also an important move for the company into the reformulation of oral pharmaceutical products, which dominates the drug delivery market, worth US$39 billion in 2000. Previous collaborations entered into focused on the development of inhaled pharmaceuticals to replace the injection of existing drugs.

SCF technology allows the reformulation of drugs to improve drug efficacy and improve patient compliance through a more patient friendly delivery means. Smaller particle size and a more controlled, narrow particle size distribution can be achieved using SCF techniques resulting in increased absorption profiles, reduce dosage and decreased medication side effects.

"Amarin is committed to enhancing the value of our technology platforms through innovative research partnerships and collaborations," said Rick Stewart, chief executive officer of Amarin Corporation. "This new, combination technology has the potential to both improve the quality of controlled release drugs on the market, as well as broaden the range of drug molecules that can be effectively delivered orally. Most importantly, we believe that this combination could provide significant value to our patients and customers, as well as helping to advance our internal drug development efforts in the key areas of neurology and pain management."

Under the terms of the agreement, Eiffel Technologies will retain the intellectual property that relates to the process and methodology of its SCF technology. To date, Eiffel has filed four patents covering its SCF technology. Three are provisional patent applications and one is an international patent filing via PCT, with an additional filing in the US.

Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core incorporating the active ingredient surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. More than 3 billion tablets have been manufactured and used effectively by patients in more than 30 countries.

Eiffel has the full suite of the SCF techniques (see the Company website www.eiffeltechnologies.com.au for details). It can tailor make a formulation solution depending on the unique characteristics of a particular drug by improving oral, inhaled or injected pharmaceuticals. Eiffel can value add to all segments of the pharmaceutical and biotech market, from re-engineering branded or generic pharmaceuticals, or to solving absorption and delivery needs of new chemical entities.

Eiffel Technologies Ltd, is a bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, Australia, the company is dedicated to the development and commercialization of SCF drug technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. Eiffel Technologies Ltd also has alliances with Sheffield Pharmaceuticals Inc and BattellePharma Inc, both based in the US.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press release and other Company information, visit their website at http://www.amarincorp.com. Amarin Development AB, based in Malmö, Sweden, is a wholly owned subsidiary of Amarin Corporation. It is dedicated to the research and development of advanced controlled release and site-specific technology solutions to create improved outcome formulations of both new and existing drugs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2000 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.

Contacts:

Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2440
rick.stewart@amarincorp.com

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 3 9629 8022
c.cussen@eiffeltechnologies.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2002

TIME: 17:14:34

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Advice re:Delayed Payment from Cottee for Pharmaction

EIF000033

EIFFEL TECHNOLOGIES

2nd May, 2002

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

The Directors of Eiffel Technologies Limited advise that the delayed payment from the Cottee International interests for the sale of Pharmaction Manufacturing (which was consummated in October 2001) has not been made. Negotiations are continuing to find a solution to enable the debt to be paid in the near future.

Directors reiterate that securities are held over various Pharmaction assets, including real estate, and consideration is being given to the best course to follow to maximise the Company's best interest.

Further announcements will be made as to progress in this matter.



Signed ______________
Director

Dated 2/5/02

For Further Information
Please Contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
Email:
c.cussen@eiffeltechnologies.com.au

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: samquigley@pelorusaustralia.com.au



EIFFEL TECHNOLOGIES

4th April 2002

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

FAXED

The Directors of Eiffel Technologies Limited wish to advise that the settlement by the Cottee interests for the payment of approximately $3.0m for the purchase of Pharmaction Manufacturing Pty Ltd and Pharmaction Technical Services Pty Ltd which was due on March 31st did not occur. As previously advised, the debt is secured by fixed and floating charges and a mortgage.

Representations have been made by Cottee interests to the effect that they have taken action to ensure that payment will be made by April 30th. They are seeking an extension of the settlement date until then.

The Directors of Eiffel Technologies are considering their options and will advise the market when a decision has been made.

Signed ____________
Director



Dated 4 April 2002

For Further Information
Please Contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
Email:
c.cussen@eiffeltechnologies.com.au

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail:
samquigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/03/2002

TIME: 15:27:06

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Placement of 13.5M Shares

EIFFEL TECHNOLOGIES

26th March 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 2

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

ASX Announcement

Would you kindly replace yesterday's placement announcement (#25) with the attached. The previous announcement was an earlier draft.



Signed ____________
John Jennings
Company Secretary

Dated 26/3/02

For Further Information
Please Contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: samquigley@pelorusaustralia.com.au



EIFFEL TECHNOLOGIES

25th March 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

ASX Announcement

The Directors of Eiffel Technologies Limited, advise that the Company is conducting a placement and contemporaneously with this confirmation to the ASX, will be issuing the shares, subject of that placement. The placement involves the sale of 13,500,000 ordinary shares at an issue price of 15.5 cents. In addition the Company has issued 115,000 ordinary shares to Mr Ralph Stephen Harris of the United Kingdom, consultant, as remuneration for specialist consultancy services at an issue price of 18.5 cents. Mr Harris is also a shareholder of the company.

In connection to this placement, Eiffel relies on Category 5 of the ASIC Class Order (02/0272) dated 7 March 2002. In accordance with paragraph (4) of Category 5 of that Class Order, Eiffel notifies ASX that the only information of the kind that would be required to be disclosed under subsection713 (5) of the Corporations Act, if a prospectus were to be issued in reliance on section 713 has already been notified to the ASX in recent announcements including a summary of such information in the Directors' report accompanying the 4B half year accounts. There is no further information known to the Company.

Signed 
Director

Dated 25/3/02

For Further Information
Please Contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
Email:
c.cussen@eiffeltechnologies.com.au

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail:
samquigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/02/2002

TIME: 16:17:09

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update re Cottee payment schedule

EIF000021

EIFFEL TECHNOLOGIES

15th February 2002

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 2

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

FAXED

ASX Announcement

Directors of Eiffel Technologies Limited (EIF) are pleased to announce that after protracted negotiations, a new agreement is in place regarding the payment schedule for its manufacturing business, which was sold to a subsidiary of Cottee International Pty Ltd on February 28th 2001.The first tranche of $1.0m was received on October 4th 2001.

A subsidiary of Cottee International Pty Ltd was due to make a second tranche payment of approx $2.8m on December 15, 2001, but failed to do so.

A new agreement has been executed, which requires payment by 31/3/02 of the above amount, plus interest and charges in return for a fixed and floating charge over the assets of the Pharmaction group of Companies. This charge ranks behind a $500,000 charge held by Cottee International Pty Ltd.

The "Cottee" interests have been given the additional time to secure private funding in return for an increase in the Eiffel security. Cottee advises that an offer of funding has now been received from private sources. A further $600,000, plus interest and charges is due as the final payment on December 15, 2002, and is secured by a second mortgage over the Pharmaction land and buildings at Laverton. This second mortgage ranks behind Westpac's first mortgage of $1.0 m. Directors believe Eiffel's interests are well protected.

For Further Information
Please Contact:

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street

MELBOURNE VIC 3000
Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: samquigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/12/2001

TIME: 11:29:44

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Batelle Pulmonary Therapeutics -Research Agreement



EIFFEL TECHNOLOGIES

ABN 96 072 178 977

FAXED

21 December, 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

Battelle Pulmonary Therapeutics Announces Research Agreement with Eiffel Technologies Limited

The Directors of Eiffel Technologies Limited advise that Battelle Pulmonary Therapeutics made the following announcement to their home Stock Exchange today.

COLUMBUS, Ohio — December 20, 2001 Battelle Pulmonary Therapeutics Inc. (BPT) today announced that it has signed a research collaboration agreement with Eiffel Research & Development Pty Ltd (ERD), a subsidiary of Melbourne, Australia-based Eiffel Technologies Limited. Under the terms of the agreement, ERD will use its Super Critical Fluid (SCF) technology to produce and supply sub-micron size drug particles of a protein for testing in BPT's proprietary electrohydrodynamic (EHD) or Mystic™ pulmonary delivery device.

"We believe the combination of the SCF technology and our Mystic delivery system will enhance the performance and bioavailability of BPT's proprietary drugs and those we have in development with our pharmaceutical partners," said Donna Palmer, Vice President, Pharmaceutical Research and Development for BPT. "Nanoparticle technology allows us to continue to leverage Mystic's ability to control and deliver fine aerosol droplets and maintain a consistent and high drug load."

EHD is BPT's proprietary approach to aerosolizing liquids for pulmonary delivery of drugs. The Mystic device delivers particles directly to the lungs with better than 90 percent efficiency, and without the need for liquid propellants or other pressurized systems. The device comes in small, convenient sizes and can be adapted to deliver a wide range of medications. EHD inhalers provide efficient, accurate, and reproducible dosing and have optimal ergonomics.

About BPT

Battelle Pulmonary Therapeutics Inc. is a specialty pharmaceutical company leveraging science and engineering for more effective medicines. Using its proprietary Mystic™ technology, the company develops its own products in cancer and asthma and has development agreements with leading pharmaceutical companies for asthma, COPD, respiratory infections and systemic diseases. BPT is a pre-public subsidiary of Battelle Memorial Institute, the world's largest research and consulting organization. For more information on BPT, reference the company's website at www.bpt-inc.com.

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



EIFFEL TECHNOLOGIES

ABN 96 072 178 977

20 December, 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 1

ASX Announcement – Eiffel Technologies Limited

The Directors are pleased to announce that Eiffel Technologies Limited, through its subsidiary, Eiffel Research & Development Pty Ltd (ERD) has signed an agreement to undertake a research collaboration with Battelle Pulmonary Therapeutics Inc (BPT), a USA pharmaceutical company. This collaboration will involve ERD reformulating, producing and supplying sub-micron sized drug particles of a protein to BPT for characterisation and testing in their patented pulmonary device. The collaboration will be completed in approximately 4 months and may lead to further collaborations between the parties.

This collaboration involves the use of Eiffel Technologies Super Critical Fluid (SCF) patent pending, drug bio-engineering Technologies. These technologies can be used to enhance the performance and bioavailability of under performing drugs, and to provide more patient friendly delivery systems such as pills, patches, implants and inhalants to replace injections. Further information on Eiffel Technologies can be referenced the Company's website at www.eiffeltechnologies.com.au.

About BPT

Battelle Pulmonary Therapeutics Inc. is a specialty pharmaceutical company leveraging science and engineering for more effective medicines. Using its proprietary Mystic™ technology, the company develops its own products in cancer and asthma and has development agreements with leading pharmaceutical companies for asthma, COPD, respiratory infections and systemic diseases. BPT is a pre-public subsidiary of Battelle Memorial Institute, the world's largest research and consulting organization. BPT's announcement to its home Stock Exchange will be released tomorrow.

For further information, please contact: -

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/12/2001

TIME: 16:56:46

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Patent Application

14th December 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 2

FAXED

ASX Announcement

Patent Application

The Directors of Eiffel Technologies Limited (EIF) are pleased to announce that an international PCT patent application relating to the use of its supercritical fluid (SCF) technologies in small particle synthesis was filed on 7 December, 2001. The application contains recent data from the research program which validates claims made in the original provisional application. In addition, a new provisional patent application was filed simultaneously on a new development which provides further improved results, namely smaller average uniform particle size.

Current research is underway to optimise the combination of the inventions in both patent applications. Eiffel believes these inventions have a wide range of applications to pharmaceutical and veterinary products, and are capable of generating new products as well as adding value to existing products by reformulating them.

Recent discussions with potential partners have resulted in an enthusiastic response to the particle engineering technology developed by EIF. The Company recently announced a contract from Sheffield Pharmaceuticals Inc. to reformulate certain drugs for them. The Intellectual Property in these bioengineering projects remains the property of Eiffel.

Eiffel Technologies has at least four further provisional patent applications in train to fully protect the developments that its extensive research and development program is producing. The company is focused on developing a strong intellectual property position to enable it to fully exploit worldwide its research results.

Eiffel is continuing its collaborative research with Sheffield and advanced in discussions with other companies for similar research arrangements.

This announcement represents a key milestone in Eiffel Technologies Limited building its intellectual property portfolio.

AusIndustry Start Grant:

The Directors of Eiffel Technologies Limited also advise that their initial application to AusIndustry for a Research & Development Grant to assist in funding future developments has been declined on three specific grounds which were inadequately addresses in the application.

It is the intention of the Company to address the issues raised and submit a further application for consideration early in the new calendar year.

For Further Information
Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: samquigley@pelorusaustralia.com.au

Ms Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited

Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
E-mail: c.cussen@eiffeltechnologies.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/12/2001

TIME: 12:42:20

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

EIFFEL TECHNOLOGIES

30 November 2001

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

Dear Sir

Annual General Meeting
Eiffel Technologies Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Item 2 – 'To re-elect Mr R P Tomlinson as a Director'

- Votes where the proxy directed to vote 'for' the motion 6,852,807
- Votes where the proxy was directed to vote 'against' the motion 339,000
- Votes where the proxy may exercise a discretion how to vote 20,053,024

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried carried on a show of hands as an ordinary resolution.

Item 3. - 'To re-elect Mr W T Bytheway as a Director'

- Votes where the proxy directed to vote 'for' the motion 6,852,807
- Votes where the proxy was directed to vote 'against' the motion 339,000
- Votes where the proxy may exercise a discretion how to vote 20,053,024

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Item 4. - 'Ratification of Allotment of Securities'

- Votes where the proxy directed to vote 'for' the motion 6,850,690
- Votes where the proxy was directed to vote 'against' the motion 341,000
- Votes where the proxy may exercise a discretion how to vote 1,827,909

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 18,225,232

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Yours sincerely,



John Jennings
Company Secretary



EIFFEL TECHNOLOGIES

ABN 96 072 178 977

21 November, 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of Pages: 2

ASX Announcement – Eiffel Technologies Limited

The Directors are pleased to announce that Eiffel Technologies Limited, through its subsidiary, Eiffel Research & Development Pty Ltd has been contracted by USA Pharmaceutical Company, Sheffield Pharmaceuticals Inc to apply Eiffel's patent pending technology to reformulate two drugs to be delivered through Sheffield's patented pulmonary delivery systems to enhance their performance.

This contract is an important validation of the application of Eiffel Technologies' SuperCritical Fluid (SCF) technologies being used to reformulate and enhance the bioavailability of under-performing drugs and to improve oral, transdermal, and inhalant effectiveness of drugs currently delivered intravenously. It is anticipated that more contracts with other leading pharmaceutical companies will follow.

Up to 40% of the world's annual drug sales of approximately US $230 billion is characterised by treatments that under-perform their potential due to poor bioavailability, poor blood steam absorption and harmful side effects. Eiffel's patent pending bio-engineering technologies can change the physical characteristics of drugs and proteins to significantly improve their performance and effectiveness. The re-engineering of these treatments can significantly reduce cost (e.g. lower dosage), and in some cases harmful side effects while improving the possibility of more patient friendly delivery systems such as pills, patches, implants and inhalants to replace injections.

Sheffield Pharmaceuticals Inc is a specialty pharmaceutical company focused on the development of later stage, lower risk, pharmaceutical opportunities, over a range of therapeutic areas, including asthma, breakthrough pain relief and migraine. The Company currently has a pipeline of nine products in later stage development, and is developing both respiratory and non-respiratory therapies.

This collaboration represents an important milestone in commercialising Eiffel Technologies' Intellectual Property and adds credibility to Acuity Technology Management Pty Ltd's September 2000 valuation of the Technology at AUD $102M.

For further information, please contact:-

Christine M. Cussen
Chief Executive Officer
Eiffel Technologies Limited
Level 14/50 Market Street
MELBOURNE VIC 3000
Tel: +61 3 9629 8022
Fax: +61 3 9629 8077
Email: c.cussen@eiffeltechnologies.com.au

or

Sam Quigley
Chairman, Eiffel Research & Development Pty Ltd
and Director, Eiffel Technologies Limited
Tel: +61 3 9614 5505
Email: sam.quigley@pelorusaustralia.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/10/2001

TIME: 16:37:03

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report & Top 20 rec'd (full copy not yet available)



EIFFEL TECHNOLOGIES

Report to Shareholders 2001



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/10/2001

TIME: 08:31:37

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Registered office address

EIFFEL TECHNOLOGIES LIMITED

ACN 072 178 977

12 October 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

Change of Registered Office

Please note that the registered office of the company is now at –

C/-Level 14
50 Market Street
Melbourne 3000

Also please note the changed telephone, facsimile numbers and email address.



John W Jennings
Company Secretary

Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
Email : c.cussen@eiffeltechnologies.com.au

FAX101



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/10/2001

TIME: 12:41:25

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completion of Sale of Shares Agree. with Cottee Health Grp

Pelorus

From: Jennings, John <johnj@pharmaction.com.au>
To: 'Chris Blamey' <chris.blamey@cotteehealth.com.au>
Cc: 'AFM Projects' <afmprojects@bigpond.com>; 'Christine Cussen' <c.cussen@eiffeltechnologies.com.au>; 'Tom Hartigan' <tigger@zeta.org.au>; 'Pelorus' <pelorus@starnet.com.au>
Sent: Friday, 5 October 2001 6:13 PM
Attach: CotteeSett051001.doc
Subject: FW: Final ASX Announcement

RESENT----------
> From: Jennings, John
> Sent: Friday, 5 October 2001 3:42
> To: 'Chris Blamey'
> Cc: 'Tom Hartigan'; 'Christine Cussen'; 'Pelorus'; 'AFM Projects'; 'Jim
> Pfeiffer'
> Subject: Final ASX Announcement
>
> Chris,
>
> Attached is our announcement which is to be released on Monday. Tom
> Hartigan has requested that he review your announcement before release,
> and that both announcements be released at the same time. Would you
> please email a copy to Tom.Tom will be back in his Sydney office at around
> 12.30 pm on Monday.
>
> Regards,
>
> John Jennings
> <<CotteeSett051001.doc>>

EIFFEL TECHNOLOGIES LIMITED

ACN 072 178 977

8th October 2001

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

Further to the announcement of 19th March 2001 the Directors advise of completion of the Sale of Shares Agreement between Eiffel Technologies Limited and Cottee Health Group. This completes the exit of the company from pharmaceutical manufacturing and the related technical services businesses conducted by PharmAction Manufacturing Pty Ltd and PharmAction Technical Services Pty Ltd.

$ 1,000,000 of the total purchase price of approximately $ 4,200,000 has been received with most of the balance, secured by a mortgage over commercial real estate, to be received in December 2001 and January 2002.

Completion of the sale will enable the company to fully commit to biomedical research and development into supercritical fluid/gas antisolvent technology through its subsidiary company Eiffel Research & Development Pty Ltd, which is currently finalising an application to AusIndustry for a research & development Start Grant.

John W. Jennings
Company Secretary

For Further Information
Please Contact:

Mr Tom Hartigan
Chairman of the Board
Tel: 61 2 9233 7622

Ms Christine Cussen
Chief Executive Officer
C/- Level 14, 50 Market Street, Melbourne 3000
Tel: 61 3 9629 8022
Fax: 61 3 9629 8077
E-mail: c.cussen@eiffeltechnologies.com.au

FAX200



ASX

AUSTRALIAN STOCK EXCHANGE

Facsimile

To	Company Secretary
Company	EIFFEL TECHNOLOGIES LIMITED
Fax number	03 9369.6730
From	Manager Company Announcements Office
Date	4 September 2001
Subject	Preliminary Final Report
Number of pages	1 only

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

Under the listing rules, the documents referred to above for the period ended 30 June 2001 must be given to ASX by no later than 13 September 2001. According to our records, we have not received the documents from you.

Listing rule 17.5 says that if any entity fails to give ASX the documents specified in that rule, the securities of the entity will be suspended from quotation on the business day after the documents were due. The rule says that this requirement cannot be waived.

We are writing to entities where our records show that documents have not yet been received to remind them of their reporting obligations and of the operation of rule 17.5. Of course, if an entity's securities have already been suspended, rule 17.5 is not relevant. However, an entity has an obligation to comply with the listing rules even while its securities are suspended and ASX does not reinstate securities to quotation until all outstanding documents are lodged. Similarly, if rule 17.5 does not apply to the outstanding document because it is not specified in that rule, an entity still has an obligation to give it to ASX.

If the documents have already been given to ASX or you want to discuss them with us, please contact the Manager Companies at your Home Branch. To give us the documents, please send them to the Company Announcements Office in Sydney.

Manager Company Announcements

Grant of option to Phytotherapy Technology P/L

Document date: Mon 06 Aug 2001 **Published:** Mon 06 Aug 2001 15:51:28
Document No: 179489 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other

EIFFEL TECHNOLOGIES LIMITED 2001-08-06 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

Today the Directors advised of the grant of an option to Phytotherapy Technology Pty Ltd to acquire up to 2,000,000 ordinary shares. The unlisted option may be exercised at a price of 25 cents per share at any time after December 21, 2001 and at any time prior to 21 December 2004. The proposed grant was outlined in the Explanatory Memorandum issued to shareholders as part of the Company's Annual report (1999/2000).

Phytotherapy Technology Pty Ltd is a 25% shareholder in the company's subsidiary company Eiffel Research & Development Pty Ltd (formerly Bioactive Enhancement Technologies Pty Ltd) which is undertaking biomedical research and development involving supercritical fluid/gas antisolvent technology. The option has been granted as part consideration of the agreement entered into by the company with Phytotherapy Technology Pty Ltd to establish Eiffel Research & Development Pty Ltd.

J W Jennings
COMPANY SECRETARY

For Further Information
Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

Amendment to NTA quoted in Half Yearly Report

Document date: Mon 19 Mar 2001 **Published:** Mon 19 Mar 2001 12:23:01
Document No: 174644 **Document part:** A
Market Flag: N
Classification: Periodic Reports - Other , Monthly Net Tangible Asset Backing
EIFFEL TECHNOLOGIES LIMITED 2001-03-19 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Please advise the market that the Net Tangible Asset backing reported as part of the Half-Yearly report for the six months to 31st December 2000 was not correct due to a typographical error. The figure reported was (2.257c), it should have read 2.257c.

W T Bytheway
COMPANY SECRETARY

Execution of Sale of Shares Agreement

Document date: Mon 19 Mar 2001 **Published:** Mon 19 Mar 2001 11:04:03
Document No: 174635 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other

EIFFEL TECHNOLOGIES LIMITED 2001-03-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Directors of Eiffel Technologies Limited announce the execution today of the Sale of Shares Agreement between Eiffel Technologies Limited and Cottee Health Group for the sale of two Eiffel subsidiaries - PharmAction Manufacturing Pty Ltd and PharmAction Technical Services Pty Ltd. This transaction completes the exit from PharmAction Manufacturing Pty Ltd that Directors have signalled to the market over recent months. Eiffel Technologies Limited can now focus entirely on the development of its existing range of supercritical fluid technologies.

This sale represents approximate cash addition to Eiffel's reserves of $4.2 million or 5.6 cents per share.

Settlement of the transaction will occur in two tranches with completion due prior to 30 June 2001 and final payment due prior to 30 September 2001.

The transaction is conditional only upon the Directors of Eiffel being satisfied that Cottee can complete the transaction.

Directors also announce that under the shareholders agreement at 20/12/00, a small placement of $700,000 was made to professional investors today.

S Quigley
DIRECTOR

For further information please contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

Security holder details

Document date: Mon 05 Mar 2001 **Published:** Mon 05 Mar 2001 11:35:49
Document No: 173965 **Document part:** A
Market Flag: N
Classification: Security holder details - Other
EIFFEL TECHNOLOGIES LIMITED 2001-03-05 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Further to the previous notice dated 2 January 2001, Jagen Pty Ltd wishes to advise that the substantial shareholding in Eiffel Technologies Ltd ACN 072 178 977 (formerly Pharmaction Holdings Ltd) has changed.

The holding has changed from five million ninety three thousand seven hundred and fifty (5,093,750) Issued/fully Paid Shares, to eight million ninety three thousand seven hundred and fifty (8,093,750) Issued/fully Paid Shares.

D Brasher
For Jagen Pty Ltd

Rumours re: Takeover announcement

Document date: Mon 29 Jan 2001 **Published:** Mon 29 Jan 2001 16:35:32
Document No: 172545 **Document part:** A
Market Flag: N
Classification: Other

EIFFEL TECHNOLOGIES LIMITED 2001-01-29 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

Directors have become aware of recent market rumour and speculation of a takeover announcement for Eiffel Technologies Limited (Eiffel) formerly PharmAction Holdings Limited, similar to market speculation in March 2000.

Directors believe that the takeover speculation may have been fuelled by two announcements in December 2000 of the acquisition of two of Eiffel's major international competitors by large pharmaceutical companies.

In early December 2000, Lavipharm Laboratories Inc announced that it had acquired exclusive and perpetual rights to Phasex Corporation's Supercritical Fluids technology (SCF), patents, trademark and know-how for use in the pharmaceutical and cosmetic fields together with a 30% equity stake in Phasex. Phasex, based in Boston, Massachusetts, applies SCF technology to the development of separation, purification and recrystallisation processes with emphasis on particle design of small and bio-molecules including proteins and peptides.

No purchase price has been announced that Directors are aware of. The President and CEO of Lavipharm, Mr Lavotha, is reported as stating, "There is no doubt that this is the technology platform of the future for the pharmaceutical and biotech industries."

The second announcement, which Directors believe may be fuelling takeover speculation, was the late December acquisition of Bradford Particle Design Plc by US giant Inhale Therapeutic Systems Inc for 135 million pounds sterling (approximately $A380 million).

Reuters London, reported on 21 December 2000, that Inhale had reported that it made the acquisition a month after it failed to buy UK drug delivery Company Quadrant Healthcare, losing it to the Irish based group Elan Corporation.

Both Phasex and Bradford are world competitors with Eiffel in the formulation of drug particle design to allow large particle injectable drugs to be micronised by special Supercritical Fluid technology to allow administration by puffer or patch.

Eiffel considers itself a world leader in this field, given the accelerated Supercritical Fluid technology research programme that has been undertaken.

Directors announce that whilst discussions and negotiations occur on

a daily basis with a wide range of leading international pharmaceutical companies, there are no current offers to acquire Eiffel and no current negotiations on this subject.

Directors consider that a fully informed market exists, and any important developments will be immediately announced to shareholders.

S Quigley
DIRECTOR

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starner.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/01/2001

TIME: 10:38:06

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Placement.

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

11th January 2000

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

Directors of Eiffel Technologies Limited (formally PharmAction Holdings Limited) have, in accordance with shareholder approval at the AGM on 20th December 2000, placed 8,000,000 ordinary shares at 12.5 cents raising $1.0 million.

Directors do not anticipate placing the balance of the 25 million ordinary shares authorised by the shareholders in the short term while the share price fails to reflect the valuation placed on the Company's technology.



William T Bytheway
Company Secretary

For Further Information
Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

PHARMACTION

ACN 072 178 977

11th January 2000

To: Announcements Section ASX
Company: Australian Stock Exchange
Fax: 1300 300 021
No. of pages: 1

ASX Announcement

Directors of PharmAction Holdings Limited have, in accordance with shareholder approval at the AGM on 20th December 2000, placed 8,000,000 ordinary shares at 12.5 cents raising $1.0 million.

Directors do not anticipate placing the balance of the 25 million ordinary shares authorised by the shareholders in the short term while the share price fails to reflect the valuation placed on the Company's technology.



William T Bytheway
Company Secretary

For Further Information
Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au



ASX

AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/12/2000

TIME: 17:03:49

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED

COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

PHARMACTION

TO : ANNOUNCEMENT SECTION ASX
COMPANY : AUSTRALIAN STOCK EXCHANGE
FAX : 1300 300 021
No. of PAGES: 4

20th December 2000

The Manager – Companies
Australian Stock Exchange
Level 3 – 530 Collins Street
Melbourne VIC 3000

Dear Sir/Madam

Re Annual General Meeting Resolutions

The Directors of Pharmaction Holdings Limited are pleased to advise that all the resolutions submitted to shareholders at the AGM held at the Australian Stock Exchange Media Centre today at 10.00 am (20/12/00) were approved including the change of Company name to "Eiffel Technologies Limited".

Also enclosed is a copy of the Chairman's AGM address.

Yours faithfully



WT Bytheway
Company Secretary

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE: +61 3 9278 7555 FACSIMILE: +61 3 9369 6730

PHARMACTION

CHAIRMAN'S ADDRESS

TO ANNUAL GENERAL MEETING - 2000

WEDNESDAY, 20TH DECEMBER, 2000 AT 10.00AM

It has been our practice at recent annual meetings, for the Chairman to deliver an Address, so as to up-date Shareholders on the affairs of the Company.

This year's Address will be brief, as Shareholders have received a detailed Report from the Board - by way of the Chairman's letter dated the 17th November, 2000. This letter covered all items that are on the Agenda for approval today and gave a detailed coverage of our Research & Development Programme, the appointment of our new Chief Executive and future funding requirements.

Obviously Shareholders will be able to ask questions of the Board on any of the matters listed on the Agenda during the course of this morning's meeting.

There are two matters that I would like to bring to Shareholders' attention. The first is our Research & Development Project and the second is the sale of our Manufacturing activities.

.../2.

PHARMACTION HOLDINGS LTD
A.C.N. 073 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE: +61 3 9278 7555 FACSIMILE: +61 3 9369 6730

PHARMACTION

CHAIRMAN'S ADDRESS

Research & Development Project

As previously advised to Shareholders, your Board recently commissioned A CUITY TECHNOLOGY MANAGEMENT to prepare a Valuation of Pharmaction's Intellectual Property.

The Principal of ACUITY - Mr. David Randerson - is acknowledged as one of the leading Valuers in this field in Australia.

The ACUITY Valuation came out with a mid value of $76 Million - which equates on a fully diluted basis to 61 Cents per Pharmaction share.

The Stockmarket has taken no notice of this Valuation at all, as our current share price is about ONE-FIFTH of this level.

Put another way, if Pharmaction was being floated today on the basis of its Intellectual Property, the issue price of the new shares would be 61 Cents. In some recent BioMedical floats, stocks have actually come on at a reasonable premium to Randerson Valuations.

We hope that this paradox does not exist for too long, as it certainly does frustrate the raising of new capital at sensible market prices.

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE +61 3 9278 7555 FACSIMILE +61 3 9369 6730

PHARMACTION

CHAIRMAN'S ADDRESS

3.

Sale of Manufacturing Division

Negotiations are well advanced for the sale of the Manufacturing Division. In the 5 MONTHS to the 30th November, the Manufacturing Division has performed well under Ron Clark's leadership.

The Division has been profitable and has produced a cash surplus for the 5 MONTHS of $450,000.

These positive results have assisted us in almost concluding a sale. It is hoped that completion of this disposal will take place early in the new year.

The Future

With a change of name, funds raised for the enhancement of our BioMedical Research Project and with the competent management of our new Chief Executive Officer, your Board looks forward to a bright future for the Company, which should result in significant rewards for Shareholders.

THOMAS J. HARTIGAN
CHAIRMAN

20th December, 2000

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/10/2000

TIME: 16:58:47

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Extension of time to hold AGM

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

PHARMACTION

TO: ANNOUNCEMENT SECTION ASX
COMPANY: AUSTRALIAN STOCK EXCHANGE
FAX: 1 300 300 021
NO. OF PAGES: ONE

26th October 2000

ASX Announcement

The Director's of Pharmaction advise that negotiations for the sale of its Pharmaceutical contract manufacturing business are well advanced.

In order for Director's to combine what would otherwise be two shareholder General Meetings to approve the annual accounts and a proposed private placement following conclusion of the sale of manufacturing, Director's have requested the ASIC for an extension of time to hold the Annual General Meeting.

The ASIC has granted an extension of the required time to hold the AGM under section 250P(2) of the Corporations Law to a date not later than 21st December 2000.



William T Bytheway
Company Secretary

For Further Information
Please Contact

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

PHARMACTION

TO: ANNOUNCEMENT SECTION ASX
COMPANY: AUSTRALIAN STOCK EXCHANGE
FAX: 1 300 300 021
NO. OF PAGES: ONE

10th November 2000

ASX Announcement

The Directors are pleased to announce the appointment of Ms Christine Cussen as the new Chief Executive Officer of PharmAction Holdings Limited.

Ms Cussen has had extensive experience in the Pharmaceutical industry. Prior to joining PharmAction she was Managing Director of Zeneca's pharmaceutical business in Australia and New Zealand, a position she held since 1993.

With a marketing and business development background, Christine will be focused on the development and commercialisation of the Company's portfolio of research and development projects centred around the application of novel supercritical fluid technologies to advanced bioactive particle design and extraction.



William T Bytheway
Company Secretary

For Further Information
Please Contact

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

ASX



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/11/2000

TIME: 12:24:06

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of CEO

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

ASX



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2000

TIME: 10:20:27

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report/Top 20

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile: 61 2 02 9227 0339 Internet: http://www.asx.com.au

Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Manufacturing Pty. Limited
A.C.N. 076 755 354

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO: SAM QUIGLEY **FROM:** PAUL [illegible]

COMPANY: [illegible] **OUR REF:**

FAX No.: 9614 4679 **DATE:** 30/11/02 **PAGE:** 1 **OF** 2

PLEASE REPLY FAX No.: (03) 9369 6730

Sam,

For your information

FAXED

Paul

Confidentiality.



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2000

TIME: 12:05:23

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

PHARMACTION

TO: ANNOUNCEMENT SECTION ASX

COMPANY: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

NO. OF PAGES: 30

13th September 2000

The Manager – Companies
Australian Stock Exchange
Level 3 – 530 Collins Street
Melbourne VIC 3000

Dear Sir/Madam

Re Annual Results and Announcement

Directors of Pharmaction Holdings Limited herewith submit Preliminary Final unaudited accounts for the year ending 30th June 2000, together with an announcement about the future direction of the Company and the results of the valuation of its intellectual property.

Yours faithfully



Sam Quigley
Director

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA
TELEPHONE: +61 3 9278 7555 FACSIMILE: +61 3 9369 6730

PHARMACTION

TO: ANNOUNCEMENT SECTION ASX

13th September 2000

COMPANY: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

NO. OF PAGES: 30

The Manager – Companies
Australian Stock Exchange
Level 3 – 530 Collins Street
Melbourne VIC 3000

Dear Sir/Madam

Re Annual Results and Announcement

Directors of Pharmaction Holdings Limited herewith submit Preliminary Final unaudited accounts for the year ending 30th June 2000, together with an announcement about the future direction of the Company and the results of the valuation of its intellectual property.

Yours faithfully

FAXED



Sam Quigley
Director

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
72-82 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA

PHARMACTION

13/9/00

Pharmaction Annual Results and Valuation

The Directors of Pharmaction Holdings Limited (PHD) today announced a preliminary final unaudited pre-tax before abnormal loss of $3.257m for 1999/00 but after abnormals of $2.022m, the loss was reduced to $1.235m. This result compares to a pre-tax loss before abnormals of $3.308m incurred in 1998/99. The after tax after abnormals loss for 1998/99 was $5.812m. The abnormals resulted from the previously announced addition of land and buildings valued at $3.039m offset by retrenchment costs of $1.017m.

The pre-tax before abnormal loss incurred by the contract manufacturing division for 1999/00 was $2.788m compared to $3.083m for the previous financial year.

The Directors of PHD announced on 31/7/00 that they were entering negotiations to sell the Company's pharmaceutical contract manufacturing business. These negotiations are continuing and directors expect to exit the business in the near future. Directors also announced on 31/7/00 that Acuity Technological Management Pty Ltd (Acuity) had been engaged to value the Company's portfolio of biomedical R&D Projects.

Directors have received and adopted the Acuity report and valuation which is attached. This short form of the main report places a conditional value on Pharmaction's intellectual property future income streams of between $86 million and $118 million. Through its 75% owned subsidiary Bioactive Enhancement Technologies Aust Pty Ltd (BETA), which will commercialise this technology in conjunction with Phytotherapy Technologies Pty Ltd (which owns 25% of BETA), Pharmaction will be entitled to 75% of the future economic benefit arising from the commercialisation of these technologies, which results in a net present value of PHD's share of the technologies of between $65m and $89m.

An important pre-condition of this valuation is PHD's ability to fund the development of these projects. Directors have previously announced that a capital raising of between $6.0million and $8.0million would proceed during October 2000, by way of private placement after receiving shareholder approval.

Directors now announce that between $8.0m to $10.0m will be sought and the relevant notices and information relating to obtaining shareholder approval for this placement will be forwarded to shareholders once documentation relating to the BETA transaction has been executed and after the ASX have approved the proposed notices of resolution. It is expected the shareholder notices will be sent out by late September 2000.

For Further Information
Please contact:

Mr Sam Quigley
C/- Pelorus, Australia Pty Ltd
Level 14/50 Market Street
Melbourne VIC 3000
Tel: 03 9614 5505
Fax: 03 9614 4679
Email: pelorus@starnet.com.au


Acuity
TECHNOLOGY MANAGEMENT

Acuity
Technology
Management Pty Ltd

ACN 008 777 417

93 Manning Road
Malvern East
Victoria 3145
Australia

Tel: (03) 9572 0801
Fax: (03) 9572 0802
Mobile: 04 1111 4457
E-mail: acuity@bigpond.com

13 September 2000

The Directors
PharmAction Holdings Limited
Level 14, 50 Market Street
Melbourne VIC 3000

Dear Sirs

This summary **Independent Valuation Report** has been prepared at the request of the Directors of PharmAction Holdings Limited ("PHD" or the "Company"). It summarises our examination of the Company's intellectual property ("IP") related to production processes for pharmaceuticals and drug development programs, and our assessment of the value of the IP.

Acuity Technology Management ("Acuity") examined the IP which is owned by PHD and licensed to Bioactive Enhancement Technologies Aust Pty Ltd ("BETA"), a company in which PHD has a 75% shareholding. The remaining 25% of BETA is owned by Phytotherapy Technology Pty Ltd ("PTPL"), the developer of expertise in processes for the extraction and physicochemical modification of pharmaceutical entities, including small molecule drugs, plant extracts and proteins.

PHD intends further development of the BETA extraction and drug modification concepts, as well as its own supercritical fluid extraction technology, to provide pharmaceutical reagents to drug and biotechnology companies. The **Phytochemicals** project, based on novel and potentially patentable technology, aims to produce a portfolio of separated and highly purified bioactive compounds from a range of herbs known to contain beneficial qualities for a broad number of important diseases, for example arthritis, asthma and osteoporosis. In certain circumstances the Company may manufacture products for others to clinically evaluate and to incorporate into branded products.

In other applications of the technologies, the Company will obtain a client's pure active ingredient, for example a protein or a patented drug, and modify or reconstitute the product to provide an alternative and superior delivery mechanism. Targeted products include nasally deliverable insulin and other drugs, improved formulations of antiinfective agents, antiulcerants and cardiovascular drugs.

Management consultancy
to
high technology
industries.

Project management
Technology assessment
Valuation
Financial analysis
Research management
Market research
Quality assurance

For the purposes of our evaluation we grouped the applications of the technologies into **Micronisation**, based on the presentation of drugs with a highly uniform physical appearance such that their uptake is rapid and uniform, and **Controlled Release**, again the result of physical modification of a drug using the novel processes to provide a more readily absorbable drug and / or one in which the uptake can be prolonged in a controllable manner.

A PharmAction patented technology, **Zinc Monoglycerate**, will also be reformulated by the Company to obtain additional patent protection. The product is already licensed overseas for treating cold sores and trials will be undertaken to evaluate its potential use in treating wounds and herpes infections.

In making these developments available to major pharmaceutical companies, PHD anticipates that it will receive advance payments, and royalties on drug sales.

Valuation Opinion

We offer the opinion that the value of the IP is $86m to $118m with a mean value of approximately $102m.

The values of the main business areas as determined by our analysis are as follows ($'000):

	Lower value	Upper Value	Mean
Micronisation	31,728	45,089	38,408
Controlled Release	22,986	32,101	27,543
Pure Phyto-extracts	27,206	35,640	31,423
Zinc Monoglycerate	3,994	5,208	4,601
TOTALS	85,914	118,037	101,976

The financial models used in the valuation only include revenues and expenses that may be attributable to the various components of the IP and hence the outcome is a fair indication of the value of the IP, that is, it does not include cash flow that relates to other aspects of the business of PHD or BETA. Similarly, the value is exclusive of any tangible assets that the Companies may own.

The value should be viewed as the value to BETA. To determine the value to PHD, the figures should multiplied by 0.75 due to the Company's 75% equity in BETA.

Valuation Methodology

Our insight into the intellectual property underpinning the development of the processes and products, as well as the markets and competition, derive from discussions with the key scientists involved in the programs and inspection of research results and proposed studies, budgets and resources. We also conducted independent searches of the scientific, commercial and patent literature to investigate markets and competitive activity.

Findings and the valuation opinion are based on our knowledge and experience in the biotechnology and pharmaceutical industries as well as experience in the financial analysis of R&D projects, technology assessment and intellectual property valuation.

We considered a number of valuation methodologies including: establishment of replacement value, orderly realisation of component parts, capitalisation of the estimated maintainable earnings and Net Present Value ("NPV") of future cash flows deriving from net margins or royalties. Consideration was also given to comparison of the IP to capital raisings, acquisitions and market capitalisation of businesses that are developing or exploiting similar technologies.

The method chosen was a Probability Adjusted Net Present Value ("PANPV") of future income, which adjusts revenue forecasts to compensate for individual risks as they arise. Individual probability factors are applied to the cashflows at the time point at which the risk occurs. Discount rates used to determine the NPV are also increased beyond what may be usually applied to a technology investment to compensate for less quantifiable and cumulative risks, particularly competitive activity. The method, we believe, more reasonably accounts for uncertainties with forecasting cash flows for innovative developments.

Revenue forecasts were independently prepared by Acuity for use in the valuation models. These were based on comparisons with licensing deals made between large drug and research-based companies, current sales and market forecasts for drugs in the relevant disease areas, publicly available data on incidence of the diseases and related healthcare expenditures, and data on the markets for plant extracts and neutraceuticals. Expenditures were based on detailed R&D costings prepared by the Company and considered as reasonable by Acuity.

A risk assessment of the research was conducted to enable probability adjustment of the revenue forecasts. In evaluating the risk profile of the proposed products and processes we drew on published data for the progression of biopharmaceuticals and new chemical entities through the various stages of drug development and testing.

Valuation Assumptions

The following specific assumptions have been used in the models:

- Revenue projections are determined from 1 July 2000 and assume a financial year end of 30 June;

- The valuation period is twelve years and residual values have been applied;

- Australian company tax is paid in the year in which profit is made at the rate of 34% for 2000/01 and 30% thereafter, and tax losses (on a project by project basis) have been carried forward;

- After tax discount rates ranging from 17% to 30% were used, depending on program. Such rates reflect, when considered in conjunction with probability adjustments, the moderate to high risk nature of the projects and the fact that there is limited past business activity by which to gauge the potential for future success; and

- The analysis is in constant 2000 dollars and no consideration has been allowed for inflation and exchange fluctuations. The discount rates are therefore real rates.

The cash flow models used in the valuation make the assumption that PHD has, or will have, sufficient funds to support further research and development ("R&D") of the BETA concepts, supercritical fluid technology and zinc monoglycerate, for capital expenditure on a production facility if appropriate, promotional activities and to meet other operating costs. The financial models anticipate considerable expenditure on the specific projects over the next few years and without adequate funds the value of the IP may not be realised.

Other Matters

The valuations make certain assumptions in relation to the revenue prospects. The forecasts used in the valuation derive from discussions with PHD, a number of publicly available sources and our own view in relation to projections based on this information.

In applying these figures to the determination of the value of the IP, we are making no representation that further research and development will be successful, nor that market growth and penetration will be realised. We consider that the forecasts are based on reasonable assumptions with regard the markets and that, following adjustment for risk, provide a sound basis for the valuation.

Neither Acuity Technology Management nor its principals have any pecuniary interest in PHD, BETA or PTPL that could be regarded as affecting its ability to provide an unbiased opinion of the matter contained in this Report. Acuity will receive a professional fee for the preparation of a valuation report and this letter.

We have given our written consent to PHD to distribute this letter to shareholders and otherwise make its contents publicly available.

Yours sincerely



D H RANDERSON, PhD
Managing Director

Rules 4.1, 4.3

Appendix 4B (*not* equity accounted)

Half yearly/preliminary final report

Introduced 1/7/96. Origin: Appendices 3, 4. Amended 1/7/97, 1/12/97 7/98.

Name of entity

PHARMACTION HOLDINGS LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
072178977		√	30 JUNE 2000

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Sales (or equivalent operating) revenue *(item 1.1)*	~~up~~/down	24.7%	to	13111
Abnormal items after tax attributable to members *(item 2.5)*	gain (loss) of		-	2022
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	~~up~~/down	78.4%	to	(1235)
+Operating profit (loss) after tax attributable to members *(item 1.10)*	~~up~~/down	78.8%	to	(1235)
Extraordinary items after tax attributable to members *(item 1.13)*	gain (loss) of		-	-
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	~~up~~/down	78.8%	to	(1235)

Dividends (distributions)	Amount per security	Franked amount per security at 36% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL	NIL
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL	NIL

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)* N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

(The figures are not equity accounted)

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Sales (or equivalent operating) revenue	13111	17417
1.2	Other revenue	228	578
1.3	**Total revenue**	**13339**	**17995**
1.4	**+Operating profit (loss) before abnormal items and tax**	**(3257)**	**(3308)**
1.5	Abnormal items before tax (detail in item 2.4)	2022	(2725)
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	(1235)	(6033)
1.7	Less tax	-	(221)
1.8	+Operating profit (loss) after tax but before outside +equity interests	(1235)	(5812)
1.9	*Less outside +equity interests*	-	-
1.10	**+Operating profit (loss) after tax attributable to members**	**(1235)**	**(5812)**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	*Extraordinary items after tax attributable to members*	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**(1235)**	**(5812)**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	-	-
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	(1235)	(5812)
1.17	Retained profits (accumulated losses) at beginning of financial period	(12108)	(6296)
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19	Aggregate of amounts transferred from reserves	-	-
1.20	Total available for appropriation *(carried forward)*	(13343)	(12108)

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	(13343)	(12108)
1.21	Dividends provided for or paid	-	-
1.22	Aggregate of amounts transferred to reserves	-	-
1.23	**Retained profits (accumulated losses) at end of financial period**	**(13343)**	**(12108))**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	(1235)	(5711)
1.25	Less (plus) outside +equity interests	-	-
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	(1235)	(5711)

Intangible, abnormal and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax $A'000	Related outside +equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	23	-	-	23
2.3	**Total amortisation of intangibles**	23	-	-	23
2.4	Land & Buildings Restructuring Costs	(3039) 1017	- -	- -	(3039 1017)
2.5	**Total abnormal items**	(2022)	-	-	(2022)
2.6	Extraordinary items	-	-	-	-
2.7	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	1881	(4241)

+ See chapter 19 for defined terms.

3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	(3116)	(1571)

Consolidated balance sheet

(See note 5)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	130	148	2026
4.2	Receivables	1685	1384	1017
4.3	Investments	-	-	-
4.4	Inventories	1560	1734	1237
4.5	Other (provide details if material)	111	82	640
4.6	**Total current assets**	**3486**	**3348**	**4920**
	Non-current assets			
4.7	Receivables	20	20	20
4.8	Investments	49	80	80
4.9	Inventories	-	-	-
4.10	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022)*	-	-	-
4.11	Development properties (+mining entities)	-	-	-
4.12	Other property, plant and equipment (net)	4583	2234	5277
4.13	Intangibles (net)	67	90	78
4.14	Other (provide details if material)	5394	4930	5156
4.15	**Total non-current assets**	**10113**	**7354**	**10611**
4.16	**Total assets**	**13599**	**10702**	**15531**
	Current liabilities			
4.17	Accounts payable	2110	1907	2548
4.18	Borrowings	303	2572	1620
4.19	Provisions	419	633	570
4.20	Other (provide details if material)	208	202	124
4.21	**Total current liabilities**	**3040**	**5314**	**4862**
	Non-current liabilities			
4.22	Accounts payable	-	-	-
4.23	Borrowings	2952	448	313
4.24	Provisions	113	160	165
4.25	Other (provide details if material)	5289	4805	5041
4.26	**Total non-current liabilities**	**8354**	**5413**	**5519**
4.27	**Total liabilities**	**11394**	**10727**	**10381**
4.28	**Net assets**	**2205**	**(25)**	**5150**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.29	Capital	15549	12083	15377
4.30	Reserves	-	-	-
4.31	Retained profits (accumulated losses)	(13344)	(12108)	(10227)
4.32	Equity attributable to members of the parent entity	2205	(25)	5150
4.33	Outside +equity interests in controlled entities	-	-	-
4.34	**Total equity**	**2205**	**(25)**	**5150**
4.35	Preference capital included as part of 4.32	N/A	N/A	N/A

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period- $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.10)	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period- $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	**N/A**	**N/A**

Consolidated statement of cash flows

(See note 6)

		Current period $A'000	Previous corresponding period- $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	13649	16912
7.2	Payments to suppliers and employees	(17086)	(17531)
7.3	Dividends received	-	-
7.4	Interest and other items of similar nature received	12	14
7.5	Interest and other costs of finance paid	(295)	(198)
7.6	Income taxes paid	-	(7)
7.7	Other (provide details if material)	-	-
7.8	**Net operating cash flows**	**(3720)**	**(810)**
	Cash flows related to investing activities		
7.9	Payment for purchases of property, plant and equipment	(66)	(1060)
7.10	Proceeds from sale of property, plant and equipment	23	18
7.11	Payment for purchases of equity investments	-	-
7.12	Proceeds from sale of equity investments	24	16
7.13	Loans to other entities	-	-
7.14	Loans repaid by other entities	-	-
7.15	Other (provide details if material)	20	30
7.16	**Net investing cash flows**	**1**	**(996)**
	Cash flows related to financing activities		
7.17	Proceeds from issues of +securities (shares, options, etc.)	3466	4
7.18	Proceeds from borrowings	2840	1706
7.19	Repayment of borrowings	(2575)	(87)
7.20	Dividends paid	-	-
7.21	Other (provide details if material)	-	(39)
7.22	**Net financing cash flows**	**3731**	**1584**
7.23	**Net increase (decrease) in cash held**	12	(222)
7.24	Cash at beginning of period (*see Reconciliation of cash)*	118	340
7.25	Exchange rate adjustments to item 7.24.	-	-
7.26	**Cash at end of period** (*see Reconciliation of cash)*	**130**	**118**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period- $A'000
8.1 Cash on hand and at bank	130	148
8.2 Deposits at call	-	-
8.3 Bank overdraft	-	(30)
8.4 Other (provide details)	-	-
8.5 **Total cash at end of period** (item 7.25)	**130**	**118**

Ratios	Current period	Previous corresponding period
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	(24.84%)	(19.00%)
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.32)	(56%)	23248%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(2.02c)	(10.21c)
(b) Diluted EPS (if materially different from (a))		
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	61,146,417	56,950,418

+ See chapter 19 for defined terms.

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	3.3c	(0.0002c)

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.4	12	14
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	295	198
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	948	855

Control gained over entities having material effect
(See note 8)

13.1	Name of entity (or group of entities)	-
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 *and indicates which amounts should agree with items included elsewhere in this report.*

Segments

Operating Revenue	**The Group operates in one segment**
Sales to customers outside the economic entity	**being the Pharmaceutical Industry**
Inter-segment sales	**- Research, Manufacturing and**
Unallocated revenue	**Packaging.**

Total revenue (consolidated total equal to item 1.3)

Segment result (including abnormal items where relevant)

Unallocated expenses

Consolidated +operating profit before tax (before equity accounting) (equal to item 1.6)

Segment assets)
Unallocated assets)
Total assets (equal to item 4.16))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received up to 5.00 pm if paper based, or by "End of Day" if a proper +SCH transfer)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 36% tax
15.4	*(Preliminary final report only)* **Final dividend:** Current year	NIL	NIL
15.5	Previous year	NIL	NIL
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	NIL	NIL
15.7	Previous year	NIL	NIL

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	NIL	NIL
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	NIL	NIL
15.11	Preference +securities	N/A	N/A
15.12	**Total**	**NIL**	**NIL**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Equity accounted associated entities and other material interests

Equity accounting information attributable to the economic entity's share of investments in associated entities must be disclosed in a separate note. See AASB 1016: Disclosure of Information about Investments in Associated Companies.

Investments in associated entities	Current period $A'000	Previous corresponding period- $A'000
16.1 Statutory carrying value of investments in associated entities (SCV)		
16.2 Share of associated entities' retained profits and reserves not included in SCV:		
Retained profits		
Reserves		
16.3 **Equity carrying value of investments**	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest (+ordinary securities, +units etc) held at end of period		Contribution to +operating profit (loss) and extraordinary items after tax	
17.1 **Equity accounted associated entities**	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period - $A'000
			Equity accounted	
N/A				
17.2 **Other material interests**			*Not equity accounted (ie part of item 1.14)*	
N/A				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
18.3	**+Ordinary securities**	65,452,806	65,452,806		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buy-backs	8,486,691	8,486,691		
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		7,500,000 40,000	- -	50 15	28/2/01 30/6/01
18.8	Issued during current period				
18.9	Exercised during current period	276,691 460,000 250,000	276,691 460,000 250,000 -	20 15 20	30/6/00 30/6/01 30/6/03
18.10	Expired during current period	48,402,344	- -	20	30/6/00
18.11	**Debentures** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

18.12	**Unsecured notes** *(totals only)*	N/A	

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to the attached Stock Exchange announcement.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	24TH NOVEMBER 2000
Time	10.30 AM
Approximate date the annual report will be available	27TH OCTOBER 2000

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	-

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.

(Tick one)

☐	The financial statements have been audited.	☐	The financial statements have been subject to review.
☑	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here:  Date: 13-9-2000
(Company Director)

Print name: SAMUEL P. QUIGLEY

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in *AASB 1004: Disclosure of Operating Revenue.*

Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

+ See chapter 19 for defined terms.

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**
Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029 and AASB 1034*. Banking institutions, trusts and financial institutions identified in an ASC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.
Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of paragraphs 9.1-9.4 of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030.*

6. **Statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the consolidated financial statements. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated +operating profit (loss) and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under an ASC Class Order dated 9 July 1997, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or

contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law accounts** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.


Acuity
TECHNOLOGY MANAGEMENT

Acuity
Technology
Management Pty Ltd

ACN 008 777 417

85 Manning Road
Malvern East
Victoria 3145
Australia

Tel: (03) 9572 0831
Fax: (03) 9572 0832
Mobile: 04 1111 4457
E.mail: acuity@bigpond.com

13 September 2000

The Directors
PharmAction Holdings Limited
Level 14, 50 Market Street
Melbourne VIC 3000

Dear Sirs

This summary **Independent Valuation Report** has been prepared at the request of the Directors of PharmAction Holdings Limited ("PHD" or the "Company"). It summarises our examination of the Company's intellectual property ("IP") related to production processes for pharmaceuticals and drug development programs, and our assessment of the value of the IP.

Acuity Technology Management ("Acuity") examined the IP which is owned by PHD and licensed to Bioactive Enhancement Technologies Aust Pty Ltd ("BETA"), a company in which PHD has a 75% shareholding. The remaining 25% of BETA is owned by Phytotherapy Technology Pty Ltd ("PTPL"), the developer of expertise in processes for the extraction and physicochemical modification of pharmaceutical entities, including small molecule drugs, plant extracts and proteins.

PHD intends further development of the BETA extraction and drug modification concepts, as well as its own supercritical fluid extraction technology, to provide pharmaceutical reagents to drug and biotechnology companies. The **Phytochemicals** project, based on novel and potentially patentable technology, aims to produce a portfolio of separated and highly purified bioactive compounds from a range of herbs known to contain beneficial qualities for a broad number of important diseases, for example arthritis, asthma and osteoporosis. In certain circumstances the Company may manufacture products for others to clinically evaluate and to incorporate into branded products.

In other applications of the technologies, the Company will obtain a client's pure active ingredient, for example a protein or a patented drug, and modify or reconstitute the product to provide an alternative and superior delivery mechanism. Targeted products include nasally deliverable insulin and other drugs, improved formulations of antiinfective agents, antiulcerants and cardiovascular drugs.

Management consultancy to high technology industries.

Project management
Technology assessment
Valuation
Financial analysis
Research management
Market research
Quality assurance

For the purposes of our evaluation we grouped the applications of the technologies into **Micronisation**, based on the presentation of drugs with a highly uniform physical appearance such that their uptake is rapid and uniform, and **Controlled Release**, again the result of physical modification of a drug using the novel processes to provide a more readily absorbable drug and / or one in which the uptake can be prolonged in a controllable manner.

A PharmAction patented technology, **Zinc Monoglycerate**, will also be reformulated by the Company to obtain additional patent protection. The product is already licensed overseas for treating cold sores and trials will be undertaken to evaluate its potential use in treating wounds and herpes infections.

In making these developments available to major pharmaceutical companies, PHD anticipates that it will receive advance payments, and royalties on drug sales.

Valuation Opinion

We offer the opinion that the value of the IP is $86m to $118m with a mean value of approximately $102m.

The values of the main business areas as determined by our analysis are as follows ($'000):

	Lower value	Upper Value	Mean
Micronisation	31,728	45,089	38,408
Controlled Release	22,986	32,101	27,543
Pure Phyto-extracts	27,206	35,640	31,423
Zinc Monoglycerate	3,994	5,208	4,601
TOTALS	85,914	118,037	101,976

The financial models used in the valuation only include revenues and expenses that may be attributable to the various components of the IP and hence the outcome is a fair indication of the value of the IP, that is, it does not include cash flow that relates to other aspects of the business of PHD or BETA. Similarly, the value is exclusive of any tangible assets that the Companies may own.

The value should be viewed as the value to BETA. To determine the value to PHD, the figures should multiplied by 0.75 due to the Company's 75% equity in BETA.

Valuation Methodology

Our insight into the intellectual property underpinning the development of the processes and products, as well as the markets and competition, derive from discussions with the key scientists involved in the programs and inspection of research results and proposed studies, budgets and resources. We also conducted independent searches of the scientific, commercial and patent literature to investigate markets and competitive activity.

Findings and the valuation opinion are based on our knowledge and experience in the biotechnology and pharmaceutical industries as well as experience in the financial analysis of R&D projects, technology assessment and intellectual property valuation.

We considered a number of valuation methodologies including: establishment of replacement value, orderly realisation of component parts, capitalisation of the estimated maintainable earnings and Net Present Value ("NPV") of future cash flows deriving from net margins or royalties. Consideration was also given to comparison of the IP to capital raisings, acquisitions and market capitalisation of businesses that are developing or exploiting similar technologies.

The method chosen was a Probability Adjusted Net Present Value ("PANPV") of future income, which adjusts revenue forecasts to compensate for individual risks as they arise. Individual probability factors are applied to the cashflows at the time point at which the risk occurs. Discount rates used to determine the NPV are also increased beyond what may be usually applied to a technology investment to compensate for less quantifiable and cumulative risks, particularly competitive activity. The method, we believe, more reasonably accounts for uncertainties with forecasting cash flows for innovative developments.

Revenue forecasts were independently prepared by Acuity for use in the valuation models. These were based on comparisons with licensing deals made between large drug and research-based companies, current sales and market forecasts for drugs in the relevant disease areas, publicly available data on incidence of the diseases and related healthcare expenditures, and data on the markets for plant extracts and neutraceuticals. Expenditures were based on detailed R&D costings prepared by the Company and considered as reasonable by Acuity.

A risk assessment of the research was conducted to enable probability adjustment of the revenue forecasts. In evaluating the risk profile of the proposed products and processes we drew on published data for the progression of biopharmaceuticals and new chemical entities through the various stages of drug development and testing.

Valuation Assumptions

The following specific assumptions have been used in the models:

- Revenue projections are determined from 1 July 2000 and assume a financial year end of 30 June;
- The valuation period is twelve years and residual values have been applied;
- Australian company tax is paid in the year in which profit is made at the rate of 34% for 2000/01 and 30% thereafter, and tax losses (on a project by project basis) have been carried forward;
- After tax discount rates ranging from 17% to 30% were used, depending on program. Such rates reflect, when considered in conjunction with probability adjustments, the moderate to high risk nature of the projects and the fact that there is limited past business activity by which to gauge the potential for future success; and
- The analysis is in constant 2000 dollars and no consideration has been allowed for inflation and exchange fluctuations. The discount rates are therefore real rates.

The cash flow models used in the valuation make the assumption that PHD has, or will have, sufficient funds to support further research and development ("R&D") of the BETA concepts, supercritical fluid technology and zinc monoglycerate, for capital expenditure on a production facility if appropriate, promotional activities and to meet other operating costs. The financial models anticipate considerable expenditure on the specific projects over the next few years and without adequate funds the value of the IP may not be realised.

Other Matters

The valuations make certain assumptions in relation to the revenue prospects. The forecasts used in the valuation derive from discussions with PHD, a number of publicly available sources and our own view in relation to projections based on this information.

In applying these figures to the determination of the value of the IP, we are making no representation that further research and development will be successful, nor that market growth and penetration will be realised. We consider that the forecasts are based on reasonable assumptions with regard the markets and that, following adjustment for risk, provide a sound basis for the valuation.

Neither Acuity Technology Management nor its principals have any pecuniary interest in PHD, BETA or PTPL that could be regarded as affecting its ability to provide an unbiased opinion of the matter contained in this Report. Acuity will receive a professional fee for the preparation of a valuation report and this letter.

We have given our written consent to PHD to distribute this letter to shareholders and otherwise make its contents publicly available.

Yours sincerely



D H RANDERSON, PhD
Managing Director

Bill Bytheway



FAXED

ASX

AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/07/2000

TIME: 15:23:20

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Placement

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/07/2000

TIME: 16:23:54

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sale of Pharmaceutical Contract Manufacturing division

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

PHARMACTION

31 July 2000

Australian Stock Exchange
Ms Kate Kidson
Listings

Fax 9614 0303

Dear Kate

Please acknowledge receipt of the attached announcement to the stock exchange by Pharmaction Holdings Ltd.

Yours sincerely



WT Bytheway
Company Secretary

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA

PHARMACTION

31 July 2000

ASX ANNOUNCEMENT

Following the recent concentrated focus on expansion of its R & D portfolio, the Directors of Pharmaction Holdings Ltd announce that they have resolved to enter negotiations to sell the pharmaceutical contract manufacturing division in order to free up capital for the main activity of the company namely, the development and commercialisation of intellectual property. Early stage expressions of interest have been received.

Over the last two months, Directors have announced several developments and acquisitions of highly prospective R & D projects in its technical division. These have included the success in Europe of Phase II clinical trials of the Company's patented zincmonoglycolerate molecule in skin disorder treatment and the acquisition of technology to dramatically reduce drug particle size to allow delivery of drugs, such as insulin, via puffer or patch and solubilisation technology to significantly increase the bio-availability of a range of otherwise low bioavailable drugs.

To support the development of these promising breakthrough technologies, Directors have commissioned Acuity Technological Management Pty Ltd (David Randerson) to value the Company's growing portfolio of R & D projects. The results of this investigation will be made available to shareholders.

To support these expanded R & D activities, the Directors announce that a capital raising in the vicinity of $6.0m to $8.0m will be undertaken by a private placement in October 2000. The proposed placement will be subject to shareholder approval in accordance with the ASX Listing Rules. To further support the R & D activities, an R & D Start Grant application is being prepared for the previously announced successful extraction and purification of bioactive ingredients from herbal medicines.

For further information
please contact:

Mr Bill Bytheway
Company Secretary
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
Melbourne Victoria 3000

Tel: 03 9614 5505
Fax: 03 9614 4679
E-mail: pelorus@starnet.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/06/2000

TIME: 17:23:25

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Major Biotech Expansion for Pharmaction

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler	
COMPANY:	**Australian Stock Exchange**	OUR REF:		
FAX No.:	**1300 300 021**	DATE:	9 June 2000	**PAGE: 1 OF 4**

PLEASE REPLY FAX No.: (03) 9369 9452

RE: MAJOR BIOTECH EXPANSION FOR PHARMACTION

Please find attached an announcement for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler			
COMPANY:	**Australian Stock Exchange**	OUR REF:				
FAX No.:	**1300 300 021**	DATE:	9 June 2000	**PAGE:**	**1 OF**	**2**

PLEASE REPLY FAX No.: (03) 9369 9452

Dear Sirs,

I forgot to attach the bar code to the last announcement I recently forwarded to you, I have attached a new header page with it on. Sorry for any inconvenience.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

PHARMACTION

MAJOR BIOTECH EXPANSION FOR PHARMACTION

09/06/00

The Directors of Pharmaction Holdings Limited (PHD) are pleased to announce a major expansion of the Company's Biomedical Research Development Division with the signing of the Heads of Agreement to establish the newly formed Bioactive Enhancement Technologies Aust. P/L (BETA) in which PHD will hold a 75% equity stake.

Last year Pharmaction entered into a limited joint venture with Phytotherapy Technology Pty Ltd to develop extraction methods for plant bio-actives using Super Critical Fluid Technology. The JV acquired the services of Hub Regtop, one of the most respected consulting biochemists in Australia and, through Unisearch, the JV also acquired the services of Professor Neil Foster, Head of the University of New South Wales Supercritical Fluid R & D group.

The Chairman of PHD Mr Tom Hartigan said today that the formation of BETA in which PHD will hold 75% is a major new enterprise for the contract pharmaceutical manufacturer. "Neil and Hub are world leaders in their field and the continuing developments of BETA will hopefully create a world leading enterprise in the fields of purification of bio-actives and drug delivery systems" he said. "The development of these technologies could deliver significant financial benefit to the world in the fields of medicinal, pharmaceutical, nutraceutical and veterinary science."

BETA will acquire the current intellectual property associated with the pharmaceutical applications of Supercritical Fluid Technology. A novel approach to the mode of operation of this technology has led to such significant success that BETA now plans to expand the existing research base. It also plans to undertake development work in other major project areas involving this innovative approach to utilising Supercritical Fluids and Dense Gases. The intellectual property already developed to produce pharmaceutical products based on soy can also be adapted to produce fine powders of pharmaceuticals suitable for inhalants as well as for the production of more effective and efficient pharmaceutical formulations than is possible with conventional technology. Patent applications are being formulated to protect this intellectual property.

Pharmaction has increased its R&D focus following a major investment by Biotechnology supporter, Mr Bori Liberman and with the appointment of new Board Members from corporate and investment advisors Pelorus Australia Limited, Mr Sam Quigley and Mr Bill Bytheway and the former principal of Soltec, Mr Rod Tomlinson. "The combined technical and commercial skills of Directors is creating an exciting new future for shareholders," Mr Hartigan said.

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA

PHARMACTION

The Board of PharmAction is actively pursuing various funding strategies to support the above expansion.

Two of the major project areas to be developed by BETA are:

1. **The Phytotherapy Project** which last year announced a major breakthrough in the extraction, concentration and purification, of pure bioactive compounds from herbal medicines. This discovery will eventually enable commercial quantities of therapeutically pure compounds to be clinically trialled in the treatment of many diseases for which these actives are indicated to have curative powers. Up until now, they have only been available in crude form as food or OTC (Over the Counter) food supplements.

   The crude soy bioactives have been implicated as a successful treatment of breast, prostate and colon cancer, osteoporosis and drug addiction. However, because the crude extract contains 4 main classes of compounds, it has not yet been possible to unambiguously identify which disease states respond therapeutically to each class of compounds. BETA will concentrate and isolate the individual classes of phytochemicals and initiate preliminary clinical trials to determine the therapeutic activity of the individual phytochemicals.

   Hypericum Perforatum (St Johns Wort) in its crude extract form is currently used in the treatment of depression. It is indicated as a natural, potentially less side effects alternative to Prozac and other anti-depressants and also as an anti-viral and anti-microbial agent. The discovery of how to produce pure extracts of the bioactives will allow clinical trials to proceed toward the development of a range of hitherto unavailable herbal drugs. The herbal medicine market for crude extracts is $US24 billion per year worldwide.

2. **The Micronisation Project** offers significant potential and represents the possibility of a very exciting breakthrough in drug delivery systems. By novel application of a variant in Dense Gas Technology many drugs which are today delivered by injection can be reduced in particle size to allow their delivery via aerosol spray, thus providing the potential to increase the rate of uptake and the bioavailability. This technology could mean that the millions of patients worldwide could soon be using an aerosol puffer or a slow release patch to deliver their medication rather than by several injections per day. Further examples for which this technology will be utilised are the preparation of local delivery systems for the treatment of

- Legionnaire's disease
- Tuberculosis
- Pulmonary fibrosis, as well as other inflammatory airway diseases.

Other applications of these novel breakthroughs and any potential licences will be announced as they develop.

PHARMACTION

For Further Information
Contact the Company Secretary
Mr Geoff Chandler
Tel: 03 9278 7555
Fax 03 9369 9452
e-mail: geoffc@ pharmaction.com.au

PHARMACTION HOLDINGS LIMITED
For and on behalf of the Board



Geoffrey Chandler
Company Secretary &
Chief Financial Officer



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/06/2000

TIME: 16:54:51

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Zinc Trials Successful

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler		
COMPANY:	**Australian Stock Exchange**	OUR REF:			
FAX No.:	**1300 300 021**	DATE:	9 June 2000	**PAGE:**	**1 OF 3**

PLEASE REPLY FAX No.: *(03) 9369 9452*

RE: ZINC TRIALS SUCCESSFUL

Please find attached an announcement for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

Confidentiality.

PHARMACTION

ZINC TRIALS SUCCESSFUL

Mr Tom Hartigan, Chairman of the contract pharmaceutical manufacturer and medical research Company, Pharmaction Holdings Limited, announced today that the completion of Phase II clinical trials of its patented ZINC MONOGLYCEROLATE (ZMG) by Central Clinical Ltd of London had shown positive results against existing hydrocortisone treatment of Eczema. Other Phase I and Phase II trials promised far broader applications to benefit sufferrers worldwide in the treatment of inflammatory conditions with a non-steroidal compound offering no long term steroidal side effects.

This follows Pharmaction's signing last year of an exclusive, $US365,000 licence agreement with American online lip care Company PURE LIP to use ZMG in its product ViraZinc™ aimed at the 55 million Americans with recurrent cold sores and the $US224 million lipbalm market.

Pharmaction may soon be able to offer hope for sufferers of burns, wounds, leg and stomach ulcers and a range of other inflammatory conditions following positive results in Phase I and Phase II clinical trials of ZMG in the non-steroidal treatment of a range of conditions.

Pharmaction is preparing to enter licencing agreements for distribution and manufacture of ZMG in topical applications for cold sores, eczema, ulcers and other inflammatory conditions together with the oral treatment of gastric ulcers and lesions in humans and animals.

The medical journal of Australia has published findings on the trials of ZMG for oral herpes showing that after 13 days treatment, 70 % of the lesions in patients administered ZMG, had healed, compared with 9% with patients administered with convential ZincOxide.

The success comes as Pharmaction has increased its R&D focus following a major investment by Biotechnology supporter, Mr Bori Liberman and with the appointment of new Board Members from corporate and investment advisors Pelorus Australia Limited, Mr Sam Quigley and Mr Bill Bytheway and the former principal of Soltec, Mr Rod Tomlinson. "The combined technical and commercial skills of

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA

Directors is creating an exciting new future for shareholders," Mr Hartigan said.

ZMG is a novel compound that releases Zinc ions at a slower rate than existing compounds with the complete elimination of the toxicity levels of faster release ions. Zinc supplements are recommended in the prevention of a variety of skin and inflammatory disorders, but have been restricted by the side effects of long term use which include, interference with other nutrients such as copper and impairment to the immune function.

The ZMG compound provides a break through in cold sore treatment by allowing the safe application of a steady release of biologically active Zinc with the soothing lubricating qualities of Glycerol. Pure Lip describes its first ZMG application ViraZinc™ as "a state of the art compound that enables us to safely provide nature's best anti-cold sore prevention."

Pure Lip invites visitors to its web site at www.purelip.com

PHARMACTION HOLDINGS LIMITED
For and on behalf of the Board



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

PHARMACTION

09 June 2000
Ms Kate Kidson
Australian Stock Exchange
530 Collins Street
Melbourne
Victoria 3000

Dear Kate,

By Facsimile 9614 0303

Request for removal of trading halt.

The company has completed its three separate announcements to the ASX today concerning the three matters I advised you of earlier today.

1. The rumour concerning a possible take-over of PharmAction by an international pharmaceutical company.
2. The results of a clinical trial in its patented compound ZMG
3. The signing of a new joint venture agreement.

Would you please remove the trading halt immediately after the last of the announcements I have forwarded to the announcements office is released to the market. We consider the market to be fully informed on all the above matters.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA

PHARMACTION

9 June 2000

ASX ANNOUNCEMENT

The Directors of PharmAction Holdings Ltd have become aware of market rumors that the Company is or is about to be the subject of a takeover offer from a large international pharmaceutical company.

The Directors advise that the Company has not been contacted by a potential acquirer and is not in negotiations with any other Company in this regard.

The Directors intend over the next 48 hours of business trading to provide an update to the market on two issues involving its R&D activities. These involve results of chemical trials of its patented compound Zinc Monoglycerolate and the proposed signing of a new Joint Venture Agreement involving substantial expansion of its research into bioactive enhancement of molecules by novel application of Supercritical Fluid Technology.

PHARMACTION HOLDINGS LIMITED
For and on behalf of the Board



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/06/2000

TIME: 13:46:47

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice re: Takeover Rumour & Research & Development Update

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section** **ASX**	FROM:	Geoffrey Chandler			
COMPANY:	**Australian Stock Exchange**	OUR REF:				
FAX No.:	**1300 300 021**	DATE:	9 June 2000	**PAGE:**	**1 OF**	**2**

PLEASE REPLY FAX No.: (03) 9369 9452

RE: Takeover rumour and Research and Development Update

Please find attached an announcement for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

ASX



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/06/2000

TIME: 10:48:04

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Company's Request for Trading Halt

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/06/2000

TIME: 10:04:12

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

PHARMACTION

09 June 2000
Ms Kate Kidson
Australian Stock Exchange
530 Collins Street
Melbourne
Victoria 3000

Dear Madam.
By Facsimile 9614 0303

Request for trading halt.

The company has become aware of a rumour that a large international pharmaceutical company is to take over PharmAction. The Directors have not been contacted by this company and intend to release a notice to the market as soon as possible today making it clear that no contact or discussions have occurred.

PharmAction had also intended to provide an update to the market on two issues surrounding its R & D projects, being the results of a clinical trial into its patented compound ZMG, and the proposed signing of a new joint venture agreement involving its existing joint venture partners.

The company would like keep both issues separate, the market rumour of take-over and the update on the R&D activity. Whilst the directors can this morning make an announcement denying that a take-over by this company has been discussed it requires additional time to prepare its release in relation to the R & D.

For these reasons the Directors of PharmAction Holdings Limited request a trading halt for Friday 9th of June and Tuesday 13th June 2000, effective immediately.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

PHARMACTION HOLDINGS LTD
A.C.N. 072 178 977
73-83 CHERRY LANE LAVERTON NORTH VIC 3026 AUSTRALIA

09 June 2000
Ms Kate Kidson
Australian Stock Exchange
530 Collins Street
Melbourne
Victoria 3000

Dear Madam.

Request for trading halt.

The company has become aware of a rumour that a large international pharmaceutical company is to take over PharmAction. The Directors have not been contacted by this company and intend to release a notice to the market as soon as possible today making it clear that no contact or discussions have occurred.

PharmAction had also had intended to provide an update to the market on two issues surrounding its R & D projects, being the results of a clinical trial into its patented compound ZMG, and the proposed signing of a new joint venture agreement involving its existing joint venture partners.

The company would like keep both issues separate, the market rumour of take-over and the update on the R&D activity. Whilst the directors can this morning make an announcement denying that a take-over by this company has been discussed it requires additional time to prepare its release in relation to the R & D.

For these reasons the Directors of PharmAction Holdings Limited request a trading halt for Friday 9th of June and Tuesday 13th June 2000, effective immediately.

Yours truly,
PHARMACTION HOLDINGS LIMITED

Geoffrey Chandler
Company Secretary &
Chief Financial Officer



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2000

TIME: 17:58:44

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of EGM/Appointment of Directors/Project Update

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler
COMPANY:	**Australian Stock Exchange**	OUR REF:	
FAX No.:	**1300 300 021**	DATE:	8 February 2000 **PAGE: 1 OF 4**

PLEASE REPLY FAX No.: (03) 9369 6730

RE: Extraordinary General Meeting 7th February 2000, appointment of new directors, and update on the Phytotherapy Research Project

Please find attached an announcement for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

Confidentiality.

PHARMACTION

08 February 2000

Manager Companies
Australian Stock Exchange
530 Collins Street
Melbourne
Victoria 3000

Dear Sir,

Extraordinary General Meeting 7th February 2000 at 9.30 am

PharmAction advises the result of voting on a resolution that was put to shareholders at an Extraordinary General Meeting of shareholders on Monday 7th February 2000.

Agreement to issue convertible note and issue and allotment of underlying shares and options.

"That the issue of the following securities by the Company to Jagen Pty Limited is approved:

(a) I convertible note ("Note") with an issue price of $2,750,000 convertible into:

- 25,000,000 fully paid ordinary shares in the capital of the Company **("Shares")**; and
- 25,000,000 options **("Options")** to subscribe for additional Shares,

on the terms and conditions of the Convertible Note Agreement entered into by the Company, PharmAction Manufacturing Pty Ltd and Jagen Pty Limited dated 22 December 1999;

(b) 25,00,000 Shares on conversion of the Note; and

(c) up to 25,000,000 additional Shares on exercise of the Options."

The resolution was passed on a show of hands

Update on trading and other matters

The Chairman provided shareholders with a brief update on trading and other matters.

He advised that the capital raising was now complete. Apart from the funds that will flow from the proceeds of the Convertible Note ($2,750,000), approximately $2.5M was raised prior to Christmas by the issue of PharmAction shares. These proceeds were used in part to

completely discharge debt with the ANZ Bank, leaving the Company largely debt free other than for the Convertible Note.

The Pharmaction Group expects to announce a profit of approximately $1,900,000 for the six months ended 31st December 1999. However, this is as a result of the transfer of the title to the property occupied by Pharmaction at 73-83 Cherry Lane, Laverton North, from Hoechst Marion Roussel Australia Pty Limited (**HMR**), Pharmaction's previous joint venture partner, for $1. The transfer of the property resulted in a profit of approximately $3,200,000.

The trading loss for the six months to 31st December is higher than anticipated as a result of the lower than expected production volumes in November and December, a write-off of all Research & Development costs, together with all Convertible Note expenses and various other non-recurring expenses.

Phytotherapy Research Project

The Directors wish to advise that they are proceeding to finalise in the short term a strategy/Action plan for the commercilaisation of the promising Phytotherapy Project. Further details will be announced as soon as they are available.

Appointment of two new Directors

At a meeting of Directors following the Extraordinary General Meeting to adopt the Convertible Note (**Note**), two new Directors were subsequently appointed as required under the terms and conditions of the Note.

The Company is pleased to announce the appointment of Mr Samuel Peter Quigley and Mr William Thomas Bytheway as Directors to PharmAction Holdings Limited.

Mr Samuel Peter Quigley

Mr Quigley has a marketing and commercial background and a Bachelor of Economics.

Over recent years Mr Quigley has lead several public companies which required reconstruction in order to improve profit performance and prepare them for eventual sale. These companies include Associated Pulp & Paper Mills (for North), Strarch International Ltd (for Fletcher Challenge), and the Jennings Group Limited (for a bank consortium).

Mr Quigley has particular strengths in changing employee motivation, behavioural patterns and implementing interdependent team structures which have resulted in significant improvements to the wealth of shareholders in the companies for which he has acted.

Mr Quigley has had a global responsibility for a number of companies, and has lived and worked in Asia and North America.

Mr William Thomas Bytheway

Mr Bytheway had a 28 year career at Mayne Nickless and was Managing Director of Mayne Nickless for 4 years. In addition to his global responsibilities at Mayne Nickless, Mr Bytheway has lived and worked in North America.

Mr Bytheway brings considerable skills of an industry specific nature (logistics and health care) and in the areas of strategic management and design of cost efficient supply chains within companies.

Mr Bytheway is a fellow of the Australian Institute of Company Directors, Chartered Institute of Transport, and Australian Institute of Management.

Yours truly,
PHARMACTION HOLDINGS LIMITED
FOR AND ON BEHALF OF THE BOARD



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

BLAKE DAWSON WALDRON

L A W Y E R S

03 SEP 12 PM 7:21

Constitution of Pharmaction Holdings Limited

ACN 072 178 977

I CERTIFY THIS TO BE A TRUE COPY OF THE CONSTITUTION OF PHARMACTION HOLDINGS LIMITED ADOPTED AT A MEETING OF SHAREHOLDERS ON 26th NOVEMBER 1999.



GEOFFREY CHANDLER
COMPANY SECRETARY

Level 39]
101 Collins Street
Melbourne Vic 3000
Telephone: 9679 3000
Fax: 9679 3111

26 November 1999
Ref: GIT:DJPM:1004836

FREEHILLS
ATTN: ROBERT MCLOUGHLIN
Level 43
101 Collins Street
MELBOURNE VIC 3000

Remove this top section if desired before framing



Certificate of Registration on Change of Name

This is to certify that

PHARMACTION HOLDINGS LIMITED

Australian Company Number 072 178 977

did on the twenty-eighth day of December 2000 change its name to

EIFFEL TECHNOLOGIES LIMITED

Australian Company Number 072 178 977

The company is a public company.

The company is limited by shares.

The company is registered under the Corporations Law of Victoria and the date of commencement of registration is the fifteenth day of December, 1995.

Issued by the
Australian Securities and Investments Commission
on this twenty-eighth day of December, 2000.

CERTIFICATE

CONTENTS

CONSTITUTION OF PHARMACTION HOLDINGS LIMITED ACN 072 178 977

1. PRELIMINARY

1.1 Replaceable rules

The replaceable rules referred to in section 141 do not apply to the Company and are replaced by the rules set out in this document.

1.2 Definitions

The following definitions apply in this document.

"**Alternate**" means an alternate Director appointed under rule 4.1

"**Appointor**" in relation to an Alternate, means the Director who appointed the Alternate.

"**ASX**" means Australian Stock Exchange Limited.

"**Board**" means the Directors acting collectively under this document.

"**business day**" has the meaning given by the Listing Rules.

"**Called Amount**" in respect of a share means:

(a) the amount of a call on that share which is due and unpaid; and

(b) any amount the Board requires a member to pay under rule 25.7.

"**Company**" means the company named at the beginning of this document whatever its name is for the time being.

"**Director**" means a person who is, for the time being, a director of the Company including, where appropriate, an Alternate.

"**dividend**" includes bonus.

"**Executive Director**" means a Director who is an employee of the Company or a subsidiary or acts in an executive capacity for the Company or a subsidiary under a contract for services and includes a Managing Director.

"**Interest Rate**" means, in respect of each rule in which that term is used:

(a) the rate for the time being prescribed by the Board in respect of that rule; or

(b) if no rate is prescribed, 15% each year.

"**Law**" means the Corporations Law.

"**Listing Rules**" means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

"**Managing Director**" means a managing director appointed under rule 7.1.

"**member**" means a person whose name is entered in the Register as the holder of a share.

"**Market Transfer**" means a transfer (within the meaning of Division 3 of Part 7.13) that:

(a) according to the SCH business rules, is a proper SCH regulated transfer; or

(b) is a valid transfer under a computerised or electronic system established or recognised by the Law, the Listing Rules or the SCH business rules for the purpose of facilitating dealings in shares.

"**ordinary resolution**" means a resolution of members other than a special resolution.

See sections 168, 169 and the Listing Rules

"**Register**" means the register of members kept as required by sections 168 and 169 and includes a computerised or electronic subregister established and administered under the SCH business rules.

"**Remuneration**" in relation to a Director (other than an Executive Director):

(a) includes salary, bonuses, fringe benefits and superannuation contributions provided by the Company; and

(b) excludes a payment made as compensation for loss of office or in connection with retirement from office and an insurance premium paid by the Company or indemnity under rule 11.

"**SCH business rules**" means the business rules (within the meaning of Chapter 7) of the securities clearing house as they apply to the Company for the time being.

"**Secretary**" means, during the term of that appointment, a person appointed as a secretary of the Company in accordance with this document.

"**special resolution**" has the meaning given by section 9.

"**Unmarketable Parcel**" means a parcel of shares of a single class registered in the same name or the same joint names which is:

(a) less than the number that constitutes a marketable parcel of shares of that class under the business rules of ASX; or

(b) subject to the Law, the Listing Rules and the business rules of ASX, any other number determined by the Board from time to time.

"**Voting Member**" in relation to a general meeting, or meeting of a class of members, means a member who has the right to be present, and to vote on, at least 1 item of business to be considered at the meeting.

1.3 Interpretation of this document

Headings and marginal notes are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation), the Listing Rules, the business rules of ASX, or the SCH business rules is to that legislation or those rules as:

(A) amended, modified or waived in relation to the Company; or

(B) re-enacted, amended or replaced

and includes any subordinate legislation or rules issued under the legislation or those rules;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(iv) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests 1 gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word "**agreement**" includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g) A power to do something includes a power, exercisable in the like circumstances to revoke or undo it.

(h) A reference to a power is also a reference to authority or discretion.

(i) A reference to something being "**written**" or "**in writing**" includes that thing being represented or reproduced in any mode in a visible form.

(j) Words (other than those defined in rule 1.2) which are defined by the Law have the same meaning in this document.

(k) A reference to a Chapter, Part, Division, or section is a reference to a Chapter, Part, Division or section of the Law.

2. LISTING RULES

See Listing Rules 1.1 condition 2 and 15.11

If the Company is admitted to an official list of the ASX, it must comply with the Listing Rules.

3. DIRECTORS

3.1 Number of Directors

The Board may decide the number of Directors (not counting Alternates) but that number must be at least:

(a) 3; or

(b) the number of Directors (not counting Alternates) in office when the decision is made,

(whichever is greater).

3.2 Qualification

A Director need not be a member of the Company. Neither the auditor of the Company for the time being nor any partner or employee of the auditor is eligible to act as a Director of the Company.

3.3 Appointment by the Board

Replaces sections 224C and 244D

Subject to this document, section 225, and to the number of Directors for the time being fixed under rule 3.1 not being exceeded, the Board may appoint a person to be a Director at any time except during a general meeting. Any Director so appointed:

(a) automatically retires at the next annual general meeting and is eligible for re-election by that general meeting; and

(b) is not taken into account in deciding the rotation or retirement of Directors or the number of them to retire under rule 3.6 at that general meeting.

3.4 Election by general meeting

Replaces section 224C

Subject to this document, section 225, and to the number of Directors for the time being fixed under rule 3.1 not being exceeded, the Company may elect Directors by ordinary resolution. A Director appointed to replace one removed from office under rule 3.10 must retire when the Director replaced would have been required to retire if not removed and is eligible for re-election.

3.5 Eligible candidates

The Company in general meeting cannot validly elect a person as a Director unless:

3.9 **Cessation of Director's appointment**

The office of a Director automatically becomes vacant if the person who holds the office:

(a) becomes an insolvent under administration;

(b) is not permitted by the Law (or an order made under the Law) to be a director or vacates office by force of section 224;

(c) becomes of unsound mind or physically or mentally incapable of performing the functions of that office;

(d) fails to attend Board meetings (either personally or by an Alternate) for a continuous period of 3 months without leave of absence from the Board;

Rule 3.9(e) replaces section 227A

(e) resigns by notice in writing to the Company;

(f) is removed from office under rule 3.10; or

(g) ceases to qualify as a Director under rule 3.2.

3.10 **Removal from office**

Whether or not a Director's appointment was expressed to be for a specified period, subject to section 227:

(a) the Company by ordinary resolution; or

(b) members holding a majority of the issued shares of the Company conferring the right to vote, by writing delivered to the Company,

may remove a Director from office.

3.11 **Too few Directors**

If the number of Directors is reduced below the minimum required by rule 3.1, the continuing Directors may act as the Board only:

(a) to appoint Directors up to that minimum number;

(b) to convene a meeting of members; and

(c) in emergencies.

4. ALTERNATE DIRECTORS

4.1 **Appointment of Alternates**

eplaces ction 225A

Subject to rule 3.2, a Director (other than an Alternate) may appoint a person who is approved by the Board (without the vote of the Appointor) to act as Alternate for a specified period or each time the Appointor is unable to attend a Board meeting or act as a Director.

4.2 **Notice of Board meetings**

If the Appointor requests the Company to give the Alternate notice of Board meetings, the Company must do so. Unless the Appointor has requested it, the Company need not give notice of Board meetings to an Alternate.

4.3 **Obligations and entitlements of Alternates**

An Alternate:

(a) may attend and vote in place of the Appointor at a Board meeting at which the Appointor is not present;

(b) if also a Director, has a separate right to vote as Alternate;

(c) if Alternate for more than 1 Appointor, has a separate right to vote in place of each Appointor;

(d) when acting as Alternate, is an officer of the Company and subject to all the duties, and entitled to exercise all the powers and rights, of the Appointor as a Director; and

(e) is entitled to reasonable travelling, hotel and other expenses incurred in attending meetings of the Board or of the Company or while otherwise engaged on the business of the Company on the same basis as other Directors but is not entitled to any other remuneration from the Company (but the Appointor may further remunerate the Alternate).

4.4 **Termination of appointment**

The Appointor at any time may revoke the appointment of a person as an Alternate whether or not that appointment is for a specified period. Any appointment of an Alternate immediately ceases if:

(a) the Appointor ceases to be a Director; or

(b) an event occurs which would cause the Alternate to vacate office under rule 3.9 if the Alternate were a Director.

4.5 **Appointments and revocations in writing**

The Appointor must appoint, and revoke the appointment of, any Alternate in writing. The appointment or revocation is not effective until a copy is provided to the Company.

5. **POWERS OF THE BOARD**

5.1 **Powers generally**

Replaces section 226A

Except as otherwise required by the Law, any other applicable law, the Listing Rules or this document, the Board:

(a) has power to manage the business of the Company; and

(b) subject to rule 5.3, may exercise every right, power or capacity of the Company to the exclusion of the Company in general meeting and the members.

5.2 Exercise of powers

A power of the Board can be exercised only:

(a) by resolution passed at a meeting of the Board or otherwise in accordance with rule 12; or

(b) in accordance with a delegation of the power under rule 7, 8 or 25.17.

5.3 Sale of main undertaking

Unless otherwise permitted by the Listing Rules or the Law, the Board must not sell or dispose of the main undertaking of the Company unless the decision is ratified by the Company in general meeting.

6. EXECUTING NEGOTIABLE INSTRUMENTS

The Board must decide the manner (including the use of facsimile signatures if thought appropriate) in which negotiable instruments can be executed, accepted or endorsed for and on behalf of the Company. The Company may execute, accept, or endorse negotiable instruments only in the manner for the time being decided by the Board.

7. MANAGING DIRECTOR

7.1 Appointment and power of Managing Director

Replaces section 226C

The Board may appoint 1 or more Directors to be a Managing Director either for a specified term (but not for life) or without specifying a term.

The Board may delegate any of the powers of the Board to a Managing Director:

(a) on the terms and subject to any restrictions the Board decides; and

(b) so as to be concurrent with, or to the exclusion of, the powers of the Board,

and may revoke the delegation at any time.

7.2 Retirement and removal of Managing Director

Subject to rule 7.3 a Managing Director is not:

(a) required to retire; or

(b) taken into account in determining the number of Directors to retire,

by rotation under rule 3.6 but (subject to any contract between the Company and that Managing Director) is otherwise subject to the same rules regarding resignation, removal and retirement from office as the other Directors.

7.3 Multiple Managing Directors

If there are 2 or more Managing Directors at the same time:

(a) the Board may nominate one of them as the Managing Director to be exempted from retirement by rotation under rule 3.6 and may revoke the nomination at any time;

(b) if a Managing Director has been nominated under rule 7.3(a) and the Board later nominates a different Managing Director under that rule, the one first nominated must retire by rotation at the next annual general meeting unless elected at either of the last 2 annual general meetings; and

(c) if none of them is the subject of a current nomination under rule 7.3(a), all of them must retire by rotation under rule 3.6.

7.4 Termination of appointment of Managing Director

The appointment of a Managing Director terminates if:

(a) the Managing Director ceases for any reason to be a Director; or

(b) the Board removes the Managing Director from the office of Managing Director (which, subject to any contract between the Company and the Managing Director, the Board has power to do),

whether or not the appointment was expressed to be for a specified term.

8. DELEGATION OF BOARD POWERS

8.1 Delegation to committee or attorney

›laces
tion
D

The Board may delegate any of its powers:

(a) to a committee consisting of at least 1 Director which may also include people who are not Directors; or

(b) to an attorney;

and may revoke a delegation previously made whether or not the delegation is expressed to be for a specified period. This rule is supplemental to section 126(1).

8.2 Terms of delegation

A delegation of powers under rule 8.1 may be made:

(a) for a specified period or without specifying a period; and

(b) on the terms (including power to further delegate) and subject to any restrictions the Board decides.

Power exercised in accordance with a delegation of the Board is treated as exercised by the Board.

8.3 **Powers of attorney**

A power of attorney under rule 8.1 may contain the provisions for the protection and convenience of those who deal with the attorney that the Board thinks appropriate.

8.4 **Proceedings of committees**

Subject to the terms on which a power of the Board is delegated to a committee, the meetings and proceedings of committees are, to the greatest extent practical, governed by the rules of this document which regulate the meetings and proceedings of the Board.

9. DIRECTOR'S DUTIES AND INTERESTS

9.1 **Compliance with Law**

Each Director must comply with sections 232 and 236.

9.2 **Scope of Directors' duties**

A Director is not disqualified by reason only of being a Director from:

(a) holding any office or place of profit or employment other than that of the Company's auditor, or being a member or creditor, of any corporation (including the Company) or partnership other than the auditor; or

(b) entering into any agreement with the Company.

9.3 **Declaration of interests**

A Director must comply with the Law and any relevant general law principles in relation to disclosure of the Director's interests.

9.4 **Director interested in a matter**

Each Director must comply with section 232A in relation to being present, and voting, at a Board meeting that considers a matter in which the Director has a material personal interest. Subject to section 232A:

(a) a Director may be counted in a quorum at a Board meeting that considers, and may vote on, whether the Company enters into an agreement or proposed agreement in which that Director has an interest;

(b) the Company may enter into the agreement and the Director may participate in the execution of any relevant document by or on behalf of the Company;

(c) the Director may be counted in a quorum at a Board meeting that considers, and may vote on, matters involving the agreement; and

(d) if disclosure under rule 9.3 is made before the agreement is entered into:

(i) the Director may retain benefits under the agreement even though the Director has an interest in the agreement; and

(ii) the Company cannot avoid the agreement merely because of the existence of the interest.

9.5 Agreements with third parties

The Company cannot avoid an agreement with a third party merely because a Director:

(a) fails to make a disclosure required by rule 9.3; or

(b) is present at, or counted in the quorum for, a meeting that considers, votes on, or participates in the execution of, that agreement in breach of section 232A.

9.6 Obligation of secrecy

Every Director and Secretary must keep the transactions and affairs of the Company and the state of its accounts confidential unless required to disclose them:

(a) in the course of duties as an officer of the Company;

(b) by the Board or the Company in general meeting; or

(c) by law or under the Listing Rules.

The Company may require a Director, Secretary, auditor, trustee, committee member or other person engaged by it to sign a confidentiality undertaking consistent with this rule. A Director or Secretary must do so if required by the Company.

10. DIRECTORS' REMUNERATION

10.1 Remuneration of Executive Directors

eplaces
ction
6A

Subject to any contract with the Company and to the Listing Rules, the Board may fix the remuneration of each Executive Director. That remuneration may consist of salary, bonuses or any other elements but must not be a commission on or percentage of profits or operating revenue.

10.2 Remuneration of non-executive Directors

The Directors (other than the Executive Directors and those who are Directors only because they are Alternates) are entitled to be paid, out of the funds of the Company, an amount of Remuneration which:

(a) does not:

(i) in any year exceed in aggregate the amount last fixed by ordinary resolution; or

(ii) consist of a commission on or percentage of profits or operating revenue; and

(b) is allocated among them:

   (i) on an equal basis having regard to the proportion of the relevant year for which each Director held office; or

   (ii) as otherwise decided by the Board; and

(c) is provided in the manner the Board decides, which may include provision of non cash benefits.

If the Board decides to include non cash benefits in a Director's Remuneration, the Board must also decide the manner in which the value of those benefits is to be calculated for the purposes of this rule.

10.3 Additional Remuneration for extra services

If a Director, at the request of the Board and for the purposes of the Company, performs extra services or makes special exertions (including going or living away from the Director's usual residential address), the Company may pay that Director a fixed sum set by the Board for doing so. Remuneration under this rule may be either in addition to or in substitution for any remuneration to which that Director is entitled under rule 10.1 or 10.2.

10.4 Expenses of Directors

The Company must pay a Director (in addition to any remuneration) all reasonable expenses (including travelling and accommodation expenses) incurred by the Director:

(a) in attending meetings of the Company, the Board, or a committee of the Board;

(b) on the business of the Company; or

(c) in carrying out duties as a Director.

10.5 Directors' retirement benefits

Subject to section 237 and the Listing Rules, the Company may:

(a) agree with a Director or person about to become a Director that, when or after the person dies or otherwise ceases to be a Director, the Company will pay a pension or lump sum benefit to:

   (i) that person; or

   (ii) after that person's death, any of the surviving spouse, dependants or legal personal representatives of that person; or

(b) pay such a pension or lump sum benefit whether or not the Company has agreed to do so.

11. OFFICERS' INDEMNITY AND INSURANCE

11.1 Indemnity

Subject to and so far as permitted by the Law:

(a) the Company must, to the extent the person is not otherwise indemnified, indemnify every officer of the Company and its wholly owned subsidiaries and may indemnify its auditor against a Liability incurred as such an officer, or auditor to a person (other than the Company or a related body corporate) including a Liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as an officer of another corporation, unless the Liability arises out of conduct involving a lack of good faith; and

(b) the Company may make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by an officer or employee or auditor in defending an action for a Liability incurred as such an officer, employee or auditor or in resisting or responding to actions taken by a government agency or a liquidator.

In this rule, "**Liability**" means a liability of any kind (whether actual or contingent and whether fixed or unascertained) and includes costs, damages and expenses, including costs and expenses incurred in connection with any investigation or inquiry by a government agency or a liquidator.

11.2 Insurance

Subject to the Law, the Company may enter into, and pay premiums on, a contract of insurance in respect of any person.

11.3 Former officers

The indemnity in favour of officers under rule 11.1 is a continuing indemnity. It applies in respect of all acts done by a person while an officer of the Company or one of its wholly owned subsidiaries even though the person is not an officer at the time the claim is made.

11.4 Deeds

Subject to the Law, without limiting a person's rights under rule 11, the Company may enter into an agreement with a person who is or has been an officer of the Company or any of the Company's subsidiaries, to give effect to the rights of the person under this rule 11 on any terms and conditions that the Board thinks fit.

12. BOARD MEETINGS

12.1 Convening Board meetings

Replaces section 248C

A Director may at any time, and the Secretary must on request from a Director, convene a Board meeting.

12.2 Notice of Board meeting

The convenor of each Board meeting:

(a) must give reasonable notice of the meeting (and, if it is adjourned, of its resumption) individually to:

  (i) each Director who is in Australia; and

  (ii) each Alternate in respect of whom the Appointor has given notice under rule 4.2 requiring notice of Board meetings to be given to that Alternate or whose Appointor is not given notice due to being outside Australia; and

(b) may give that notice orally (including by telephone) or in writing,

but failure to give notice to, or non-receipt of notice by, a Director does not result in a Board meeting being invalid.

12.3 Use of technology

A Board meeting may be held using any means of audio or audio-visual communication by which each Director participating can hear and be heard by each other Director participating or in any other way permitted by section 248D. A Board meeting held solely or partly by technology is treated as held at the place at which the greatest number of the Directors present at the meeting is located or, if an equal number of Directors is located in each of 2 or more places, at the place where the chairman of the meeting is located.

12.4 Chairing Board meetings

The Board may elect a Director to chair its meetings and decide the period for which that Director holds that office. If there is no chairman of Directors or the chairman is not present within 15 minutes after the time for which a Board meeting is called or is unwilling to act, the Directors present must elect a Director present to chair the meeting.

12.5 Quorum

Replaces section 248F

Unless the Board decides otherwise, the quorum for a Board meeting is 2 Directors and a quorum must be present for the whole meeting. An Alternate who is also a Director or a person who is an Alternate for more than 1 Appointor may only be counted once toward a quorum. A Director is treated as present at a meeting held by audio or audio-visual communication if the Director is able to hear and be heard by all others attending. If a meeting is held in another way permitted by section 248D, the Board must resolve the basis on which Directors are treated as present.

12.6 Majority decisions

Replaces section 248G

A resolution of the Board must be passed by a majority of the votes cast by Directors entitled to vote on the resolution. If an equal number of votes is cast for and against a resolution:

(a) the chairman of the meeting has a second or casting vote unless:

(i) only 2 Directors are entitled to vote; or

(ii) the chairman of the meeting is not entitled to vote; and

(b) if the chairman does not have a second or casting vote under rule 12.6(a), the matter is decided in the negative.

12.7 **Procedural rules**

The Board may adjourn and, subject to this document, otherwise regulate its meetings as it decides.

12.8 **Written resolution**

Replaces section 248A

If all the Directors entitled to receive notice of a Board meeting and to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document, a Board resolution in those terms is passed at the time when the last Director signs.

12.9 **Additional provisions concerning written resolutions**

For the purpose of rule 12.8:

(a) 2 or more separate documents in identical terms, each of which is signed by 1 or more Directors, are treated as 1 document;

(b) signature of a document by an Alternate is not required if the Appointor of that Alternate has signed the document;

(c) signature of a document by the Appointor of an Alternate is not required if that Alternate has signed the document in that capacity; and

(d) a telex, telegram, facsimile or electronic message containing the text of the document expressed to have been signed by a Director that is sent to the Company is a document signed by that Director at the time of its receipt by the Company.

12.10 **Valid proceedings**

Each resolution passed or thing done by, or with the participation of, a person acting as a Director or member of a committee is valid even if it is later discovered that:

(a) there was a defect in the appointment of the person; or

(b) the person was disqualified from continuing in office, voting on the resolution or doing the thing.

13. MEETINGS OF MEMBERS

13.1 Annual general meeting

The Company must hold an annual general meeting as required by section 250N.

13.2 Calling meetings of members

A meeting of members:

(a) may be convened at any time by the Board or a Director; and

(b) must be convened by the Board when required by section 249D or 250N or by order made under section 249G.

13.3 Notice of meeting

Subject to rule 13.6, at least 28 days' written notice of a meeting of members must be given individually to:

(a) each member (whether or not the member is entitled to vote at the meeting);

(b) each Director; and

(c) to the auditor.

The notice of meeting must comply with sections 249L, 250BA and 1109N and with the Listing Rules and may be given in any manner permitted by section 249J(3).

13.4 Postponement or cancellation

Subject to sections 249D(5) and 250N, the Board may:

(a) postpone a meeting of members;

(b) cancel a meeting of members; or

(c) change the place for a general meeting

by written notice given to ASX.

13.5 Fresh notice

Replaces section 249M

If a meeting of members is postponed or adjourned for 1 month or more, the Company must give new notice of the resumed meeting.

13.6 Notice to joint holders of shares

If a share is held jointly, the Company need only give notice of a meeting of members (or of its cancellation or postponement) to the joint holder who is named first in the Register.

13.7 Technology

See section 249S

The Company may hold a meeting of members at 2 or more venues using any technology that gives the members as a whole a reasonable opportunity to participate.

13.8 Accidental omission

The accidental omission to give notice to, or the non-receipt of notice by, any of those entitled to it does not invalidate any resolution passed at a meeting of members.

13.9 Class meetings

Rules 13 to 17 inclusive apply to a separate meeting of a class of members as far as they are capable of application and modified as necessary.

14. PROCEEDINGS AT MEETINGS OF MEMBERS

14.1 Member present at meeting

If a member has appointed a proxy or attorney or (in the case of a member which is a body corporate) a representative to act at a meeting of members, that member is taken to be present at a meeting at which the proxy, attorney or representative is present.

14.2 Quorum

The quorum for a meeting of members is 2 Voting Members. Each individual present may only be counted once toward a quorum. If a member has appointed more than 1 proxy or representative only 1 of them may be counted toward a quorum.

14.3 Quorum not present

Replaces section 249T

If a quorum is not present within 15 minutes after the time for which a meeting of members is called:

(a) if called as a result of a request of members under section 249D, the meeting is dissolved; and

(b) in any other case:

(i) the meeting is adjourned to the day, time and place that the Board decides and notifies to members, or if no decision is notified before then, to the same time on the same day in the next week at the same place; and

(ii) if a quorum is not present at the adjourned meeting, the meeting is dissolved.

14.4 Chairing meetings of members

Replaces section 249U

If the Board has appointed a Director to chair Board meetings, that Director may also chair meetings of members. If:

(a) there is no Director who the Board has appointed to chair Board meetings for the time being; or

(b) the Director appointed to chair Board meetings is not present at the time for which a meeting of members is called or is not willing to chair the meeting,

the Voting Members present must elect a member or Director present to chair the meeting.

14.5 Attendance at meetings of members

See section 249V

(a) Every member has the right to attend all meetings of members whether or not entitled to vote.

(b) Every Director has the right to attend and speak at all meetings of members of the Company whether or not a member.

(c) The auditor has the right to attend any meeting of members of the Company and to speak on any part of the business of the meeting which concerns the auditor in the capacity of auditor.

14.6 Members rights suspended while call unpaid

If a call on a share is due and unpaid, the holding of that share does not entitle a member to be present, speak or vote at, or be counted in the quorum for, a meeting of members.

14.7 Chairman's powers at a meeting of members

(a) The chairman of a meeting of members:

(i) is responsible for the general conduct and procedures to be adopted at the meeting;

(ii) may, subject to the Law, at any time terminate discussion or debate on any matter being considered by the meeting, where the chairman considers it necessary or desirable for the proper and orderly conduct of the meeting;

(iii) may, subject to the Law, eject a member from the meeting, at any time the chairman considers it is necessary or desirable for the proper and orderly conduct of the meeting;

(iv) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the meeting,

and a decision by the chairman under this rule is final.

(b) The chairman of a meeting may invite a person who is not a member to attend and to speak at the meeting.

(c) Subject to rule 13.7, if the chairman considers that there are too many persons present at a meeting to fit into the venue where the meeting is to be held, the

chairman may nominate a separate meeting place using any technology that gives the members as a whole a reasonable opportunity to participate.

(d) The chairman's rights under this rule 14.7 are exclusive to the chairman.

14.8 Admission to general meetings

The chairman of a meeting of members may take any action the chairman considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

(a) possessing a pictorial-recording or sound-recording device;

(b) possessing a placard or banner;

(c) possessing an article considered by the chairman to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive way; or

(f) who is not entitled to receive notice of the meeting.

The chairman may delegate the powers conferred by this rule to any person.

14.9 Adjournment

Replaces section 294U(4)

Subject to rule 13.5, the chairman of a meeting of members at which a quorum is present:

(a) may; and

(b) must, if directed by ordinary resolution of the meeting,

adjourn it to another time and place.

14.10 Business at adjourned meetings

The only business that may be transacted at a meeting resumed after an adjournment is the business left unfinished immediately before the adjournment.

15. PROXIES, ATTORNEYS AND REPRESENTATIVES

15.1 Appointment of Proxies

See Listing Rule 14.2

A member may appoint not more than 2 proxies to attend and act for the member at a meeting of members. An appointment of proxy must be made by written notice to the Company:

(a) that complies with section 250A(1); or

(b) in any other form and mode that complies with the Listing Rules and is (and is signed or acknowledged by the member in a manner) satisfactory to the Board.

If a member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of those votes.

15.2 Member's attorney

A member may appoint an attorney to act, or to appoint a proxy to act, at a meeting of the Company. If the appointor is an individual, the power of attorney must be signed in the presence of at least one witness.

15.3 Deposit of proxy forms and powers of attorney

See Listing Rule 6.10.2

An appointment of a proxy or an attorney is not effective for a particular meeting of members unless the instrument effecting the appointment

is received by the Company at its registered office or is transmitted to and received at a fax number at that office (or another address including electronic address specified for the purpose in the relevant notice of meeting):

(a) at least 48 hours before the time for which the meeting was called; or

(b) if the meeting has been adjourned, at least 48 hours before the resumption of the meeting.

15.4 Evidence of proxy forms, powers of attorney and other appointments

The Board may require evidence of:

(a) in the case of a proxy form executed by an attorney, the relevant power of attorney or a certified copy of it;

(b) in the case of an attorney, the power of attorney or a certified copy of it;

(c) in the case of a corporate representative, the appointment of the representative in accordance with the Law; or

(d) in the case of any appointment under this rule 15 which is transmitted to the Company electronically, the identity of the person who transmitted the message containing the appointment.

15.5 Corporate representatives

A member that is a body corporate may appoint an individual to act as its representative at meetings of members as permitted by section 250D.

15.6 Standing appointments

A member may appoint a proxy, attorney or representative to act at a particular meeting of members or make a standing appointment and may revoke any appointment. A proxy, attorney or representative may, but need not, be a member.

15.7 Suspension of proxy or attorney's powers if member present

A proxy or attorney has no power to act for a member at a meeting at which the member is present:

(a) in the case of an individual, in person; or

(b) in the case of a body corporate, by representative.

A proxy has no power to act for a member at a meeting at which the member is present by attorney.

15.8 Priority of conflicting appointments of attorney or representative

If more than 1 attorney or representative appointed by a member is present at a meeting of members and the Company has not received notice of revocation of any of the appointments:

(a) an attorney or representative appointed to act at that particular meeting may act to the exclusion of an attorney or representative appointed under a standing appointment; and

(b) subject to rule 15.8(a), an attorney or representative appointed under a more recent appointment may act to the exclusion of an attorney or representative appointed earlier in time.

15.9 More than 2 current proxy appointments

An appointment of proxy by a member is revoked (or, in the case of a standing appointment, suspended for that particular meeting) if the Company receives a further appointment of proxy from that member which would result in there being more than 2 proxies of that member entitled to act at a meeting. The appointment of proxy made first in time is the first to be treated as revoked or suspended by this rule.

15.10 Continuing authority

Replaces section 250C(2)

An act done at a meeting of members by a proxy, attorney or representative is valid even if, before the act is done, the appointing member:

(a) dies or becomes mentally incapacitated;

(b) becomes bankrupt or an insolvent under administration or is wound up;

(c) revokes the appointment or the authority under which the appointment was made by a third party; or

(d) transfers the share to which the appointment relates,

unless the Company has received written notice of the matter before the start or resumption of the meeting at which the vote is cast.

16. ENTITLEMENT TO VOTE

16.1 Determining voting entitlements

See Listing Rule 6.10.3

Subject to section 250L(4) and rule 17.2(b) which apply to a demand for a poll, to decide, for the purposes of a particular meeting, who are members of the Company and how many shares they hold, the Company must refer only:

(a) if the convenor of the meeting determined a specified time under section 1109N before notice of the meeting was given, to the Register as it stood at that time; or

(b) otherwise, to the Register as it stood 48 hours before the meeting or at any later time required by the SCH business rules.

16.2 Number of votes

1. Replaces section 250E(1)
2. See Listing Rule 6.9

Subject to section 250A(4), rules 14.6, 15, 16.4, 16.5, 16.6 and 29.4 and terms on which shares are issued:

(a) on a show of hands:

(i) if a member has appointed 2 proxies, neither of those proxies may vote; and

(ii) subject to paragraph (a)(i), every individual present who is a member, or a proxy, attorney or representative of a member, entitled to vote has 1 vote;

(b) on a poll every member entitled to vote who is present in person or by proxy, attorney or representative:

(i) has 1 vote for every fully paid share held; and

(ii) subject to rule 16.2(c), in respect of each partly paid share held has a fraction of a vote equal to the proportion which the amount paid bears to the total issue price of the share; and

(c) unless:

(i) permitted under the Listing Rules; and

(ii) otherwise provided in the terms upon which shares are issued,

in calculating the fraction of a vote which the holder of a partly paid share has, the Company must not count an amount:

(i) paid in advance of a call; or

(ii) credited on a partly paid share without payment in money or money's worth being made to the Company.

16.3 **Casting vote of Chairman**

If an equal number of votes is cast for and against a resolution at a meeting of members:

(a) if the chairman of the meeting is not (or if the chairman were a member would not be) entitled to vote, the matter is decided in the negative; and

(b) otherwise, the chairman has a casting vote whether or not the chairman is a member.

16.4 **Votes of joint holders**

If more than 1 of the joint holders of a share (including, for the purposes of this rule, joint legal personal representatives of a dead member) are present at a meeting of members and tender a vote in respect of the share, the Company may only count the vote cast by the most senior joint holder who tenders a vote. For this purpose, seniority depends on the order in which the names of the joint holders are listed in the Register.

16.5 **Votes of transmittees and guardians**

Subject to section 1091A, if the Board is satisfied at least 48 hours before the time fixed for a meeting, that a person:

(a) is entitled to the transmission of a share under rule 30; or

(b) has power to manage a member's property under a law relating to the management of property of the mentally incapable,

that person may vote as if registered as the holder of the share and the Company must not count the vote (if any) of the actual registered holder.

16.6 **Voting restrictions**

If:

(a) the Law or the Listing Rules require that some members are not to vote on a resolution, or that votes cast by some members be disregarded, in order for the resolution to have an intended effect; and

(b) the notice of the meeting at which the resolution is proposed states that fact,

those members have no right to vote on that resolution and the Company must not count any votes purported to be cast by those members. If a proxy purports to vote in a way or in circumstances that contravene section 250A(4), on a show of hands the vote is invalid and the Company must not count it and on a poll rule 17.3(c) applies.

16.7 **Decision on right to vote**

A Voting Member or Director may challenge a person's right to vote at a meeting of members. A challenge may only be made at the meeting. A challenge, or any other doubt as to the validity of a vote, must be decided by the chairman, whose decision is final.

17. HOW VOTING IS CARRIED OUT

17.1 **Method of voting**

Replaces section 250J(1), (1A)

A resolution put to the vote at a meeting of members must be decided on a show of hands unless a poll is demanded under rule 17.2 either before or on declaration of the result of the vote on a show of hands. Unless a poll is demanded, the chairman's declaration of a decision on a show of hands is final.

17.2 **Demand for a poll**

See section 250L

A poll may be demanded on any resolution except a resolution concerning the election of the chairman of a meeting by:

(a) at least 5 members entitled to vote on the resolution; or

(b) members entitled to cast at least 5% of the votes that may be cast on the resolution on a poll (worked out as at the midnight before the poll is demanded); or

(c) the chairman.

The demand for a poll does not affect the continuation of the meeting for the transaction of other business and may be withdrawn.

17.3 **When and how polls must be taken**

Replaces se[illegible] 250M

If a poll is demanded:

(a) if the resolution is for the adjournment of the meeting, the poll must be taken immediately and, subject to rule 17.3(c), in the manner that the chairman of the meeting directs;

(b) in all other cases, the poll must be taken at the time and place and, subject to rule 17.3(c), in the manner that the chairman of the meeting directs;

(c) votes which section 250A(4) requires to be cast in a given way must be treated as cast in that way;

(d) a person voting who has the right to cast 2 or more votes need not cast all those votes and may cast those votes in different ways; and

(e) the result of the poll is the resolution of the meeting at which the poll was demanded.

18. SECRETARY

18.1 Appointment and removal of secretary

The Board may appoint 1 or more individuals to be a Secretary of the Company either for a specified term or without specifying a term.

18.2 Terms and conditions of office

A Secretary holds office on the terms (including as to remuneration) that the Board decides. The Board may vary any decision previously made by it in respect of a Secretary.

18.3 Removal from office

Subject to any contract between the Company and the Secretary, the Board may remove a Secretary from that office whether or not the appointment was expressed to be for a specified term.

19. MINUTES

19.1 Minutes must be kept

The Board must cause minutes of:

(a) proceedings and resolutions of meetings of the Company's members;

(b) the name of Directors present at each Board meeting or committee meeting;

(c) proceedings and resolutions of Board meetings (including meetings of a committee to which Board powers are delegated under rule 8); and

(d) resolutions passed by Directors without a meeting,

to be kept in accordance with sections 232A(7), 251A and 251AA.

19.2 Minutes as evidence

A minute recorded and signed in accordance with sections 251A and 251AA is evidence of the proceeding, resolution or declaration to which it relates unless the contrary is proved.

19.3 Inspection of minute books

The Company must allow members to inspect, and provide copies of, the minute books for the meetings of members in accordance with section 251B.

20. COMPANY SEALS

20.1 Common seal

The Board:

(a) may decide whether or not the Company has a common seal; and

(b) is responsible for the safe custody of that seal (if any) and any duplicate seal it decides to adopt under section 123(2).

20.2 Use of seals

The common seal and duplicate seal (if any) may only be used with the authority of the Board. The Board must not authorise the use of a seal that does not comply with section 123.

20.3 Fixing seals to documents

The fixing of the common seal, or any duplicate seal, to a document must be witnessed:

(a) by 2 Directors;

(b) by 1 Director and 1 Secretary; or

(c) by any other signatories or in any other way (including the use of facsimile signatures) authorised by the Board.

21. ACCOUNTS AND AUDIT

21.1 Company must keep accounts

The Board must cause the Company to keep written financial records that:

(a) correctly record and explain its transactions (including transactions undertaken as trustee) and financial position and performance; and

(b) would enable true and fair financial statements to be prepared and audited,

and must allow a Director and the auditor to inspect those records at all reasonable times.

21.2 Financial reporting

The Board must cause the Company to prepare a financial report and a Directors' report that comply with Part 2M.3 and must report to members in accordance with section 314 no later than the deadline set by section 315.

21.3 Audit

The Board must cause the Company's financial report for each financial year to be audited and obtain an auditor's report. The eligibility, appointment, removal, remuneration, rights and duties of the auditor are regulated by sections 324 to 334 inclusive and 1278, 1280 and 1289.

21.4 Conclusive reports

Audited financial reports laid before the Company in general meetings are conclusive except as regards errors notified to the Company within 3 months after the relevant general meeting. If the Company receives notice of an error within that period, it must immediately correct the report and the report as corrected is then conclusive.

21.5 Inspection of financial records and books

Subject to rule 19.3 and unless otherwise required by the Law, a member who is not a Director does not have any right to inspect any document of the Company except as authorised by the Board.

22. SHARES

22.1 Issue at discretion of Board

Subject to section 259C and rule 22.3, the Board may, on behalf of the Company, issue, grant options over or otherwise dispose of unissued shares to any person on the terms, with the rights, and at the times that the Board decides.

22.2 Preference and redeemable preference shares

The Company may issue preference shares (including preference shares that are liable to be redeemed). The rights attached to preference shares are, unless other rights have been approved by special resolution of the Company, the rights set out in or determined in accordance with the schedule .

22.3 Restrictions on issue

The Company must not issue shares or grant options if the issue or grant would result in a breach of the Listing Rules.

22.4 Brokerage and commissions

The Company may pay brokerage or commissions to a person in respect of that person or another person agreeing to take up shares in the Company.

22.5 Surrender of shares

The Board may accept a surrender of shares:

(a) to compromise a question as to whether those shares have been validly issued; or

(b) if surrender is otherwise within the Company's powers.

The Company may sell or re-issue surrendered shares in the same way as forfeited shares.

22.6 Variation of rights

If the Company issues different classes of shares, or divides issued shares into different classes, the rights attached to shares in any class may (subject to sections 246C and 246D) be varied or cancelled only:

(a) with the written consent of the holders of 75% of the issued shares of the affected class; or

(b) by special resolution passed at a separate meeting of the holders of the issued shares of the affected class.

Subject to the terms of issue of shares, the rights attached to a class of shares are not treated as varied by the issue of further shares of that class.

23. CERTIFICATES

23.1 Uncertificated securities

Unless the Listing Rules and SCH business rules allow the Company to issue a certificate for particular securities, the Company:

(a) must not issue a certificate for those securities; and

(b) may cancel a certificate for them without issuing another certificate.

Rules 23.3 and 23.4 apply only if there is a current certificate for particular securities.

23.2 Certificated shares

See Listing Rule 8.14

Unless rule 23.1 applies, the Company must issue a certificate of title to shares that complies with section 1087 and deliver it to the holder of those shares in accordance with section 1096. The Company must not charge any fee to issue a certificate.

23.3 Multiple certificates and joint holders

Subject to rule 23.1, if a member requests the Company to issue several certificates each for a part of the shares registered in the member's name, the Company must do so. For this purpose, joint holders of shares are a single member. The Company may issue only 1 certificate that relates to each share registered in the names of 2 or more joint holders and may deliver the certificate to any of those joint holders.

23.4 Lost and worn out certificates

Subject to rule 23.1, if a certificate:

(a) is lost or destroyed and the owner of the relevant securities applies in accordance with section 1089(2), the Company must; or

(b) is defaced or worn out and is produced to the Company, the Company may,

issue a new certificate in its place.

24. REGISTER

24.1 Joint holders

If the Register names 2 or more joint holders of a share, the Company must treat the person named first in the Register in respect of that share as the sole owner of it for all purposes (including the giving of notice) except:

(a) delivery of certificates (to which rule 23.3 applies);

(b) right to vote (to which rule 16.4 applies);

(c) power to give directions as to payment of, or a receipt for, dividends (to which rules 27.8 and 27.9 apply);

(d) liability for instalments or calls (which subject to section 1091C(8) is joint and several);

(e) sale of Unmarketable Parcels under rule 31; and

(f) transfer.

24.2 Non-beneficial holders

Subject to sections 169(6) and 1091C, unless otherwise ordered by a court of competent jurisdiction or required by statute, the Company:

(a) may treat the registered holder of any share as the absolute owner of it; and

(b) need not recognise any equitable or other claim to or interest in a share by any person except a registered holder.

25. PARTLY PAID SHARES

25.1 Fixed instalments

If a share is issued on terms that some or all of the issue price is payable by instalments, the registered holder of the share must pay every instalment to the Company when due. If, having been given notice of the instalment in accordance with rule 25.4, the registered holder does not pay it when due, rules 25.7 to 25.16 apply as if the registered holder had failed to pay a call.

25.2 Pre-payment of calls

The Board may:

(a) accept pre-payment of some or all of the amount unpaid on a share above the sums actually called as a payment in advance of calls;

(b) agree to payment by the Company of interest at a rate no higher than the Interest Rate on that part of the advance payment which for the time being exceeds the aggregate amount of the calls then made on the shares in respect of which it was paid; and

(c) unless otherwise agreed between the member and the Company, repay the sum or part of it.

25.3 Calls made by Board

Subject to the terms of issue of a share and to any special resolution passed under section 254N, the Board may:

(a) make calls on a member for some or all of the money unpaid on a share held by that member;

(b) make a call payable by instalments; and

(c) revoke or postpone a call before the due date for payment.

25.4 **Notice of call**

See Listing Rule 6.24, appendix 6A rule 5

The Company must give a member on whom a call has been made or from whom an instalment is due, written notice of the call or instalment:

(a) within the time limits; and

(b) in the form,

required by the Listing Rules.

25.5 **Classes of shares**

The Board may issue shares on terms as to the amount of calls to be paid and the time for payment of those calls which are different as between the holders of those shares. The Board may make different calls on different classes of shares.

25.6 **Obligation to pay calls**

Subject to section 1091C(8), a member subject to a call must pay the amount of the call to the payee named in the notice of call no later than the time specified in the notice. Joint holders of a share are jointly and severally liable for calls.

25.7 **Called Amounts**

If a call is not paid on or before the day specified for payment, the Board may require the member liable for the call to pay:

(a) interest on the amount of the call at the Interest Rate from that day until payment is made; and

(b) all costs and expenses incurred by the Company because payment was not made on that day.

25.8 **Proof of call**

If on the hearing of an action for recovery of a Called Amount it is proved that:

(a) the minute books of the Company record the Board's resolution making the call; and

(b) notice of the call was given under rules 25.4 and 35.1; and

(c) the person sued appears in the Register as a holder of the share in respect of which the call was made,

proof of those matters is conclusive proof of the debt.

25.9 Forfeiture notice

At any time until a Called Amount is paid, the Board may give the relevant member a notice which:

(a) requires the member to pay the Called Amount;

(b) states the Called Amount at the date of the notice;

(c) specifies how to calculate the Called Amount when payment is made;

(d) specifies a date at least 14 days after the date of the notice by which and a place at which payment must be made; and

(e) states that if payment is not made at that place on or before that date, the share to which the call relates is liable to be forfeited.

25.10 Forfeiture

If the requirements of a notice given under rule 25.9 are not satisfied, the Board may forfeit the share in respect of which that notice was given (and all dividends, interest and other money payable in respect of that share and not actually paid before the forfeiture) by resolution passed before the Called Amount is paid.

25.11 Disposal and re-issue of forfeited shares

See Listing Rule 7.39

A share forfeited under rule 25.10 immediately becomes the property of the Company. Subject to the Listing Rules, the Board, on behalf of the Company, may:

(a) re-issue the share with or without any money paid on it by any former holder credited as paid; or

(b) sell or otherwise dispose of the share, and execute and register a transfer of it,

to the person and on the terms it decides.

25.12 Notice of forfeiture

The Company must promptly:

(a) give notice of the forfeiture of a share to the member who held the share immediately before the resolution for forfeiture was passed; and

(b) enter the forfeiture and its date in the Register.

A written declaration that a share was forfeited on a specified date and notice of forfeiture was given in accordance with this document signed by a Director or Secretary is, in the absence of proof to the contrary, evidence of those facts and of the Company's right to dispose of the share.

25.13 **Cancellation of forfeiture**

The Board may cancel the forfeiture of a share on any terms at any time before it disposes of that share under rule 25.11.

25.14 **Effect of forfeiture**

A person who held a share which has been forfeited under rule 25.10 ceases to be a member in respect of that share but remains liable to pay the Called Amount until it is paid in full. The Board may elect not to enforce payment of an amount due to the Company under this rule.

25.15 **Application of proceeds**

The Company must:

(a) apply the net proceeds of any re-issue, sale or disposal of a forfeited share under rule 25.11 (after payment of all costs and expenses) to satisfy the Called Amount; and

(b) subject to the terms of issue of the share, pay any surplus to the person who held the share immediately before forfeiture.

25.16 **Title of new holder**

The title of the new holder of a forfeited share is not affected by any irregularity in the forfeiture or the re-issue, sale or disposal. The sole remedy of any person previously interested in the share is damages which may be recovered only from the Company. The new holder is not liable for the Called Amount.

25.17 **Mortgage of uncalled capital**

If the Company grants a mortgage or charge over uncalled capital, the Board may delegate its power to make calls to:

(a) the person in whose favour the mortgage or charge is granted; or

(b) a trustee or agent for that person,

on the terms (including power to further delegate) and subject to any restrictions the Board decides. If the Board does so, a call made in accordance with the delegation is treated as made by the Board.

26. COMPANY LIENS

26.1 **Existence of liens**

Unless the terms of issue provide otherwise, the Company has a first and paramount lien on each share for:

(a) all money called or payable at a fixed time in respect of that share (including money payable under rule 25.7) that is due but unpaid; and

(b) amounts paid by the Company for which the Company is indemnified under rule 26.4.

The lien extends to all dividends payable in respect of the share and to proceeds of sale of the share.

26.2 **Sale under lien**

If:

(a) the Company has a lien on a share;

(b) an amount secured by the lien is due and payable;

(c) the Company has given notice to the member registered as the holder of the share:

(i) requiring payment of the amount which is due and payable and secured by the lien;

(ii) stating the amount due and payable at the date of the notice;

(iii) specifying how to calculate the amount due when payment is made; and

(iv) specifying a date (at least 10 business days after the date of the notice) by which and a place at which payment of that amount must be made; and

(d) the requirements of the notice given under paragraph (c) are not fulfilled,

the Company may sell the share as if it had been forfeited under rule 25.10. Rules 25.11, 25.15 and 25.16 apply, to the extent practical and modified as necessary, as if the Called Amount in respect of that share were the aggregate of the amount referred to in paragraph (b) and the costs and expenses incurred by the Company because that amount was not paid when due.

26.3 **Protection of lien**

The Company may do anything necessary or desirable under the SCH business rules to protect a lien or other interest in shares to which it is entitled by law or under this document.

26.4 **Indemnity for payments required to be made by the Company**

If the law of any jurisdiction imposes or purports to impose any immediate, future or possible liability on the Company, or empowers or purports to empower any person to require the Company to make any payment, on account of a member or referable to a share held by that member (whether alone or jointly) or a dividend or other amount payable in respect of a share held by that member, the Company:

(a) is fully indemnified by that member from that liability;

(b) may recover as a debt due from the member the amount of that liability together with interest at the Interest Rate from the date of payment by the Company to the date of re-payment by the member; and

uragraph (c) places section 191D(3)

(c) subject to rule 29.5, may refuse to register a transfer of any share by that member until the debt has been paid to the Company.

Nothing in this document in any way prejudices or affects any right or remedy which the Company has (including any right of set-off) and, as between the Company and the member, any such right or remedy is enforceable by the Company.

27. DIVIDENDS

27.1 Accumulation of reserves

:places ctic 34U

Before declaring any dividend to members, the Board may:

(a) set aside out of profits of the Company reserves to be applied, in the Board's discretion, for any purpose it decides and use any sum so set aside in the business of the Company or invest it in investments selected by the Board and vary and deal with those investments as it decides; or

(b) carry forward any amount out of profits which the Board decides not to distribute without transferring that amount to a reserve; or

(c) do both.

27.2 Dividends must be paid out of profits

The Company must not pay a dividend except out of profits of the Company (including profits previously set aside as a reserve). The Company does not incur a debt merely by fixing the amount or time for payment of a dividend. A debt arises only when the time fixed for payment arrives. The decision to pay a dividend may be revoked by the Board at any time before then. A resolution of the Board as to the amount of the Company's profits and the amount of them available for dividend is conclusive.

27.3 Payment of dividends

Subject to the Law, rules 27.2, 27.4 and 27.10, and the terms of issue of shares, the Board may resolve to pay any dividend it thinks appropriate and fix the time for payment.

27.4 Amount of dividend

Subject to the terms of issue of shares, the Company may pay a dividend on 1 class of shares to the exclusion of another class. Subject to rule 27.5, each share of a class on which the Board resolves to pay a dividend carries the right to participate in the dividend in the same proportion that the amount for the time being paid on the share bears to the total issue price of the share.

27.5 Prepayments, payments during dividend period and credits without payment

For the purposes of rule 27.4:

(a) an amount paid in advance of calls is not taken into account as part of the amount for the time being paid on a share;

(b) if an amount was paid on a share during the period to which a dividend relates, the Board may resolve that only the proportion of that amount which is the same as the proportion which the period from the date of payment to the end of the period to which the dividend relates bears to the total period to which the dividend relates, counts as part of the amount for the time being paid on the share; and

(c) an amount credited on a partly paid share without payment in money or money's worth being made to the Company is not taken into account as a part of the amount for the time being paid on a share.

27.6 Dividends in kind

The Board may resolve to pay a dividend (either generally or to specific members) in cash or satisfy it by distribution of specific assets (including shares or securities of any other corporation), the issue of shares or the grant of options. If the Board satisfies a dividend by distribution of assets, the Board may:

(a) fix the value of any asset distributed;

(b) make cash payments to members on the basis of the value fixed so as to adjust the rights of members between themselves; and

(c) vest an asset in trustees.

27.7 Source of dividends

Subject to the Listing Rules, the Board may resolve to pay a dividend to some members out of a particular reserve or out of profit derived from a particular source and pay the same dividend to other members entitled to it out of other reserves or profits.

27.8 Method of payment

The Company may pay any cash dividend, interest or other money payable in respect of shares by cheque sent, and may distribute assets by sending the certificates or other evidence of title to them, through the post directed to:

(a) the address of the member (or in the case of a jointly held share, the address of the joint holder named first in the Register); or

(b) to any other address the member (or in the case of a jointly held share, all the joint holders) directs in writing,

or by any other method of payment or distribution the Board decides.

27.9 Joint holders' receipt

Any one of the joint holders of a share may give an effective receipt for any dividend, interest or other money payable in relation to that share.

27.10 Retention of dividends by Company

The Company may retain the dividend payable on a share:

(a) of which a person seeks to be registered as the holder under rule 30.2 or 30.3, until that person is registered as the holder of that share or transfers it; and

(b) on which the Company has a lien, to satisfy the liabilities in respect of which the lien exists.

27.11 No interest on dividends

No member may claim, and the Company must not pay, interest on a dividend (either in money or kind).

28. SHARE PLANS

28.1 Implementing share plans

The Company in general meeting may by ordinary resolution authorise the Board to implement one or more of:

(a) a re-investment plan under which any dividend or other cash payment in respect of a share or convertible security may, at the election of the person entitled to it, be:

  (i) retained by the Company and applied in payment for fully paid shares issued under the plan; and

  (ii) treated as having been paid to the person entitled and simultaneously re-paid by that person to the Company to be held by it and applied in accordance with the plan;

(b) any other plan under which members or security holders may elect that dividends or other cash payments in respect of shares or other securities:

  (i) be satisfied by the allotment of shares or other securities of the Company or a related body corporate, or that issues of shares or other securities of the Company or a related body corporate be made in place of dividends or other cash payments; or

  (ii) be paid out of a particular reserve or out of profits derived from a particular source; or

  (iii) be forgone in consideration of another form of distribution from the Company, another body corporate or a trust; or

(c) a plan under which shares or other securities of the Company or a related body corporate may be issued or otherwise provided for the benefit of employees or Directors of the Company or any of its related bodies corporate.

28.2 Board obligations and discretions

The Board:

(a) must do everything necessary or desirable to give effect to a plan implemented under rule 28.1 and the rules governing it; and

(b) may:

(i) vary the rules governing; or

(ii) suspend or terminate the operation of,

a plan implemented under rule 28.1 as it thinks appropriate.

29. TRANSFER OF SHARES

29.1 Modes of transfer

Subject to this document, a member may transfer a share by:

(a) a Market Transfer; or

(b) a written document which:

(i) shows the jurisdiction of registration of the Company;

(ii) relates only to shares of 1 class; and

(iii) is a sufficient instrument of transfer of marketable securities under section 1101 or 1102 or in any other form approved by the Board or ASX.

The Company must not charge any fee on transfer of a share.

29.2 Market obligations

The Company:

(a) may do anything permitted by the Law, the Listing Rules and the SCH business rules that the Board thinks necessary or desirable in connection with the Company taking part in a computerised or electronic system established or recognised by the Law, the Listing Rules, or the SCH business rules for the purpose of facilitating dealings in shares; and

(b) must comply with obligations imposed on it by the Listing Rules or the SCH business rules in relation to transfers of shares.

29.3 Transfer by written document

Replaces section 1091D(2)

A document of transfer under rule 29.1(b) must be:

(a) delivered to the registered office of the Company or the address of the Register last notified to members by the Company;

(b) accompanied by the certificate (if any) for the shares to be transferred or evidence satisfactory to the Board of its loss or destruction; and

(c) marked with payment of any stamp duty payable.

Property in and title to a document of transfer that is delivered to the Company (but not the shares to which it relates) passes to the Company on delivery.

29.4 Restricted securities

If any securities of the Company are classified as restricted securities under the Listing Rules:

(a) during the escrow period set by the restriction agreement required by ASX in relation to those securities:

(i) the member who holds the restricted securities may not dispose of them; and

(ii) the Company must not register a transfer of the restricted securities or otherwise acknowledge a disposal of them,

except as permitted by the Listing Rules or ASX; and

(b) if there is a breach of the Listing Rules or of the relevant restriction agreement in relation to a restricted security, the holding of that security does not entitle a member:

(i) to be present, speak or vote at, or be counted in the quorum for, a meeting of members; or

(ii) to receive any dividend or other distribution,

while the breach continues.

In this rule 29.4 "dispose" (and other grammatical forms of it) has the meaning given by the Listing Rules.

29.5 Refusal to register transfer

Replaces section 1091D(3)

The Board:

(a) may refuse to register a transfer of shares only if that refusal would not contravene the Listing Rules or the SCH business rules;

(b) without limiting paragraph (a), subject to the Law, the Listing Rules and the SCH business rules, may refuse to register a transfer of shares where the registration of the transfer would create a new holding of an Unmarketable Parcel;

(c) subject to section 259C, must not register a transfer to a subsidiary of the Company, and

(d) must not register a transfer if the Law, the Listing Rules or the SCH business rules forbid registration.

If the Board refuses to register a transfer, the Company must give the lodging party notice of the refusal and the reasons for it within 5 business days after the date on which the transfer was delivered to it.

29.6 **Transferor remains holder until transfer registered**

Replaces section 1091D(1)

The transferor of a share remains the holder of it until:

(a) if the transfer is a Market Transfer, the time the SCH business rules provide that the transfer takes effect; and

(b) otherwise, the transfer is registered and the name of the transferee is entered in the Register.

29.7 **Powers of attorney**

The Company may assume, as against a member, that a power of attorney granted by that member that is lodged with or produced or exhibited to the Company remains in force, and may rely on it, until the Company receives express notice in writing at its registered office of:

(a) the revocation of the power of attorney; or

(b) the death, dissolution or insolvency of the member.

30. TRANSMISSION OF SHARES

30.1 **Death of joint holder**

The Company must recognise only the surviving joint holders as being entitled to shares registered jointly in the names of a deceased member and others. The estate of the deceased joint holder is not released from any liability in respect of the shares.

30.2 **Death of single holder**

The Company must not recognise any one except the legal personal representative of the deceased member as having any title to shares registered in the sole name of a deceased member. If the personal representative gives the Board the documents described in section 1091(4) or 1091(7) or other information that satisfies the Board of the representative's entitlement to be registered as holder of the shares:

(a) subject to rules 29.5 and 30.4 the Company must register the personal representative as the holder of the shares as soon as practical after receipt of a written and signed notice to the Company from the representative requiring it to do so; and

(b) whether or not registered as the holder of the shares, the personal representative:

(i) may, subject to rule 29, transfer the shares to another person; and

(ii) has the same rights as the deceased member.

30.3 **Transmission of shares on insolvency or mental incapacity**

Subject to the Bankruptcy Act 1966, if a person entitled to shares because of the insolvency or mental incapacity of a member gives the Board the information it reasonably requires to establish the person's entitlement to be registered as holder of the shares:

(a) subject to rules 29.5 and 30.4 the Company must register that person as the holder of the shares as soon as practical after receipt of a written and signed notice to the Company from that person requiring it to do so; and

(b) whether or not registered as the holder of the shares, that person:

(i) may, subject to rule 29, transfer the shares to another person; and

(ii) has the same rights as the insolvent or incapable member.

If section 1091A applies, this rule is supplemental to it.

30.4 **Refusal to register holder**

The Company has the same right to refuse to register a personal representative or person entitled to shares on the insolvency or mental incapacity of a member as it would have if that person were the transferee named in a transfer signed by a living, solvent, competent member.

31. UNMARKETABLE PARCELS

31.1 **Board power of sale**

The Board may sell a share that is part of an Unmarketable Parcel if it does so in accordance with this rule. The Board's power to sell lapses if a takeover (as defined in the Listing Rules) is announced after the Board gives a notice under rule 31.2 and before the Board enters into an agreement to sell the share.

31.2 **Notice of proposed sale**

Once in any 12 month period, the Board may given written notice to a member who holds an Unmarketable Parcel:

(a) stating that it intends to sell the Unmarketable Parcel; and

(b) specifying a date at least 6 weeks (or any lesser period permitted under the Law or the Listing Rules) after the notice is given by which the member may give the Company written notice that the member wishes to retain the holding.

If the Board's power to sell lapses under rule 31.1, any notice given by the Board under this rule is taken never to have been given and the Board may give a new notice after the close of the offers made under the takeover.

31.3 **No sale where member gives notice**

The Company must not sell an Unmarketable Parcel if, in response to a notice given by the Company under this Rule 31, the Company receives a written notice that the member wants to keep the Unmarketable Parcel.

31.4 **Terms of sale**

A sale of shares under this rule includes all dividends payable on and other rights attaching to them. The Company must pay the costs of the sale. Otherwise, the Board may decide the manner, time and terms of sale.

31.5 **Share transfers**

For the purpose of giving effect to this rule each Director and Secretary has power to:

(a) effect a Market Transfer; or

(b) execute a share transfer under rule 29.3,

as agent for a member who holds an Unmarketable Parcel.

31.6 **Application of proceeds**

The Company must:

(a) deduct any Called Amount in respect of the shares sold under this rule from the proceeds of sale and pay the balance into a separate bank account it opens and maintains for the purpose only;

(b) hold that balance in trust for the previous holder of the shares (the "**Divested Member**");

(c) as soon as practical give written notice to the Divested Member stating:

(i) what the balance is; and

(ii) that it is holding the balance for the Divested Member while awaiting the Divested Member's instructions and return of the certificate (if any) for the shares sold or evidence of its loss or destruction;

(d) if the shares sold were certificated, not pay the proceeds of sale out of the trust account until it has received the certificate for them or evidence of its loss or destruction; and

32.4 Adjustments on conversion

The Board may do anything it thinks appropriate and necessary to give effect to a resolution converting shares including, if a member becomes notionally entitled to a fraction of a share as a result of the conversion:

(a) make a cash payment or disregard fractional entitlements so as to adjust the rights of members between themselves; or

(b) vest fractional entitlements in a trustee to be dealt with as determined by the Board; or

(c) round up fractional entitlements to the nearest whole share by capitalising an amount under rule 32.1 even though not all members participate in the capitalisation.

32.5 Reduction of capital

Subject to the Listing Rules, the Company may reduce its share capital:

(a) by reduction of capital in accordance with Division 1 of Part 2J.1;

(b) by buying back shares in accordance with Division 2 of Part 2J.1;

(c) in the ways permitted by sections 258E and 258F; or

(d) in any other way for the time being permitted by the Law.

33. CURRENCY FOR PAYMENTS

33.1 Board may decide currency

The Board may, with the agreement of the recipient or in accordance with the terms of issue of a share, pay:

(a) dividends;

(b) other amounts payable to members (including repayments of capital and distributions of capitalised amounts); or

(c) remuneration of Directors or other officers,

in the currency of a country other than Australia.

33.2 Conversion to Australian dollars

If the Board decides to make a payment in a currency other than Australian dollars and it is necessary, for the purposes of these rules or for any other purpose, to calculate the Australian dollar equivalent of the payment, the Board must fix a time (earlier than the time for payment) and specify the buying or selling rate quoted by a particular financial institution as the time and rate that apply for that purpose.

(e) subject to paragraph (d), deal with the amount in the account as the Divested Member instructs.

31.7 Protections for transferee

The title of the new holder of a share sold under this rule is not affected by any irregularity in the sale. The sole remedy of any person previously interested in the share is damages which may be recovered only from the Company.

32. ALTERATION OF SHARE CAPITAL

32.1 Capitalisation of profits

The Company may capitalise profits, reserves or other amounts available for distribution to members. Subject to the terms of issue of shares and rule 32.4, members are entitled to participate in a capital distribution in the same proportions in which they are entitled to participate in dividends.

32.2 Adjustment of capitalised amounts

The Board may settle any difficulty that arises in regard to a capitalisation of profits as it thinks appropriate and necessary to adjust the rights of members among themselves including:

(a) fix the value of specific assets;

(b) make cash payments to members on the basis of the value fixed for assets or in place of fractional entitlements so as to adjust the rights of members between themselves;

(c) disregard fractional entitlements; and

(d) vest cash or specific assets in trustees.

32.3 Conversion of shares

Subject to sections 246A to 254H, the Listing Rules and rules 22.2 and 22.6, the Company may convert:

(a) shares into a larger or smaller number of shares;

(b) an ordinary share into a preference share; and

(c) a preference share into an ordinary share,

by resolution passed at a meeting of members (but, in the case of a conversion of partly paid shares into a larger number of shares the proportion between the amount paid and the amount unpaid on each share must be the same as before the conversion).

32.4 Adjustments on conversion

The Board may do anything it thinks appropriate and necessary to give effect to a resolution converting shares including, if a member becomes notionally entitled to a fraction of a share as a result of the conversion:

(a) make a cash payment or disregard fractional entitlements so as to adjust the rights of members between themselves; or

(b) vest fractional entitlements in a trustee to be dealt with as determined by the Board; or

(c) round up fractional entitlements to the nearest whole share by capitalising an amount under rule 32.1 even though not all members participate in the capitalisation.

32.5 Reduction of capital

Subject to the Listing Rules, the Company may reduce its share capital:

(a) by reduction of capital in accordance with Division 1 of Part 2J.1;

(b) by buying back shares in accordance with Division 2 of Part 2J.1;

(c) in the ways permitted by sections 258E and 258F; or

(d) in any other way for the time being permitted by the Law.

33. CURRENCY FOR PAYMENTS

33.1 Board may decide currency

The Board may, with the agreement of the recipient or in accordance with the terms of issue of a share, pay:

(a) dividends;

(b) other amounts payable to members (including repayments of capital and distributions of capitalised amounts); or

(c) remuneration of Directors or other officers,

in the currency of a country other than Australia.

33.2 Conversion to Australian dollars

If the Board decides to make a payment in a currency other than Australian dollars and it is necessary, for the purposes of these rules or for any other purpose, to calculate the Australian dollar equivalent of the payment, the Board must fix a time (earlier than the time for payment) and specify the buying or selling rate quoted by a particular financial institution as the time and rate that apply for that purpose.

34. WINDING UP

34.1 Entitlement of Members

Subject to the terms of issue of shares and this rule 34, the surplus assets of the Company remaining after payment of its debts are divisible among the members in proportion to the number of fully paid shares held by them and, for this purpose, a partly paid share is counted as a fraction of a fully paid share equal to the proportion which the amount paid on it bears to the total issue price of the share.

34.2 Distribution of assets generally

If the Company is wound up, the liquidator may, with the sanction of a special resolution:

(a) divide the assets of the Company among the members in kind;

(b) for that purpose fix the value of assets and decide how the division is to be carried out as between the members and different classes of members; and

(c) vest assets of the Company in trustees on any trusts for the benefit of the members as the liquidator thinks appropriate.

34.3 No distribution of liabilities

The liquidator cannot compel a member to accept marketable securities in respect of which there is a liability as part of a distribution of assets of the Company.

34.4 Distribution not in accordance with legal rights

If the liquidator decides on a division or vesting of assets of the Company under rule 34.2 which does not accord with the legal rights of the contributories, any contributory who would be prejudiced by it may dissent and has ancillary rights as if that decision were a special resolution passed under section 507.

35. NOTICES

35.1 Notices by Company

A notice is properly given by the Company to a person if it is:

(a) in writing signed on behalf of the Company (by original or printed signature);

(b) addressed to the person to whom it is to be given; and

(c) either

(i) delivered personally;

(ii) sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(iii) sent by fax to the fax number (if any) nominated by that person; or

(iv) sent by electronic message to the electronic address (if any) nominated by that person.

35.2 **Overseas members**

A member whose registered address is not in Australia may notify the Company in writing of an address in Australia to which notices may be sent.

35.3 **When notice is given**

A notice to a person by the Company is regarded as given and received:

(a) if it is delivered personally or sent by fax or electronic message:

(i) by 5.00 pm (local time in the place of receipt) on a business day - on that day; or

(ii) after 5.00 pm (local time in the place of receipt) on a business day, or on a day that is not a business day - on the next business day; and

(b) if it is sent by mail, 1 business day after posting.

A certificate in writing signed by a Director or Secretary of the Company stating that a notice was sent is conclusive evidence of service.

35.4 **Notice to joint holders**

Notice to joint holders of shares must be given to the joint member named first in the Register. Every person who becomes entitled to a share is bound by every notice in respect of that share that was properly given to a person registered as the holder the share before the transfer or transmission of the share was entered in the Register.

35.5 **Counting days**

If a specified period must pass after a notice is given before an action may be taken, neither the day on which the notice is given nor the day on which the action is to be taken may be counted in reckoning the period.

35.6 **Notices to "lost" members**

If:

(a) on 2 or more consecutive occasions a notice served on a member in accordance with this rule is returned unclaimed or with an indication that the member is not known at the address to which it was sent; or

(b) the Board believes on other reasonable grounds that a member is not at the address shown in the Register or notified to the Company under rule 35.2,

the Company may give effective notice to that member by exhibiting the notice at the Company's registered office for at least 48 hours.

This rule ceases to apply if the member gives the Company notice of a new address.

36. **UNCLAIMED MONEY**

The Company must deal with unclaimed dividends and distributions and unclaimed proceeds of shares sold or reissued under this document in accordance with the law relating to unclaimed money in the Company's jurisdiction of registration.

SCHEDULE

Terms of issue of preference shares

1. **Definitions**

The following definitions apply in relation to a preference share issued under rule 22.2.

"**Dividend Amount**" for any Dividend Period means the amount calculated as

$$DA = \frac{DR \times N}{365}$$

where:

DA = Dividend Amount;

DR = Dividend Rate; and

N = number of days in the relevant Dividend Period.

"**Dividend Date**" means a date specified in the Issue Resolution on which a dividend in respect of that preference share is payable.

"**Dividend Period**" means:

(a) the period that begins on and includes the Issue Date and ends on and includes the day before the first Dividend Date after the Issue Date; and

(b) the period that begins on and includes each Dividend Date and ends on and includes the day before the next Dividend Date; and

(c) the period that begins on and includes the last Dividend Date and ends on and includes the day before the Redemption Date.

"**Dividend Rate**" means the rate specified in the Issue Resolution for the calculation of the amount of dividend to be paid on that preference share on any Dividend Date.

"**franked dividend**" has the meaning given to that term by section 160APA of the Tax Act.

"**Issue Date**" means the date on which the share is issued.

"**Issue Resolution**" means the resolution passed under clause 2 of this schedule.

"**redeemable preference share**" means a preference share which the Issue Resolution specifies is liable to be redeemed:

(a) at a fixed time or on the happening of a particular event;

(b) at the Company's option; or

(c) at the holder's option.

"**Redemption Amount**" in relation to a redeemable preference share means the amount specified in the Issue Resolution to be paid on redemption of that share.

"**Redemption Date**" in relation to a redeemable preference share, means the date on which the Issue Resolution requires the Company to redeem that share.

"**Tax Act**" means the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, or both, as applicable.

2. **Issue Resolution**

If the Board resolves to issue a preference share, it must pass an Issue Resolution which specifies:

(a) the Dividend Date;

(b) the Dividend Rate;

(c) whether dividends are cumulative or non-cumulative;

(d) the priority with respect to payment of dividends and repayment of capital over other classes of shares;

(e) whether the share is a redeemable preference share or not, and if so:

(i) the Redemption Amount; and

(ii) if the share is redeemable at the end of a fixed period, the Redemption Date, or otherwise the circumstances (if any) in which the share is redeemable at the option of the holder or of the Company, the way in which that option must be exercised and the way in which the resulting Redemption Date is ascertained,

and may also specify that the dividend must be a franked dividend or must not be a franked dividend.

3. **Franked dividends**

If the Issue Resolution specifies that the dividend on preference shares must be a franked dividend, it may also specify:

(a) the extent to which the dividend must be franked (within the meaning of the Tax Act); and

(b) the consequences of the dividend not being franked, which may include an increase of the dividend by the amount of franking credit which would have been imputed to the holder of the share under the Tax Act if the dividend had been franked in accordance with the Issue Resolution.

4. **Dividend entitlement**

The holder of a preference share is entitled to be paid on each Dividend Date, in priority to any payment of dividend on any other class of shares, a preferential dividend of the Dividend Amount for the Dividend Period ending on the day before that Dividend Date. The dividend entitlement is cumulative if the Issue Resolution states that it is cumulative and otherwise is non-cumulative.

5. **Priority on winding up**

The holder of a preference share is entitled, on a winding up, to payment in cash of:

(a) the amount then paid up on it; and

(b) if the Issue Resolution states that dividends are cumulative, any arrears of dividend,

in priority to any payment to the holders of ordinary shares and any other class of preference share over which the relevant Issue Resolutions or rights conferred under rule 22.2 give it priority, but has no right to participate in surplus assets and profits of the Company or to vote on a winding up.

6. **Voting**

The holder of a preference share has no right to vote at any meeting of members of the Company except:

(a) if the Issue Resolution states that dividends are cumulative, during a period during which a dividend (or part of a dividend) on the share is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attached to the share;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(g) during the winding up of the Company; and

(h) in any other circumstances as the Board determines prior to the allotment of preference shares.

7. **Notices and financial reports**

The Company must give the holder of a preference share notice of each meeting of members in accordance with rule 13 and send the holder financial reports in accordance with rule 21.2.

8. Redemption of redeemable preference shares

Subject to the Law, the Company must redeem a redeemable preference share on the Redemption Date by paying the Redemption Amount to the holder in cash, by cheque or in any other form that the holder agrees to in writing. If the Company sends the holder of a redeemable preference share a cheque for the Redemption Amount, the share is redeemed on the date on which rule 35.3(b) would treat the cheque as being received by the holder, whether or not the holder has presented the cheque. If the holder of a redeemable preference share does not present a cheque for the Redemption Amount within a reasonable period after it is sent, the Company must deal with the Redemption Amount in accordance with rule 36.

9. Equal ranking issues

Subject to the terms of issue of any particular class of preference share, the issue of further preference shares that rank equally with any issued preference shares is not taken to affect the rights of the holders of the existing preference share whether or not the Dividend Rate for the new preference share is the same as or different from that applicable to that preference share.

.3, 3.10.4, 3.10.5

03 SEP 12 AM 7:21

Aug 03

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400, 000 Fully Paid Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The issue is pursuant to a Directors Resolution of August 6, 2003 to issue Fully Paid Ordinary Shares in lieu of retirement allowances to be paid to - 250,000 shares to The Estate of Samuel Peter Quigley (deceased September 6, 2002). 150,000 Fully Paid Ordinary Shares to The Estate of William Thomas Bytheway (deceased June 25, 2002). NB: Both became deceased during their tenure as directors of the company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15 Cents per Ordinary Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In lieu of payment of Directors Retirement allowances.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	August 15, 2003 (Ordinary Fully Paid Shares Only)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	194,593,591	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)
The Options to purchase Ordinary shares are exercisable at a strike price of 25 cents per share.

Number	Share Options
500,000	19/06/04
500,000	19/12/04
500,000	19/12/04
2,000,000	1/03/05
500,000	17/12/06
3,000,000	20/11/07
25,000,000	23/10/07
5,400,000	Not Vested

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	N/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 August 2003
(Company Secretary)

Print name: John W Jennings

== == == == ==

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

APRIL 03

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/04/2003

TIME: 12:48:30

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - In lieu of consultancy services

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares & Unlisted Options for Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	833,000 Fully Paid Ordinary Shares 900,000 Options for Ordinary Shares (Grant)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The grant of 900,000 Options to purchase fully paid shares may be exercised any time within 5 years effective 31 July 2003 (the vesting date) subject to satisfactory performance of certain consulting services by Global Markets Capital Corporation. The options have an exercise price of 25 cents per share.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	18 Cents per Ordinary Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In lieu of consultancy services to be provided by Global Markets Capital Corporation of New York, USA. Refer ASX Announcement of 17 April 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	July 31, 2003 (Ordinary Fully Paid Shares Only)

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
194,193,591	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	Share Options
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) The Options to purchase Ordinary shares are exercisable at a strike price of 25 cents per share. The "non vested" options include 900,000 per clause 2 which will vest on 31 July 2003 subject to satisfactory performance of certain consultancy services to be performed by Global Markets Capital Corporation.	500,000 500,000 500,000 2,000,000 500,000 3,000,000 25,000,000 5,400,000	19/06/04 19/12/04 19/12/04 1/03/05 17/12/06 20/11/07 23/10/07 Not Vested

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine *entitlements*	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

n/a

33 +Despatch date

N/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... (Company Secretary) Date: 17 April 2003

Print name: John W Jennings

== == == == ==

+ See chapter 19 for defined terms.

 Feb 03

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

RIGHTS Feb 18, 03

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,163,265
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	n/a

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10 Cents per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to a prospectus lodged with ASIC on December 19, 2002, a 1 for 5 non-renounceable rights issue to raise $ 3,216,327
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	February 18, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	192,979,591	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	n/a	N/a

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 for 5
14	+Class of +securities to which the offer relates	Ordinary Shares
15	+Record date to determine entitlements	January 10, 03
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Overseas resident shareholders cannot participate
19	Closing date for receipt of acceptances or renunciations	February 7, 2003

+ See chapter 19 for defined terms.

20	Names of any underwriters	Burdett Buckeridge Young limited
21	Amount of any underwriting fee or commission	5.25%
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	January 15, 2003
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	19 February 2003

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 December 2002
(Company Secretary)

Print name: .John W Jennings

== == == == ==

+ See chapter 19 for defined terms.

Amended - Appendix 3B - 1:5 non-renounceable rights issue

Document date: Mon 20 Jan 2003 **Published:** Mon 20 Jan 2003 16:51:02
Document No: 200123 **Document part:** A
Market Flag: N
Classification: Non-Renounceable Issue , Appendix 3B
EIFFEL TECHNOLOGIES LIMITED 2003-01-20 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Eiffel Technologies Limited

ACN or ARBN
96 072 178 977

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary Fully Paid Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	32,163,265
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	N/A
4. Do the securities rank equally in all respects from the date	Yes

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 10 cents per share

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Pursuant to a prospectus lodged with ASIC on 19/12/2002, a 1 for 5 non-renounceable rights issue to raise $3,216,327

7. Dates of entering securities into uncertified holdings or despatch of certificates — February 18, 2003

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
192,979,591	Ordinary shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
N/A	N/A

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — N/A

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required — No

12. Is the issue renounceable or non-renounceable — Non-renounceable

13. Ratio in which the securities will be offered	1 for 5
14. Class of securities to which the offer relates	Ordinary Shares
15. Record date to determine entitlements	January 10, 03
16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	N/A
17. Policy for deciding entitlements in relation to fractions	N/A
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Overseas resident shareholders cannot participate
19. Closing date for receipt of acceptances or renunciations	February 7, 2003
20. Names of any underwriters	Burdett Buckeridge Young Limited
21. Amount of any underwriting fee or commission	5.25%
22. Names of any brokers to the issue	N/A
23. Fee or commission payable to the broker to the issue	N/A
24. Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A
25. If the issue is contingent on security holders' approval, the date of the meeting	N/A
26. Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be	January 15 20003

sent to persons entitled

27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders — N/A

28. Date rights trading will begin (if applicable) — N/A

29. Date rights trading will end (if applicable) — N/A

30. How do security holders sell their entitlements in full through a broker — N/A

31. How do security holders sell part of their entitlements through a broker and accept for the balance — N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) — N/A

33. Despatch date — 19/02/2003

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that

the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J W Jennings
COMPANY SECRETARY
20/12/2002



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/12/2002

TIME: 11:14:15

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Non-renounceable rights issue

Rule 2.7, 3.10.3, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,163,265
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	n/a

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10 Cents per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to a prospectus lodged with ASIC on December 19, 2002, a 1 for 5 non-renounceable rights issue to raise $ 3,216,327
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	February 18, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	192,979,591	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	n/a	n/a

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	n/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 December 2002
(Company Secretary)

Print name: .John W Jennings

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Dec 02

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	381,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	n/a

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15 Cents per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy bonus to Chief Executive (Christine M Cussen). Allotted to her superannuation fund (Cussen Superannuation Fund). Approved by Shareholders at the company's AGM held on 17 December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	December 23, 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
161,197,326	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	n/a	n/a

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	n/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 December 2002
(Company Secretary)

Print name: .John W Jennings

== == == == ==

+ See chapter 19 for defined terms.

NOV 02

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Placement NOV 21/02

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,663,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	n/a

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 Cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital Purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	160,816,326	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	n/a	n/a

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	n/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 Novemberr 2002.............
(Company secretary)

Print name: .John W Jennings

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5 0c/ 02

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	n/a

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11 Cents per share, pursuant to Convertible Note A greement with J agen Pty Ltd dated 2 2 December 1999
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Per bove/Working Capital Purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	130,152,993	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	n/a	n/a

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	n/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 23 October 2002..............
(Company secretary)

Print name: .John W Jennings

== == == == ==

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/03/2002

TIME: 15:19:46

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Working Capital Purposes

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,615,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	n/a

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,500,000 @ 15.5 cents 115,000 @ 18.5 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital Purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	March 26, 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	105,152,993	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	n/a	n/a

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

n/a

33 +Despatch date

n/a

n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 26/3/02
(Director/~~Company secretary~~)

Print name: S. P. QUIGLEY

== == == == ==

Placement

Document date: Mon 02 Jul 2001 **Published:** Mon 02 Jul 2001 17:02:12
Document No: 178225 **Document part:** A
Market Flag: Y
Classification: Placement

EIFFEL TECHNOLOGIES LIMITED 2001-07-02 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

The Directors of Eiffel Technologies Limited today announced the placement of 11,900,000 fully paid ordinary shares at a price of $.08 per share, raising $952,000 for working capital purposes. The shares were placed on Friday June 29 with professional and sophisticated investors.

J W Jennings
COMPANY SECRETARY

For Further Information
Please Contact:

Mr John Jennings
Eiffel Technologies Limited
C/- Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-Mail: pelorus@starnet.com.au

Appendix 3B-Issue of Shares for Working Capital Purposes

Document date: Tue 03 Apr 2001 **Published:** Tue 03 Apr 2001 16:01:25
Document No: 175229 **Document part:** A
Market Flag: N
Classification: Appendix 3B

EIFFEL TECHNOLOGIES LIMITED 2001-04-03 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
We have enclosed Appendix 3B application in relation to a recent placement of 5,185,187 ordinary shares for a total consideration of $700,000 which was announced to the ASX on 19/03/2001 (copy attached).

S Quigley
DIRECTOR

Directors of Eiffel Technologies Limited announce the execution today of the Sale of Shares Agreement between Eiffel Technologies Limited and Cottee Health Group for the sale of two Eiffel subsidiaries - PharmAction Manufacturing Pty Limited and PharmAction Technical Services Pty Limited. This transaction completes the exit from PharmAction Manufacturing Pty Limited that Directors have signalled to the market over recent months. Eiffel Technologies Limited can now focus entirely on the development of its existing range of supercritical fluid technologies.

This sale represents approximate cash addition to Eiffel's reserves of $4.2 million or 5.6 cents per share.

Settlement of the transaction will occur in two tranches with Completion due prior to 30 June 2001 and final payment due prior to 30 September 2001.

The transaction is conditional only upon the Directors of Eiffel being satisfied that Cottee can complete the transaction.

Directors also announce that under the shareholders agreement at 20/12/2000, a small placement of $700,000 was made to professional investors today.

S Quigley
DIRECTOR

For further information, please contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Limited
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
Email: pelorus@starnet.com.au

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Eiffel Technologies Limited

ACN
072 178 977

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	5,185,187
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	N/A
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of

a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 13.5 cents

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Working Capital Purposes

7. Dates of entering securities into uncertified holdings or despatch of certificates — 30/03/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
79,637,993	Ordinary Shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
N/A	N/A

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — N/A

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry

or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

x Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

S P Quigley
DIRECTOR
03/04/2001

Appendix 3B - Working capital purposes

Document date: Thu 18 Jan 2001 **Published:** Thu 18 Jan 2001 11:54:02
Document No: 172270 **Document part:** A
Market Flag: N
Classification: Appendix 3B
EIFFEL TECHNOLOGIES LIMITED 2001-01-18 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Eiffel Technologies Limited

ACN or ARBN
072 178 977

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	8,000,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	N/A
4. Do the securities rank equally in all respects from the date	Yes

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 12.5 cents

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Working Capital Purposes

7. Dates of entering securities into uncertified holdings or despatch of certificates — 10/01/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
74,452,806	Ordinary shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
-	-

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

S P Quigley
DIRECTOR/COMPANY SECRETARY
10/01/2001

16/6/03

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Eiffel Technologies Limited
ABN : 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Christine Mary Cussen
Date of appointment	May 30, 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Options to purchase 500,000 ordinary shares @ 25 cents each (expire 19 June 2004) Options to purchase 500,000 ordinary shares @ 25 cents each (expire 19 Dec 2004)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Cussen Superannuation Fund	381,000 Ordinary Shares

+ See cl

Part 3 – Director's Interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2003

TIME: 14:59:02

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Joseph Hartigan
Date of last notice	December 24, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase by Family Superannuation Fund
Date of change	Febraury 19, 2003
No. of securities held prior to change	500,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Class	Ordinary Shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	10cents per share – participation in rights issue
No. of securities held after change	600,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1:5 Rights Issue

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2003

TIME: 08:33:03

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	December 23, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Superannuation Fund)
Date of change	February 20, 2003
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 2,118,844 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	988,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	10.5 cents
No. of securities held after change	300,000 Tomlinson Superannuation Fund, 3,106,844 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/02/2003

TIME: 16:48:08

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.1

FAXED 20/8/03

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Eiffel Technologies Limited
ABN : 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross Alexander Macdonald
Date of appointment	February 19, 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/12/2002

TIME: 11:18:21

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	November 13, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Superannuation Fund)
Date of change	December 19, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 1,918,844 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	200,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	11.5 cents
No. of securities held after change	300,000 Tomlinson Superannuation Fund, 2,118,844 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/12/2002

TIME: 15:42:47

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Disclosure Document

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Joseph Hartigan
Date of last notice	October 25, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase by Family Superannuation Fund
Date of change	December 24, 2002
No. of securities held prior to change	400,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Class	Ordinary Shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	10.5 cents per share
No. of securities held after change	500,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/11/2002

TIME: 16:55:29

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	October 29, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Superannuation Fund)
Date of change	November 13, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 1,818,844 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	12.5 cents
No. of securities held after change	300,000 Tomlinson Superannuation Fund, 1,918,844 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/11/2002

TIME: 11:10:32

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	July 16, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Superannuation Fund)
Date of change	October 29, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 1,718,844 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	14.0 cents
No. of securities held after change	300,000 Tomlinson Superannuation Fund, 1,818,844 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2002

TIME: 18:39:22

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Joseph Hartigan
Date of last notice	June 27, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase by Family Superannuation Fund
Date of change	October 25, 2002
No. of securities held prior to change	350,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Class	Ordinary Shares
Number acquired	50,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	13.5 cents per share
No. of securities held after change	400,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/08/2002

TIME: 10:56:58

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

1/8/02

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	August 1, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Superannuation Fund)
Date of change	July 26, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 1,418,844 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	300,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15,6 cents
No. of securities held after change	300,000 Tomlinson Superannuation Fund, 1,718,844 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

1/8/02

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	May 10, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Supeannuation Fund)
Date of change	August 1, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 1,392,499 Taefu Pty Ltd (Superannuation Fund) 26,345 Lockley Services Pty Ltd (Family Trust)
Class	Ordinary Shares
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	300,000 Tomlinson Superannuation Fund, 1,418,844 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Correct purchaser's name previously advised as Lockley Services Pty Ltd to Taefu Pty Ltd

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

No. of securities held after change	435,000 Ordinary Shares held by Samuel Quigley Superannuation Fund (c/-Trust Company of Australia) and 166,667 options held by Samuel P Quigley to purchase 166,667 ordinary shares @ 25c each exercisable through to 19 December 2004.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

NOTICE x 2
POSTED 3/7/02

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Samuel Peter Quigley
Date of last notice	21 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase of shares by Superannuation Fund
Date of change	June 28, 2002
No. of securities held prior to change	335,000 Ordinary Shares held by Samuel Quigley Superannuation Fund (c/- Trust Company of Australia) and unlisted options to purchase 166,667 ordinary shares @ 25 c each exercisable through to 19 December 2004
Class	Ordinary Shares
Number acquired	100,000 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	12.5 cents per share

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Joseph Hartigan
Date of last notice	January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase by Family Superannuation Fund
Date of change	June 27, 2002
No. of securities held prior to change	300,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Class	Ordinary Shares
Number acquired	50,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	12.5 cents per share
No. of securities held after change	350,000 Ordinary Shares held by Thomas & Felicity Hartigan Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

10/5/02

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	3 May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Supeannuation Fund)
Date of change	May 8, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 1278 916 Taefu Pty Ltd (Superannuation Fund) 26,345 Lockley Services Pty Ltd (Family Trust)
Class	Ordinary Shares
Number acquired	113,583
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15.05 cents
No. of securities held after change	26,345 Lockley Services Pty Ltd, 300,000 Tomlinson Superannuation Fund, 1392,499 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

posted 6/5/02

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

15/4/02 CORRECTION FILED 3/05/02

Information or documents not available now must be given to ASX as soon as ava documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect (Correction to Notice Dated 15/4/02)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Lockley Services Pty Ltd (Family Trust)
Date of change	April 8, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 820,000 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	26,345
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents
No. of securities held after change	26,345 Lockley Services Pty Ltd, 300,000 Tomlinson Superannuation Fund, 820,000 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Posted 6/5/02.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

3/05/02

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	April 8, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Taefu Pty Ltd (Supeannuation Fund)
Date of change	May 2, 2002
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 820,000 Taefu Pty Ltd (Superannuation Fund) 26,345 Lockley Services Pty Ltd (Family Trust)
Class	Ordinary Shares
Number acquired	458,916
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15.9 cents
No. of securities held after change	26,345 Lockley Services Pty Ltd, 300,000 Tomlinson Superannuation Fund, 1,278,916 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

POSTED 29/04/2002

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public. 28/4/02

Introduced 30/9/2001.

Name of entity EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Saxon Corfield
Date of last notice	April 15 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Rodgrid Pty Ltd
Date of change	April 23, 2002
No. of securities held prior to change	20,000 Direct 480,000 Indirect (Rodgrid Pty Ltd) - Superannuation Fund
Class	Ordinary Shares
Number acquired	120,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15.5 cents
No. of securities held after change	20,000 Direct, 600,000 Indirect (Rodgrid Pty Ltd - Superannuation Fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/04/2002

TIME: 12:16:13

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

15/4/02

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Saxon Corfield
Date of last notice	January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Rodgrid Pty Ltd
Date of change	April 5, 8 & 9
No. of securities held prior to change	20,000 Direct 280,000 Indirect (Rodgrid Pty Ltd) - Superannuation Fund
Class	Ordinary Shares
Number acquired	200,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15.975 cents
No. of securities held after change	20,000 Direct, 480, 000 Indirect (Rodgrid Pty Ltd - Superannuation Fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/04/2002

TIME: 12:16:14

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

15/4/02

Introduced 30/9/2001.

Name of entity
EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of last notice	January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Lockley Services Pty Ltd (Family Trust)
Date of change	April 8
No. of securities held prior to change	300,000 Tomlinson Superannuation Fund 820,000 Taefu Pty Ltd (Superannuation Fund)
Class	Ordinary Shares
Number acquired	26,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents
No. of securities held after change	26,000 Lockley Services Pty Ltd, 300,000 Tomlinson Superannuation Fund, 820,000 Taefu Pty Ltd (Superannuation Fund)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Change of Director's Interest Notice

Document date: Fri 05 Apr 2002 **Published:** Fri 05 Apr 2002 17:14:33
Document No: 188943 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice
EIFFEL TECHNOLOGIES LIMITED 2002-04-05 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
ACCOMPANYING APPENDIX 3Y FROM THE ANNOUNCEMENT PREVIOUSLY RECEIVED 21/03/2002 BUT NOT PREVIOUSLY RELEASED

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Eiffel Technologies Limited

ABN 96 072 178 977

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Samuel Peter Quigley

Date of last notice -

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	February 2000
No. of securities held prior to change	270,000 ordinary shares held by Samuel Quigley Superannuation Fund (Perpetual Trustees Co Ltd) and interest as a director of Pelorus Australia Pty Ltd which held unlisted options to purchase 500,000 ordinary shares @ 25c each exercisable 20/12/2001 through to 19/12/2004
Class	Unlisted options to purchase ordinary shares
Number Acquired	166,667 options to purchase

	ordinary shares
Number disposed	-
Value/consideration	Nil - transferred from Pelorus Australia Pty Ltd pursuant to an agreement dated 20/12/2000
No. of securities held after change	270,000 ordinary shares held by Samuel Quigley Superannuation Fund (Perpetual Trustees Co Ltd) & 166,667 options held by Samuel P Quigley to purchase 166,667 ordinary shares @ 25 c each exercisable through to 19/12/2004
Nature of change	Off market trade

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 05/04/2002

TIME: 15:30:32

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

5/4/02

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Samuel Peter Quigley
Date of last notice	21 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	March 28, 2002
No. of securities held prior to change	270,000 Ordinary Shares held by Samuel Quigley Superannuation Fund and unlisted options to purchase 166,667 ordinary shares @ 25 c each exercisable 20 December 2001 through to 19 December 2004
Class	Ordinary Shares
Number acquired	65,000 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17 cents per share

+ See chapter 19 for defined terms.

No. of securities held after change	335,000 Ordinary Shares held by Samuel Quigley Superannuation Fund (c/- Trust Company of Australia) and 166,667 options held by Samuel P Quigley to purchase 166,667 ordinary shares @ 25 c each exercisable through to 19 December 2004.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Posted 21/03/2002

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Thomas Bytheway
Date of last notice	February 13, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	Tuesday March 12, 2002
No. of securities held prior to change	298,000 Ordinary Shares held by WT & ET Bytheway Super Fund A/C and interest as a director of Pelorus Australia Pty Ltd which held unlisted options to purchase 500,000 ordinary shares @ 25 c each exercisable 20 December 2001 through to 19 December 2004
Class	Unlisted Options to purchase Ordinary Shares
Number acquired	166,667 options to purchase ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Transferred from Pelorus Australia Pty Ltd pursuant to an agreement dated 20 December 2000

No. of securities held after change	298,000 Ordinary Shares held by WT & ET Bytheway Superannuation Fund and 166,667 options held by W T Bytheway to purchase 166,667 ordinary shares @ 25 c each exercisable through to 19 December 2004.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

POSTED 15/02/2002.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Eiffel Technologies Limited
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Thomas Bytheway
Date of last notice	March/April 2001

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary Shares held by Elena Teresa Bytheway (wife)
Date of change	Wednesday February 13, 2002
No. of securities held prior to change	298,000 Ordinary Shares held by ET Bytheway (wife)/ and interest as a director of Pelorus Australia Pty Ltd which holds unlisted options to purchase 500,000 ordinary shares @ 25 c each exercisable 20 December 2001 through to 19 December 2004
Class	Ordinary Shares
Number acquired	Transferred to WT & ET Bytheway – Bytheway Super Fund A/C
Number disposed	298,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$58,110

+ See chapter 19 for defined terms.

No. of securities held after change	298,000 Ordinary Shares held by WT & ET Bytheway – Bytheway Super Fund A/C and options as stated above held by Pelorus Australia Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/01/2002

TIME: 15:49:11

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice x2

Initial Director's Interest Notice x2

Document date: Fri 11 Jan 2002 **Published:** Fri 18 Jan 2002 09:51:26
Document No: 186004 **Document part:** A
Market Flag: N
Classification: Initial Director's Interest Notice

EIFFEL TECHNOLOGIES LIMITED 2002-01-11 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Eiffel Technologies Limited
ABN	96 072 178 977

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Samuel Peter Quigley
Date of Appointment	07/02/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

-

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Perpetual Trustees Co Ltd Samual P Quigley Superannuation Fund	270,000 ordinary shares
Pelorus Australia Pty Ltd (of which S P Quigley is a director)	Holds unlisted options (issued 20 December 2000) for 500,000 ordinary shares @ 25c each exercisable 20 December 2001 through to 19 December 2004

Part 3 - Director's interests in contracts

Detail of contract -

Nature of interest -

Name of registered holder
(if issued securities) -

No. and class of securities
to which interest relates -

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Eiffel Technologies Limited
ABN	96 072 178 977

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Thomas Bytheway
Date of Appointment	07/02/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

-

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Elena Teresa Bytheway (wife)	298,000 ordinary shares
Pelorus Australia Pty Ltd (of which W T Bytheway is a director)	Holds unlisted options (issued 20 December 2000) for 500,000 ordinary shares @ 25c each exercisable 20 December 2001 through to 19 December 2004

Part 3 - Director's interests in contracts

Detail of contract -

Nature of interest -

Name of registered holder
(if issued securities) -

No. and class of securities
to which interest relates -



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/01/2002

TIME: 16:20:02

TO: EIFFEL TECHNOLOGIES LIMITED

FAX NO: 03-9629-8077

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice x 5

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Joseph Hartigan
Date of appointment	16/05/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Thomas & Felicity Hartigan Superannuation Fund	300,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Samuel Peter Quigley
Date of appointment	07/02/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Perpetual Trustees Co Ltd Samual P Quigley Superannuation Fund	270,000 Ordinary Shares
Pelorus Australia Pty Ltd (of which S P Quigley is a director)	Holds unlisted options (issued 20 December 2000) for 500,000 ordinary shares @ 25c each excercisable 20 December 2001 through to 19 December 2004

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Thomas Bytheway
Date of appointment	07/02/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Elena Teresa Bytheway (wife)	298,000 Ordinary Shares
Pelorus Australia Pty Ltd (of which W T Bytheway is a director)	Holds unlisted options (issued 20 December 2000) for 500,000 ordinary shares @ 25c each excercisable 20 December 2001 through to 19 December 2004

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Saxon Corfield
Date of appointment	27/03/1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
20,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Rodgrid Pty Ltd (Superannuation Fund)	280,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roderick Peter Tomlinson
Date of appointment	07/09/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Tomlinson Superannuation Fund Taefu Pty Ltd (Superannuation Fund)	300,000 Ordinary Shares 820,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Section 205G Notice - Director`s Interests

Document date: Thu 26 Apr 2001 **Published:** Thu 26 Apr 2001 15:27:47
Document No: 175963 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

EIFFEL TECHNOLOGIES LIMITED 2001-04-26 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
LETTER TO ASX

Please find attached a Section 205G Notice - Directors Interest

For information, I have attached a copy of correspondence to the ASIC seeking clarification of the shares held in my wife's name and to the ASX regarding options held by Pelorus Australia Pty Ltd of which I am a Director and Shareholder.

I have now received clarification of my queries and am forwarding the relevant Notice to you for processing.

W T Bytheway

INITIAL NOTICE

Name of Director	William Thomas Bytheway
Name of Company	Eiffel Technologies Limited
Date of Appointment	07/02/2000

I have a relevant interest in the following securities of the company or a related body corporate:

Type of security: Ordinary shares
No of security: 298,000
Purchased in the name of my wife: Elena Teresa Bytheway

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or related bodies corporate:

Partial interest in options held by Pelorus Australia Pty Ltd - 500,000 options.

DATE: 20/04/2001

LETTER TO ASIC

I, William Thomas Bytheway, am a Director of Eiffel Technologies Ltd. My wife Elena Teresa Bytheway has acquired shares in this Company.

I have sought verbal advice from the Australian Securities and Investments Commission and the Australian Stock Exchange regarding a requirement to declare these transactions by my wife. Unfortunately it appears to be a "grey area" and a clear response has not been given.

I am supplying the following information and seeking written advice as to the need to declare share trading in this Company by my wife.

Purchaser - Elena Teresa Bytheway

No of Shares purchased: 298,000
Total Shareholding: 298,000
Purchase period: 28/12/2000 - 23/1/2001

W T Bytheway

LETTER TO ASX

SECTION 205G NOTICE - DIRECTORS INTEREST EIFFEL TECHNOLOGIES LIMITED

Director: William Thomas Bytheway

RELEVANT INTEREST

Partial indirect interest in options held by Pelorus Australia Pty Ltd - 500,000 options

W T Bytheway

NOTICE OF DIRECTOR'S INTERESTS
Section 205G of the Corporations Law

Section 205G Notice - Director`s Interests

Document date: Mon 29 Jan 2001 **Published:** Mon 29 Jan 2001 15:49:29
Document No: 172543 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

EIFFEL TECHNOLOGIES LIMITED 2001-01-29 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Director: William Thomas Bytheway

RELEVANT INTEREST

Partial indirect interest in options held by Pelorus Australia Pty Ltd - 500,000 options.

W T Bytheway

Section 205G Notice - Director`s Interests

Document date: Wed 24 Jan 2001 **Published:** Wed 24 Jan 2001 17:54:31
Document No: 172483 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

EIFFEL TECHNOLOGIES LIMITED 2001-01-24 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

In accordance with section 205G of the corporations law, I am advising that I have purchased further shares in a public company of which I am a non executive director.

PURCHASER; TEAFU Pty Ltd
COMPANY; Eiffel Technologies Ltd 450,000 shares

R Tomlinson
DIRECTOR

Section 205G Notice - Director`s Interests

Document date: Wed 24 Jan 2001 **Published:** Wed 24 Jan 2001 14:13:09
Document No: 172448 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

EIFFEL TECHNOLOGIES LIMITED 2001-01-24 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

In accordance with section 205G of the corporations law, I am advising that I have purchased shares in two public companies of which I am a non executive director.

Purchaser: Lockley Services

Companies: Eiffel Technologies Ltd 240,000 shares
Analytica Ltd 125,000 shares

R Tomlinson
DIRECTOR

Section 205G Notice - Director`s Interests

Document date: Mon 22 Jan 2001 **Published:** Mon 22 Jan 2001 15:39:08
Document No: 172377 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests
EIFFEL TECHNOLOGIES LIMITED 2001-01-22 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
In accordance with section 205G of the Corporations Law, Eiffel Technologies Limited advises of purchase of shares by a director.

PURCHASER - SAM QUIGLEY

Number of shares purchased	70,000
Total shareholding	270,000
Date of purchase	19/01/01

RELEVANT INTEREST

Ordinary shares held by superannuation fund	270,000
Partial Indirect interest in options held by Pelorus Australia Pty Ltd	500,000

S Quigley
DIRECTOR

For Further Information Please Contact:

Mr Sam Quigley
C/- Pelorus Australia Pty Ltd
Level 14/50 Market Street
MELBOURNE VIC 3000

Tel: 61 3 9614 5505
Fax: 61 3 9614 4679
E-mail: pelorus@starnet.com.au

603

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ASX

Notice of Change in Substantial Holding

Document date: Mon 26 Mar 2001 **Published:** Mon 26 Mar 2001 16:38:21
Document No: 174909 **Document part:** A
Market Flag: N
Classification: Security holder details - Other

Announcement text is not available

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GLOSSARY



Becoming a substantial holder

Document date: Fri 19 Jan 2001 **Published:** Fri 19 Jan 2001 09:52:42
Document No: 172294 **Document part:** A
Market Flag: N
Classification: Becoming a substantial holder

EIFFEL TECHNOLOGIES LIMITED 2001-01-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
Jagen Pty Ltd wishes to advise that it has become a substantial shareholder in Eiffel Technologies Ltd ACN 072 178 977 (formerly Pharmaction Holdings Ltd) being the holder of five million ninety three thousand seven hundred and fifty (5,093,750) Issued/fully Paid Shares."

D Brasher



ASX

AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/02/2000

TIME: 15:28:51

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial shareholder

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

Form 605

form 605
Corporations Law
711(3)

Notice of ceasing to be a substantial shareholder

company name: PHARMACTION HOLDINGS LTD.

Substantial shareholder

Name (of person ceasing to be a substantial shareholder)[A]: PHARMACTION MARKETING PTY LTD

ceased to be a substantial shareholder on / /

Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y): 8/2/00

The notice was dated (d/m/y): 8/2/00

Changes in relevant interests

Particulars of each change in, or change in the nature of, in relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
1/2/00	Pharmaction	Sale	$21,111.80.	Ord - 100,000
[illegible]/2/00	Marketing	Sale	$1,534.45	Opt Jun 00 - 23083
4/2/00	Pty Ltd.	Sale	$30,897.85	Opt Jun 00 - 500,000
7/2/00	" "	Sale	$112,103.35	Ord - 433,988
15/2/00	" "	Sale	$17,000 -	Ord - 66612

Changes in association

The following persons mentioned in this form have ceased to be associates of, or have changed the nature of their association[D] with, the substantial shareholder in relation to voting shares in the company.

Name	Nature of association

Addresses

The addresses of persons named in this form are:

Name	Address
Pharmaction Marketing Pty Ltd	29 Ball St. [illegible] 3065

Signature

name

signature [signature] date 18/2/00

director, secretary or substantial shareholder.

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler	
COMPANY:	**Australian Stock Exchange**	OUR REF:		
FAX No.:	**1300 300 021**	DATE:	18 February 2000	**PAGE: 1 OF 2**

PLEASE REPLY FAX No.: (03) 9369 6730

RE: Substantial Shareholder Notice

Please find attached a Substantial Shareholder Notice for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

Form 605

form 605
Corporations Law
711(3)

Notice of ceasing to be a substantial shareholder

To: company name PHARMACTION HOLDINGS LTD.

Substantial shareholder

name (of person ceasing to be a substantial shareholder)[A] PHARMACTION MARKETING PTY LTD

ceased to be a substantial shareholder on / /

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) 8/2/00
The notice was dated (d/m/y) 8/2/00

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, in relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
11/2/00	Pharmaction	Sale	$21,111.80	Ord - 100,000
11/2/00	Marketing	Sale	$1,534.45	Opt Jun 00 - 28083
14/2/00	Pty Ltd	Sale	$30,897.85	Opt Jun 00 - 500,000
17/2/00	" "	Sale	$112,103.35	Ord - 433,988
18/2/00	" "	Sale	$17,000	Ord - 66,012

3. Changes in association

The following persons mentioned in this form have ceased to be associates of, or have changed the nature of their association[D] with, the substantial shareholder in relation to voting shares in the company.

Name	Nature of association

4. Addresses

The addresses of persons named in this form are:

Name	Address
Pharmaction Marketing Pty Ltd	29 Bell St. [illegible] 3065

Signature

name

signature [signature] date 18/2/00

director, secretary or substantial shareholder.

FAX101



ASX

AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/02/2000

TIME: 16:58:37

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED

COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial shareholding

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler	
COMPANY:	**Australian Stock Exchange**	OUR REF:		
FAX No.:	**1300 300 021**	DATE:	9 February 2000	**PAGE: 1 OF 1**

PLEASE REPLY FAX No.: (03) 9369 6730

RE: Substantial Shareholder Notice

Please find attached a Substantial Shareholder Notice for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

73-83 Cherry Lane
Laverton North, Victoria, 3026
Telephone: (03) 9278 7555

FACSIMILE:
National: (03) 9369 6730
International: 61 3 9369 6730

TELEPHONE:
National: (03) 9278 7555
International: +61 3 9278 7555

PHARMACTION

PharmAction Holdings Limited
A.C.N. 072 178 977

(IF ALL PAGES ARE NOT RECEIVED, PLEASE CONTACT US IMMEDIATELY)

TO:	**Announcements Section ASX**	FROM:	Geoffrey Chandler
COMPANY:	**Australian Stock Exchange**	OUR REF:	Substantial Shareholder Notice
FAX No.:	**1300 300 021**	DATE:	2 February 2000 **PAGE: 1 OF 2**

PLEASE REPLY FAX No.: (03) 9369 6730

RE: Substantial Shareholder Notice

Please find attached a Substantial Shareholder Notice for immediate release to the market.

Yours truly,
PHARMACTION HOLDINGS LIMITED



Geoffrey Chandler
Company Secretary &
Chief Financial Officer

Form 604

form 604
Corporations Law
710(3)

Notice of change in interests or entitlements of substantial shareholder

To: company name PHARMACTION HOLDINGS LTD.

Substantial shareholder

name[A] PHARMACTION MARKETING PTY LTD.

gives notice of a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) 2/2/00

The notice was dated (d/m/y) 1/2/00

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
Ordinary	3999915	6.205%	3699915	5.739%
Options Jun 00	4499915	9.244%	3727998	7.653%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
4/2/00	Pharmaction Marketing	Sale	$7,000	Opt Jun 00 - 200000
4/2/00	Pty Ltd.	Sale	$9,000	Ordinary - 50000
5/2/00	" "	Sale	$28,855.50	Opt Jun 00 - 571917
7/2/00	" "	Sale.	$55,487.50	Ordinary - 250,000.

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder[D]	Nature of relevant interest[B]	Class and number of shares
Pharmaction Marketing Pty Ltd			Ordinary - 3699915
			Options Jun 00 - 3727998

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association[E] with, the substantial shareholder in relation to voting shares in the company:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Pharmaction Marketing P/L.	29 Bell St Fitzroy 3065

Signature

name SUZANNE KAY ARNALL

signature [signature] date 9/2/00

director, secretary or substantial shareholder.

Form 604

form 604
Corporations Law
710(3)

Notice of change in interests or entitlements of substantial shareholder

To: company name PHARMACTION HOLDINGS LTD.

Substantial shareholder

name[A] PHARMACTION MARKETING PTY LTD.

gives notice of a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) 2/2/00

The notice was dated (d/m/y) 1/2/00

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
Ordinary.	3999915	6.205%	3699915	5.739%
Options Jun 00	4499915	9.244%	3727998	7.653%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
4/2/00	Pharmaction Marketing	Sale	$7,000	Opt Jun 00 - 200000
4/2/00	Pty Ltd.	Sale	$9,000	Ordinary - 50000
7/2/00	" "	Sale	$28,855.50	Opt Jun 00 - 571917
7/2/00	" "	Sale.	$55,487.50	Ordinary - 250,000.

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder[D]	Nature of relevant interest[B]	Class and number of shares
Pharmaction			Ordinary - 3699915
Marketing Pty Ltd			Options Jun 00 - 3727998

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association[E] with, the substantial shareholder in relation to voting shares in the company:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Pharmaction Marketing P/L.	29 Bell St Fitzroy 3065

Signature

name SUZANNE KAY ARNALL

signature [signature] date 9/2/00

director, secretary or substantial shareholder.

Form 604

form 604
Corporations Law
710(3)

Notice of change in interests or entitlements of substantial shareholder

To: company name PHARMACTION HOLDINGS LTD.

Substantial shareholder name[A] PHARMACTION MARKETING PTY LTD

gives notice of a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) / / NOT APPLICABLE

The notice was dated (d/m/y) / /

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
Ordinary	5,699,915	8.84%	3,999,915	6.205%
Options Jun 2000	5,699,915	11.7%	4,499,915	9.244%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
31/1/00	Pharmaction	Sale	$123,600	Ordinary 740,000
1/2/00	Marketing	Sale	$123,250	Ordinary 760,000
2/2/00	"	Sale	$32,000	Ordinary 200,000
31/1/00	"	Sale	$14,240	Opt. Jun 2000 500,000
1/2/00	"	Sale	$20,160	Opt. Jun 2000 700,000

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder[D]	Nature of relevant interest[B]	Class and number of shares
Pharmaction Marketing P/L			Ordinary 3,999,915 Opt. Jun 2000 4,499,915

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association[E] with, the substantial shareholder in relation to voting shares in the company:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Pharmaction Marketing P/L	27 [illegible] St [illegible] Vic

Signature

name Suzanne Arnall

signature [signature] date 1/2/00

director, ~~secretary~~ or substantial shareholder.



ASX
AUSTRALIAN STOCK EXCHANGE

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/02/2000

TIME: 16:30:05

TO: PHARMACTION HOLDINGS LIMITED

FAX NO.: 03-9369-6730

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial shareholding

Australian Stock Exchange Limited ACN 008 624 691
Exchange Centre, 20 Bond Street, Sydney NSW 2000
PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone: 61 2 02 9227 0334 Facsimile:61 2 02 9227 0339 Internet: http://www.asx.com.au